UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-FR
AMENDMENT NO. 1

[XX] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Rare Element Resources Ltd.

(Exact name of Registrant as specified in its charter)

SEC File Number: **000-53834**

British Columbia, Canada
(Jurisdiction of incorporation or organization)

325 Howe Street, Suite 410, Vancouver, British Columbia. Canada V6C 1Z7
(Address of principal executive offices)

Winnie Wong: 604-687-3520; wwong@pacicicopportunity.com; 325 Howe St., #410, Vancouver, BC, Canada V6C 1Z7
(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. **26,264,736 common shares**

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [**X**]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [ ] No [**X**]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days Yes [ ] No [**X**]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer **[X]**

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:

U.S. GAAP [ ]
International Financial Reporting Standards as issued by International Accounting Standards Board [ ]
Other **[X]**
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: **Item 17 [X]** Item 18 [ ]
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] **No [X]**

Page 1 of 116
Index to Exhibits on Page 69

RARE ELEMENT RESOURCES LTD.
FORM 20-FR REGISTRATION STATEMENT

AMENDMENT No. 1

TABLE OF CONTENTS

INTRODUCTION

Rare Element Resources Ltd. was organized in 1999 as "Spartacus Capital Inc.", a "Venture Capital Pool" company. The Company changed its name in July 2003 coincident with the completion of its Qualifying Transaction, the RTO acquisition of Paso Rico Resources Ltd. ("Paso Rico"). Paso Rico's main asset was an option to acquire the Bear Lodge Property.

In this Registration Statement, the "Company", "Rare Element", "we", "our" and "us" refer to Rare Element Resources Ltd. and its subsidiaries (unless the context otherwise requires). Our principal corporate offices are located at 325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7. Our telephone number is 604-687-3520.

BUSINESS OF RARE ELEMENT RESOURCES INC.

Rare Element Resources Ltd. ("Rare Element" or the "Company") has a 100% interest in the Bear Lodge Property in northeastern Wyoming, USA, which contains large disseminated rare-earth-elements ("REE") deposit as well as extensive gold occurrences. The Company itself is exploring the REE deposit (the "Bear Lodge Project") and, as of 6/30/2009, had expended $1.6 million on acquisition/exploration. In June 2006, the Company optioned the gold exploration (the "Sundance Gold Venture") to Newmont North America Exploration Limited ("Newmont") whereby Newmont has the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5 million on property exploration by 2011; as of 6/30/2009, Newmont had expended $2.1 million on the venture.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in U.S. Dollars ("US$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar ("CDN$") against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Some discussions herein contain forward-looking statements which can be identified by the use of words such as "anticipate," "believe," "plan," "estimate," "expect," and "intend," statements that an action or event "may," "might," "could," "should," or "will" be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant's common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

ITEM 1. IDENTIFICATION OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS

1.A.1. Directors
The following table lists as of 10/31/2009 the names of the Directors.

Table No. 1
Directors

Name	Age	Date First Elected or Appointed
M. Norman Anderson(2)	78	July 2003
Mark T. Brown (1)(3)	40	June 1999
Norman W. Burmeister (1)(4)	69	July 2003
Gregory E. McKelvey (5)	65	February 2008
Stephen P. Quin (1)(6)	50	May 2005
Donald E. Ranta (7)	66	October 2007

(1) Member of Audit Committee.
(2) Business Address: 455 Granville St. #502, Vancouver, BC, Canada V6C 1V2.
(3) Business Address: 325 Howe St #410, Vancouver, BC, Canada V6C 1Z7.
(4) Business Address: P.O.Box 785 #19 Stoney Point Rd., Dubois, Wyoming USA 82513
(5) Business Address: PO Box 1599, 6454 Ruin Hill Loop, Pine, AZ, USA 85544
(6) Business Address: 999 West Hastings #900, Vancouver, BC, Canada V6C 2W2
(7) Business Address: 309 Parkview Ave, Golden, Colorado USA 80401

M. Norman Anderson, Norman W. Burmeister, Gregory E. McKelvey, and Stephen P. Quin: as independent directors, they supervise management and help to ensure compliance with corporate governance policies and standards.

Mark T. Brown and Donald E. Ranta:
as directors, they provide overall leadership and direction to the Company and its management and help to ensure compliance with our corporate governance policies and standards.

1.A.2. Senior Management
The following table lists, as of 11/15/2009, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management

Name and Position	Age	Date of First Appointment
Donald E. Ranta, President & CEO	66	October 2007
Mark T. Brown, Chief Financial Officer	40	June 2003
Winnie Wong, Corporate Secretary	35	July 2003

Donald E. Ranta's business functions, as President and CEO, include strategic planning and management of operations of the Company, and reporting to the Board of Directors.

Mark T. Brown's business functions, as Chief Financial Officer, include overseeing the financial affairs of the Company including cash management and planning, accounting and dealing with investors and financial institutions and overseeing financial regulatory compliance.

Winnie Wong's business functions, as Corporate Secretary, include assisting the President/CEO and CFO and insuring the maintenance of corporate records and recording minutes of meetings and compliance with all statutory and regulatory regulations.

1.B. Advisors
The Company's transfer agent and registrar is:
   Computershare Investor Services Inc.
   510 Burrard Street
   Vancouver, British Columbia, Canada V6C 3B9

The Company's Canadian legal counsel is:
   McCullough O'Connor Irwin
   1100-888 Dunsmuir Street
   Vancouver, British Columbia, Canada V6C 3K4

The Company's bank is:
   Canadian Western Bank
   Suite 100, 666 Burrard Street
   Vancouver, British Columbia, Canada V6C 2X8

1.C Auditors
The Company's auditor is:
   DeVisser Gray, Chartered Accountant
   905 West Pender Street, #401
   Vancouver, British Columbia, Canada V6C 1L6

They are members of the British Columbia Institute of Chartered Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION

3.A.1. Selected Financial Data
The selected financial data of the Company for Fiscal 2009/2008/2007 Ended June 30th was derived from the consolidated financial statements of the Company that were audited by DeVisser Gray, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. The selected financial data of the Company for Fiscal 2006/2005 Ended June 30th was derived from the consolidated financial statements of the Company that were audited by DeVisser Gray, independent Chartered Accountants: not included herein.

The auditor's conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. The auditor's report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data as at and for the three-month periods ended 9/30/2009 and 9/30/2008 have been derived from the un-audited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

The following table is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the consolidated financial statements.

Table No. 3
Selected Financial Data

	Un-Audited Three Months Ended 9/30/2009	Un-Audited Three Months Ended 9/30/2008	Audited Fiscal 2009 Ended 6/30/2009	Audited Fiscal 2008 Ended 6/30/2008	Audited Fiscal 2007 Ended 6/30/2007	Audited Fiscal 2006 Ended 6/30/2006	Audited Fiscal 2005 Ended 6/30/2005
Canadian GAAP							
Sales Revenue	$0	$0	$0	$0	$0	$0	$0
Operating Income (Loss)	($225,478)	($257,516)	($1,254,187)	($853,866)	($751,496)	($458,407)	($145,082)
Net Income (Loss)	($225,478)	($257,516)	($1,254,187)	($853,866)	($751,496)	($458,407)	($145,082)
Basic/Diluted (Loss) Per Share	($0.01)	($0.01)	($0.05)	($0.04)	($0.04)	($0.03)	($0.01)
Dividends Per Share	$0	$0	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	27,432,388	23,866,736	24,072,331	22,972,529	20,412,956	16,341,819	14,298,715
Period-End Shares O/S	28,733,736	23,866,736	26,264,736	23,866,736	21,704,389	18,273,425	14,430,825
Working Capital	$6,156,232		$2,345,857	$2,281,675	$1,154,703	$443,003	$103,400
Mineral Properties	$2,096,245		$1,609,496	$1,019,349	$764,147	$608,856	$392,877
LT Financial Liabilities	$0		$0	$0	$0	$0	$0
Shareholder's Equity	$8,373,692		$3,967,758	$3,330,374	$1,944,606	$1,061,859	$506,277
Total Assets	$8,707,704		$4,034,219	$3,394,225	$1,969,319	$1,094,740	$521,392
US GAAP							
Net Income (Loss)(1)	($712,227)	($503,206)	($1,844,334)	($1,110,484)	($911,628)		
Net Income (Loss) Per Share	($0.03)	($0.02)	($0.08)	($0.05)	($0.04)		
Mineral Properties	$0		$0	$0			
Shareholders' Equity	$6,277,447		$2,358,262	$2,311,025			
Total Assets	$6,611,459		$2,424,723	$2,374,876			

(1) **Under USGAAP, Net Loss through 9/30/2009 totalled ($7,699,285).**

3.A.2. Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in U.S. Dollars (US$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar (CDN$) against the U.S. Dollar.

Table No. 4 sets forth the exchange rates for the Canadian Dollar for: Fiscal 2009/2008/2007/2006/2005 Ended June 30th. The average rates for the periods, the range of high and low rates for the periods and the closing values for the periods are disclosed. The data for each month during the most recent seven months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
November 2009		1.08	1.05	1.06
October 2009		1.08	1.03	1.08
September 2009		1.11	1.06	1.07
August 2009		1.10	1.07	1.10
July 2009		1.16	1.08	1.08
June 2009		1.16	1.09	1.16
May 2009		1.19	1.10	1.11
Fiscal Year Ended 6/30/2009	1.17	1.30	1.00	1.16
Fiscal Year Ended 6/30/2008	1.01	1.08	0.92	1.02
Fiscal Year Ended 6/30/2007	1.13	1.19	1.06	1.06
Fiscal Year Ended 6/30/2006	1.16	1.24	1.10	1.12
Fiscal Year Ended 6/30/2005	1.25	1.34	1.18	1.24

3.B. Capitalization and Indebtedness

The following table sets forth the capitalization and indebtedness of the Company as 9/30/2009, the end of the most recent fiscal period and the most recently available consolidated financial statements. Since then to 10/31/2009, the Company raised CDN$1,800,000 on July 24, 2009 through financing consisting of 1.2 million units at a price of CDN$1.50 per unit and another CDN$3,000,000 through financing consisting of 1,000,000 units at a price of CDN$3.00 per unit.

Table No. 5
Capitalization and Indebtedness

SEPTEMBER 30, 2009	
Short-Term Indebtedness (due to related parties)	$43,399
Long-Term Indebtedness	$0
Shareholders' Equity	
Common Shares, no par value	
Unlimited Number of common shares authorized	
28,733,736 common shares issued and outstanding	$11,034,225
Warrants	$2,070,983
Contributed Surplus	$871,524
Retained Earnings (deficit)	($5,603,040)
Net Shareholders' Equity	$8,373,692
TOTAL CAPITALIZATION	**$8,707,704**
OCTOBER 31, 2009	
Obligations Under Capital Leases	$nil
S-T Due to Related Parties	$nil
Long-Term Debt	$nil
Guaranteed Debt	$nil
Secured Debt	$nil
Common Shares Issued and Outstanding	28,896,736
Warrants Outstanding	990,000
Stock Options Outstanding	2,606,000

3.C. Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D. Risk Factors

Rare Element Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company's ability to continue as a Going Concern.

The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. For Rare Element's Fiscal 2009 Ended 6/30/2009, the Company's net loss was ($1,254,187). The Company's accumulated deficit at 6/30/2009 was ($5,377,562). At 6/30/2009, the Company's cash position was $2,334,145 and the Company's working capital position was $2,345,857. Subsequently, the Company completed two private placements in July 2009 and September 2009, raising a total of CDN$4,800,000. Management believes that based on its current working capital position, the Company will be able to continue operations at least through the end of Fiscal 2010 without raising additional capital either through debt or equity financing.

Rare Element's Limited Financial Resources Will Require the Company to Seek Additional Funding. Potentially Diluting Existing Shareholders or Increasing Financial Risk Thorough Debt Issuance.

Rare Element has limited financial resources. There is no assurance that the Company will be able to generate funds from operations or to obtain sufficient financing in the future on terms acceptable to it. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company's business, results of operations and financial condition. The most likely source of future financing presently available to the Company is through the sale of the Company's common shares. Any sale of common shares will result in dilution of equity ownership to existing shareholders. This means that if the Company sells common shares, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and capital payments. Also, the Company may issue or grant warrants or options in the future pursuant to which additional common shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to the Company's existing shareholders.

Price Volatility of Rare Element's Publicly Traded Securities Could Adversely Affect Investor's Portfolios

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the common shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

Foreign currency fluctuations may have a negative impact on the Company's financial position and results.

The Company's property interests in United States make it subject to foreign currency fluctuations that may adversely affect the Company's financial position and results. As the Company maintains its accounts in Canadian dollars, any appreciation in US Dollar against the Canadian Dollar will increase the Company's costs of carrying out operations in the United States. Management has not entered into any foreign currency contracts to mitigate this risk; as such, the Company may suffer losses due to adverse foreign currency fluctuations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Shares of Rare Element and Shareholders Could Find It Difficult to Sell Their Stock.

Rare Element's common shares are subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Rare Element's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

No History of Dividends

The Company has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends, if any, will be at the discretion of the Board after taking into account many factors, including operating results, financial condition and anticipated cash needs.

Rare Element's Insiders Control a Material Percentage of Common Shares Outstanding; Potentially Adversely Affecting Investor's Influence Over Corporate Affairs

The Company's officers and directors, in the aggregate, beneficially own 7.8% of the Company's issued and outstanding Common Shares, on an undiluted basis, based on 28,896,736 common shares issued and outstanding as of October 31, 2009. As a result, they have the ability to influence matters affecting the Company's shareholders, including the election of directors, the acquisition or disposition of assets, and the future issuance of shares. Due to the Company's officers, directors and principal shareholders control over such shares, investors may find it difficult to replace the management if they disagree with the way the Company's business is being operated.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Rare Element's Stockholders.

Because the success of Rare Element is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of October 31, 2009, there are 2,606,000 share purchase options outstanding, which, if exercised, would result in an additional 2,606,000 common shares being issued and outstanding.

Rare Element is Dependent on Key Personnel and the Absence of Any of These Individuals Could Adversely Affect the Company

The success of the Company is currently largely dependent on the performance, retention and abilities of its directors, officers, employees and management. The loss of the services of these persons could have a material adverse effect on the Company's business and prospects. There is no assurance that the Company can maintain the services of its directors, officers, employees or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on the Company and its prospects. The Company lacks "key man" life insurance policies on any of its officers or employees.

Competition for additional qualified management is intense, and the Company may be unable to attract and retain additional key personnel, or to attract and retain personnel on terms acceptable to the Company. Management personnel are currently limited and they may be unable to manage the Company's expansion successfully and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition. The Company has not entered into non-competition agreements. As the Company's business is substantially dependent upon the directors, executive officers and consultants of the Company, the lack of non-competition agreements poses a significant risk to the Company in the event such persons were to resign or be terminated from such positions. Under such circumstances, such persons may provide confidential information and key contacts to the Company's competitors and the Company may have difficulties in preventing the disclosure of such information. Such disclosure would have a material adverse effect on the business and operations of the Company.

The Company's Directors/Senior Management Are Engaged in Other Businesses. Potential Conflicts of Interest and Other Obligations of Management Could Interfere With Corporate Operations

Most of the directors and officers of the Company are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other entities, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCA and other applicable legislation. Some of the directors and officers of the Company are or may become directors or officers of other entities engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors and officers' duties to the Company and their duties to the other entities they are involved, the directors and officers of the Company have been advised as follows by the Company: participation in other business ventures offered to the directors or officers should be allocated between the various entities and on the basis of prudent business judgment and the relative financial abilities and needs of such entities to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through other entities in which the directors and officers are involved should not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants. The Company's directors and officers are, or may become, involved in other business activities. As a result of their other business endeavors, the Company's directors and officers may not be able to devote sufficient time to the Company's business affairs, which may negatively affect its ability to conduct ongoing operations and to generate revenues. In addition, the management of the Company may be periodically interrupted or delayed as a result of its officers' other business interests.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Rare Element. The Company is a corporation incorporated in the province of British Columbia under the British Columbia *Corporations Act*. Many of the Company's directors are residents of Canada, and a substantial portion of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private issuer", Rare Element is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The Company's executive office is located at:
   325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7.
   Telephone: 604-687-3520
   Facsimile: 604-688-3392
   E-Mail: info@rareelementresources.com
   Website: www.rareelementresources.com

The contact person is: Ms. Winnie Wong, Corporate Secretary.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the TSX Venture Exchange (Tier One) in Toronto, Canada, under the symbol "RES". The common shares also trade in Europe on the Deutsche Bröse (Berlin), Frankfurt, and XETRA Stock Exchanges.

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of 6/30/2009, the end of the latest completed fiscal year, there were 26,264,736 common shares issued and outstanding. On 10/31/2009, there were 28,896,736 common shares issued and outstanding.

History and Development of the Company

Incorporation, Corporate Changes, and Name Changes. The Company was incorporated under the laws of the Province of British Columbia, Canada, on 6/3/1999 under the name "Spartacus Capital Inc.". On 7/25/2003, the name was changed to "Rare Element Resources Ltd."

Organized as a "Venture Capital Pool" company whose activities were focused on the identification and completion of a Qualifying Transaction, the Company transitioned to a "Venture Company" on 7/25/2003 coincident with the completion of its Qualifying Transaction, the Reverse Takeover ("RTO") acquisition of Paso Rico Resources Ltd. ("Paso Rico") and completion of a CDN$551,000 private placement. Paso Rico's main asset was an option to acquire the Bear Lodge Property.

Effective 12/20/2004, the Company's authorized share capital was changed from 100,000,000 common shares to an unlimited number of common shares without par value.

Initial Public Offering. Effective 10/8/1999, the Company completed its initial public offering of 1,500,000 common shares at $0.20 per share, raising $300,000 (gross). The common shares began trading on the TSX Venture Exchange in Canada ("TSX") on 11/15/1999 under the symbol "SCI".

Subsidiary. The Company has one wholly-owned subsidiary, incorporated under the laws of British Columbia, Canada, on 7/12/1996 under the name "Paso Rico Resources Ltd.". That subsidiary has three wholly-owned subsidiaries:
a. Paso Rico (USA) Inc.; incorporated on 08/21/1997 in Wyoming, USA;

b. Minera Santa Regina SA de CV; incorporated 8/7/1991 in Mexico; and
c. Compania Minera Real de las Lomas SA de CV; incorporated 4/18/1991 in Mexico.
The Company is in the process of winding down the two Mexican companies.

<u>Financings</u>. The Company has financed its operations through funds raised in public/private placements of common shares and common shares issued to settle debts. In addition, the Company has raised funds through the exercise of warrants issued in the private placements and the exercise of stock options.

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
2010 Thru 10/31/2009	Private Placement of Units Exercise of Warrants Exercise of Options	2,200,000 10,000 422,000	$4,479,960 $9,575 $245,093
2009 Ended 6/30/2009	Private Placement of Units Exercise of Options	2,000,000 398,000	$1,333,050 $140,950
2008 Ended 6/30/2008	Private Placement of Units Exercise of Warrants Exercise of Options	1,075,000 700,847 386,500	$1,150,357 $520,810 $160,092
2007 Ended 6/30/2007	Private Placement of Units Exercise of Warrants Exercise of Options	1,666,698 1,076,766 687,500	$897,917 $337,500 $158,634

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
2009 Ended 6/30/2009	$590,147 $nil	Exploration Costs Equipment Purchase
2008 Ended 6/30/2008	$256,618 $5,711	Exploration Costs Equipment Purchase
2007 Ended 6/30/2007	$159,750 $864	Exploration Costs Equipment Purchase

<u>Plan Of Operations</u>

<u>Source of Funds for Fiscal 2010, Ending June 30th</u>
The Company's primary source of funds since incorporation has been through the issuance of common shares. As at 6/30/2009, the Company had cash of $2,334,145. However, in late July 2009, the Company completed a private placement of units, raising $1,672,860 (gross) and another private placement in late September 2009, raising $2,807,000 (gross).

The Company had working capital of $2,345,857 at 6/30/2009.

As of 10/31/2009: 2,590,000 outstanding warrants with exercise prices ranging from CDN$1.00 to CDN$4.25, if exercised, would raise an additional CDN$6,500,000; and 2,606,000 outstanding stock options with exercise prices ranging from CDN$0.55 to CDN$4.49, if exercised, would raise an additional CDN$2,267,530. There is no guarantee that the warrants or the stock options will be exercised. The Company has had discussions with third parties about additional equity offerings; but the talks as of 10/31/2009 were preliminary. Management believes that with the cash the Company currently has on hand and with the potential exercise of the share purchase options, the Company will be able to fund its expenditures through the end of Fiscal 2010.

<u>Use of Funds for Fiscal 2010 Ending June 30th</u>
For Fiscal 2010, the Company estimates that it might expend CDN$750,000 on general/administrative expenses. During Fiscal 2010, the Company estimates that it might expend CDN$2 million on property acquisition/exploration expenses.

<u>Anticipated Changes to Facilities/Employees</u>. The Company anticipates no material changes to either facilities or employees in the near future.

<u>United States vs. Foreign Sales</u>
The Company generated no sales revenue in Fiscal 2009/2008/2007.

4.B. BUSINESS OVERVIEW

Corporate Overview

The Company's business is the acquisition and exploration of mineral properties. The Company's principal property is the Bear Lodge Property located in northeastern Wyoming, USA. This property contains a large disseminated rare-earth-element (REE) deposit as well as extensive gold occurrences.

This property was acquired through the July 2003 reverse-takeover acquisition of Paso Rico, which originally had an option to acquire full ownership of the property through exploration expenditures on the property and subsequently before the reverse-takeover by Rare Element, obtained 100% ownership in September 2002.

The Company itself is exploring the REE deposits (the "Bear Lodge Project"); and, as of 6/30/2009, had expended $1.6 million on acquisition/exploration.

In June 2006, the Company optioned the gold exploration (the "Sundance Gold Venture") to Newmont North America Exploration Limited ("Newmont") whereby Newmont has the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5 million on property exploration by 2011; as of 6/30/2009, Newmont had expended $2.1 million on the venture.

Expenditures on the Company's properties are detailed below:

	June 30 2006	Expenditures for the Period	June 30 2007	Expenditures for the Period	June 30 2008	Expenditures for the Period	June 30 2009
Bear Lodge Property							
Acquisition Costs	$17,721	$nil	$17,721	$nil	$17,721	$23,000	$40,721
Assays	$7,637	$114	$7,751	$5,623	$13,374	$16,573	$29,947
Assessments and taxes	$20,104	$nil	$20,104	$nil	$20,104	$nil	$20,104
Drilling	$250,409	$73,513	$323,922	$136,038	$459,960	$274,712	$734,672
Geological consulting	$121,983	$46,785	$168,768	$58,714	$227,482	$211,277	$438,759
Geophysical	$300	$nil	$300	$nil	$300	$nil	$300
Metallurgical testing	$nil	$38,530	$38,530	$55,000	$93,530	$61,500	$155,030
Overhead expenses	$8,489	$1,190	$9,679	$1,160	$10,839	$2,685	$13,524
Staking	$17,949	$nil	$17,949	$nil	$17,949	$nil	$17,949
Survey	$34,338	$nil	$34,338	$nil	$34,338	$nil	$34,338
Travel expenses	$23,935	$nil	$23,935	$83	$24,018	$400	$24,418
Wages	$99,734	$nil	$99,734	$nil	$99,734	$nil	$99,734
Bear Lodge Property Total	**$602,599**	**$160,132**	**$762,731**	**$256,618**	**$1,019,349**	**$590,147**	**$1,609,496**
Kipawa Property							
Geological consulting	$4,949	$nil	$4,949	$nil	$4,949	$nil	$nil
Staking	$1,308	$nil	$1,308	$nil	$1,308	$nil	$nil
Writedown of property	$nil	($4,841)	($4,841)	($1,416)	($6,257)	$nil	$nil
Kipawa Property Total	**$6,257**	**($4,841)**	**$1,416**	**($1,416)**	**$nil**	**$nil**	**$nil**
TOTAL CORPORATE EXPENDITURES	**$608,856**	**$155,291**	**$764,147**	**$255,202**	**$1,019,349**	**$590,147**	**$1,609,496**

REE Exploration Activities

2004-2008 Exploration Activities. Drilling conducted by the Company at the Bear Lodge Property began in August 2004 and continued intermittently through October 2008. A total of 13,317 feet was completed in twelve core holes that range in depth from 943 feet to 1,886 feet. Dr. James Clark, VP Exploration, supervised the drilling on site during 2004, 2005, 2007, and part of 2008. In his absence during 2008, another geologist experienced in industry-standard drilling practices was on site.

Drilling operations during 2004 (August – December) were performed by AK Drilling of Butte, Montana utilizing a truck-mounted Longyear 44 core drilling rig. Drilling operations in 2005 (October), 2007 (May, June, and October), 2008 (August and September), and 2009 (beginning in August) were conducted by Godbe Drilling LLC of Montrose Colorado. Core drilling by Layne Christensen also was conducted in the fall of 2009. The 2005 and 2008 drilling programs were conducted with a skid-mounted Longyear LF-70 core drill, while both truck-mounted Longyear 44 and skid-mounted Longyear LF-70 drill rigs were used on the 2007 drilling program. As a general rule HQ-sized core (77.8mm diameter) was drilled through the oxidation zone (generally to a depth of 300 feet to 500 feet), after which drill core size was reduced to NQ (60.3mm diameter). Exceptions to the general rule were in 2007, when the first two drill holes (RES07-1 and RES07-2) were drilled deeper with HQ core before reducing to NQ in order to secure a larger sample for metallurgical testing, and in 2008, when the fourth hole (RES08-4) was reduced from HQ to NQ at about 300 feet, and then from NQ to BQ (46.1mm diameter) at about 1,400 feet depth until the end of the hole at a depth of 1,886 feet.

The carbonatite dikes and the FMR veins and dikes, which are the near-surface oxidized equivalents of the carbonatite dikes, were the target of most drilling completed in the Bull Hill area. Core recovery in the friable, leached and weathered FMR zones is generally much lower than in the more competent mixed and sulfide-bearing carbonatite rocks, with a range from 0% - 100% and an average recovery of slightly better than 70%. In contrast, core recovery in the transitional and non-oxidized carbonatite zones is generally in excess of 90% and often reaches 100%. Owing to the poor recovery of the loose fine material in the FMR zones, it is likely that a negative bias of grade is present, and that a site specific mud program or very large diameter core, or, alternatively, surface bulk sampling may be necessary to adequately sample the FMR material and to provide representative samples that include all of the fines for metallurgical testing. In relatively few intervals from several holes in the FMR material, minimal material was returned to the surface, owing to extreme friability and loss of fine material in voids that may be related to zones of structural disruption. Future drilling programs through these structural zones (whether core or reverse circulation) should give consideration to methods that might mitigate sample loss in significant intervals of highly broken rock and voids.

Down-hole surveys at 100-foot intervals were conducted on the four core holes drilled by the Company in 2008 and all of the drill holes in 2009. The surveys were done in order to determine deviation from a straight line projection of the surface bearing and dip of the drill stem. Down-hole surveys were not performed on the first eight Company drill holes (those drilled in 2004, 2005, and 2007). The 2008 surveys detected considerable downward deflection of the holes, especially on shallow dipping (-45 degree) drill holes. Downward deflection exceeded 1.5 degrees per 100 feet.

Should underground mining be selected as the appropriate mining method for the deeper mineralization, the lack of down-hole surveys may require re-drilling of the eight un-surveyed holes to achieve sufficient positional accuracy for estimation of measured and indicated resources. It is noted, however, that it is not unusual for an underground mine to require additional detailed drilling from underground to sufficiently define the deposit detail.

The twelve drill holes completed by the Company confirm and expand the known extent of the rare-earth mineralization. Nine of the holes expand and give more definition to the historic mineralization identified by Hecla Mining Company in several holes drilled along the southwestern flank of Bull Hill.

Mineralization in these holes is contained in northwest-striking carbonatite/FMR dikes and veins that cut strongly altered heterolithic breccias and trachyte and phonolite porphyry along the southwestern margin of the Bull Hill diatreme. The REE mineralization is not interpreted to be directly associated with a particular structure, but rather is contained within a dike swarm that was emplaced along a well-defined regional trend in the Bear Lodge alkaline complex.

Shallow REE-mineralized intercepts (0 feet to 500 feet) are contained within FMR dikes or veins that represent the products of supergene alteration and intense oxidation of original carbonatite dikes. The FMR dikes lack primary carbonate and sulfide, and the supergene REE mineralization tends to be somewhat higher grade than in the deeper mineralized zones. Deeper intercepts in most drill holes are contained within the down-dip continuation of these dikes. In the transitional zone at intermediate depths (300 feet to 600 feet), the dikes contain residual carbonate and sulfide, and the REE mineralization is a mixture of the supergene and hypogene REE minerals. The deepest intercepts (greater than about 500 to 600 feet) reside in carbonatite, and the mineralization is dominantly hypogene. The dikes appear to be open at depth and along strike to the southeast and to the northwest. Deeper penetrations in this system may increase grade and tonnage of the rare earth mineralization. Evaluation of historic and current drilling by Company geological personnel identified an area prospective for a deeper, plug-like carbonatite intrusive body. A deeper carbonatite plug may or may not exhibit different, higher temperature, hypogene REE mineralization that may be more favorable to beneficiation and lead to potentially higher grades and tonnages than the current resource.

Drilling conducted by Rare Element Resources to date includes 12 core holes that total 13,317 feet (4,059 meters). In addition to verifying the Bull Hill carbonatite system, drilling suggests that the Bull Hill Northwest target area may have additional potential resources, and a plug-like carbonatite body at depth west of Bull Hill remains an attractive target.

In February 2009, the Company completed and released REE assay results from four holes of the 2008 core-drilling program completed on the Bear Lodge Property. Three of the holes were drilled into the Bull Hill Southwest target, where a historical resource had been previously estimated. The fourth hole was drilled to test an area with both REE and gold potential. Highlights of the drill program include relatively thick intercepts in three holes and higher grades in drill holes RES 08-1 and 08-3.

The rare-earth mineralization encountered in three of the four drill holes is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill, within the Bear Lodge alkaline-igneous complex. REE assay values are reported by convention as the combined oxide equivalents (REO) of the fifteen elements in the series. The oxide equivalents are approximately 15.6% higher than the combined metal assay values. The Bear Lodge Project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, neodymium, samarium, europium, and gadolinium), and in particular the first four of these.

Assaying of the rare-earth elements was conducted by Activation Laboratories (ActLabs) in their Ancaster, Ontario assay facility. The samples were prepared and subjected to lithium metaborate fusion, followed by ICP analysis and a mass spectroscopy finish. ActLabs is recognized as an internationally respected analytical laboratory with extensive experience in REE analysis.

The Company selected samples from the 2008 core drilling program for further metallurgical study and testing. Beneficiation tests were conducted on oxidized, and unoxidized, rare-earth mineralized carbonatite samples to determine the feasibility of producing commercial rare-earth products.

In April 2009, the Company completed an NI 43-101-compliant Technical Report on the Bear Lodge Property.

In July 2009, the Company reported encouraging REE metallurgical test results on oxide samples from the Bear Lodge property. These initial metallurgical tests on near-surface oxide material, which was collected from three holes of the 2008 core drilling program, consisted of crushing to -1/4-inch, simple screening, and gentle scrubbing, with the finer fractions enriched in REE. The tests at various sieve sizes resulted in a range of recoveries and pre-concentrate grades.

Metallurgical testwork is continuing at Mountain State Research & Development International of Vail, Arizona. More work is planned to continue upgrading the pre-concentrates and advancing to concentrates by selective froth flotation and other hydrometallurgical methods.

The three holes that provided samples for compositing and the testing were drilled to provide representative samples across the full width of the Bull Hill Southwest deposit. The REE mineralization encountered in the three drill holes is primarily near-surface oxidized equivalents ("FMR") of carbonatite dikes that intrude a body of heterolithic intrusive breccia forming the Bull Hill area of the Bear Lodge alkaline-igneous complex. The oxide zone of mineralization extends from surface to depths of 300 to 500 feet. Excellent exploration potential provides encouragement that the oxide zone can be expanded considerably by step-out drilling.

In August 2009, drilling began on the resource expansion program for REE mineralization on the Bear Lodge property. Drill-hole locations have been chosen as step-offs of the known oxide mineralization, to test other high-potential targets, and to provide additional material for metallurgical testing of a suite of samples that are representative of the entire oxide portion of the rare-earth deposit. Initial metallurgical testing of the near-surface oxide portion of the deposit has provided very encouraging results that could lead to a commercially viable process. Metallurgical work is continuing at the Mountain States R & D International laboratory near Tucson, Arizona.

The initial ten core holes of the drill program will test the up-dip extension of oxide mineralization of the Bull Hill Southwest resource that contains the bulk of the REE mineralization. Expansion of the deposit uphill, above the defined resource area in the uppermost portion of the oxidized carbonatite dikes, has potential to gain substantial additional tonnage of oxide mineralized material.

A number of drill holes will test the Bull Hill Northwest target, located about 300 meters (1,000 ft) northerly from the Bull Hill Southwest target as offsets to historical Hecla drill-hole WP-2. Angle hole WP-2 intercepted nearly 56 meters (186 ft) of near-surface, high-grade REE mineralization. Several closely spaced holes will be drilled to determine and test the orientation and continuity of the mineralization.

Most holes in the overall program are designed to offset known mineralization; however a number of holes are planned to test new target concepts. One of the target concepts is a large REE-mineralized carbonatite plug hypothesized to occur at depth southwest of the Bull Hill diatreme. The Company's geologists recognize the similarities of the Bear Lodge REE-bearing carbonatites with the large Mountain Pass rare-earths deposit in California and will be exploring for an analogous large system. Approximately 5,000 meters (16,500 ft) of drilling are planned for the total 2009 Program.

In October 2009, the Company engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the rare-earth-element (REE) development potential of the Company's Bull Hill Southwest rare-earths deposit, which is part of the Bear Lodge property, Wyoming. In addition, the Company announced the identification of an additional REE target area approximately 1,500 feet northwest of the Bull Hill Southwest deposit at the Bear Lodge project. The Company designates this area as the Whitetail Ridge rare-earths exploration target, and it is being prepared for possible drilling later this fall, weather permitting.

In December 2009, the Company received the rare-earth-element (REE) assay results from the first five holes of the nineteen-hole, 2009 core-drilling program completed on the Company's 100% owned Bear Lodge Property. All five holes were drilled into the Bull Hill Southwest target, where an NI 43-101-compliant resource was estimated earlier in the year. These five drill holes tested for an expansion of the resource along strike to the northwest and southeast, and up-dip, and will provide the Company with additional data for updating its NI 43-101 independent resource report, which is expected to be completed in Spring 2010.

REE assay values are reported by convention as the combined oxide equivalents (REO) of the fifteen elements in the lanthanide series + yttrium. The oxide equivalents are approximately 15.6% higher than the combined metal assay values. The Bear Lodge project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, neodymium, and samarium), and the first four of these in particular. The five holes were all drilled along a bearing of N 45° E from two different sites on the Bull Hill Southwest target. One site with two holes (RES 09-1 and 09-2) at different angles from the horizontal was placed at the southeastern limit of the 2009 planned drilling area. Another site with three holes (RES 09-3, 09-3A, and 09-6) at different inclination angles is located on the northwestern limit of the 2009 drilling area. Because of the visual high-grade estimates and only moderate core recovery in the upper portion of drill-hole RES 09-3, drill hole RES 09-3A was drilled more carefully as an offset hole to ensure the maximum recovery of sample material from this zone. Also, two shallow holes were started, but not completed, due to inclement weather; the two holes are slated for re-entry and completion during the planned 2010 drilling program.

Gold Exploration Activities

2006-2008 Exploration Activities. Newmont conducted gold exploration drilling operations in 2006 and 2007 on the Bear Lodge property as part of its Sundance Venture with the Company. In 2006, the drilling was performed in September and October and included 535 meters of core in two drill holes and 1,688 meters of reverse-circulation (RC) drilling in nine holes. In 2007, drilling operations took place during June-to-August and again in October. One core hole was drilled to a depth of 758 feet (231 meters), and 14 reverse-circulation holes were drilled with a total footage of 9,375 feet (2,857.5 meters). The drilling was conducted at the Taylor and Carbon SE targets.

Newmont's drilling activities in 2008 were limited to the deepening of Rare Element's drill hole RES08-4 from 900 feet to the total depth of 1,836 feet. Newmont's principal focus in 2008 was on geological, geochemical and geophysical studies as well as the permitting of an Environmental Assessment (EA) to allow flexibility for a large drilling effort on the property in 2009.

Down-hole surveys were conducted for one of the three Newmont core holes, but not for the reverse-circulation drill holes. Drill hole SUN-007c (807 feet) showed no down-hole variation in azimuth, but shallowed progressively from -45° at the collar to -41.5° at the bottom of the hole (3.5° over 807 feet).

Drilling by Newmont at the Taylor and Carbon SE targets in 2006 and 2007 identified large blocks of near-surface low-grade gold mineralization. At the Taylor target, the drilling indicates that low-grade gold mineralization is spread over an extensive area of nearly 600 meters diameter, although the drill spacing is insufficient to demonstrate continuity in all but the central part of the area. The gold mineralization appears to persist to depths of about 150 meters. Strongly anomalous gold mineralization at the Carbon SE target covers an east-northeast-trending area with dimensions of about 70-meters NNW-SSE by 300-meters ENE-WSW. The mineralization appears to weaken to the SW in the area of a geophysical (IP/resistivity) anomaly, but it is open to the ENE.

In July 2009, the Company received the exploration permit allowing for an expanded drilling program on the Bear Lodge Property. The Sundance Gold Venture Draft Environment Assessment (EA) was released to the public on 11/5/2008. Two different comment and appeal periods took place over an eight-month period following its release. This EA will allow Newmont to fully explore the Sundance Gold Venture claims on up to 200 acres of disturbance. Approval of the permit will also allow Rare Element to continue with its exploration and evaluation of the Bull Hill area rare-earth targets.

In July 2009, drilling for gold began anew on the Bear Lodge Property. Newmont manages gold exploration at the Sundance Gold Venture and is in the fourth year to earn a 65% interest in the project by spending $5 million over a five-year period. Following a lengthy effort to permit road, trench and drill site disturbance, exploration work for 2009 was focused on the expansion of known gold-mineralized areas and the discovery of higher-grade gold mineralization. Newmont used one reverse circulation drill rig and occasionally used a core rig for selected drill holes to test the Smith, Taylor and Carbon SE targets. Most of the holes were placed on the Smith target, which is known to have higher-grade gold mineralization.

In December 2009, the Company received the assay results from all eighteen holes drilled by Newmont North America Exploration Ltd (Newmont), the manager of the Sundance gold exploration venture in Wyoming, in the 2009 drilling program. Several of these holes expanded the gold mineralized zone in the Smith target, and limits are being defined in the Taylor and Carbon targets. Mineralization remains open in several directions in each target, and some of the better grade zones remain to be offset with additional drill holes. Newmont began the 2009 drill program in early July to test extensions of higher-grade zones in the Smith target, and to expand gold zones in the Taylor and Carbon targets. The angle holes at Smith intersected substantial thicknesses of gold mineralization at various depths. All eighteen holes contain some intervals of anomalous gold mineralization. The assay results continue to indicate potential for significant near-surface oxide mineralized systems. The scope of the 2009 drill program was broader than previous programs, because the new exploration permit allows disturbance on up to 200 acres. The earlier permit allowed only five acres of disturbance. The focus of the 2009 Newmont program was the Smith target, due to a series of higher-grade intercepts cut in historic drill programs on that target area.

Eden Lake property

In October 2009, the Company signed a purchase and sale agreement to acquire 100% of the Eden Lake rare-earth-elements project from VMS Ventures Inc. for payment of 300,000 common shares (75,000 at closing [paid], and 75,000 at 6/12/18 months thereafter) and is subject to a 3% Net Smelter Returns ("NSR") royalty to Strider Resources Limited. The 300,000 common shares were issued and have trading restrictions over 18 months. The Company also has the right to buy 50% of the 3% NSR for CDN$1.5 million and has also paid a finder's fee of 20,000 common shares to two parties for this acquisition.

In November 2009, the Company signed a letter of intent whereby the Company will grant to Medallion Resources Ltd. ("Medallion") an option ("Option") to earn a 65% interest in a joint venture to explore the Eden Lake rare-earth-element property ("Property"). Over the next 30 days, the Company and Medallion plan to complete due diligence and begin work on a definitive agreement that includes the terms of the letter of intent and governs the Option period and the contemplated joint venture.

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this document has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.

Seasonality
Sources/Availability of Raw Materials
Dependency upon Patents/Licenses/Contracts/Processes
--- Nothing Responsive to Disclose ---

4.C. Organization Structure
The Company is incorporated under the British Columbia Business Corporations Act. The Company has one wholly-owned subsidiary, Paso Rico Resources Ltd., incorporated under the British Columbia Business Corporations Act on 7/12/1996. Paso Rico has three wholly-owned subsidiaries:
a. Paso Rico (USA) Inc.; incorporated on 08/21/1997 in Wyoming, USA;
b. Minera Santa Regina SA de CV; incorporated 8/7/1991 in Mexico; and
c. Compania Minera Real de las Lomas SA de CV; incorporated 4/18/1991 in Mexico.

The Company is in the process of winding down the two Mexican companies.

4.D. PROPERTY, PLANTS AND EQUIPMENT

The Company's executive offices are located in rented premises of approximately 500 sq. ft. at 325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7. The Company began occupying these facilities in 2001. Monthly rent is $750.

The Company's business is the acquisition and exploration of mineral properties. The Company's sole property is the Bear Lodge Property located in northeastern Wyoming, USA. This property contains extensive gold occurrences, as well as large disseminated rare-earth-element (REE) deposits.

Figure No. 1
Bear Lodge Property
Location Map


BEAR LODGE PROJECT
Sundance
Lead
Newcastle
WYOMING
SOUTH DAKOTA
0 5 10 15 20 25
Miles
CANADA
Vancouver
Bear Lodge Project
WY.
USA

Figure No. 2
Bear Lodge Project and Sundance Project
Property Map


Powder River Basin
Tertiary Igneous Complexes
Mesozoic & Paleozoic Sediments
Precambrian
Sundance Project
Spearfish
S DAKOTA
WYOMING
NEBRASKA
Denver
Bear Lodge Project
Bear Lodge Mountains
Mineral Hill
Richmond Hill
Homestake
Gilt Edge
Annie Creek/ Foley
Black Hills
NORTH
20 miles
25 km
Wyoming
South Dakota

Bear Lodge Property
Northeastern Wyoming, USA
REE Exploration
Gold Exploration

Acquisition Details

The property was acquired through the July 2003 reverse-takeover acquisition of Paso Rico Resources Ltd., which originally had a property option to acquire full ownership of the property through exploration expenditures on the property and subsequently, before the reverse-takeover by Rare Element, obtained 100% ownership in September 2002.

On 3/30/2000, Paso Rico signed an arm's length Mineral Lease and Option agreement with Phelps Dodge Mining Company to explore certain unpatented lode mining claims in the Bear Lodge Mining District of Crook County, Wyoming, USA, the "Bear Lodge Property". At that time, Paso Rico committed to spend a minimum of CDN$1,750,000 over a period of five years to earn a 100% interest, subject to a net smelter royalty of 2%. On 8/9/2001, the year-two property expenditures commitment deadline was extended from 3/30/2002 to 9/30/2002 by way of an Amendment Letter. On 8/27/2002, Phelps Dodge Mining Company agreed to assign Paso Rico the claims outright subject only to a 2% net smelter royalty; there were no further work commitments under this new arrangement. An agreement between Paso Rico and Phelps Dodge Mining Company was signed on 9/30/2002.

On 6/1/2006, the Company (through Paso Rico (USA), Inc.) and Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company's Bear Lodge Property ("Sundance Gold Venture"). Under the agreement, Newmont has the right to earn a 65% participating interest in the Bear Lodge Property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration by 2011. Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study. If the Company's interest is reduced to 20%, the Company shall have a financing option by which it may elect for Newmont to carry the Company's share of the Sundance Gold Venture expenditures, without further dilution to the Company, until commencement of mining on the property. The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company's portion of the proceeds from production. Newmont staked an additional 116 Federal lode mineral claims, which are included as part of the Sundance Gold Venture's property. The total Sundance Gold Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

In order to maintain all unpatented claims in good standing, Rare Element is responsible for payment of annual fees ($135/claim) and the recording of assessment work. All 206 unpatented claims included in the Sundance Venture with Newmont are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management. These fees are now paid by Newmont under terms of the Venture Agreement and are paid up until September 1, 2010.

Rare Element also has leased a 640-acre section of land (Section 16) through a Wyoming state lease.

On 3/31/2009, the Company re-purchased the royalty interest (the "Royalty") on certain claims, which includes an area of interest, on the Bear Lodge Property from Freeport-McMoRan Corporation ("Freeport", the successor company following acquisition of Phelps Dodge). The royalty is on all minerals produced on the claims, and the area of interest, that cover approximately six square miles in the center of the district, including both rare-earth and gold mineralization occurrences. The 50 unpatented claims with the royalty were held previously by Freeport (then known as Phelps Dodge Corporation Mining Division), and were transferred to a wholly-owned subsidiary of Rare Element, by way of a "Mineral Lease and Option for Deed" signed on 3/30/2000. Subsequently, the mineral lease and option agreement was terminated and replaced on 9/30/2002, with a production royalty of 2% net smelter returns ("NSR") payable to Freeport. Rare Element repurchased the Royalty for a one-time payment of $50,000. The Company's gold and precious-metals partner, Newmont, as Manager, elected for the Sundance Gold Venture to acquire this royalty, other than as it relates to the Rare Earths and Uranium and $27,000 was assigned to this portion of the royalty which would be credited toward Newmont's earn in requirement under the venture agreement.

There is a sliding scale royalty on certain state lease land due to the state of Wyoming if ore is mined from the state section.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The property comprises 90 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 2,100 acres.

The Bear Lodge property is located in central Crook County, northeastern Wyoming, in the northwestern portion of the Black Hills uplift. The property is situated immediately north of the crest of the Bear Lodge Mountains, a relatively small northwesterly trending range. The project is flanked to the west by the Powder River Basin, famous for its extensive coalmines, and is surrounded by the Great Plains. The Bear Lodge property lies about 12 road miles northwest of the small town of Sundance, Wyoming, approximately 22 air miles west of the South Dakota state line, 55 air miles east of the larger town of Gillette, Wyoming, and 230 miles north of Cheyenne, the state capitol. Gillette has many of the services required by the mining industry.

Access to the Bear Lodge Property is very good, but in the winter months the property is not as readily accessible due to snow accumulation. Primary access to the property is from the town of Sundance, Wyoming, situated along US Interstate Highway 90. The project area is reached by traveling on paved roads west from Sundance about 1.5 miles along US Highway 14, then north on US Forest Service Taylor Divide Road #838 for 7.4 miles to the summit of Warren Peaks. The final 3.2 miles to the Bull Hill area of the property is on well-maintained gravel roads (continuing on USFS#838 and then right on USFS#851) until the turnoff to the Bull Hill Road, about 0.8 miles of a narrow one-lane dirt road leading to the Bull Hill REE target area. Road access within the property is relatively extensive via a number of good quality logging roads and four-wheel-drive trails that were cleared during previous exploration and logging activities.

Motels, restaurants, and gas stations are available to the south in the nearby town of Sundance, and a greater variety of accommodations and services are available to the east in Spearfish, South Dakota.

Necessary infrastructure, such as housing, food, fuel, etc., would be available in either town, or further to the west in Gillette, Wyoming, should an economic discovery be made. Water rights would likely be available through purchase, and a major power line runs within a mile of the project area. Supplies can be trucked to the site 60 miles from Gillette, which is located on both US Interstate Highway 90 and rail lines. A Burlington Northern rail transport line

25

also runs through Moorcroft, 34 miles west of Sundance. The Gillette area has a coal-fired power plant, and the city would be a major logistics center for any development at the Bear Lodge Property. The current size of the property is sufficiently large to support a mining operation, with no foreseeable obstacles regarding expansion, subject to a favorable environmental permitting outcome.

The Bear Lodge Mountains have a warm and relatively dry climate during summer, followed by cold winters with variable amounts of snow. Optimal field conditions extend from April to November. The Taylor Divide Road is not maintained during winter months, and snowmobile access is given priority from December through March. The property lies within the Black Hills National Forest along the crest of the northern part of the Bear Lodge Mountains, a narrow northwest-trending range situated in northeastern Wyoming. Physiographically it is a northwesterly extension of the Black Hills of western South Dakota. The range is characterized by rounded grass- and pine-covered mountains reaching elevations of 6,400 feet within the property. The mountains have moderate slopes covered by western yellow pine forest interspersed with dense thickets of brush. Narrow grassy meadows cover the upper reaches of seasonal drainages. The lowest point within the property is about 5,800 feet elevation.

Property History

Historic REE Drilling. Primary rare-earth element (REE) exploration drilling on the Bear Lodge Property prior to its acquisition by Rare Element was conducted by Molycorp Inc. and Hecla Mining Company. Duval Corporation assayed for select REE, but its primary exploration objective was base metals.

Historic rare-earth drilling of the Bear Lodge district:

Company	Dates	Number of Drill Holes	Total Footage	Number of Assay Intervals
Duval Corporation	1972-1984	20	21,900	914
Molycorp Inc.	1978-1980	12	13,618	Indeterminate
Hecla Mining	1987-1990	12	13,765	612

REE exploration drilling by Molycorp, Duval, and some of the Hecla drilling was widely spaced across the property, but the 2004-2008 drilling by the Company and a portion of the drilling by Hecla Mining Company was focused in the Bull Hill area. A number of holes were drilled from common sites at varying inclination, owing to space and permitting restrictions. The Bull Hill REE resource drill-hole spacing between fences of drill holes ranges from approximately 230-feet to 1,000-feet (70-meters to 320-meters) and averages about 490 feet (150 meters). Drill-hole spacing within the fences on sections ranges from 100-feet to 200-feet (30-meters to 60-meters).

Historic Gold Drilling. The historic Bear Lodge drill-hole database consists of 301 drill holes, including those drilled by Western Nuclear, Duval, Molycorp, American Copper and Nickel, FMC, International Curator, Coca Mines, Hecla Mining Company, Phelps Dodge, Newmont, and Rare Element. A total of about 13,903 assay intervals are recorded from the historic drilling. Gold and silver assays on generally 5-foot intervals are available for nearly all holes, and inductively coupled plasma (ICP) analyses for other elements are available for selected holes. A digital record of these holes was compiled by the Newmont and Rare Element geological staffs. Copies of geologic drill logs are available for most of the drill holes, and those data have been incorporated into the Company's database. Each of the historic exploration drilling programs had different objectives with regard to commodity and deposit type, but gold assays were generally conducted on nearly all of the assay intervals. As such, drill-hole spacings across the property vary widely.   The most closely spaced drilling occurs in the Smith Ridge area, where the average drill-hole spacing is on the order of 33 meters. Drill-hole spacing at the Carbon SE target ranges from 20 meters to 90 meters, and averages about 50 meters, while that at the Taylor Ridge target ranges from 75 meters to 150 meters and averages about 100 meters.

Eden Lake Property
Manitoba, Canada
REE Exploration

Acquisition Details
On 10/30/2009, the Company signed a definitive purchase and sale agreement to acquire 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for payment of 300,000 common shares (75,000 at closing [paid], and 75,000 at 6/12/18 months thereafter) and is subject to a 3% Net Smelter Returns ("NSR") royalty to Strider Resources Limited. The 300,000 common shares were issued and have trading restrictions over 18 months. The Company also has the right to buy 50% of the 3% NSR for CDN$1.5 million and has also paid a finder's fee of 20,000 common shares to two parties for this acquisition.

Optioning out / Joint-Venture Details
On 11/13/2009, the Company signed a letter of intent whereby the Company will grant to Medallion Resources Ltd. ("Medallion") an option ("Option") to earn a 65% interest in a joint venture to explore the Eden Lake rare-earth-element property ("Property"). The Company and Medallion plan to complete due diligence and begin work on a definitive agreement that includes the terms of the letter of intent and governs the Option period and the contemplated joint venture. Option terms are presented below.

Option Terms: for Medallion to acquire and maintain its Option to earn a 65% joint-venture interest in the Property, Medallion must complete, over a five-year period, the following cash and share payments to the Company and complete the following Property-exploration work-commitment expenditures:

Five-Year Option to earn 65% interest in joint venture to explore Eden Lake property	Cash Payment CDN$	Medallion's common shares	Property Work Commitment CDN$
At signing of the letter of intent	$25,000		
At signing of the definitive agreement	$25,000		
Upon the approval of the TSX Venture Exchange	$50,000	200,000	
End of first year	$50,000	200,000	$250,000
End of second year	$100,000	200,000	$500,000
End of third year	$200,000	200,000	$500,000
End of fourth year	$500,000	500,000	$500,000
End of fifth year	$500,000	500,000	$500,000
TOTAL	$1,450,000	1,800,000	$2,250,000

Property Description and Location
The Eden Lake REE Project consists of 8 claims for a total of 1,871 hectares. It is located 35 kilometers northwest of Leaf Rapids, Manitoba.

Property History
In 2003 VMS, which was then called Rare Earth Metals Corp., performed detailed geological mapping, sampling, and petrographic studies that led to the discovery of an extensive area (approximately 8 square kilometers) of hydrothermal stock-work veining, magmatic carbonatite dikes, and breccia exposed in outcrop. Carbonatite dikes and plugs were discovered at three locations, and the property geology has characteristics that suggest a large carbonatite complex.

REE-enriched minerals identified in petrographic studies include strontium-REE-apatite, britholite, allanite, and REE mineral inclusions in andradite garnet. REE enrichments occur in all hydrothermally metasomatized rocks. The highest REE concentrations encountered by VMS are in the carbonatite dikes and in hydrothermal REE-rich veins. VMS also discovered heavy REEs (Eu-Lu) on the project during their field work. Rare Element will be evaluating the carbonatite complex, which may have similarities to the Company's Bear Lodge project, and the heavy rare earths plus yttrium in the hydrothermal veins.

A drill program was completed on the project in 2006, and the holes provided additional favorable geologic indications for a carbonatite complex, but without hitting significant REE grades. Six holes for a total of 765 meters were drilled in the northeastern half of the 8 square kilometer zone of intensely altered rocks. Most of the favourable targets have not been adequately tested, and additional exploration of the project for yttrium and heavy rare earths is warranted.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal 2009/2008/2007 Ended June 30th and Three Months Ended 9/30/3009 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Selected Annual Data

	Fiscal 2009 Ended 6/30/2009	Fiscal 2008 Ended 6/30/2008	Fiscal 2007 Ended 6/30/2007
Revenue	$0	$0	$0
Net Income (loss)	($1,254,187)	($853,866)	($751,496)
Basic and Diluted (loss) EPS	($0.05)	($0.04)	($0.04)
Weighted Avg. No. Shares Outstanding	24,072,331	22,972,529	20,412,956
Working Capital	$2,345,857	$2,281,675	$1,154,703
Mineral Properties	$1,609,496	$1,019,349	$764,147
Shareholders' Equity	$3,967,758	$3,330,374	$1,944,606
Total Assets	$4,034,219	$3,394,225	$1,969,319

Summary of Quarterly Results

Net income (Loss)	Quarter Ended September 30th	Quarter Ended December 31st	Quarter Ended March 31st	Quarter Ended June 30th
Fiscal 2010	($225,478)			
Fiscal 2009	($257,516)	($448,962)	($263,166)	($284,543)
Fiscal 2008	$19,191	($282,624)	($398,964)	($191,469)
Fiscal 2007	($227,358)	($309,822)	($159,691)	($54,625)

EPS (Loss)	Quarter Ended September 30th	Quarter Ended December 31st	Quarter Ended March 31st	Quarter Ended June 30th
Fiscal 2010	($0.01)			
Fiscal 2009	($0.01)	($0.02)	($0.01)	($0.01)
Fiscal 2008	$0.00	($0.01)	($0.02)	($0.01)
Fiscal 2007	($0.01)	($0.02)	($0.01)	($0.00)

Corporate Historical Overview

The Company was incorporated under the laws of the Province of British Columbia, Canada, on 6/3/1999 under the name "Spartacus Capital Inc.". On 7/25/2003, the name was changed to "Rare Element Resources Ltd.

Organized as a "Venture Capital Pool" company whose activities were focused on the identification and completion of a Qualifying Transaction, the Company transitioned to a "Venture Company" on 7/25/2003 coincident with the completion of its Qualifying Transaction, the Reverse Takeover ("RTO") acquisition of Paso Rico Resources Ltd. ("Paso Rico") and completion of a CDN$551,000 private placement. Paso Rico's main asset was an option to acquire the Bear Lodge Property through exploration expenditures on the property. The Company assumed 100% ownership in 8/27/2002, subject to a 2% net smelter royalty that was purchased in March 2009 for $50,000.

The Company is exploring the REE deposits itself (the "Bear Lodge Project"); and, as of 6/30/2009, had expended $1.6 million on acquisition/development. In June 2006, the Company optioned the gold exploration (the "Sundance Gold Venture") to Newmont North America Exploration Limited ("Newmont") whereby Newmont has the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5 million on property exploration by 2011; as of 6/30/2009, Newmont has expended $2.1 million on the venture.

In April 2006, the Company acquired the Kipawa Property by staking 26 claims, totaling approximately 1,531 hectares. The property is located in Quebec, 90 kilometers northwest of North Bay, Ontario. The Company wrote off $4,841 in Fiscal 2007 upon making an agreement to sell the property. On 10/12/2007, the Company sold the property for its residual carrying amount of $1,416.

In October 2009, the Company acquired the Eden Lake Property for 300,000 common shares and is subject to a 3% Net Smelter Returns royalty.

Effective 12/20/2004, the Company's authorized share capital was changed from 100,000,000 common shares to an unlimited number of common shares without par value.

Financings

On **September 21, 2009**, the Company completed a CDN$3,000,000 financing consisting of 1,000,000 units. Each unit was priced at CDN$3.00 and consists of one common share and one common share purchase warrant. Each full warrant will allow the holder to purchase one additional common share for a period of 18 months from the closing date for additional consideration of CDN$4.25. There were no insiders participating in this offering and no commission paid. There is a four-month hold on the securities issued.

On July 24, 2009, the Company completed a CDN$1,800,000 financing consisting of 1,200,000 units at a price of CDN$1.50 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share for a period of 18 months from the closing date at a price of CDN$2.10. No insiders participated in this offering and no commissions were paid. There is a four-month hold on the securities issued.

On **May 27, 2009**, the Company completed a non-brokered private placement for CDN$1,500,000. The offering consisted of 2,000,000 units at CDN$0.75 per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at CDN$1.00 until November 27, 2010.

On **November 5, 2007**, the Company completed a non-brokered private placement for CDN$1,075,000 CDN. The offering consisted of 1,075,000 units at CDN$1.00 per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant was exercisable into a common share of the Company at CDN$1.35 CDN until 5/5/2009. All the warrants expired un-exercised.

On **September 22, 2006**, the Company closed a non-brokered private placement of 1,666,698 units at CDN$0.60 per unit for gross proceeds of CDN$1,000,021. Each unit comprised one common share and one-half of a non-transferable share purchase warrant. A whole warrant could have been exercised to purchase one additional common share of the Company at CDN$0.75 per share until 3/22/2008. 129,166 of these warrants were exercised during Fiscal 2007, 700,847 warrants were exercised in Fiscal 2008, and 3,336 warrants expired un-exercised.

Change in Accounting Policy

On 7/1/2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections. There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

a. Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.
b. Section 3863 – Financial Instruments – Presentation, to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows.
c. Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard, the Company will be required to disclose the following:
   1. qualitative information about its objectives, policies and processes for managing capital;
   2. summary quantitative data about what it manages as capital;
   3. whether during the period it complied with any externally imposed capital requirement to which it is subject; and
   4. when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.
   5. Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity's ability to continue as a going concern.

International Financial Reporting Standards

On 2/13/2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAE's") such as the Company. The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after 1/1/2011. For Rare Element's with a June 30th year-end, the first un-audited interim financial statements under IFRS will be the quarter ending 9/30/2011, with comparative financial information for the quarter ended 9/30/2010. The first audited annual financial statements will be for the year ending 6/30/2012, with comparative financial information for the year ended 6/30/2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the 7/1/2010 opening balance sheet that will be issued as part of the comparative financial information in the 9/30/2011 un-audited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. Nonetheless, the Company has identified several areas relating to IFRS that could materially affect the Company:

a. Impairment: Upon conversion to IFRS, an assessment of whether there is any impairment to mineral properties will have to be made.
b. Mineral resources: At present, the issue of capitalizing exploration expenditures under GAAP appears to be acceptable under IFRS.
c. Business combinations: The effect of IFRS on the Company's present business combination is minimal because the first-time adoption of IFRS has exemptions allowing the new accounting policies on the business combinations be applied prospectively.
d. Foreign currency: The adoption of IFRS will involve the identification of a functional currency. At present, it appears that the US dollar is the Company's functional currency and the Canadian dollar is the subsidiary's functional currency. Upon consolidation, the presentation currency will be that of the parent's functional currency and therefore, the adoption of IFRS should have a minimal impact on the foreign currency translation. In addition, an exemption is allowed whereby any cumulative translation differences prior to transition date will be deemed to be zero.
e. Income taxes: Although there are many areas where GAAP is similar to IFRS, there are differences as well, such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

The majority of the Company's audit committee is aware of the IFRS conversion and the Company's staff, in conjunction with its CFO, have adequate resources with which to carry out the conversion, as well as to carry on the day-to-day operations of the Company. The Company's staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.

The actual conversion work will occur in 2009 and 2010, in anticipation of the preparation of the 7/1/2010 balance sheet that will be required for comparative purposes for all periods ending in 2011 and 2012.

New Accounting Standards Not Yet Adopted: Goodwill and intangible assets
In February 2008, the CICA issued CICA Handbook Section 3064, "Goodwill and Intangible Assets", which replaces CICA Handbook Section 3062, "Goodwill and Other Intangible Assets" as well as CICA Handbook Section 3450, "Research and Development". This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As this standard applies to interim and annual financial statements for fiscal years beginning on or after 10/1/2008, the Company will adopt this new standard effective 1/1/2009 (the first day of the Company's 2009 fiscal year) retrospectively with a restatement of prior periods. Implementation of this new standard is not expected to have a material impact on the Company's financial statements and disclosures.

Internal Controls Over Financial Reporting

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended 6/30/2009. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

The internal controls have an inherit weakness in the area of management override and segregation of accounting duties, in that the accounting staff is small in number and it is not practical or cost effective to increase accounting personnel to enable the segregation of all accounting duties in a company of this size. This weakness has not affected the effectiveness of the Company's internal controls and procedures.

RESULTS OF OPERATIONS

Three Months Ended 9/30/2009 vs. Three Months Ended 9/30/2008

The net loss for the first quarter of Fiscal 2010 totaled ($225,478) compared to loss of ($257,516) in the same period last year, an improvement of ($32,038). The basic and diluted losses per share were ($0.01) for the first quarter of Fiscal 2010 and ($0.01) for the same period last year.

Interest income totaled $8,970 (2009 = $8,898) as a result of interest earned on the funds that the Company held in financial institutions. The Company recognized a gain on foreign exchange of $126,646 (2009 = foreign exchange loss of $53,400) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required.

Excluding the non-cash stock-based compensation expenses of $112,670 this fiscal year and $81,817 in same period last year and the above foreign exchange gains (losses), total general and administrative costs were $248,424 and $131,197 in the same period last year, an increase of $117,227. Investor relations and shareholders' communication increased by $21,070 and corporate development expenses increased by $56,958 because the Company was actively keeping the shareholders and potential investors informed about the Company's progress. In addition, accounting and administration fees were increased by $17,282 as a result of the Company closing two financings in the first quarter of fiscal 2010 and acquiring the Eden Lake property. Management fees also increased by $13,322 due to a bonus paid to an officer of the Company.

During the first quarter this fiscal year, the Company incurred $486,749 in exploration expenditures on its properties. As of 9/30/2009, the Company had incurred a total of $2,096,245 on exploration work at Bear Lodge.

On October 30, 2009, the Company signed a definitive purchase and sale agreement to acquire 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for payment of 300,000 common shares (75,000 at closing [paid], and 75,000 at 6/12/18 months thereafter) and is subject to a 3% Net Smelter Returns ("NSR") royalty to Strider Resources Limited. The 300,000 common shares were issued and have trading restrictions over 18 months. The Company also has the right to buy 50% of the 3% NSR for CDN$1.5 million and has also paid a finder's fee of 20,000 common shares to two parties for this acquisition.

On November 13, 2009, the Company signed a letter of intent whereby the Company will grant to Medallion Resources Ltd. ("Medallion") an option ("Option") to earn a 65% interest in a joint venture to explore the Eden Lake rare-earth-element property ("Property"). The Company and Medallion plan to complete due diligence and begin work on a definitive agreement that includes the terms of the letter of intent and governs the Option period and the contemplated joint venture.

Fiscal 2009 Ended 6/30/2009 vs. Fiscal 2008

The net loss for the year ended 6/30/2009 totaled ($1,254,187) compared to loss of ($853,866) in the Fiscal 2008, an increase of ($400,321). The basic and diluted losses per share were ($0.05) for Fiscal 2009 ended 6/30/2009 and ($0.04) for the Fiscal 2008.

Interest income totaled $32,575 (2008 = $29,786) for the year ended 6/30/2009 as a result of interest earned on the funds that the Company held in financial institutions. During the year ended 6/30/2009, the Company recognized a loss on foreign exchange of ($292,358) (2008 = foreign exchange gain of $88,985) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required.

Excluding the non-cash stock-based compensation expenses of $428,350 in 2009 and $423,891 in 2008 and the foreign exchange gains (losses), total general and administrative costs were $550,971 for Fiscal 2009 and $548,746 for Fiscal 2008. The operating expenses increased slightly by $2,225. The major increases were: $16,675 in travel as the Company participated in more trade shows in Fiscal 2009 and $16,735 in audit, accounting and legal fees. These increases were offset by decreases of $21,422 in management fees due to last year's payment to a former president; $13,087 in transfer and listing fees due to no shares issued during the first three quarters of Fiscal 2009; and $9,433 in office and miscellaneous expenses.

During the year ended 6/30/2009, the Company incurred $590,147 in exploration expenditures on its property. As of 6/30/2009, the Company had incurred a total of $1,609,496 (2008 = $1,019,349) on exploration work at Bear Lodge.

The Company announced the results of a new National Instrument 43-101-compliant mineral resource estimate of REE contained in the Bull Hill Southwest deposit. The new resource estimate is derived from a REE database that includes twelve drill holes completed by the Company since 2004 for a total of 13,326 feet, plus sixteen drill holes, completed by other companies prior to 2004, for which data are available. Approximately 34% of the resource is within 100 feet of a drill hole and 69% of the resource is within 200 feet of a drill hole. The new resource estimate focuses only on the dike sets in the Bull Hill Southwest target area, and there is significant additional potential for expansion of the Bull Hill Southwest resource and for definition of REE resources in other areas. Refer to the Company's website, www.rareelementresources.com for additional information.

Fiscal 2008 Ended 6/30/2008 vs. Fiscal 2007

The net loss for Fiscal 2008 totaled ($853,866) compared to loss of ($751,496) last year. The basic and diluted loss per share was ($0.04) both years.

The Company earned interest income of $29,786 on the CDN$1.5 million GIC held in a Canadian financial institution during the year. The Company also had a gain on foreign exchange of $88,985 [FY2007 = foreign exchange loss of ($43,589)] with the strengthening of the Canadian dollar over US Dollar. The Company holds the majority of its financial resources in Canadian dollars until such time that payment (usually in US$) is required.

Total general and administrative costs were $548,746 (excluding the $88,985 foreign exchange gain and $423,891 non-cash stock-based compensation) for Fiscal 2008; and $498,007 for Fiscal 2007 (likewise excluding the FY2007 foreign exchange loss, non-cash stock-based compensation, and write-down of mineral properties). The operating expenses increased slightly by $50,739 as a result of (a) an increase of $50,640 in management fees paid to the former president and the current president during the year; (b) an increase of $14,111 in travel as the Company went to more trade shows; (c) a decrease of $18,636 in investor relations expenditures with the Company terminating its investor relations arrangements during the earlier part of the fiscal year and only engaging a corporate development firm in the third quarter; and a decrease of $9,341 in audit and accounting fees.

During Fiscal 2008, the Company incurred $256,618 in exploration expenditures on its properties. As at 6/30/2008, the Company had incurred a total of $1,019,349 (6/30/2007 = $764,147) on exploration work at Bear Lodge Project.

The Company has completed the drilling phase of its 2008 rare-earth exploration program for the Bear Lodge Project and will focus on its 2009 exploration program which listed continuing metallurgical testing, resource estimation, completion of a Technical Report, and possibly drilling to continue expand the REE mineralization encountered at Bull Hill Southwest. Due to variable dike thickness and variable continuity encountered by the Company's drilling along strike and down dip, additional drilling is necessary to delineate the Bull Hill Southwest mineralization.

Other metals occur on the Company's Bear Lodge Property. Previous and current gold exploration has identified numerous geochemical gold anomalies and occurrences in fracture-fault zones and in or near intrusive breccia bodies and has tested a number of targets with widespread drill holes. The Sundance Gold Venture is preparing for an expanded drilling program in Spring 2009. The Newmont gold-exploration venture provides the Company with further options to increase the value of the Company and to advance its programs to evaluate both the gold and REEs of the Bear Lodge Property.

With the engagement of Ore Reserves Engineering the Company continues to work towards producing an updated NI 43-101 Technical Report, which will include a REE resource estimate.

Fiscal 2007 Ended 6/30/2007 vs. Fiscal 2006

The net loss for Fiscal 2007 totaled ($751,496) compared to loss of ($458,407) last year. The basic and diluted loss per share was ($0.04) compared to (0.03). The results of operations reflected the increase in administrative and financing activity level of Fiscal 2007 compared to Fiscal 2006.

The increase of $328,172 in operating expenses in Fiscal 2007 compared to last year was mostly due to the increase of $187,166 in non-cash stock-based compensation expense with the new options being granted and the increased number of options being vested in FY2007. The foreign exchange loss increased to ($43,589) in FY2007 from ($11,134) in FY2006 due to the weakening of the US dollar against the Canadian dollar. Excluding the non-cash stock-based compensation and foreign exchange loss, administrative costs increased by $108,551; this increase in operating expenses was a result of the increased general and administrative activities of the management. In FY2007, management took a more aggressive approach to investor awareness and set new development strategies for the Company through engaging the services of investor relation firm and participating in Canadian and European trade shows to give presentations to potential investors. Additional administrative expenditures were incurred on the closing of the September 2006 private placement. The major increases were in investor relations expenditures of $49,160, office and miscellaneous of $24,179, transfer and listing fees of $10,130, and management fees of $12,315.

During FY2007, the Company sold to Almaden Minerals Ltd. ("Almaden") its 2% Net Smelter Return royalty ("NSR") on a Mexican property that was previously written off by the Company. The NSR was sold for $20,000 and 25,000 Almaden warrants exercisable at a price of CDN$3.00 until 3/20/2010. A fair value of $15,083 was assigned to these warrants. The total gain of $35,083 on sale of NSR was recognized by the Company as other income.

In FY2007, the Company incurred $159,750 in exploration expenditures on its properties. As at 6/30/2007, the Company had incurred a total of $764,147 (2006 = $608,856) on exploration work at Bear Lodge Project.

The Company commenced the 2006 rare-earth exploration program for the Bear Lodge Project in October 2006 and outlined four targets for its coming 2007 exploration programs. These targets would target the suspected deep carbonatite bodies and define past drilling results. In addition, the Company continues to examine the high-tech commodities industry for opportunities to participate in the growing markets for REE and other strategic metals. The Company goals are to acquire additional mineral properties or join in ventures that explore other properties or aspects of these metals' markets. The Company believes that rare-earth-element deposits have potential economic importance as various modern-day technologies become more widely commercialized.

LIQUIDITY AND CAPITAL RESOURCES

Three Months Ended 9/30/2009
The Company's working capital as at 9/30/2009 was $6,156,232 (6/30/2009 = $2,345,857). As at 9/30/2009, cash totaled $6,330,514, an increase of $3,996,369 from $2,334,145 as at 6/30/2009. The increase of working capital and cash was primarily due to the funds received pursuant to the closing two private placements for gross proceeds of $4,424,460.

Cash Used by Three Months Ended 9/30/2009 Operating Activities totaled ($128,622), including the ($225,478) Net Loss. Significant adjustments included $112,670 in stock-based compensation, ($5,369) in accrued interest income, and ($11,380) in changes in non-cash working capital balances related to operations. Cash Used in Three Months Ended 9/30/2009 Investing Activities was ($393,751), predominately for deferred exploration costs and a $100,000 reclamation bond. Cash Provided by Financing Activities for the Three Months Ended 9/30/2009 was $4,518,742, primarily the aforementioned two private placements.

Management believes that the Company is well positioned to sustain itself in the longer term despite the current stock market volatility because of three main reasons: (1) It has maintained a very cost effective overhead model; (2) recent private placements after fiscal yearend raised a total of CDN$4.8 million; and (3) Newmont still has approximately $2.9 million in expenditures to be made on exploration at Sundance Gold Venture to earn a 65% interest in the project. These factors allow for the Company to keep costs low, to moderate the amount of work done that it has to pay for, and to react quickly and be selective in accepting any further offers of financing.

Fiscal 2009 Ended 6/30/2009
The Company's working capital as at 6/30/2009 was $2,345,857 (2008 = $2,281,675). As at 6/30/2009, cash totaled $2,334,145, an increase of $62,228 from $2,271,917 as at 6/30/2008. The increase of working capital and cash was due to the funds received pursuant to the closing a non-brokered private placement for net proceed of $1,322,271 (CDN$1,500,000) (net of $10,779 share issue costs) of and $140,950 on the exercise of options.

Cash Used by Fiscal 2009 Operating Activities totaled ($819,981), including the ($1,254,187) Net Loss. Significant adjustments included $428,350 in stock-based compensation, $15,083 write-off of investment, and $11,141 in changes in non-cash working capital balances related to operations. Cash Used in Fiscal 2009 Investing Activities was ($581,012), predominately for deferred exploration costs.

As disclosed earlier, Rare Element has "in-the-money" stock options and share purchase warrants outstanding as at June 30, 2009 that, if exercised, would result in the Company receiving an additional CDN$8,758,570. There is no guarantee that these stock options and share purchase warrants will be exercised.

Subsequent to Fiscal 2009, on July 24, 2009, the Company completed a CDN$1,800,000 financing consisting of 1.2 million units at a price of CDN$1.50 per unit and on September 21, 2009, completed another CDN$3,000,000 financing consisting of 1,000,000 units at a price of CDN$3.00 per unit. Management believes that the Company has sufficient funds to continue operations through Fiscal 2010.

Fiscal 2008 Ended 6/30/2008

The Company had a working capital position of $2,281,675 at 6/30/2008 compared to a working capital position of $1,154,703 at 6/30/2007.

At 6/30/2008, Rare Element had stock options and share purchase warrants outstanding that, if exercised, would result in the Company receiving an additional CDN$2.3 million. There is no guarantee that these stock options and share purchase warrants will be exercised.

Cash Used by Fiscal 2008 Operating Activities totaled ($368,250), including the ($853,866) Net Loss. Significant adjustments included $423,891 in stock-based compensation and $59,608 in changes in non-cash working capital balances related to operations. Cash Used in Fiscal 2008 Investing Activities was ($262,329), predominately for deferred exploration costs. Cash provided from Fiscal 2008 Financing Activities was $1,817,159, predominately from the aforementioned private placements and the exercise of stock options and share purchase warrants.

US GAAP Reconciliation

The consolidated financial statements included with this Registration Statement have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

Resource properties – Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, the costs of acquiring properties and mineral rights are generally capitalized, although these costs would be subject to impairment testing. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred, regardless of whether one has established reserves on other properties.

The Company acquired Paso Rico Resources Ltd. ("Paso Rico") effective July 1, 2003 in a transaction that was considered a reverse takeover, with Paso Rico the continuing entity for accounting purposes. Paso Rico owned 100% of the Bear Lodge Property in northeastern Wyoming, USA and the historical 'acquisition' costs incurred by Paso Rico had been limited to property holding costs, Paso Rico having originally acquired its interest from Phelps Dodge Mining Company for consideration consisting solely of an exploration work commitment. Since then, all amounts incurred by the Company on the property continue to relate to exploration, with the 'acquisition' amounts continuing to represent holding costs or lease payments. In the current year, the Company paid $23,000 to buy out its share of a royalty interest associated with the property, and this was reported as an 'acquisition' cost. However, in terms of materiality or impact, the Company does not consider that such a payment should be distinguished from exploration costs in respect to applying accounting policies under either Canadian or US GAAP. The Company has not achieved the "development" stage yet; thus, all the amounts would have been expensed under the U.S. GAAP. As a result, impairment review has not been completed in the current fiscal period, as there are no capitalized properties for U.S. GAAP purposes.

Canadian vs. US GAAP:

	2009	2008	2007
a) Assets			
Mineral property costs under Canadian GAAP	$1,609,496	$1,019,349	$764,147
Less deferred costs expensed under U.S. GAAP	($1,609,496)	($1,019,349)	($764,147)
Mineral property costs under U.S. GAAP	$nil	$nil	$nil
b) Deficit			
Closing deficit under Canadian GAAP	($5,377,562)	($4,123,375)	($3,269,509)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	($1,609,496)	($1,019,349)	($764,147)
Closing deficit under U.S. GAAP	($6,987,058)	($5,142,724)	($4,033,656)
c) Net Loss			
Net loss under Canadian GAAP	($1,254,187)	($853,866)	($751,496)
Mineral property costs expensed – under U.S.GAAP	($590,147)	($256,618)	($160,132)
Net loss under U.S. GAAP	($1,844,334)	($1,110,484)	($911,628)
d) Basic and Diluted Loss Per Share - U.S. GAAP	($0.08)	($0.05)	($0.04)
e) Cash flows – Operating activities			
Cash used in operating activities – Canadian GAAP	($810,846)	($368,250)	($576,417)
Loss under Canadian GAAP	$1,254,187	$853,866	$751,496
Loss under U.S. GAAP	($1,844,334)	($1,110,484)	($911,628)
Cash used in operating activities – U.S. GAAP	($1,400,993)	($624,868)	$ ($736,549)
f) Cash flows - Investing Activities			
Cash used in investing activities – Canadian GAAP	($590,147)	($262,329)	($160,614)
Mineral property costs expensed – under U.S. GAAP	$590,147	$256,618	$160,132
Cash used in investing activities – U.S. GAAP	$0	($5,711)	($482)

Recent Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

5.C.   Research and development, patents and licenses, etc.
The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

5.D. Trend information

Trends that are considered by Rare Element to be reasonably likely to have a material effect on our results of operations are discussed above under "Business Overview" in Item #4B, "Results of Operations" in Item #5A, and "Liquidity and Capital Resources" in Item #5B. Further, we consider that our ability to raise additional funding in order to complete our exploration programs and the plan of operations for its mineral properties for the current fiscal year and beyond will be impacted by prevailing prices for metals. As a natural resource exploration company, the interest in Rare Element's stock, and our ability to raise financing and conduct work programs, has been cyclical as it is related to metal prices that, traditionally, have been cyclical in nature. If the global demand for gold decreases and gold prices decrease, it could adversely impair Rare Element's ability to raise financing and advance the exploration of our mineral properties.

The Company's acquisition/exploration activities vary from period to period depending upon property acquisition opportunities and exploration results. Accordingly, amounts expended in past periods may not be indicative of future activities. Likewise, amounts of external capital raised to finance such activities may vary from period to period.

5.E. Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F. Tabular disclosure of contractual obligations

The Company had no "hard" contractual property obligations at 11/30/2009. However, under certain of its property acquisition agreements, the Company is intends to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.

The Company has a written consulting agreement with Donald Ranta that renews yearly subject to a one-month cancellation notice by either party that pays him $12,000 per month.

Management, administrative and secretarial functions are provided by Pacific Opportunity Capital Ltd. ("POC"), a private company of which Mark T. Brown is the president and director. There is no written agreement and the Company is invoiced for the time spent by the staff at POC on a monthly basis.

Contractual Obligations
November 30, 2009

	Total	Less than One year	One to Three years	Three to Five years	More than Five years
Long-Term Debt Obligations					
Capital (Finance) Lease Obligations					
Operating Lease Obligations					
Purchase Obligations	$144,000	$144,000			
Other LT Liabilities					
Total	**$144,000**	**$144,000**			

5.G. Safe harbor

Not Applicable

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Resource Properties and Deferred Exploration Costs

The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC-126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC-126") of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets (CICA 1581 and CICA 3062) include reference to "Use rights such as drilling, water, air, mineral, timber cutting, and route authorities" as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment.

<u>Asset Retirement Obligations</u>
The Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations" ("HB 3110"). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

As of June 30, 2009, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management
Table No. 6 lists, as of 10/31/2009, the Directors and Senior Management.

Table No. 6
Directors and Senior Management

Name	Age	Date First Elected Or Appointed
M. Norman Anderson, Director	78	July 2003
Mark T. Brown, Chief Financial Officer, Director (1)(2)	40	June 1999
Norman W. Burmeister, Director (1)	69	July 2003
Gregory E. McKelvey, Director	65	February 2008
Stephen P. Quin, Director (1)	50	May 2005
Donald E. Ranta, President/CEO, Director (3)	66	October 2007
Winnie Wong, Corporate Secretary (4)	35	July 2003
(1) Member of the audit committee.		
(2) He spends about 20% of his time on the affairs of the Company.		
(3) He spends the preponderance of his time on the affairs of the Company.		
(4) She spends about 15% of her time on the affairs of the Company.		

M. Norman Anderson has had a long and distinguished career in the mining industry. Since 1987, he has been President of Norman Anderson & Associates, a consulting firm with a focus on due diligence and evaluation for financial institutions and mining companies. Prior to this, he worked for Cominco during which time he spent a four-year period in an executive position with Amax Lead Zinc. Inc. In 1978 he became President/COO, and in 1980 he assumed complete responsibility for Comincos business as Chairman/CEO. Since 1995, he has been a Director of Cai de Minas Buenaventura S.A. (Peru).

Mark T. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers. From 1994 to 1997, Mr. Brown was the controller of three companies: Eldorado Gold Corporation, Miramar Mining Corporation and Northern Orion Exploration Ltd. Since May 2002, he has been President of Pacific Opportunity Capital Ltd., a private company that provides financial solutions, equity and management services to small and medium size entrepreneurial enterprises. During the past five years, Mr. Brown has been a director and/or officer for public companies:

Dates	Name of Company	Titles
January 2000 – May 2005	International Bethlehem Corp.	CFO/Director
August 2002 – December 2004	Sutter Gold Mining Inc.	President
August 2002 – March 2008	Ameriplas Holdings Ltd.	Director
December 2003 – May 2006	Crosshair Exploration & Mining Ltd.	CFO
November 2005 - January 2008	G4G Resources Ltd.	CFO/Director
August 2005 – May 2009	Mediterranean Resources Ltd.	Director
July 2004 – November 2007	Garibaldi Resources Corp.	Director
October 2007 – March 2008	BHR Buffalo Head Resources Ltd.	Director
October 2005 – January 20008	Rockhaven Resources Ltd.	Director
December 2004 – May 2006	Target Exploration & Mining Ltd.	CFO/Director
June 2004 – May 2008	Tatmar Ventures Inc.	CFO
June 2006 to July 2007	Animas Resources Ltd.	CFO/Secretary
Since November 2000	Sutter Gold Mining Inc.	Director
Since August 2000	Portal Resources Ltd.	CFO/Director
Since September 2001	Strategem Capital Corporation	Director
Since September 2006	Rye Patch Gold Corp.	CFO
Since July 2005	Pitchstone Exploration Ltd.	CFO
Since September 2006	Fortune Valley Resources Inc.	CFO
Since June 2006	Animas Resources Ltd.	Director
Since November 2007	Almaden Minerals Ltd.	CFO
Since October 2005	Tarsis Resources Ltd.	CFO
Since January 2008	Everclear Capital Ltd.	CEO/Director
Since May 2008	Fox Resources Ltd.	CEO/Director

Norman W. Burmeister graduated from the Colorado School of Mines in Mining Geology in 1961 and has over 40 years of experience in the mining industry. He holds a professional engineer license from the Association of Professional Engineers and Geoscientists of British Columbia. He was Chief Geologist for Silver Standard Resources from 1965 to 1978. In 1980 he founded Bull Run Corporation and served as its Chairman/CEO until 1992; during that period Bull Run successfully found, explored and developed a significant gold mine in Elko County, Nevada. From July 2003 to July 2005, he was President/CEO of the Company; and from August 1997 its predecessor company, Paso Rico. During the past five years, Mr. Burmeister has been a director and/or officer for public companies: From June 2002 to July 2007, he was President/CEO/Director of Kilgore Minerals Ltd., merged into Bayswater Uranium Corp.; and since March 2006, President/CEO/Director of Saratoga Gold Company Ltd.

Gregory E. McKelvey has more than forty years of extensive, international experience in Latin America, Africa, and Europe in expanding responsibilities for significant mining companies such as Kennecott, Cominco, Homestake, and Phelps Dodge. He also acts as an Adjunct Faculty member at the University of Arizona in their International Center for Mining Health, Safety and Environment and worked for the USGS in Latin America. He has also consulted for Codelco, Phelps Dodge, Newmont Mining, Gerald Metals and Quadra Mining. Mr. McKelvey has successfully directed and led innovative exploration efforts, resulting in the discovery and identification of several major ore deposits. He participated in or led the teams that discovered Sossego (Cu/Au) in Brazil; Sheep Creek (Zn, Cu, Co) in Montana; Spar Lake-Cabinet Mts. (Cu, Ag) in Montana; Sechura, (P2O5) in Peru; extensions of the Punta de Cobre (Cu/Au) deposits in Chile; extensions of ore at Chino (Cu) in New Mexico; the Codelco IOCG discovery in Brazil, and the recent new porphyry copper center at Sierra Gorda in Chile. From April 2001 to May 2005, he was Managing partner of Global Mine Discovery Partnership LLC and from April 2005 to May 2007, he was a geologic consultant for Quadra Mining, Newmont Gold, Gerald Minerals and Phelps Dodge. Since July 2007, he has been President/CEO/Director of Animas Resources Ltd.; since January 2008, he has been a Director of Everclear Capital Ltd.; and since December 2009, he has been a Director of Redhawk Resources Inc.

Stephen P. Quin is a professional geologist with 30 years of international experience in exploration, mine development and operations and corporate development. During the past number of years, Mr. Quin has been a director and/or officer for several public companies: 1987 to August 2005, he was Executive VP for Miramar Mining Corp.; from September 2005 to November 2008 (when it was acquired by Capstone Mining Corp.), he was President/CEO/Director of Sherwood Copper Corporation (Director since 2001); since November 2008, he has been President/COO/Director of Capstone Mining Corp. Mr. Quin serves as a Director of: since February 2005, a Director of Mercator Minerals Ltd.; since December 2006, a Director of Kimber Resources Inc.; since April 2008, a Director of Troon Ventures Ltd.; and since September 2008 a director of Bear Lake Gold Ltd. (and its predecessor Maximus Ventures Ltd. since 2006).

Donald E. Ranta is the President and CEO of Rare Element, and for ten years prior to joining the Company, he was associated with a variety of junior companies. He also was formerly the Vice President of Exploration for Echo Bay Mines and the head of North American Exploration for Phelps Dodge Corporation. He holds geological engineering degrees from the University of Minnesota (BS), University of Nevada (MS), and the Colorado School of Mines (PhD). He has extensive experience in generative exploration, project exploration and appraisal, and project evaluation. His exploration teams were responsible for the discovery and/or acquisition of many gold and other types of deposits on four continents. In addition, he is a former President of the Society for Mining, Metallurgy and Exploration, Inc. and a former Board member of American Institute of Mining, Metallurgical and Petroleum Engineers. From June 2003 to September 2007. he was VP Exploration/Director of Gryphon Gold Corporation. Since July 2007, he has been a Director of Animas Resources; since October 2007, he has been a Director of Rare Element Resources; since January 2008, he has been a Director of Everclear Capital Ltd.; and since September 2008, he has been a Director of Otis Gold Corp.

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen's University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia. She is currently Vice President of Pacific Opportunity Capital Ltd. Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.'s management group on corporate finance projects. Prior to joining Pacific Opportunity Capital Ltd., Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses. Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants. From December 2002 to December 2004, she was CFO of Sutter Gold Mining Inc. Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies: Apoquindo Minerals Inc. (since March 2007); Mediterranean Resources Ltd. (since August 2005); Strategem Capital Corporation (since May 2005); Animas Resources Ltd. (since June 2007) (President/CEO from 2006-2007); Fox Resources Ltd. (since May 2008); and she has been CFO/Director of Everclear Capital Ltd. (since January 2008).

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors. Their functions within the Company are detailed in ITEM #1.A.2.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties. The footnotes to Table #6 indicate the approximate time that Senior Management spends on the affairs of the Company. Donald Ranta's management agreement requires that he spend 60% of his time on the affairs of the Company; at the present time he spends more than that proportion and anticipates no commitment that would prevent him from fulfilling his 60% requirement, a level that the Board of Directors deems sufficient.

The Board has adopted a written "Corporate Governance Policies" which include various codes of conducts. The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance objectives and goals. In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

During the last five years, no Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.   Compensation

Director Compensation. The Company had no formal plan for compensating its Directors for their service in their capacity as Directors. There are no Director service contracts with the Company providing for benefits upon termination of employment. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of Rare Element, other than services ordinarily required of a Director. The Company's directors also participate in the Company's Stock Option Plan; during Fiscal 2009, 950,000 stock options were granted to Directors. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The following table details compensation paid/accrued for Fiscal 2009 Ended June 30th for the Directors.

Table No. 7
Director Compensation

Name	Fees Earned (US$)	Option-based Awards[1] (US$)	All Other Compensation (US$)	Total (US$)
M. Norman Anderson	Nil	$15,031	Nil	$15,031
Norman W. Burmeister	Nil	$15,031	Nil	$15,031
Stephen P. Quin	Nil	$15,031	Nil	$15,031
Gregory E. McKelvey	Nil	$59,735	Nil	$59,735

(1) The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and expected life of the options. The options granted to the directors are vested as follows: 20% vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant.

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Directors.

Table No. 8
Directors
Value Vested or Earned for Incentive Plan Awards
During the Most Recently Completed Financial Year

Name	Option-based awards Value vested during the year [1] (CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
M. Norman Anderson	$20,700	N/A	N/A
Norman W. Burmeister	$20,700	N/A	N/A
Stephen P. Quin	$20,700	N/A	N/A
Gregory E. McKelvey	$20,700	N/A	N/A

(1) The options granted to the Directors were vested as follows: 20% vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant. The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date is calculated by determining the difference between the market price of the underlying securities on the date of vest (if in-the-money) and the exercise price of the options under the option-based award multiply by the number of options vested on the vesting date.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2009 Ended 6/30/2009 was $217,742.

The following table details compensation paid/accrued for Fiscal 2009 Ended June 30th for the Senior Management and Directors.

Table No. 9
Senior Management Compensation

Name and principal position	Year	Salary (US$)	Share-based awards (US$)	Option-based awards (US$)[3]	Non-equity incentive plan compensation (US$)		Pension value (US$)	All other compensation (US$)	Total compensation (US$)[4]
					Annual incentive plans	Long-term incentive plans			
Donald E. Ranta, Chief Executive	2009	$103,456[1]	NA	$126,939	NA	NA	NA	NA	$230,395
Mark T. Brown, Chief Financial Officer	2009	NA	NA	$15,031	NA	NA	NA	$114,286[2]	$129,317
Winnie Wong, Corporate Secretary	2009	NA	NA	$7,515	NA	NA	NA	NA[5]	$7,515

(1)	Mr. Ranta received a monthly amount of US$8,500 as management fees.
(2)	Mr. Brown's private company, Pacific Opportunity Capital Ltd., charged a total of US$114,286 for accounting management fees and rent during Fiscal 2009.
(3)	The fair value of option-based awards which are vested during 2009 is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and expected life of the options. The options granted to the Senior Management are vested as follows: 20% vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant.
(4)	During the Senior Management's employment, the Company reimburses Senior Management for all travel and other expenses actually, properly and necessarily incurred by the NEO in connection with the Senior Management's duties in accordance with the policies set from time to time by the Company, in its sole discretion. The Senior Management is required to furnish such receipts, vouchers or other evidence as are required by the Company to substantiate such expenses. Such reimbursements are excluded from the "Total Compensation".
(5)	Winnie Wong is the VP of Pacific Opportunity Capital Ltd. and her monetary compensation is included in Mark Brown's "All Other Comp".

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Senior Management.

Table No. 10
Senior Management
Value Vested or Earned for Incentive Plan Awards
During the Most Recently Completed Financial Year

Name	Option-based awards Value vested during the year [1] (CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
Donald E. Ranta, Chief Executive Officer	$27,600	N/A	N/A
Mark T. Brown, Chief Financial Officer	$20,700	N/A	N/A
Winnie Wong, Corporate Secretary	$10,350	N/A	N/A
(1) The options granted to the Named Executive Officers were vested as follows: 20% vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant. The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date is calculated by determining the difference between the market price of the underlying securities on the date of vest (if in-the-money) and the exercise price of the options under the option-based award multiply by the number of options vested on the vesting date.			

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2009 Ended 6/30/2009, the most recently completed fiscal year; there were 2,546,000 stock options outstanding. During Fiscal 2009, 1,400,000 stock options were granted to Senior Management, Directors, and employees/consultants. During Fiscal 2009, no SARs (stock appreciation rights) were granted. During Fiscal 2009, 398,000 stock options were exercised: 750,000 stock options were cancelled and/or expired, and none were re-priced.

Table No. 11
Stock Option Grants
Fiscal 2009 Ended 6/30/2009

Name	Number of Options Granted	Percent of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Market Value of Common Shares on Date of Grant
Senior Management and Directors						
M. Norman Anderson	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Mark T. Brown	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Norman W. Burmeister	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Gregory E. McKelvey	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Stephen P. Quin	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Donald E. Ranta	200,000	14%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Winnie Wong	75,000	5%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Employees and Consultants	375,000	26%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
TOTAL	**1,400,000**	**100%**				

The following table gives certain information concerning stock option exercises during Fiscal 2009 Ended 6/30/2009 by Senior Management and Directors. It also gives information concerning stock option values.

Table No. 12
Aggregated Stock Options Exercises during Fiscal 2009 Ended 6/30/2009
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at 6/30/09 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 6/30/09 (2) Exercisable/ Unexercisable
M. Norman Anderson	nil	$nil	130,000/120,000	CDN$159,000/CDN$144,000
Mark Brown	nil	$nil	180,000/120,000	CDN$220,500/CDN$144,000
Norman Burmeister	nil	$nil	130,000/120,000	CDN$159,000/CDN$144,000
Gregory McKelvey	nil	$nil	115,000/135,000	CDN$93,300/CDN$153,450
Stephen Quin	100,000	CDN$71,500	30,000/120,000	CDN$36,000/CDN$144,000
Donald Ranta	nil	$nil	390,000/160,000	CDN$321,000/CDN$192,000
Winnie Wong	10,000	CDN$9,500	105,000/60,000	CDN$128,700/CDN$72,000
(1) Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.				
(2) The market price for the Company's common shares on June 30, 2009 was CDN$1.78. No value has been given to unexercised options that were out-of-the-money on June 30, 2009.				

Stock Options. Refer to ITEM #6.E., "Share Ownership"; and Table No. 7/8/9/10/11/12/13/14 for information about stock options.

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management in Fiscal 2009 to compensate such Senior Management in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during the Fiscal 2009 Ended 6/30/2009 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements
Management, administrative and secretarial functions are provided by Pacific Opportunity Capital Ltd. ("POC"), a private company of which Mark T. Brown is the president and director.

The Company entered into a consulting agreement dated October 2, 2007 with Donald E. Ranta, the Company's President/CEO, pursuant to which the Company pays Mr. Ranta a monthly amount of $8,500 per month. In the event that the consulting agreement is terminated without cause by the Company, the Company is obligated to pay a termination fee in the amount of three times the monthly amount paid to Mr. Ranta. On October 14, 2009, the Board approved increasing the monthly amount to $12,000 per month.

6.C. Board Practices
All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles. Senior Management are appointed to serve at the discretion of the Board of Directors, subject to the terms of the Management Agreements described above. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

6.C.1. Terms of Office. Refer to ITEM 6.A. and ITEM 6.c.
6.C.2. Directors' Service Contracts.
--- Nothing Responsive to Disclose ---

6.C.3. Board Independence
The Board of Directors has adopted standards for determining whether a director
is independent from management. The Board reviews, consistent with the
Company's corporate governance guidelines, whether a director has any material
relationship with the Company that would impair the director's independent
judgment. The Board of Directors has affirmatively determined, based on its
standards, that the M. Norman Anderson, Norman W. Burmeister, Gregory E.
McKelvey, and Stephen P. Quin are independent.

6.C.4. Board meetings and committees; annual meeting attendance
During Fiscal 2009 Ended 6/30/2009, the Board of Directors held four regularly
scheduled meetings. For various reasons, Board members may not be able to
attend a Board meeting; all Board members are provided information related to
each of the agenda items before each meeting, and, therefore, can provide
counsel outside the confines of regularly scheduled meetings. No director
attended fewer than 75% of the aggregate of: (1) the total number of meetings of
the Board of Directors, while he was a Director; and (2) the total number of
meetings of committees of the Board of Directors on which the director served.
Directors are encouraged to attend annual meetings of our stockholder; two of
the six directors attended the December 2008 annual shareholders meeting.

The Company's only standing committee is the Audit Committee, which recommends
to the Board of Directors the engagement of the independent auditors of the
Company and reviews with the independent auditors the scope and results of the
Company's audits, the Company's internal accounting controls, and the
professional services furnished by the independent auditors to the Company. The
Company has an Audit Committee charter, adopted at the 2004 Annual General
Meeting. The current members of the Audit Committee are: Mark Brown, Norman W.
Burmeister (independent), and Stephen P. Quin (independent). The Audit
Committee met four times during Fiscal 2009 Ended 6/30/2009 and one time during
Fiscal 2010-to-date.

The Company does not have an "audit committee financial expert" serving on its
Audit Committee. The Company's Audit Committee consists of three directors, all
of whom are both financially literate and very knowledgeable about the Company's
affairs. Because the Company's structure and operations are straightforward,
the Company does not find it necessary to augment its Board with a financial
expert.

6.C.5. Code of Ethics
The Board has adopted a written "Corporate Governance Policies" addressing
various codes of conducts. The current limited size of the Company's
operations, and the small number of officers and consultants, allow the Board to
monitor on an ongoing basis the activities of management and to ensure that the
highest standard of ethical conduct is maintained. As the Company grows in size
and scope, the Board anticipates that it will formulate and implement a formal
Code of Business Conduct and Ethics. Further, the Board of Directors expects
management to operate the business of the Company in a manner that enhances
shareholder value and is consistent with the highest level of integrity.
Management is expected to execute the Company's business plan and to meet
performance objectives and goals. In addition, the Board of Directors must
comply with conflict of interest provisions in Canadian corporate law, including
relevant securities regulatory instruments, in order to ensure directors
exercise independent judgment in considering transactions and agreements in
respect of which a director or executive officer has a material interest.
During Fiscal 2009 Ended 6/30/2009 and Fiscal 2010-to-date, there are no
material change reports relating to the conduct of any Directors or executive
officers of the Company.

6.D. Employees

At 10/31/2009, the Company had two full-time employees/consultants and five part-time employees/consultants, including the three Senior Management; five of these employees/consultants are directly engaged in exploration activities. As of 6/30/2009 and 6/30/2008, the Company had six and three full-time and part-time employees/consultants, respectively, including the Senior Management. Donald Ranta, President/CEO of the Company is involved in both administration and exploration. He is based in Golden, Colorado, USA. None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

The following table lists, as of 10/31/2009, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. The table also includes all other persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company's voting securities (none).

Table No. 13
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	M. Norman Anderson (1)	160,000	0.6%
Common	Mark T. Brown (2)	1,818,145	6.3%
Common	Norman W. Burmeister (3)	655,000	2.2%
Common	Gregory E. McKelvey (4)	135,000	0.5%
Common	Stephen P. Quin (5)	32,500	0.1%
Common	Donald E. Ranta (6)	425,000	1.5%
Common	Winnie Wong (7)	39,500	0.1%
	Directors and Senior Management Subtotal	3,265,145	11.3%
	TOTAL	3,265,145	11.3%
(1)	110,000 Represent currently exercisable stock options. 50,000 are common shares.		
(2)	210,000 Represent currently exercisable stock options. 1,608,145 are common shares: 920,145 are held by POC and 45,000 are held by Spartacus Management Inc., private companies controlled by Mark Brown; 643,000 are held by Mr. Brown directly.		
(3)	160,000 Represent currently exercisable stock options. 495,000 are common shares.		
(4)	135,000 Represent currently exercisable stock options.		
(5)	32,500 are common shares.		
(6)	375,000 Represent currently exercisable stock options. 50,000 are common shares.		
(7)	30,000 Represent currently exercisable stock options. 9,500 are common shares.		
#	Based on 28,896,736 common shares outstanding as of 10/31/2009 and stock options and warrants held by each beneficial holder exercisable within sixty days.		

Stock Options

The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. Pursuant to the Exchange's Policy 4.4, the Board of Directors of the Company adopted a Stock Option Plan (the "Plan") effective December 11, 2002. The Plan was approved by the shareholders of the Company at the Company's annual and special general meeting held on 12/11/2002 and amended on 11/23/2006's AGM, 12/3/2007's AGM, and 12/5/2008's AGM.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive to dedicate their efforts to advance the success of the Company. The granting of options is intended to align the interests of such persons with that of the members.

Options will be exercisable over periods up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted, less a discount of up to 25%, the amount of discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may, from time to time, authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares that may be reserved for issuance is equal to that number of shares which is 20% of the issued and outstanding common shares of the Company. The number of shares that may be reserved for issuance to any one individual may not exceed 5% of the issued shares in any 12-month period or 2% if the optionee is engaged in investor relations' activities or is a consultant. The Plan contains a minimum vesting schedule allowing options to become exercisable in equal installments over an 18-month period; however, the Board of Directors may impose stricter vesting requirements to a particular stock option in its discretion.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of common shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

If the option holder ceases to be a Director of the Company or ceases to be employed by the Company (other then by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a Director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Plan.

Options are non-assignable and non-transferable.

The Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of incentive stock options in the event of a share consolidation, split, reclassification or other relevant change in the common shares, or an amalgamation, merger or other relevant change in the Company's corporate structure, or any other relevant change in the Company's capitalization.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table, as of 10/31/2009, as well as the number of options granted to employees/consultants/etc.

Table No. l4
Stock Options Outstanding

Name	Number of Options Granted or Remaining	Exercise Price per Share (CDN$)	Grant Date	Expiration Date
Officers/Directors				
M. Norman Anderson	50,000	0.55	1/10/2007	1/10/2012
M. Norman Anderson	150,000	0.58	1/27/2009	1/27/2014
Mark T. Brown	100,000	0.55	4/28/2006	4/28/2011
Mark T. Brown	50,000	0.55	1/10/2007	1/10/2012
Mark T. Brown	150,000	0.58	1/27/2008	1/27/2014
Norman W. Burmeister	50,000	0.55	4/28/2006	4/28/2011
Norman W. Burmeister	50,000	0.55	1/10/2007	1/10/2012
Norman W. Burmeister	150,000	0.58	1/27/2009	1/27/2014
Gregory E. McKelvey	25,000	1.00	10/12/2007	10/12/2012
Gregory E. McKelvey	75,000	1.15	2/19/2008	2/19/2013
Gregory E. McKelvey	125,000	0.58	1/27/2009	1/27/2014
Stephen P. Quin	90,000	0.58	1/27/2009	1/27/2014
Donald E. Ranta	350,000	1.00	10/01/2007	10/01/2012
Donald E. Ranta	145,000	0.58	1/27/2009	1/27/2014
Winnie Wong	75,000	0.58	1/27/2009	1/27/2014
Total Officers/Directors	**1,635,000**			
Employees/Consultants/etc.	50,000	0.55	1/10/2007	1/10/2012
Employees/Consultants/etc.	350,000	1.00	9/01/2007	9/01/2012
Employees/Consultants/etc.	341,000	0.58	1/27/2009	1/27/2014
Employees/Consultants/etc.	200,000	2.09	7/20/2009	7/20/2014
Employees/Consultants/etc.	30,000	4.49	10/2/2009	10/2/2014
TOTAL	**2,606,000**			

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.
7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E and Table No. 7/8/9/10/11/12/13/14.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
7.A.1.c. Different Voting Rights.
--- Nothing Responsive to Disclose ---

7.A.2. Share Ownership.
On 10/31/2009, the Company's shareholders' list showed 28,896,736 common shares outstanding with 65 registered shareholders. Of these registered shareholders, 32 are resident in Canada, 22 are resident in the USA, and 11 are located elsewhere. The Canadian shareholders own 24,993,436 common shares (86.4% of the total), USA shareholders own 1,323,300 common shares, and the other shareholders own 2,580,000 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 1,200 "holders of record" in Canada, holding approximately 86% of the outstanding shares of the Company, and over 3,000 beneficial owners that own 100% of its common shares.

7.A.3. <u>Control of the Company</u>. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents, and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. <u>Change of Control of Company Arrangements</u>
--- Nothing Responsive to Disclose ---

7.B. <u>Related Party Transactions</u>

a. FY2009 = $Nil (2008 = US$55,861) was charged for management fees by a private company controlled by the former president.
b. FY2009= US$103,456 (2008 = US$69,017) was charged for management fees by Donald E. Ranta, an officer and director of the Company.
c. FY2009 = US$114,286 (2008 = US$101,938) was charged by Pacific Opportunity Capital Ltd., a private company controlled by one of the directors and officers for accounting, management fees and rent.

As at June 30, 2009, a total of US$9,769 (2008 = US$15,257) was owed to a director and Pacific Opportunity Capital Ltd., a private company controlled by one of the directors and officers for accounting, management fees and rent.

Related party transactions are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 6/30/2006, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Senior Management, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes that all of these transactions were on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

7.C. <u>Interests of Experts and Counsel</u>
--- Nothing Responsive to Disclose ---

<u>ITEM 8. FINANCIAL INFORMATION</u>

8.A. <u>Consolidated Statements and Other Financial Information</u>
The Company's consolidated financial statements are stated in US Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of DeVisser Gray LLP, Chartered Accountants are included herein immediately preceding the financial statements.

a. <u>Audited Financial Statements:</u>
    Fiscal 2009 Ended 6/30/2009
    Fiscal 2008 Ended 6/30/2008
    Fiscal 2007 Ended 6/30/2007

b. <u>Unaudited Financial Statements:</u>
    Three Months Ended 9/30/2009

8.A.7. Legal/Arbitration Proceedings

The Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff or as a defendant in any material proceeding or pending litigation.

The Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, on 11/15/1999, under the former name Spartacus Capital Ltd. with the symbol "SCI". The current stock symbol is "RES". The CUSIP Number is 75381M102 and the ISIN numbers is CA75381M1023.

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last seven months, the last nine calendar quarters; and the last five fiscal years.

Table No. 15
TSX Venture Exchange
Common Shares Trading Activity
Sales - Canadian Dollars (CDN$)

Period Ended	Volume	High	Low	Closing
Monthly				
11/30/2009	2,784,100	$4.14	$2.84	$3.63
10/31/2009	6,086,200	$4.69	$2.61	$2.96
9/30/2009	5,805,700	$4.41	$2.98	$4.16
8/31/2009	4,889,600	$3.37	$1.91	$3.25
7/31/2009	4,433,000	$2.90	$1.51	$2.50
6/30/2009	6,231,100	$1.95	$1.18	$1.78
5/31/2009	3,284,400	$1.39	$0.69	$1.34
Quarterly				
9/30/2009	15,128,300	$4.41	$1.54	$4.16
6/30/2009	9,988,100	$1.95	$0.55	$1.78
3/31/2009	2,060,500	$1.10	$0.41	$0.61
12/31/2008	1,632,000	$0.55	$0.27	$0.58
9/30/2008	1,683,800	$0.79	$0.52	$0.60
6/30/2008	1,447,800	$1.00	$0.75	$0.77
3/31/2008	1,797,600	$1.53	$0.90	$0.97
12/31/2007	2,830,400	$1.35	$0.86	$1.20
9/30/2007	3,471,600	$1.75	$0.77	$0.86
Yearly				
Fiscal 2009 Ended	15,364,400	$1.95	$0.27	$1.78
Fiscal 2008 Ended	9,547,400	$1.75	$0.75	$0.77
Fiscal 2007 Ended	15,457,700	$1.50	$0.43	$1.15
Fiscal 2006 Ended	13,532,900	$0.87	$0.16	$0.59
Fiscal 2005 Ended	6,788,400	$0.44	$0.18	$0.19

The Company's common shares began trading on the Frankfurt Stock Exchange on 3/14/2006, with the trading symbol of "R8V.F". Total volume through 11/30/2009 was 10,658,800. Prices ranged from euro$0.13 to euro$2.90; the closing price on 11/30/2009 was euro$2.40.

The Company's common shares began trading on the XETRA Exchange on 4/19/2006, with the trading symbol of "R8V.DE". Total volume through 11/30/2009 was 38,800. Prices ranged from euro$0.27 to euro$2.70; the closing price on 11/23/2009 was euro$2.55.

The Company's common shares began trading on the Berlin Stock Exchange on 3/25/2008, with the trading symbol of "R8V.BE". Total volume through 11/30/2009 was 3,600. Prices ranged from euro$0.14 to euro$2.53; the closing price on 11/30/2009 was euro$2.29.

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders. The authorized capital of Rare Element consists of an unlimited number of common shares in registered form with no par value. Computershare Trust Company of Canada (located at 510 Burrard Street 2nd Floor Vancouver, British Columbia, Canada V6C 3B9) is the registrar and transfer agent for the common shares.

Stock Options and Warrants. Refer to ITEM 6.E. and Table No. 11/13 for additional information.

The following table lists, as of 10/31/2009, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 16
Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
May 27, 2009	1,000,000	990,000	CDN$1.00	CDN$1.00	November 27, 2010
July 24, 2009	600,000	600,000	CDN$2.10	CDN$2.10	January 24, 2011
September 21, 2009	1,000,000	1,000,000	CDN$4.25	CDN$4.25	March 21, 2011

9.C. Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada. The common shares also trade in Europe on the Berlin, Frankfurt, and XETRA Stock Exchanges.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital
As of 10/31/2009, there were an unlimited number of common shares, without par value, authorized. As of 10/31/2009, there were 28,896,736 common shares issued and fully paid.

10.A.2. Shares Not Representing Capital
10.A.3. Shares Held By Company
--- Nothing Responsive to Disclose ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to Table No. 7/8/9/10/11/12/13/14/15/16 ---

10.A.6. History of Share Capital
Rare Element has financed its operations through funds raised in public/private placements of common shares and shares issued upon conversion of warrants and options.

The Company filed its final prospectus with the British Columbia and Alberta Securities Commissions in November 1999, in order to offer to the public in British Columbia and Alberta a minimum of 1,500,000 common shares at a price of CDN$0.20 per share for total gross proceeds of CDN$300,000. On 11/15/1999, the common shares of the Company began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) under the symbol "SCI" as a Capital Pool Company.

Under the TSX Venture Exchange's Policy 2.4, a company with only minimal working capital is allowed to list on the TSX Venture Exchange for the purposes of negotiating an acquisition of, or the participation in, assets or businesses. Such companies are classified as a "Capital Pool Company", or "CPC" and are governed by a specific set of rules and regulations. The sole purpose of a CPC is to identify and evaluate existing businesses or assets for possible acquisition, which, if acquired, would provide the company with a full listing on the TSX Venture Exchange. The only business a CPC is allowed to conduct prior to its Initial Public Offering and listing on the TSX Venture Exchange is to prepare for its offering. This typically consists of raising a limited amount of seed capital, establishing a management team and board of directors, as well as hiring professionals to assist in the offering, including an auditor, legal counsel, and an agent for the Offering.

During FY2006, the Company completed a non-brokered private placement of 1,147,600 units at a price of CDN$0.20 for gross proceeds of CDN$229,520. Each unit was comprised of one common share and one twelve-month non-transferable share purchase warrant. The share purchase warrants were exercisable into one common share at a price of CDN$0.30 per share. 200,000 warrants were exercised in FY2006; and the remaining 947,600 warrants were exercised during FY2007.

During FY2007, the Company closed a non-brokered private placement of 1,666,698 units at CDN$0.60 per unit for gross proceeds of CDN$1,000,021. Each unit comprised one common share and one-half of a non-transferable share purchase warrant. A whole warrant was exercisable to purchase one additional common share of the Company at CDN$0.75 per share until 3/22/2008. During FY2007, 129,166 of these warrants were exercised; during FY2008, 700,847 warrants were exercised; and 3,336 warrants expired unexercised.

On 11/5/2007, the Company completed a non-brokered private placement for CDN$1,075,000. The offering consisted of 1,075,000 units at CDN$1.00 per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant was exercisable to purchase one additional common share of the Company at CDN$1.35 until 5/5/2009. During FY2009, all warrants expired.

On 5/27/2009, the Company completed a non-brokered private placement for CDN$1,500,000. The offering consisted of 2,000,000 units at CDN$0.75 per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. Each whole warrant allow the holder to purchase one additional common share of the Company at CDN$1.00 until 11/27/2010.

On 7/24/2009, the Company completed a non-brokered private placement for CDN$1,800,000. The offering consisted of 1,200,000 units at CDN$1.50 per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. Each whole warrant allow the holder to purchase one additional common share of the Company at CDN$2.10 until 1/24/2011. No insiders participated in this offering and no commission was being paid. There is a four-month hold on the securities issued.

On 9/21/2009, the Company completed a non-brokered private placement for CDN$3,000,000. The offering consisted of 1,000,000 units at CDN$3.00 per unit. Each unit comprised one common share and one non-transferable share-purchase warrant. Each warrant allows the holder to purchase one additional common share of the Company at CDN$4.25 until 3/21/2011. No insiders participated in this offering and no commission was being paid. There is a four-month hold on the securities issued.

During FY2007/2008/2009: 1,076,766, 700,847, and none warrants were exercised, raising US$337,550, US$520,810, and US$nil, respectively.

During FY2007/2008/2009: 687,500, 386,500, and 398,000 stock options were exercised, raising US$158,634, US$160,092, and US$140,950, respectively.

10.A.7. Resolutions/Authorizations/Approvals
--- Nothing Responsive to Disclose ---

10.B. Memorandum and Articles of Association
Rare Element Resources Ltd. ("Rare Element" or the "Company") was organized under the laws of the Province of British Columbia, Canada, on 6/3/1999 under the name "Spartacus Capital Inc.". On 7/25/2003, the name was changed to "Rare Element Resources Ltd.".

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 17 of the Company's Articles and Division 3 of the Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm subject to the provisions of the Act.

Article 16 of the Company's articles address the powers and duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the Act.

Article 19 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors' powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors' resolution. Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors' powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors.

Article 18 details the proceedings of directors. The Directors may meet to conduct business, adjourn, and otherwise regulate their meetings as they see fit. A director may, and the Secretary or Assistant Secretary, if any, on the request of a director must call a meeting of the directors at any time. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be deemed to be set at two directors. If the number of directors is set at one, a quorum is deemed to be one director, and that director may constitute a meeting.

Article 8 details the borrowing powers of the Directors. The Company may, if authorized by the Directors:
a. Borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
b. Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
c. Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
d. Mortgage, charge, whether by way of specific or floating charge, grant a security interest in or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. Unless other determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 21 provides for the mandatory indemnification of directors, former directors, and alternate directors, as well as his or her heirs and legal personal representatives, against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person. The failure of a director, alternate director, or officer of the Company to comply with the *Business Corporations Act* or the Company's Articles does not invalidate any indemnity to which he or she is entitled. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties who:

a. is or was a director, alternate director, officer, employee or agent of the Company;
b. is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;
c. at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; and
d. at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity.

The rights, preferences and restrictions attaching to each class of the Company's shares are as follows:

Common Shares
The authorized share structure consists of an unlimited number of common shares without par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Article 9 and subject to the Act, the Company may alter its authorized share structure by special resolution. These special resolutions may:
a. create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;
b. increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;
c. subdivide or consolidate all or any of its unissued, or fully paid issued, shares;
d. if the Company is authorized to issue shares of a class or shares with par value;
   1. decrease the par value of those shares; or
   2. if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
e. change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;
f. alter the identifying name of any of its shares; or
g. otherwise alter its share or authorized share structure when required or permitted to do so by the Act.

Subject to Article 9.2 and the Act, the Company may by special resolution:
a. create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or
b. vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Company may by consent resolution of the directors or by special resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

The directors may, whenever they think fit, call a meeting of shareholders. An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) at such time and place as may be determined by the Directors.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company's articles is filed as an exhibit to this Form 20-F Registration Statement.

10.C. Material Contracts

Copies of Material Contracts are filed as exhibits to this Registration Statement.
1. Consulting Agreement between Rare Element and Donald Ranta, dated 9/1/2007.
2. Royalty Re-Purchase Agreement between the Company and Freeport-McMoRan Corporation ("Freeport"), dated 3/31/2009. Under the agreement, the Company purchased the royalty interest (the "Royalty") on certain claims, plus an area of interest, on the Bear Lodge Property, for a one-time payment of $50,000.
3. Agreement with VMS Ventures Inc. to acquire Eden Lake REE Project, dated 10/30/2009
4. Letter of Intent with Medallion Resources Ltd. regarding the optioning in and joint venture on the Eden Lake Property, dated 11/13/2009.
5. Joint Venture Agreement with Newmont North America Exploration Limited regarding Bear Lodge Property, dated 6/14/2006.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Rare Element's securities, except as discussed in ITEM 10, "Taxation" below.

Restrictions on Share Ownership by Non-Canadians: There are no limitations under the laws of Canada or in the organizing documents of Rare Element on the right of foreigners to hold or vote securities of Rare Element, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of Rare Element by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of Rare Element. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the "Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the Company's capital stock was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the Company's common shares at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable years ended 6/30/2009 or 6/30/2008 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

This summary does not address potential tax effects relevant to our Company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our Company.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company's consolidated financial statements for Fiscal 2009/2008/2007 Ended June 30th have been audited by DeVisser Gray LLP, Chartered Accountant; 905 West Pender Street, #401, Vancouver, British Columbia, Canada V6C 1L6. Their audit report is included with the related consolidated financial statements in this Registration Statement with their consent.

10.H. Document on Display

The Company's documents can be viewed at its Canadian office, located at: 325 Howe Street, #410, Vancouver, British Columbia, Canada V6C 1Z7. Upon the effectiveness of this Registration Statement, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the "SEC"). The Company's reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549. Further, we also files reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com. Finally, corporate information can be found on the Company's website at www.rareelementresources.com.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

a. Market risk. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

b. Interest rate risk. The Company's cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of June 30, 2009. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

c. Foreign currency risk. The Company is exposed to foreign currency risk as monetary financial instruments are denominated in Canadian Dollars. The Company has not entered into any foreign currency contracts to mitigate this risk.

d. Other price risk. Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

Net loss and other comprehensive loss for the year ended June 30, 2009 could have varied if the Canadian Dollar to US Dollar foreign exchange rate varied by reasonably possible amounts from their actual balance sheet date values.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities --- No Disclosure Necessary ---
12.B. Warrants and Rights --- No Disclosure Necessary ---
12.C. Other Securities --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
---Not Applicable---

ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY RARE ELEMENT/AFFILIATED PURCHASERS
ITEM 16F. CHANGE IN REGISTRANT'S CEDRTIFYING ACCOUNTANT
ITEM 16G. CORPORATE GOVERANCE
---Not Applicable---


PART III


ITEM 17. FINANCIAL STATEMENTS
Rare Element's consolidated financial statements are stated in US Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Rare Element, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The un-audited consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the un-audited financial statements of this Registration Statement. The audit report of DeVisser Gray LLP, Chartered Accountant, is included herein immediately preceding the audited consolidated financial statements.

a. Audited Financial Statements
   Auditor's Report, dated 10/16/2009
   Consolidated Balance Sheets at 6/30/2009 and 6/30/2008
   Consolidated Statements of Operations and Deficit
     for the periods ended 6/30/2009, 6/30/2008, and 6/30/2007
   Consolidated Statements of Shareholders Equity
     for the periods ended 6/30/2009, 6/30/2008, and 6/30/2007
   Consolidated Statements of Cash Flows
     for the periods ended 6/30/2009, 6/30/2008, and 6/30/2007
   Cumulative Schedule of Mineral Property Costs
     for the periods ended 6/30/2009 and 6/30/2008
   Notes to Consolidated Financial Statements

a. Un-Audited Financial Statements
   Consolidated Balance Sheets at 9/30/2009 and 6/30/2009
   Consolidated Statements of Operations and Deficit
      for the three-month periods ended 9/30/2009 and 9/30/2008
   Consolidated Statements of Shareholders Equity
      for the three-month periods ended 9/30/2009 and 9/30/2008
    Consolidated Statements of Cash Flows
      for the three-month periods ended 9/30/2009 and 9/30/2008
   Cumulative Schedule of Mineral Property Costs
      for the periods ended 9/30/2009; 6/30/2009 and 6/30/2008
   Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS
Rare Element has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

1. Notice of Articles and Articles of Incorporation
    a. Certificate of Incorporation (1)
    b. Certificates of Name Change (1)
    c. Articles of Incorporation and By-Laws (1)

3. Voting Trust Agreements – No Disclosure Necessary

4. Material Contracts
    a. Consulting Agreement between Rare Element and Donald E. Ranta, dated 9/1/2007. (1)
    b. Royalty Re-Purchase Agreement between the Company and Freeport-McMoRan Corporation ("Freeport"), dated 3/31/2009. (1)
    c. Agreement with VMS Ventures Inc. to acquire Eden Lake REE Project, dated 10/31/2009
    d. Letter of Intent with Medallion Resources Ltd. regarding optioning in and joint venture on the Eden Lake Property, dated 11/13/2009.
    e. Joint Venture Agreement with Newmont North America Exploration Limited regarding Bear Lodge Property, dated 6/14/2006.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries: Refer to ITEM #4 of this Form 20-F
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Notice Required by Rule 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16B: No Disclosure Necessary
12.1: Certifications required by Rule 13a-14(a) or Rule 15d-14(a) 12.2: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)
13.1. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code 13.2. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
14. Legal Opinion required by Instruction 3 of ITEM 7B: --- No Disclosure Necessary ---
15. Additional Exhibits: a. Consent of DeVisser Gray LLP, dated 12/21/2009

(1) Incorporated by reference to the Company's Form 20FR as filed with the Securities Exchange Commission on November 16, 2009.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2009

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392
www.rareelementresources.com

DeVISSER GRAY LLP
CHARTERED ACCOUNTANTS

401-905 West Pender St
Vancouver BC V6C 1L6
t 604.687.5447
f 604.687.6737

AUDITORS' REPORT

To the Shareholders of Rare Element Resources Ltd.

We have audited the consolidated balance sheets of Rare Element Resources Ltd. as at June 30, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, retained earnings and deficit and cash flows for each of the years in the three year period ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2009 in accordance with Canadian generally accepted accounting principles.

De Visser Gray LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
October 16, 2009

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30
(Expressed in US Dollars)

	2009	2008
ASSETS		
CURRENT		
Cash and cash equivalents	$ 2,334,145	$ 2,271,917
Accounts receivable	50,195	46,726
Prepaid expenses	27,978	26,883
	2,412,318	2,345,526
Equipment (Note 4)	1,872	4,267
Investment (Note 5)	-	15,083
Mineral properties and deferred exploration costs (Note 3)	1,609,496	1,019,349
Reclamation bond (Note 6)	10,533	10,000
	$ 4,034,219	$ 3,394,225
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 56,692	$ 48,594
Due to related parties (Note 8)	9,769	15,257
	66,461	63,851
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	7,841,832	6,574,447
WARRANTS (Note 7d)	627,442	337,114
CONTRIBUTED SURPLUS (Note 7)	876,046	542,188
DEFICIT	(5,377,562)	(4,123,375)
	3,967,758	3,330,374
	$ 4,034,219	$ 3,394,225

NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 10)
SUBSEQUENT EVENTS (Note 14)

APPROVED BY THE BOARD OF DIRECTORS:

"Donald E. Ranta"	*"Mark T. Brown"*
Donald E. Ranta	**Mark T. Brown**

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED JUNE 30
(Expressed in US Dollars)

	2009	2008	2007
EXPENSES			
Audit and legal	$ 26,983	$ 22,684	$ 32,025
Accounting and administration (Note 8)	106,943	94,507	87,232
Amortization	2,395	2,117	191
Bank charges	2,420	1,584	1,023
Corporate development	78,328	69,446	-
Foreign exchange loss (gain)	292,358	(88,985)	43,589
Investor relations and shareholders' communication	119,129	116,280	204,362
Management fees (Note 8)	103,456	124,878	74,238
Office and miscellaneous	31,129	40,562	37,298
Rent (Note 8)	7,343	7,431	7,954
Stock-based compensation	428,350	423,891	240,142
Transfer and listing fees	17,541	30,628	29,166
Travel	55,304	38,629	24,518
Write-down of mineral properties	-	-	4,841
	(1,271,679)	(883,652)	(786,579)
OTHER ITEMS			
Interest income	32,575	29,786	35,083
Write off of investment (Note 5)	(15,083)	-	-
	17,492	29,786	35,083
NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$ (1,254,187)	$ (853,866)	$ (751,496)
LOSS PER SHARE – BASIC AND DILUTED	$ (0.05)	$ (0.04)	$ (0.04)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	24,072,331	22,972,529	20,412,956

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Expressed in US Dollars)

Issued and outstanding:	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit	Total Shareholders' Equity
BALANCE AS AT JUNE 30, 2007	21,704,389	$ 4,973,386	$ -	$ 240,729	$ (3,269,509)	$ 1,944,606
Issued for cash:						
Private placement (Note 7b(i))	1,075,000	813,243	337,114	-	-	1,150,357
Exercise of warrants (Note 7b(ii))	700,847	520,810	-	-	-	520,810
Exercise of options (Note 7b(iii))	386,500	282,524	-	(122,432)	-	160,092
Share issue costs (Note 7b(i))	-	(15,516)	-	-	-	(15,516)
Stock-based compensation (Note 7e)	-	-	-	423,891	-	423,891
Net loss for the year	-	-	-	-	(853,866)	(853,866)
BALANCE AS AT JUNE 30, 2008	23,866,736	6,574,447	337,114	542,188	(4,123,375)	3,330,374
Issued for cash:						
Private placement (Note 7b(iv))	2,000,000	1,042,722	290,328	-	-	1,333,050
Exercise of options (Note 7b(v))	398,000	235,442	-	(94,492)	-	140,950
Share issue costs (Note 7b(iv))	-	(10,779)	-	-	-	(10,779)
Stock-based compensation (Note 7e)	-	-	-	428,350	-	428,350
Net loss for the year	-	-	-	-	(1,254,187)	(1,254,187)
BALANCE AS AT JUNE 30, 2009	26,264,736	$ 7,841,832	$ 627,442	$ 876,046	$ (5,377,562)	$ 3,967,758

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

(Expressed in US Dollars)

	2009	2008	2007
CASH PROVIDED BY (USED IN)			
OPERATIONS			
Net loss for the year	$ (1,254,187)	$ (853,866)	$ (751,496)
Items not involving cash:			
Amortization	2,395	2,117	191
Fair value of warrants received pursuant to the sale of mineral property	-	-	(15,083)
Stock-based compensation	428,350	423,891	240,142
Interest income accrued	(13,628)	-	-
Write off of investment	15,083	-	4,841
	(821,987)	(427,858)	(521,405)
Changes in non-cash working-capital items:			
Accounts receivable	36,626	(2,298)	(20,016)
Prepaid expenses	(1,095)	22,768	(26,446)
Accounts payable and accrued liabilities	(28,037)	32,138	(7,251)
Due to related parties	(5,488)	7,000	(1,299)
	(819,981)	(368,250)	(576,417)
INVESTING ACTIVITIES			
Deferred exploration costs	(581,012)	(256,618)	(159,750)
Purchase of equipment	-	(5,711)	(864)
	(581,012)	(262,329)	(160,614)
FINANCING ACTIVITIES			
Cash received for common shares	1,474,000	1,831,259	1,394,101
Share issue costs	(10,779)	(15,516)	-
Cash received for sale of mineral property	-	1,416	-
	1,463,221	1,817,159	1,394,101
INCREASE IN CASH AND CASH EQUIVALENTS	62,228	1,186,580	657,070
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	2,271,917	1,085,337	428,267
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 2,334,145	$ 2,271,917	$ 1,085,337
Cash and cash equivalents consist of:			
Cash	1,814,845	786,917	1,085,337
GIC Investments	519,300	1,485,000	-
	$ 2,334,145	$ 2,271,917	$ 1,085,337

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)

CUMULATIVE SCHEDULE OF MINERAL PROPERTY COSTS
(Expressed in US Dollars)

	Balance June 30, 2007	Expenditures for the year	Balance June 30, 2008	Expenditures for the year	Balance June 30, 2009
Bear Lodge Property					
Property acquisition costs	$ 17,721	$ -	$ 17,721	$ 23,000	$ 40,721
Exploration expenditures					
Assays	7,751	5,623	13,374	16,573	29,947
Assessments and taxes	20,104	-	20,104	-	20,104
Drilling	323,922	136,038	459,960	274,712	734,672
Geological consulting	168,768	58,714	227,482	211,277	438,759
Geophysical	300	-	300	-	300
Metallurgical testing	38,530	55,000	93,530	61,500	155,030
Overhead expenses	9,679	1,160	10,839	2,685	13,524
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	-	34,338
Travel expenses	23,935	83	24,018	400	24,418
Wages	99,734	-	99,734	-	99,734
Total exploration expenditures on Bear Lodge property	762,731	256,618	1,019,349	590,147	1,609,496
Kipawa Property					
Exploration expenditures					
Geological consulting	4,949	-	4,949	-	-
Staking	1,308	-	1,308	-	-
Write-down of property	(4,841)	(1,416)	(6,257)	-	-
Total exploration expenditures on Kipawa property	1,416	(1,416)	-	-	-
TOTAL EXPENDITURES	$ 764,147	$ 255,202	$ 1,019,349	$ 590,147	$ 1,609,496

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009, 2008 and 2007
(Expressed in US Dollars)

1. NATURE OF OPERATIONS

Rare Element Resources Ltd. ("Rare Element" or "the Company") was incorporated under the laws of the Province of British Columbia on June 3, 1999.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests. To date, the Company has no revenue and has an accumulated operating deficit of $5,377,562.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and Paso Rico Resources Ltd. ("Paso Rico"), together with those of Paso Rico's wholly-owned subsidiaries, Minera Santa Regina, S.A. de C.V., Compania Minera Real de las Lomas, S.A. de C.V. and Paso Rico (USA), Inc. The Company is in the process of winding down the two Mexican companies.

Use of estimates
The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Mineral properties and deferred exploration costs
The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are allowed to lapse or are abandoned.

Cost includes the cash consideration and the fair market value of shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of a property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009, 2008 and 2007
(Expressed in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Foreign currency translation
The Company's reporting currency is the US Dollar. The Company's Canadian operations are considered to be integrated with foreign currency transactions translated into US Dollars as follows:

- monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;
- other assets and liabilities at the applicable historical exchange rates;
- revenues and expenses at the average rates of exchange for the period, and;
- gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

Cash and cash equivalents
Provided that the instruments are readily convertible at the balance sheet date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts which exceed federally insured limits. At June 30, 2009, the Company had its cash and cash equivalents with one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents and holds no asset backed commercial paper.

Amortization
The Company provides for amortization on its computer equipment at 55%, and software at 100%, declining balance (one-half of the rate is taken in the year of acquisition and disposition).

Income taxes
The Company accounts for and measures future tax assets and liabilities in accordance with the liability method, where future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

Loss per share
The loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is not presented as the effect on the basic loss per share would be anti-dilutive.

Stock-based compensation
The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is initially credited to contributed surplus and subsequently transferred to share capital if and when the related options are exercised. Cash received on the exercise of stock options is also credited to share capital.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued**

Asset retirement obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and asset is depreciated over the estimated remaining useful life of the asset. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting form revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

Comparative figures
Certain of the prior year's figures have been reclassified to conform with the current year's financial statement presentation.

Changes in accounting policies
On July 1, 2008, the Company adopted the following recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook. There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

a) Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (Note 12).

b) Section 3863 – Financial Instruments – Presentation, which enhances financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows (Note 12).

c) Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity's capital and how it is managed (Note 13). Under this standard, the Company is required to disclose the following:

    • qualitative information about its objectives, policies and processes for managing capital;
    • summary quantitative data about what it manages as capital;
    • whether during the period it complied with any externally imposed capital requirements to which it is subject; and
    • when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

d) Section 1400 – General Standards of Financial Statement Presentation, which include requirements for management to assess and disclose an entity's ability to continue as a going concern (Note 1).

(Expressed in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

New accounting standards

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2009. The Company will adopt the requirements on the date specified for each respective section the impact of these standards on the consolidated financial statements, as outlined below.

a) Section 3064 –- Goodwill and Intangible Assets

This new standard replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009. The Company believes that adoption of this section will result in no material changes to the results of operations or financial position of the Company.

b) Section 1582 –- Business combinations, Section 1601 consolidated financial statements and Section 1602 non-controlling interests

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

c) Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The accounting treatments provided in EIC-173 have been applied in the preparation of these financial statements and as required have been applied retrospectively without restatement of prior periods. The adoption of this standard will not have a material impact on the valuation of financial assets or liabilities.

d) Mining Exploration Costs

In March 2009 the CICA issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and will not have an impact on the valuation of exploration assets.

(Expressed in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

International Financial Reporting Standards ("IFRS")
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company's reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely and accurate conversion.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves. A summary of current property interests is as follows:

Bear Lodge Property
The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims known as the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold ("Freeport") by way of a "Mineral Lease and Option for Deed". Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On March 31, 2009, the Company re-purchased the NSR for $50,000, $27,000 of which was assigned to Newmont. Paso Rico (USA), Inc. also owns a portion of the claim group outright and these claims are not subject to the NSR.

The property comprises 90 federal unpatented mineral claims and a 640-acre Wyoming state lease for a total of approximately 2,100 acres. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company's Bear Lodge, Wyoming property ("Venture"). Under the agreement, Newmont has the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration by 2011.

Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study. If the Company's interest is reduced to 20%, the Company shall have a financing option by which it may elect for Newmont to carry the Company's share of Venture expenditures, without further dilution to the Company, until commencement of mining on the property. The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company's portion of the proceeds from production.

(Expressed in US Dollars)

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS, Continued

Bear Lodge Property, Continued

Newmont staked an additional 116 Federal lode mineral claims, which are included as part of the Venture's property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

Newmont is the operator of the gold-exploration program. The Company will continue to operate its own rare-earth-element exploration program; however, if the two exploration programs conflict, the Venture, under Newmont, may choose to operate both programs. The Company is advancing the exploration and evaluation of the rare-earth mineralization on the Bear Lodge property.

All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management. These fees are now paid by Newmont as long as the Newmont agreement remains in effect.

Kipawa Property

In April 2006, the Company acquired the property by staking 26 claims, totaling approximately 1,531 hectares. The property is located in Quebec, 90 km north of North Bay, Ontario. The Company wrote off $4,841 in fiscal 2007 upon making an agreement to sell the property. On October 12, 2007, the Company sold the property for its residual carrying amount of $1,500 CDN ($1,416).

4. EQUIPMENT

	2009	2008
Computer equipment	$ 4,962	$ 4,962
Software	1,338	1,338
Accumulated amortization	(4,428)	(2,033)
Net book value	**$ 1,872**	**$ 4,267**

5. INVESTMENT

In fiscal 2008, the Company sold to Almaden Minerals Ltd. ("Almaden") its 2% NSR royalty on a Mexican property which has been previously written off by the Company. The NSR was sold for $20,000 and 25,000 Almaden warrants exercisable at a price of $3.00 CDN until March 20, 2010. A fair value of $15,083 was assigned to these warrants and was estimated using the Black-Scholes Option Pricing Model based on the following assumptions: A risk free interest rate of 3.98%, a volatility rate of 52.42%, and an expected time to exercise of 3 years.

The Company wrote off the estimated value of $15,083 of the 25,000 Almaden warrants as of June 30, 2009.

Almaden has an officer in common with the Company.

(Expressed in US Dollars)

6. RECLAMATION BOND

The Company was required to post a reclamation bond which covers the cost to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to cover the exploration program. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed.

In August 2006, an additional bond of $10,000 was set up in the name of Paso Rico (USA), Inc., but it was paid by Newmont. This bond covers Newmont's gold-exploration reclamation work and is not included in these financial statements. It will revert to Newmont if and when Newmont completes its reclamation.

In August 2009, an additional bond of $100,000 was set up in the name of Paso Rico (USA), Inc., for the benefit of Rare Element Resources, The bond covers the Company's rare-earth exploration reclamation work.

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a. Authorized – unlimited number of common shares without par value.

b. Issued

(i) On November 5, 2007, the Company completed a non-brokered private placement for $1,075,000 CDN. The offering consisted of 1,075,000 units at $1.00 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant was exercisable into a common share of the Company at $1.35 CDN until May 5, 2009. The fair value of $337,114 was assigned to the warrants using Black-Scholes. The assumptions used were a risk-free interest rate of 3.76%, an expected life of 1.66 year, annualized volatility of 88%, and a dividend rate of 0%. These warrants expired in fiscal 2009. A total of $15,516 was included in share issue costs.

(ii) In fiscal 2008, 700,847 warrants were exercised at $0.75 CDN per share for proceeds of $520,810.

(iii) In fiscal 2008, a total of 386,500 options at prices ranging from $0.25 CDN to $0.55 CDN were exercised for proceeds of $160,092. A fair value of $122,432 was recognized on these exercised options.

(iv) On May 27, 2009, the Company completed a non-brokered private placement for $1,500,000 CDN. The offering consisted of 2,000,000 units at $0.75 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $1.00 CDN until November 27, 2010. The fair value of $290,328 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%. A total of $10,779 was included in share issue costs.

(v) In fiscal year 2009, a total of 398,000 options at prices ranging from $0.25 CDN to $0.58 CDN were exercised for proceeds of $140,950. A fair value of $94,492 was recognized on these exercised options.

(Expressed in US Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

c. Stock Options

The following table summarizes the Company's stock option activity:

	Number of Options	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2007	2,082,500	0.42
Granted	850,000	1.02
Exercised	(386,500)	0.42
Outstanding, June 30, 2008	2,546,000	0.62
Granted	1,400,000	0.58
Exercised	(398,000)	0.40
Expired	(750,000)	0.35
Outstanding, June 30, 2009	2,798,000	0.71

At June 30, 2009, the following options were outstanding:

Expiry Date	Number of Options	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
April 28, 2011 (a)	290,000	0.55	1.83
January 10, 2012 (b)	260,000	0.55	2.53
September 1, 2012	350,000	1.00	3.18
October 12, 2012	350,000	1.00	3.29
October 15, 2012	25,000	1.00	3.30
November 17, 2012 (c)	50,000	1.15	3.39
February 19, 2013	75,000	1.15	3.64
January 27, 2014 (d)	1,398,000	0.58	4.58
	2,798,000		

(a) Subsequent to the year end, 140,000 of these options were exercised.
(b) Subsequent to the year end, 60,000 of these options were exercised.
(c) Subsequent to the year end, 50,000 of these options were exercised.
(d) Subsequent to the year end, 172,000 of these options were exercised.

(Expressed in US Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

d. Warrants

The following table summarizes the Company's warrant activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2007	704,183	0.75
Granted	537,500	1.35
Exercised	(700,847)	0.75
Expired	(3,336)	0.75
Outstanding, June 30, 2008	537,500	1.35
Granted	1,000,000	1.00
Expired	(537,500)	1.35
Outstanding, June 30, 2009	1,000,000	1.00

At June 30, 2009, the following warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
November 27, 2010 (a)	1,000,000	1.00	1.41

(a) Subsequent to the year end, 10,000 of these warrants were exercised.

e. Stock-based compensation

The fair value of stock options and warrants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007
Risk-free interest rate	1.27 – 2.03%	3.03 – 4.29%	4.08%
Annualized volatility	92 - 108%	86 – 89%	88%
Expected dividend yield	Nil	Nil	Nil
Expected option life in years	1.5 - 5 years	5 years	4 years

The weighted average fair value per option granted during the year ended June 30, 2009 was $0.58 (2008 – $0.27). During the years ended June 30, 2009, 2008, and 2007, the Company respectively recognized $428,350, $423,891 and $240,142 of stock-based compensation expense for options granted to directors, officers, and consultants.

The warrants attached to the May 2009 private placement (Note 7b(iv)) were valued at $290,328 based upon the average of the pro-rata method and the Black Scholes option pricing model.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect fair value estimates and, therefore, it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock-option grants.

(Expressed in US Dollars)

8. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2009:

a) $Nil (2008 - $55,861; 2007 – $74,238) was charged for management fees by a private company controlled by the former president.

b) $103,456 (2008 - $69,017; 2007 - $Nil) was charged for management fees by an officer and director of the Company. As at June 30, 2009, $Nil (2008 - $8,500) was owed to the officer.

c) $114,286 (2008 - $101,938; 2007 - $95,186) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent. As at June 30, 2009, $9,769 (2008 - $6,757) was owed to this private company.

Related party transactions were in the normal course of operations and are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

9. INCOME TAXES

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2009	2008
Loss for the year	$ (1,254,187)	$ (853,866)
Expected income tax recovery	(390,403)	(268,714)
Effect of foreign tax rate differences	(2,222)	(121)
Non-deductible expenses	200,277	122,998
Unrecognized benefit of non-capital losses	192,348	145,837
Total income tax recovery	$ -	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	2009	2008
Future income tax assets (liabilities):		
Non-capital loss carry forwards	$ 680,270	$ 479,399
Equipment	1,151	-
Cumulative Eligible Property	907	-
Share Issue Costs	4,421	-
Resources expense – USA	(64,444)	-
Resource expenses – Canada	1,627	(687)
Future income tax assets	623,932	478,712
Valuation allowance	(623,932)	(478,712)
Net future income tax assets	$ -	$ -

(Expressed in US Dollars)

9. INCOME TAXES, Continued

The following is a schedule of the Company's aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2009 and 2029 as follows:

Year of Expiration	Non-Capital Loss
	CDN$
2009	37,007
2010	50,628
2014	251,425
2015	206,028
2026	461,482
2027	558,660
2028	521,005
2029	561,706
	$ 2,647,941

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

The following is a schedule of the Company's aggregate non-capital losses available to reduce taxable income in the United States in future years, expiring between 2014 and 2024 as follows:

Year of Expiration	Non-Capital Loss
2014	84
2015	64,995
2016	87,060
2017	34,832
2018	22,351
2019	14,952
2020	15,091
2021	37,806
2022	23,795
2023	84,953
2024	158,905
	$ 544,824

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

(Expressed in US Dollars)

10. COMMITMENTS AND CONTINGENCIES

Potential environmental contingency

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

11. SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at June 30, 2009			
Assets	$ 2,414,190	$ 1,620,029	$ 4,034,219
As at June 30, 2008			
Assets	$ 2,349,793	$ 1,044,432	$ 3,394,225

	Canada	United States	Total
For the year ended June 30, 2009			
Loss for the year	$ 1,239,377	$ 14,810	$ 1,254,187
Capital expenditures	$ -	$ 581,012	$ 581,012
For the year ended June 30, 2008			
Loss for the year	$ 853,062	$ 804	$ 853,866
Capital expenditures	$ 5,711	$ 256,618	$ 262,329
For the year ended June 30, 2007			
Loss for the year	$ 751,106	$ 390	$ 751,496
Capital expenditures	$ 864	$ 159,750	$ 160,614

12. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's financial instruments typically consist of cash, short term investments, amounts receivable, investments in shares or warrants and accounts payable and accrued liabilities.

Cash equivalents, temporary investments and investments in shares and warrants of public companies have been classified as held for trading and are re-valued to market at each period end. Unrealized gains and losses on re-valuation are recorded in operations.

Amounts receivable are classified as loans and receivables and are carried at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities and are carried at amortized cost. These instruments have fair values which approximate their cost due to their short-term nature.

The Company's operations consist of the acquisition and exploration of mineral resource properties in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i) Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

(ii) Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Derivative financial instruments

As at June 30, 2009, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c) Interest rate risk

The Company's interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company's exposure to interest rate is very low as the Company has limited short term investments.

12. FINANCIAL INSTRUMENTS, Continued,

    d) Currency risk

        The Company's property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

        A one cent change in the US/CDN dollar currency rate would affect the Company's estimated one-year exploration expenditures by $15,000.

        The Company does not invest in derivatives to mitigate these risks.

    e) Interest rate risk

        The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

        A one percent change in interest rates changes the results of operations by $6,000.

13. MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 7). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through fiscal 2010.

(Expressed in US Dollars)

14. SUBSEQUENT EVENTS

a. On July 24, 2009, the Company completed a $1,800,000 CDN financing consisting of 1,200,000 units at a price of $1.50 CDN per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share for a period of 18 months from the closing date at a price of $2.10 CDN.

b. On August 11, 2009, another $100,000 reclamation bond was set up in the name of Paso Rico (USA) Inc. and was transferred to the Wyoming Department of Environmental Quality.

c. Subsequent to the year end, 422,000 options were exercised for gross proceeds of $267,260 CDN. On July 20, 2009, 200,000 options were granted to an advisor of the Company with an exercise price of $2.09 CDN expiring July 20, 2014. On October 2, 2009, another 30,000 options were granted to an advisor of the Company with an exercise price of $4.49 CDN expiring October 2, 2014. On October 14, 2009, 10,000 warrants were exercised for gross proceeds of $10,000 CDN.

d. On September 21, 2009, the Company completed a $3,000,000 CDN financing consisting of 1,000,000 units. Each unit was priced at $3.00 CDN and consists of one common share and one common share purchase warrant. Each full warrant will allow the holder to purchase one additional common share for a period of 18 months from the closing date for additional consideration of $4.25 CDN. There were no insiders participating in this offering and no commission was paid.

e. On October 5, 2009, the Company announced the signing of a letter of intent to acquire 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for payment of 300,000 common shares and a 3% Net Smelter Returns ("NSR") royalty. The letter of intent calls for a due diligence period, which is currently underway, prior to the signing of a formal purchase agreement. The common shares will be issued as to 75,000 at closing and three additional 75,000 tranches at six month intervals thereafter. The Company has the right to buy 50% of the 3% NSR for $1.5 million and has also agreed to pay a finder's fee of 20,000 common shares to two parties for this acquisition. The acquisition is subject to various conditions including the approval of the respective Boards of Directors and the consent of regulatory authorities.

(Expressed in US Dollars)

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact consolidated financial statement line items, are described below.

Mineral property costs
Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral exploration expenditures are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

	2009	2008	2007
a) Assets			
Mineral property costs under Canadian GAAP	$ 1,609,496	$ 1,019,349	$ 764,147
Less deferred costs expensed under U.S. GAAP	(1,609,496)	(1,019,349)	(764,147)
Mineral property costs under U.S. GAAP	$ -	$ -	$ -
b) Deficit			
Closing deficit under Canadian GAAP	$ (5,377,562)	$ (4,123,375)	$ (3,269,509)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(1,609,496)	(1,019,349)	(764,147)
Closing deficit under U.S. GAAP	$ (6,987,058)	$ (5,142,724)	$ (4,033,656)
c) Net Loss			
Net loss under Canadian GAAP	$ (1,254,187)	$ (853,866)	$ (751,496)
Mineral property costs expensed under U.S.GAAP	(590,147)	(256,618)	(160,132)
Net loss under U.S. GAAP	$ (1,844,334)	$ (1,110,484)	$ (911,628)
d) Basic and Diluted Loss Per Share - U.S. GAAP	$ (0.08)	$ (0.05)	$ (0.04)
e) Cash flows – Operating activities			
Cash used in operating activities – Canadian GAAP	$ (810,846)	$ (368,250)	$ (576,417)
Loss under Canadian GAAP	1,254,187	853,866	751,496
Loss under U.S. GAAP	(1,844,334)	(1,110,484)	(911,628)
Cash used in operating activities – U.S. GAAP	$ (1,400,993)	$ (624,868)	$ (736,549)
f) Cash flows - Investing Activities			
Cash used in investing activities - Canadian GAAP	$ (581,012)	$ (262,329)	$ (160,614)
Mineral property costs expensed under U.S. GAAP	581,012	256,618	160,132
Cash used in investing activities - U.S. GAAP	$ -	$ (5,711)	$ (482)

(Expressed in US Dollars)

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

Recent United States Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." This statement improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require the ownership interests in subsidiaries held by parties other than the parent and the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently; when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value; and entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 affects those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133." This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS No. 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company is currently evaluating the disclosure implications of this statement.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial

Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The board believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditors) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the SEC's approval of Public Company Oversight Board, or PCAOB, Auditing Standards No. 6, "Evaluating Consistency of Financial Statements (AS/6)." The adoption of SFAS No. 162 is not expected to have a material impact on the Company's financial position.

15.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

Recent United States Accounting Pronouncements, Continued

In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60." Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under FASB Statement No. 60, "Accounting and Reporting by Insurance Enterprises." This results in inconsistencies in the recognition and measurement of claim liabilities. This statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the statement will improve the quality of information provided to users of financial statements. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of SFAS No. 163 is not expected to have a material impact on the Company's financial position.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009

(Unaudited)

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392
www.rareelementresources.com

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
CONSOLIDATED BALANCE SHEETS
(Expressed in US Dollars)

	September 30, 2009		June 30, 2009	
	(Unaudited)		(Audited)	
ASSETS				
CURRENT				
Cash and cash equivalents	$	6,330,514	$	2,334,145
Accounts receivable		89,520		50,195
Prepaid expenses		70,210		27,978
		6,490,244		2,412,318
Equipment (Note 4)		10,682		1,872
Mineral properties and deferred exploration costs (Note 3)		2,096,245		1,609,496
Reclamation bond (Note 5)		110,533		10,533
	$	8,707,704	$	4,034,219
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	290,613	$	56,692
Due to related parties (Note 7)		43,399		9,769
		334,012		66,461
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 6)		11,034,225		7,841,832
WARRANTS (Note 6)		2,070,983		627,442
CONTRIBUTED SURPLUS (Note 6)		871,524		876,046
DEFICIT		(5,603,040)		(5,377,562)
		8,373,692		3,967,758
	$	8,707,704	$	4,034,219

NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 8)
SUBSEQUENT EVENTS (Note 13)

APPROVED BY THE BOARD OF DIRECTORS:

"Donald E. Ranta"	*"Mark T. Brown"*
Donald E. Ranta	**Mark T. Brown**

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED SEPTEMBER 30
(Expressed in US Dollars)
(Unaudited)

	2009	2008
EXPENSES		
Audit and legal	$ 9,311	$ 576
Accounting and administration (Note 7)	38,690	21,408
Amortization	935	806
Bank charges	903	626
Corporate development	56,958	-
Foreign exchange loss (gain)	(126,646)	53,400
Investor relations and shareholders' communication	72,850	51,780
Management fees (Note 7)	39,003	25,681
Office and miscellaneous	13,090	7,723
Rent (Note 7)	2,048	1,684
Stock-based compensation	112,670	81,817
Transfer and listing fees	3,425	958
Travel	11,211	19,955
	(234,448)	(266,414)
OTHER ITEMS		
Interest income	8,970	8,898
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ (225,478)	$ (257,516)
LOSS PER SHARE – BASIC AND DILUTED	$ (0.01)	$ (0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	27,432,388	23,866,736

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Expressed in US Dollars)

Issued and outstanding:	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit	Total Shareholders' Equity
BALANCE AS AT JUNE 30, 2008	23,866,736	$ 6,574,447	$ 337,114	$ 542,188	$ (4,123,375)	$ 3,330,374
Issued for cash:						
Private placement (Note 6b(i))	2,000,000	1,042,722	290,328	-	-	1,333,050
Exercise of options (Note 6b(ii))	398,000	235,442	-	(94,492)	-	140,950
Share issue costs (Note 6b(i))	-	(10,779)	-	-	-	(10,779)
Stock-based compensation (Note 6e)	-	-	-	428,350	-	428,350
Net loss for the year	-	-	-	-	(1,254,187)	(1,254,187)
BALANCE AS AT JUNE 30, 2009	26,264,736	7,841,832	627,442	876,046	(5,377,562)	3,967,758
Issued for cash:						
Private placements (Notes 6b(iii) & (iv))	2,200,000	2,980,919	1,443,541	-	-	4,424,460
Exercise of options (Note 6b(v))	269,000	255,128	-	(117,192)	-	137,936
Share issue costs (Notes 6b(iii) & (iv))	-	(43,654)	-	-	-	(43,654)
Stock-based compensation (Note 6e)	-	-	-	112,670	-	112,670
Net loss for the period	-	-	-	-	(225,478)	(225,478)
BALANCE AS AT SEPTEMBER 30, 2009	28,733,736	$ 11,034,225	$ 2,070,983	$ 871,524	$ (5,603,040)	$ 8,373,692

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE MONTHS ENDED SEPTEMBER 30
(Expressed in US Dollars)
(Unaudited)

	2009	2008
CASH PROVIDED BY (USED IN) OPERATIONS		
Net loss for the period	$ (225,478)	$ (257,516)
Items not involving cash:		
Amortization	935	806
Stock-based compensation	112,670	81,817
Interest income accrued	(5,369)	-
	(117,242)	(174,893)
Changes in non-cash working-capital items:		
Accounts receivable	(33,956)	6,347
Prepaid expenses	(42,232)	(31,370)
Accounts payable and accrued liabilities	31,178	51,875
Due to related parties	33,630	1,726
	(128,622)	(146,315)
INVESTING ACTIVITIES		
Deferred exploration costs	(284,006)	(245,690)
Purchase of equipment	(9,745)	-
Reclamation bond	(100,000)	-
	(393,751)	(245,690)
FINANCING ACTIVITIES		
Cash received for common shares	4,562,396	-
Share issue costs	(43,654)	-
	4,518,742	-
INCREASE IN CASH AND CASH EQUIVALENTS	3,996,369	(392,005)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	2,334,145	2,271,917
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 6,330,514	$ 1,879,912
Cash and cash equivalents consist of:		
Cash	5,777,854	434,512
GIC Investments	552,660	1,445,400
	$ 6,330,514	$ 1,879,912

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)

CUMULATIVE SCHEDULE OF MINERAL PROPERTY COSTS

(Expressed in US Dollars)

	Balance June 30, 2008	Expenditures for the year	Balance June 30, 2009	Expenditures for the period	Balance September 30, 2009
	(Audited)		(Audited)		(Unaudited)
Bear Lodge Property					
Property acquisition costs	$ 17,721	$ 23,000	$ 40,721	$ -	$ 40,721
Exploration expenditures					
Assays	13,374	16,573	29,947	24,224	54,171
Assessments and taxes	20,104	-	20,104	-	20,104
Drilling	459,960	274,712	734,672	227,291	961,963
Engineering consulting	-	-	-	17,230	17,230
Environmental costs	-	-	-	5,001	5,001
Geochemistry	-	-	-	18,820	18,820
Geological consulting	227,482	211,277	438,759	131,410	570,169
Geophysical	300	-	300	-	300
Metallurgical testing	93,530	61,500	155,030	43,141	198,171
Overhead expenses	10,839	2,685	13,524	6,458	19,982
Resource estimation	-	-	-	4,951	4,951
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	2,980	37,318
Travel expenses	24,018	400	24,418	5,243	29,661
Wages	99,734	-	99,734	-	99,734
Total exploration expenditures on Bear Lodge property	$ 1,019,349	$ 590,147	$ 1,609,496	$ 486,749	$ 2,096,245

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

1. **NATURE OF OPERATIONS**

Rare Element Resources Ltd. ("Rare Element" or "the Company") was incorporated under the laws of the Province of British Columbia on June 3, 1999.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests. To date, the Company has no revenue and has an accumulated operating deficit of $5,603,040.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Interim financial statements
These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the annual financial statements. These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

Basis of presentation and principles of consolidation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and Paso Rico Resources Ltd. ("Paso Rico"), together with those of Paso Rico's wholly-owned subsidiaries, Minera Santa Regina, S.A. de C.V., Compania Minera Real de las Lomas, S.A. de C.V. and Paso Rico (USA), Inc. The Company is in the process of winding down the two Mexican companies.

Use of estimates
The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Foreign currency translation
The Company's reporting currency is the US Dollar. The Company's Canadian operations are considered to be integrated with foreign currency transactions translated into US Dollars as follows:

- monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;
- other assets and liabilities at the applicable historical exchange rates;
- revenues and expenses at the average rates of exchange for the period, and;
- gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Mineral properties and deferred exploration costs
The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are allowed to lapse or are abandoned.

Cost includes the cash consideration and the fair market value of shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of a property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Cash and cash equivalents
Provided that the instruments are readily convertible at the balance sheet date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts which exceed federally insured limits. At September 30, 2009, the Company had its cash and cash equivalents with one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents and holds no asset backed commercial paper.

Amortization
The Company provides for amortization on its computer equipment at 55% and drilling equipment at 30% declining balance (one-half of the rate is taken in the year of acquisition and disposition).

Income taxes
The Company accounts for and measures future tax assets and liabilities in accordance with the liability method, where future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Loss per share

The loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is not presented as the effect on the basic loss per share would be anti-dilutive.

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is initially credited to contributed surplus and subsequently transferred to share capital if and when the related options are exercised. Cash received on the exercise of stock options is also credited to share capital.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and asset is depreciated over the estimated remaining useful life of the asset. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting form revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

New accounting pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a) Business combinations, consolidated financial statements and non-controlling interests
CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b) Impaired loans
In August 2009, the CICA amended Section 3025, Impaired loans. This Section has been amended to conform the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this section. These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have an impact on the Company's financial position or results of operations.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

New accounting pronouncements, Continued

c) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company's results of operations or its financial position.

d) Equity

In August 2009, as a result of issuing Section 1602, Non-Controlling Interests, the CICA amended Section 3251, Equity. The amendments apply only to entities that have adopted Section 1602.

e) Financial instruments-recognition and measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this sSection has been amended to:

- change the categories into which a debt instrument is required or permitted to be classified;
- change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired loans, Section 3025; and
- require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have a material impact on the Company's financial condition or operation results.

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company's reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely and accurate conversion.

Comparative figures
Certain of the prior period's figures have been reclassified to conform with the current period's financial statement presentation.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

3. **MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS**

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves. A summary of current property interests is as follows:

Bear Lodge Property
The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims known as the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold ("Freeport") by way of a "Mineral Lease and Option for Deed". Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On March 31, 2009, the Company re-purchased the NSR for $50,000, $27,000 of which was assigned to Newmont. Paso Rico (USA), Inc. also owns a portion of the claim group outright and these claims are not subject to the NSR.

The property comprises 90 federal unpatented mineral claims and a 640-acre Wyoming state lease for a total of approximately 2,100 acres. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company's Bear Lodge, Wyoming property ("Venture"). Under the agreement, Newmont has the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration by 2011.

Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study. If the Company's interest is reduced to 20%, the Company shall have a financing option by which it may elect for Newmont to carry the Company's share of Venture expenditures, without further dilution to the Company, until commencement of mining on the property. The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company's portion of the proceeds from production.

Newmont staked an additional 116 Federal lode mineral claims, which are included as part of the Venture's property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

Newmont is the operator of the gold-exploration program. The Company will continue to operate its own rare-earth-element exploration program; however, if the two exploration programs conflict, the Venture, under Newmont, may choose to operate both programs. The Company is advancing the exploration and evaluation of the rare-earth mineralization on the Bear Lodge property.

All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management. These fees are now paid by Newmont as long as the Newmont agreement remains in effect.

4. **EQUIPMENT**

	September 30, 2009	June 30, 2009
Computer equipment	$ 4,962	$ 4,962
Drilling equipment	9,745	-
Accumulated amortization	(4,025)	(3,090)
Net book value	**$ 10,682**	**$ 1,872**

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

5. RECLAMATION BOND

The Company was required to post a reclamation bond which covers the cost to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to cover the exploration program. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed. The interest of $533 was accrued on this bond as of September 30, 2009.

In August 2006, an additional bond of $10,000 was set up in the name of Paso Rico (USA), Inc., but it was paid by Newmont. This bond covers Newmont's gold-exploration reclamation work and is not included in these financial statements. It will revert to Newmont if and when Newmont completes its reclamation.

In August 2009, an additional bond of $100,000 was set up in the name of Paso Rico (USA), Inc., for the benefit of the Company and covers the Company's rare-earth exploration reclamation work.

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a.   **Authorized** – unlimited number of common shares without par value.

b.   **Issued**

   i)   On May 27, 2009, the Company completed a non-brokered private placement for $1,500,000 CDN. The offering consisted of 2,000,000 units at $0.75 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $1.00 CDN until November 27, 2010. The fair value of $290,328 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%. A total of $10,779 was included in share issue costs.

   ii) In fiscal year 2009, a total of 398,000 options at prices ranging from $0.25 CDN to $0.58 CDN were exercised for proceeds of $140,950. A fair value of $94,492 was recognized on these exercised options.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

6. **SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued**

    iii)   On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. The fair value of $401,088 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.33%, an expected life of 1.5 year, annualized volatility of 132%, and a dividend rate of 0%. A total of $17,070 was included in share issue costs.

    (iv)   On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. The fair value of $1,042,453 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.28%, an expected life of 1.5 year, annualized volatility of 137%, and a dividend rate of 0%. A total of $26,584 was included in share issue costs.

    (v)   During the three months ended September 30, 2009, a total of 269,000 options at prices ranging from $0.55 CDN to $0.58 CDN were exercised for proceeds of $137,936. A fair value of $117,192 was recognized on these exercised options.

c. **Stock Options**

The following table summarizes the Company's stock option activity:

	Number of Options	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	2,546,000	0.62
Granted	1,400,000	0.58
Exercised	(398,000)	0.40
Expired	(750,000)	0.35
Outstanding, June 30, 2009	2,798,000	0.71
Granted	200,000	2.09
Exercised	(269,000)	0.56
Outstanding, September 30, 2009	2,729,000	0.82

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

At September 30, 2009, the following options were outstanding:

Expiry Date	Number of Options	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
April 28, 2011	150,000	0.55	1.58
January 10, 2012 *	250,000	0.55	2.28
September 1, 2012	350,000	1.00	2.92
October 12, 2012	350,000	1.00	3.04
October 15, 2012	25,000	1.00	3.04
November 17, 2012 **	50,000	1.15	3.13
February 19, 2013	75,000	1.15	3.39
January 27, 2014 ***	1,279,000	0.58	4.33
July 20, 2014	200,000	2.09	4.82
	2,729,000	0.82	3.62

*   Subsequently, 50,000 of these options were exercised.
**   Subsequently, 50,000 of these options were exercised.
***   Subsequently, 53,000 of these options were exercised.

d.   Warrants

The following table summarizes the Company's warrant activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	537,500	1.35
Granted	1,000,000	1.00
Expired	(537,500)	1.35
Outstanding, June 30, 2009	1,000,000	1.00
Granted	1,600,000	3.44
Outstanding, September 30, 2009	2,600,000	2.50

At September 30, 2009, the following warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
November 27, 2010*	1,000,000	1.00	1.16
January 24, 2011	600,000	2.10	1.32
March 21, 2011	1,000,000	4.25	1.47
	2,600,000	2.50	1.32

* Subsequently, 25,000 of these warrants were exercised.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

e. Stock-based compensation

The fair value of stock options and warrants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008
Risk-free interest rate	1.27 – 2.03%	1.27 – 2.03%
Annualized volatility	108 -137%	92 - 108%
Expected dividend yield	Nil	Nil
Expected option life in years	1.5 – 5 years	1.5 - 5 years

During the three months ended September 30, 2009, the Company recognized $112,670 (2008 - $81,817) of stock-based compensation expense for options granted to directors, officers, and consultants.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect fair value estimates and, therefore, it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock-option grants.

7. RELATED PARTY TRANSACTIONS

During the three months ended September 30, 2009:

a) $39,003 (2008 - $25,681) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at September 30, 2009, $15,110 (June 30, 2009 - $Nil) was owed to the officer.

b) $40,738 (2008 - $23,092) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent. As at September 30, 2009, $28,289 (June 30, 2009 - $9,769) was owed to this private company.

Related party transactions were in the normal course of operations and are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

8. COMMITMENTS AND CONTINGENCIES

Potential environmental contingency
The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

9. SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at September 30, 2009			
Assets	$ 6,500,926	$ 2,206,778	$ 8,707,704
As at June 30, 2009			
Assets	$ 2,414,190	$ 1,620,029	$ 4,034,219

	Canada	United States	Total
For the three months ended September 30, 2009			
Loss for the period	$ 225,208	$ 270	$ 225,478
Capital expenditures	$ -	$ 393,751	$ 393,751
For the three months ended September 30, 2008			
Loss for the period	$ 257,256	$ 260	$ 257,516
Capital expenditures	$ -	$ 245,690	$ 245,690

10. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's financial instruments typically consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.

Cash equivalents and temporary investments have been classified as held for trading and are re-valued to market at each period end. Unrealized gains and losses on re-valuation are recorded in operations.

Accounts receivable are classified as loans and receivables and are carried at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities and are carried at amortized cost. These instruments have fair values which approximate their cost due to their short-term nature.

The Company's operations consist of the acquisition and exploration of mineral resource properties in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

10. FINANCIAL INSTRUMENTS AND RELATED RISKS, Continued,

a) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i) Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

(ii) Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Derivative financial instruments

As at September 30, 2009, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c) Interest rate risk

The Company's interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company's exposure to interest rate is very low as the Company has limited short term investments.

d) Currency risk

The Company's property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company's estimated one-year exploration expenditures by $15,000.

The Company does not invest in derivatives to mitigate these risks.

e) Interest rate risk

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $6,000.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

11.   MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 6). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through fiscal 2010.

12.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact consolidated financial statement line items, are described below.

Mineral property costs
Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral exploration expenditures are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued,

	September 30, 2009	June 30, 2009
a) Assets		
Mineral property costs under Canadian GAAP	$ 2,096,245	$ 1,609,496
Less deferred costs expensed under U.S. GAAP	(2,096,245)	(1,609,496)
Mineral property costs under U.S. GAAP	$ -	$ -
b) Deficit		
Closing deficit under Canadian GAAP	$ (5,603,040)	$ (5,377,562)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(2,096,245)	(1,609,496)
Closing deficit under U.S. GAAP	$ (7,699,285)	$ (6,987,058)
c) Net Loss		
Net loss under Canadian GAAP	$ (225,478)	$ (1,254,187)
Mineral property costs expensed under U.S.GAAP	(486,749)	(590,147)
Net loss under U.S. GAAP	$ (712,227)	$ (1,844,334)
d) Basic and Diluted Loss Per Share - U.S. GAAP	$ (0.03)	$ (0.08)
e) Cash flows – Operating activities		
Cash used in operating activities – Canadian GAAP	$ (128,622)	$ (810,846)
Loss under Canadian GAAP	225,478	1,254,187
Loss under U.S. GAAP	(712,227)	(1,844,334)
Non-cash exploration costs expensed under U.S.GAAP	202,743	-
Cash used in operating activities – U.S. GAAP	$ (412,628)	$ (1,400,993)
f) Cash flows - Investing Activities		
Cash used in investing activities - Canadian GAAP	$ (393,751)	$ (581,012)
Mineral property costs expensed under U.S. GAAP	284,006	581,012
Cash used in investing activities - U.S. GAAP	$ (109,745)	$ -

RARE ELEMENT RESOURCES LTD.
(an exploration stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Expressed in US Dollars)
(Unaudited)

13.   SUBSEQUENT EVENTS

f.   On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for a payment of 300,000 common shares and a 3% Net Smelter Returns ("NSR") royalty with the underlying owner Strider Resources Limited. The common shares have trading restrictions over an 18-month period. The Company has the right to buy 50% of the 3% NSR for $1.5 million. Finder's fees of 20,000 common shares were issued to two parties for this acquisition.

g.   Subsequently, 153,000 options were exercised for gross proceeds of $115,740 CDN and 25,000 warrants were exercised for gross proceeds of $25,000 CDN.

h.   On October 2, 2009, 30,000 options were granted to an advisor of the Company with an exercise price of $4.49 CDN expiring October 2, 2014.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-FR and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. (SEC File Number – 000-53834)
Registrant

Dated: December 21, 2009   By /s/ Donald E. Ranta
                                    Donald E. Ranta, President/CEO/Director

Dated: December 21, 2009   By /s/ Winnie Wong
                                    Winnie Wong, Corporate Secretary

Exhibit 4.c

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT, dated as of October 30, 2009, is made

AMONG:

> **RARE ELEMENT RESOURCES LTD.** a company incorporated
> pursuant to the laws of British Columbia and having an office at
> 410-325 Howe Street, Vancouver, British Columbia;
>
> ("Rare Element");

AND:

> **VMS VENTURES INC.**, a company incorporated pursuant to the
> laws of British Columbia, and having an office at 301-260 West
> Esplanade, North Vancouver, British Columbia;
>
> ("VMS");

AND:

> **STRIDER RESOURCES LIMITED**, a company incorporated
> under the laws of _Manitoba_ and having
> _208 Lakeside Ave_, a mailing address at P.O. Box 144, Cranberry
> Portage, Manitoba;
>
> ("Strider");

AND:

> **DANIEL ZIEHLKE** having a mailing address at P.O. Box 144,
> Cranberry Portage, Manitoba;
>
> ("Ziehlke").

WHEREAS:

A.   VMS is the legal and beneficial owner of an undivided 100% interest in the eight mineral claims, all as more particularly described in Schedule "A" to this Agreement (referred to herein as the "**Mineral Claims**");

B.   VMS and Strider are parties to an agreement (the "**Option Agreement**") dated February 12, 2001, as amended September 19, 2003, September 15, 2005 and October 1, 2009 providing for the grant by Strider, to VMS, of an option (the "**Option**") to acquire a 100% legal and beneficial interest in the Mineral Claims, subject to a net smelter returns royalty in favour of Strider in the amount of 3.0% (the "**NSR**");

C.   VMS has exercised the Option and acquired a 100% interest in the Mineral Claims, subject to the NSR, and VMS now wishes to sell and transfer its interest in the Mineral Claims to Rare Element; and

D.   Rare Element wishes to purchase the Mineral Claims from VMS, subject to the NSR, in consideration for 300,000 of its common shares.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual conditions and agreements in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.   DEFINITIONS

For the purposes of this Agreement the following words and phrases shall have the following meanings:

(a)   "**Applicable Mining Regulatory Authorities**" means that mining regulatory authorities having jurisdiction in respect of the referenced matter;

(b)   "**Closing**" means the execution of the Transfer Documents and the payment of the Purchase Price as contemplated in this Agreement;

(c)   "**Closing Date**" means October 30, 2009 or such other date as agreed to by Rare Element and VMS;

(d)   "**Closing Deliverables**" means the documentation to be delivered at Closing, as indicated in section 6 hereof;

(e)   "**Gross Proceeds**" for any period means the revenue received by Rare Element in that period from the sale of ores and concentrates produced as a consequence of the operation of the Mineral Claims (exclusive of any treatment, refining or other charges deducted by the smelter or refiner to whom the ore or concentrate is shipped);

(f)   "**Hazardous Substance**" means any substance or material that is or becomes prohibited, controlled or regulated by any municipal, local or other level of government and any government agency, body, corporation, organization, department, official or authority responsible for administering or enforcing any law and includes any toxic substance, waste and dangerous goods;

(g)   "**Mineral Claims**" means the mineral claims identified in Schedule "A" hereto, and all other mining interests derived from any such claims. Any reference herein to any mineral claim comprised in the Mineral Claims includes any mineral leases or other interests into which such mineral claim may have been converted;

(h) **"Minerals"** shall mean raw ores, concentrates, precipitates, leach liquor, metals, ore and mineral materials of every kind and character and all other naturally-occurring products contained within the Mineral Claims which are sold by Rare Element to third parties (excluding only sand and gravel and other common non-metallic materials);

(i) **"Net Smelter Return"** means the net smelter return calculated per Schedule "B" hereto.

(j) **"Net Smelter Return Royalty"** means the royalty equal to 3.0% of the Net Smelter Return, payable in accordance with section 7 hereof;

(k) **"Person"** means any individual, partnership, company, corporation, unincorporated association, person, government or governmental agency, authority or entity howsoever designated or constituted;

(l) **"Purchase and Sale"** means the transaction that is the subject of this Agreement;

(m) **"Purchase Price"** means the purchase price for the Mineral Claims to be satisfied by the issuance of the Purchase Shares;

(n) **"Purchase Shares"** means the 300,000 common shares of Rare Element to be issued in consideration for the Purchase Price;

(o) **"Reporting Jurisdictions"** means the Provinces of British Columbia and Alberta;

(p) **"Transfer Documents"** means all the necessary documentation required in order to transfer legal title to the Mineral Claims from VMS/Strider to Rare Element and for Rare Element to purchase and acquire from VMS the Mineral Claims, free and clear of all encumbrances for the Purchase Price, under the terms and conditions set out in section 4 hereof; and

(q) **"TSXV"** means the TSX Venture Exchange.

2. REPRESENTATIONS AND WARRANTIES OF VMS AND STRIDER

2.1 VMS represents and warrants to Rare Element that:

(a) it is a valid and subsisting corporation duly incorporated and in good standing under the laws of its jurisdiction of incorporation;

(b) it has full power and authority to carry on its business, to enter into this Agreement and to carry out and perform all of its obligations and duties hereunder;

(c)   Ziehlke is the current registered owner of the Mineral Claims and holds such claims in trust for Strider, subject to VMS' legal and beneficial rights of ownership under the Option Agreement;

(d)   it has duly exercised the Option granted to it by Strider pursuant to the Option Agreement and it has a legal right to be the registered owner of the Mineral Claims;

(e)   it has duly obtained all corporate and regulatory authorizations for the execution, delivery and performance of this Agreement, except for the authorization to be granted by the Applicable Mining Regulatory Authorities to which section 5 refers;

(f)   this Agreement has been duly executed and delivered by it and is valid, binding and enforceable against VMS in accordance with its terms;

(g)   the Mineral Claims are free and clear of any liens and all encumbrances;

(h)   no Person has any proprietary interest in the Mineral Claims. No Person is entitled to any royalty or other payment in the nature of rent or royalty on any Minerals, metals or concentrates or any other such products removed or produced from the Mineral Claims other than Strider pursuant to the NSR;

(i)   there are no actual or pending proceedings for, and VMS is not aware of any basis for, the institution of any proceedings leading to the placing of VMS in bankruptcy or subject to any other laws governing the affairs of insolvent parties;

(j)   it has made available to Rare Element all material information in its possession or under its control relating to the Mineral Claims;

(k)   to the best of its knowledge, there are no legal, administrative, arbitration or other proceedings, claims or actions of any nature or investigation pending or threatened against or involving the Mineral Claims or which questions or challenges the validity of this Agreement or the Option Agreement or any action taken or to be taken by VMS pursuant to this Agreement;

(l)   to the best of its knowledge, since the date of the Option Agreement there has been no adverse claim or challenge against or to the ownership of or title to any part of the Mineral Claims and to the best of its knowledge, there is no basis for such adverse claim or challenge;

(m)   to the best of its knowledge, since the date of the Option Agreement, no claim has ever been asserted for losses of any kind as a direct or indirect result of the presence, or risk of presence, on or under, or the escape, seepage, leakage, spillage, discharge, emission or release, or risk of any of such situations, from the lands over which the Mineral Claims exist, of any Hazardous Substance;

(n)   to the best of its knowledge, since the date of the Option Agreement, neither VMS nor Strider have received notice of any breach, violation or default with respect to the Mineral Claims;

(o)   it does not have any information or knowledge of any facts pertaining to the Mineral Claims not disclosed to Rare Element, which if known to Rare Element might reasonably be expected to deter Rare Element from completing the transaction contemplated hereby; and

(p)   there is no Person acting or purporting to act at the request of VMS who is entitled to any brokerage or finder's fee in connection with the transactions contemplated herein.

2.2   The representations and warranties contained in section 2.1 are provided for the exclusive benefit of Rare Element and the correctness of each such representation and warranty is a condition upon which Rare Element is relying upon in entering into this Agreement. A breach of any one or more representations or warranties may be waived by Rare Element in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty and the representations and warranties contained in section 2.1 will survive the execution and delivery of this Agreement notwithstanding any independent investigations Rare Element may make. VMS agrees to indemnify and hold harmless Rare Element from all losses actually incurred by Rare Element in connection with a breach of any representation or warranty made by VMS and contained herein, provided that such representations and warranties shall only have a survival period that terminates one year following the execution of the Transfer Documents.

2.3   Strider represents and warrants to Rare Element that:

(a)   it is a valid and subsisting corporation duly incorporated and in good standing under the laws of its jurisdiction of incorporation;

(b)   it has full power and authority to carry on its business, to enter into this Agreement and to carry out and perform all of its obligations and duties hereunder;

(c)   Ziehlke is the current registered owner of the Mineral Claims and holds such claims in trust for Strider, subject to VMS' legal and beneficial rights of ownership under the Option Agreement;

(d)   Strider has full power and authority to own the Mineral Claims;

(e)   VMS has duly exercised the Option granted to it by Strider pursuant to the Option Agreement and VMS has a legal right to be the registered owner of the Mineral Claims;

(f)   it has duly obtained all corporate and regulatory authorizations for the execution, delivery and performance of this Agreement, except for the authorization to be granted by the Applicable Mining Regulatory Authorities to which section 5 refers;

(g) this Agreement has been duly executed and delivered by it and is valid, binding and enforceable against Strider in accordance with its terms;

(h) the Mineral Claims are free and clear of any liens and all encumbrances;

(i) no Person has any proprietary interest in the Mineral Claims. No Person is entitled to any royalty or other payment in the nature of rent or royalty on any Minerals, metals or concentrates or any other such products removed or produced from the Mineral Claims other than Strider pursuant to the NSR;

(j) there are no actual or pending proceedings for, and Strider is not aware of any basis for, the institution of any proceedings leading to the placing of Strider in bankruptcy or subject to any other laws governing the affairs of insolvent parties;

(k) it has made available to Rare Element all material information in its possession or under its control relating to the Mineral Claims;

(l) to the best of its knowledge, there are no legal, administrative, arbitration or other proceedings, claims or actions of any nature or investigation pending or threatened against or involving the Mineral Claims or which questions or challenges the validity of this Agreement or the Option Agreement or any action taken or to be taken by Strider pursuant to this Agreement;

(m) to the best of its knowledge, since the date of the Option Agreement there has been no adverse claim or challenge against or to the ownership of or title to any part of the Mineral Claims and to the best of its knowledge, there is no basis for such adverse claim or challenge;

(n) to the best of its knowledge, since the date of the Option Agreement, no claim has ever been asserted for losses of any kind as a direct or indirect result of the presence, or risk of presence, on or under, or the escape, seepage, leakage, spillage, discharge, emission or release, or risk of any of such situations, from the lands over which the Mineral Claims exist, of any Hazardous Substance;

(o) to the best of its knowledge, since the date of the Option Agreement, neither VMS nor Strider have received notice of any breach, violation or default with respect to the Mineral Claims;

(p) it does not have any information or knowledge of any facts pertaining to the Mineral Claims not disclosed to Rare Element, which if known to Rare Element might reasonably be expected to deter Rare Element from completing the transaction contemplated hereby; and

(q) there is no Person acting or purporting to act at the request of Strider who is entitled to any brokerage or finder's fee in connection with the transactions contemplated herein.

2.4 The representations and warranties contained in section 2.3 are provided for the exclusive benefit of Rare Element and the correctness of each such representation and warranty is a condition upon which Rare Element is relying upon in entering into this Agreement. A breach of any one or more representations or warranties may be waived by Rare Element in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty and the representations and warranties contained in section 2.3 will survive the execution and delivery of this Agreement notwithstanding any independent investigations Rare Element may make. Strider agrees to indemnify and hold harmless Rare Element from all losses actually incurred by Rare Element in connection with a breach of any representation or warranty made by Strider and contained herein, provided that such representations and warranties shall only have a survival period that terminates one year following the execution of the Transfer Documents.

3. REPRESENTATIONS AND WARRANTIES OF RARE ELEMENT

3.1 Rare Element represents and warrants to VMS and Strider that:

(a) it is a valid and subsisting corporation duly incorporated and in good standing under the laws of its jurisdiction of incorporation;

(b) it has the full power and authority to carry on its business, to enter into this Agreement and to carry out and perform all of its obligations and duties hereunder;

(c) it is a reporting issuer in the Reporting Jurisdictions and will have been a reporting issuer in at least one jurisdiction of Canada for the four months immediately preceding the Closing, the common shares of Rare Element are listed on the TSXV, and to the best of its knowledge, Rare Element is not in default of any of the requirements of the securities legislation of the Reporting Jurisdictions or any of the administrative policies or notices of the TSXV;

(d) the Purchase Shares upon issuance, will be duly and validly issued as fully paid and non-assessable common shares of Rare Element;

(e) it has duly obtained all corporate and regulatory authorizations for the execution, delivery and performance of this Agreement; and

(f) this Agreement has been duly executed and delivered by Rare Element and is valid, binding and enforceable against Rare Element in accordance with its terms.

3.2 The representations and warranties contained in section 3.1 are provided for the exclusive benefit of VMS and Strider and the correctness of each such representation and warranty is a condition upon which VMS and Strider are relying upon in entering into this Agreement. A breach of any one or more representations or warranties may be waived by VMS and Strider in whole or in part at any time without prejudice to their rights in respect of any other breach of the same or any other representation or warranty and the representations and warranties contained in section 3.1 will survive the execution and delivery of this Agreement notwithstanding any independent investigations VMS and Strider may make. Rare Element agrees to indemnify and hold harmless VMS and Strider from all losses actually incurred by VMS and Strider in connection with a breach of any representation or warranty made by Rare Element and contained herein, provided that such representations and warranties shall only have a survival period that terminates one year following the execution of the Transfer Documents.

4.   PURCHASE AND SALE

4.1   Upon and subject to the terms and conditions of this Agreement, on the Closing Date VMS and Strider shall execute **[NTD: We are Confirming with Pitblado in Manitoba what documents need to be signed to transfer mineral claims]** whereby VMS and Strider shall sell and transfer the Mineral Claims to Rare Element and Rare Element shall purchase and acquire from VMS and Strider the Mineral Claims, free and clear of all encumbrances, subject to the Net Smelter Returns Royalty, in consideration for the Purchase Price payable by Rare Element.

4.2   The Purchase Price for the Mineral Claims will be satisfied by the issuance of the Purchase Shares to VMS on the Closing Date.

4.3   VMS acknowledges that all of the common shares issued as part of the Purchase Shares will be subject to a four month restricted period and that the certificates representing such Purchase Shares will bear a legend to that effect.

4.4   VMS agrees that the Purchase Shares shall be issued in 4 certificates each representing 75,000 common shares. In addition to the restrictive legend noted above in section 4.3, the shares certificates will bear the following legends:

CERTIFICATE	LEGEND
1	No additional legend
2	*The shares represented by this certificate may not be sold, transferred or traded until April 30, 2010, being 6 months after the Closing*
3	*The shares represented by this certificate may not be sold, transferred or traded until October 30, 2010, being 12 months after the Closing*
4	*The shares represented by this certificate may not be sold, transferred or traded until April 30, 2011, being 18 months after the Closing*

4.5   VMS covenants and agrees that, without the prior written consent of Rare Element, it will comply with the terms of the restrictive legends imprinted on the share certificates and will only sell the Purchase Shares in accordance thereto.

5.   ADMINISTRATIVE AUTHORISATION FOR THE TRANSFER

5.1   Closing will be subject to the prior obtaining of the authorization from the Applicable Mining Regulatory Authorities for the transfer of the Mineral Claims.

5.2   Rare Element shall be responsible for obtaining such approval and for all costs associated therewith. VMS and Strider agree to promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as Rare Element may reasonably require for the purpose of obtaining the approval of the Applicable Mining Regulatory Authorities.

5.3   If by November 30, 2009 the authorisation mentioned above has not been obtained, or if before such date the Applicable Mining Regulatory Authorities deny the administrative authorization to transfer the Mining Claims to Rare Element, this Agreement will be automatically terminated.

6.   CLOSING AND CLOSING DELIVERABLES

6.1   Upon Closing, the parties shall deliver all Closing Deliverables as indicated in sections 6.2 and 6.3 below.

6.2   Upon Closing, VMS shall deliver to Rare Element the following Closing Deliverables:

(a)   a certified copy of resolutions of the board of directors of VMS authorizing the sale of the Mineral Claims and the execution and delivery of this Agreement and the Transfer Documents;

(b)   evidence, satisfactory to Rare Element, acting reasonably, of the approval of any necessary Government Authority to the transfer of the Mineral Claims, except for the authorisation to be granted by Applicable Mining Regulatory Authorities, to which section 5 refers;

(c)   a certificate signed by VMS and Strider confirming that the representations and warranties listed in section 2.1 are true on Closing Date; and

(d)   such other documents as may be reasonably requested by Rare Element or its legal representative and that can be reasonably delivered by VMS or Strider, as applicable, in connection with the Closing and the Purchase and Sale.

6.3   Upon Closing, Rare Element shall deliver to VMS the following Closing Deliverables:

(a)   a certified copy of resolutions of the boards of Rare Element authorizing the purchase of the Mineral Claims and the execution and delivery of this Agreement;

(b)   4 share certificates each representing 75,000 common shares of Rare Element with the legends imprinted thereon as set forth in sections 4.3 and 4.4;

(c)   evidence, satisfactory to VMS, acting reasonably, of Rare Element having obtained the authorisation to be granted by Applicable Mining Regulatory Authorities, to which section 5 refers;

(d)   evidence, satisfactory to VMS, that the TSX Venture Exchange has accepted the Purchase and Sale;

(e)   a certificate signed by Rare Element confirming that the representations and warranties listed in section 3.1 are true on Closing Date; and

(f)   such other documents as may be reasonably requested by VMS or its legal representative and that can be reasonably delivered by Rare Element in connection with the Closing and the Purchase and Sale.

7.   NET SMELTER RETURN ROYALTY

7.1   Rare Element agrees that it shall pay a Net Smelter Return Royalty to Strider in accordance with section 7.3 of this Agreement.

7.2   The Net Smelter Return Royalty shall be an amount equal to 3.0% of the annual Net Smelter Returns.

7.3   Payments of the Net Smelter Return Royalty that are payable under section 7.1 shall be paid by Rare Element in accordance to Schedule "B" hereto.

7.4   If the audited financial statements furnished pursuant to section 7.3 and Schedule "B" disclose any overpayment of Net Smelter Return Royalty by Rare Element during the year, the amount of the overpayment shall be debited against future instalments of Net Smelter Return Royalty payable hereunder or shall, if requested by Rare Element, be refunded by Strider forthwith.

7.5   Rare Element may, at any time, cause the Net Smelter Return Royalty to be reduced from 3.0% to 1.5% by making a cash payment to Strider in the amount of C$1,500,000 provided that the Net Smelter Return Royalty shall continue to be calculated and to accrue at the rate of 3.0% until the date of such payment.

7.6   Strider and Ziehlke each acknowledge and agree that the Net Smelter Return Royalty set forth above is being granted in replacement and substitution for the net smelter return royalty set out in the Option Agreement and they each agree that such net smelter return royalty has been terminated as of the date of this Agreement and has no further force and effect.

8.   ARBITRATION

8.1   The parties agree that all questions or matters in dispute with respect to the calculation of or amounts taken into account in the determination of Net Smelter Returns Royalty shall be submitted to arbitration pursuant to the terms hereof.

8.2   It shall be a condition precedent to the right of any party to submit any matter to arbitration pursuant to the provisions hereof, that any party intending to refer any matter to arbitration shall have given not less than 30 days prior written notice of its intention so to do to the other party together with particulars of the matter in dispute. On the expiration of such 30 days, the party who gave such notice may proceed to refer the dispute to arbitration as provided in section 14.3.

8.3   The party desiring arbitration shall appoint one arbitrator, and shall notify the other party of such appointment, and the other party shall, within 10 days after receiving such notice, appoint an arbitrator, and the two arbitrators so named, before proceeding to act, shall, within 10 days of the appointment of the last appointed arbitrator, unanimously agree on the appointment of a third arbitrator to act with them and be chairman of the arbitration herein provided for. If the other party shall fail to appoint an arbitrator within 10 days after receiving notice of the appointment of the first arbitrator, and if the two arbitrators appointed by the parties shall be unable to agree on the appointment of the chairman, the chairman shall be appointed under the provision of the *Arbitration Act* (British Columbia). Except as specifically otherwise provided in this section, the arbitration herein provided for shall be conducted in accordance with such Act. The chairman, or in the case where only one arbitrator is appointed, the single arbitrator, shall fix a time and place in Vancouver, British Columbia, for the purpose of hearing the evidence and representations of the parties, and he shall preside over the arbitration and determine all questions of procedure not provided for under such Act or this section. After hearing any evidence and representations that the parties may submit, the single arbitrator, or the arbitrators, as the case may be, shall make an award and reduce the same to writing, and deliver one copy thereof to each of the parties. The expense of the arbitration shall be paid as specified in the award.

8.4   The parties may agree that the award of a majority of the arbitrators, or in the case of a single arbitrator, of such arbitrator, shall be final and binding upon each of them.

9.   NOTICES

9.1   Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be sent by prepaid registered mail deposited in a Post Office in Canada addressed to the party entitled to receive the same, or delivered to such party, at the address for such party specified above, in each case directed to the attention of the Secretary. The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered, or, if given by registered mail as aforesaid, shall be deemed conclusively to be the third day after the same shall have been so mailed except in the case of interruption of postal services for any reason whatever, in which case the date of receipt shall be the date on which the notice, demand or other communication is actually received by the addressee.

9.2   Either party may at any time and from time to time notify the other parties in writing of a change of address and the new address to which notice shall be given to it thereafter until further change.

10.   RELATIONSHIP AND OTHER OPPORTUNITIES – GENERAL

10.1   The rights, privileges, duties, obligations and liabilities, as between the parties, shall be separate and not joint or collective and nothing herein contained shall be construed as creating a partnership, an association, agency or subject as herein specifically provided, a trust of any kind or as imposing upon any of the parties any partnership duty, obligation or liability. No party is liable for the acts, covenants and agreements of any other party.

11.   GENERAL

11.1   This Agreement shall supersede and replace any other agreement or arrangement, whether oral or written, heretofore existing between the parties in respect of the subject matter of this Agreement and, in particular, shall supersede and replace the Letter of Intent dated September 8, 2009.

11.2   This Agreement is subject to the laws of the Province of British Columbia.

11.3   No consent or waiver expressed or implied by either party in respect of any breach or default by the other in the performance of such other of its obligations hereunder shall be deemed or construed to be a consent to or a waive of any other breach or default.

11.4   The parties shall promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the parties to this Agreement.

11.5   This Agreement shall enure to the benefit of and by binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written

- 13 -

RARE ELEMENT RESOURCES LTD.

Per: _____
                Authorized Signatory

VMS VENTURES INC.

Per: _____
                Authorized Signatory

STRIDER RESOURCES LIMITED

Per: _____
                Authorized Signatory

_____
DANIEL ZIEHLKE



SCHEDULE "A"

PROPERTY DESCRIPTION

Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 2699	MB2699	DANIEL V ZIEHLKE	2001/04/18 13:20	2001/05/02	2010/07/01	255	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 861	MB861	DANIEL V ZIEHLKE	1999/02/01 14:25	1999/02/23	2010/04/24	192	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 862	MB862	DANIEL V ZIEHLKE	1999/01/27 16:00	1999/02/23	2010/04/24	256	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 863	MB863	DANIEL V ZIEHLKE	1999/02/02 12:15	1999/02/23	2010/04/24	256	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 790	MB790	DANIEL V ZIEHLKE	1999/04/22 14:30	1999/05/07	2010/07/06	190	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 6067	P6067E	DANIEL V ZIEHLKE	1998/08/30 16:40	1998/09/24	2010/11/23	256	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 9	P3422F	DANIEL V ZIEHLKE	1995/07/29 13:00	1995/08/25	2010/10/24	256	G11272
Rec	NAME	NUMBER	HOLDER	STAKED	RECORDED	EXPIRES	HECTARES	GROUPING
1	EDEN 650	MB650	DANIEL V ZIEHLKE	1999/03/01 17:48	1999/03/23	2010/05/22	210	G11272

SCHEDULE "B"

"Net Smelter Return" shall mean the aggregate proceeds received by Rare Element from time to time from any smelter or other purchase from the sale of any ores, concentrates, metals or any other material of commercial value produced by and from the Mineral Claims after deducting from such proceeds the following charges only to the extent that they are not deducted by the smelter or other purchase in computing the proceeds:

    (a)   the cost of transportation of the ores, concentrates or metals from the Mineral Claims to such smelter or other purchase, including related insurance;

    (b)   smelting and refining charges including penalties; and

    (c)   marketing costs.

Rare Element shall reserve and pay to Strider a Net Smelter Return Royalty equal to three (3%) percent of Net Smelter Return.

Payment of Net Smelter Return Royalty to Strider hereunder shall be made quarterly within thirty (30) days after the end of each calendar quarter during which Rare Element receives Net Smelter Returns. Within sixty (60) days after the end of each calendar year for which the Net Smelter Returns Royalty are payable to Strider, the records relating to the calculation of Net Smelter Returns Royalty for such year shall be audited by the auditors of Rare Element and any adjustments in the payment of Net Smelter Returns Royalty to Strider shall be made forthwith after completion of the audit. All payments of Net Smelter Returns Royalty to Strider for a calendar year shall be deemed final and in full satisfaction of all obligations of Rare Element in respect thereof if such payments or the calculations thereof are not disputed by Strider within sixty (60) days after receipt by Strider of the same audited statement. Rare Element shall maintain accurate records relevant to the determination of Net Smelter Returns Royalty and Strider, or its authorized agent, shall be permitted the right to examine such records at all reasonable times.

Exhibit 4.d



Medallion Resources Ltd

511 – 475 Howe Street
Vancouver, BC V6C 2B3
Fax (604) 602-9640
(604) 681-9558

13 November 2009

Mark Brown
Rare Element Resources Ltd
410 – 325 Howe Street
Vancouver, BC V6C 1Z7
By fax: 604-688-3392

Dear Mark:

Re: Proposal for Medallion to option an interest in Rare Element's Eden Lake project.

I herewith return to you, with my signature, your proposed abbreviated letter of intent, according to which Medallion and Rare Element would enter into an agreement for Medallion to option a right to earn an interest in a joint venture to explore Rare Element's Eden Lake property.

This Agreement in Principal provides us with the basic approach to proceed with creating a Definitive Agreement, which will reflect the terms of your abreviated letter of intent and provide the structure that will govern our relationship as we proceed with a Medallion option to earn an interest in a joint venture to explore the Eden lake property. In the upcoming 30 to 40 days, let's complete the following:

1. Rare Element's closing of its Eden Lake property acquisition agreement with VMS Ventures.
2. Initiate binding Medallion payment schedule of the abreviated letter of intent.
3. News release of the Medallion – Rare Element Agreement in Principal.
4. Due diligence.
5. Construct and execute the Definitive Agreement.

Medallion and I look forward to working with Rare Element and you to explore and achieve the maximum value of the Eden Lake property. It's an exciting prospect with significant rare-earth-element potential.

Sincerely,
MEDALLION RESOURCES LTD



William H Bird
President & CEO

 **Rare Element** Resources

RARE ELEMENT RESOURCES LTD
410 – 325 HOWE STREET
VANCOUVER, BC V6C 1Z7
T: (604) 687-3520
F: (604) 688-3392

November 12, 2009

Mr. William H. Bird
President, CEO & Director
Medallion Resources Ltd.
475 Howe Street, Suite 511
Vancouver B.C.
V6C 2B3

Via E-mail.

Dear Bill,

After our conversations regarding the Eden Lake Project over the past few weeks, this letter of intent outlines the terms according to which Medallion and Rare Element would enter into an agreement for Medallion to Option Rare Element's Eden Lake project:

1. Terms during the "earn-in" period.

In order to earn-in to a 65% interest in the Eden Lake Project, Medallion agrees to:

      A. Make certain cash payments;
      B. Make certain common share payments; and,
      C. Make certain "earn-in" exploration expenditures,

All as outlined on the attached Term Sheet and subject to various terms and conditions as below.

2. Creation of a Joint Venture upon earn in.

Upon completion of the "earn-in" period and the terms as outlined in the attached Term Sheet, a Joint Venture will be formed with Medallion holding at 65% interest and Rare Element holding a 35% interest.

3. Other considerations

The Companies would also enter into a formal Option Agreement for the property with the standard terms and conditions, representations and warranties, in such an agreement. The Option Agreement is subject to standard approvals from each company and the various regulatory authorities.

Neither party will issue a news release on the agreement unless the other party is in concurrence with the issuance of such a news release.

The property will be owned 100% by Rare Element upon completion of the signing of a definitive agreement with VMS and regulatory approval which is in process, subject to a 3% NSR held by a former property owner.

If you are in agreement with the above general terms, please indicate by signing in the space provided below.

Sincerely,



Mark T. Brown
CFO & Director
Rare Element Resources Ltd.



Mr. William H. Bird
President, CEO & Director
Medallion Resources Ltd.

13 November 2009
Date signed.

Term Sheet

For an Option for Medallion Resources Ltd. to Acquire 65% of a Joint-Venture to Advance the Eden Lake Property

Medallion Resources Ltd. and Rare Element Resources Ltd.

12 November 2009

Medallion Resources Ltd ("MDL"), in order to acquire and maintain an option (the "Option") to earn a 65% interest in the Joint Venture to explore and develop the Eden Lake rare-earth-element property (the "Property"), shall pay to Rare Element Resources Ltd ("RES") the following schedule of cash payments and shares issuances and by completing the following yearly work commitments (MDL and RES together are the "Parties"):

5-yr Option to earn-in to a 65% JV Interest	Cash payment (CDN$)	MDL shares issued	Work completed (CDN$)
At signing of Letter of Intent	$25,000		
At signing of Definitive Agreement	$25,000		
Upon TSXV approval	$50,000	200,000	
End 1st year - additional	$50,000	200,000	$250,000
End 2nd year - additional	$100,000	200,000	$500,000
End 3rd year - additional	$200,000	200,000	$500,000
End 4th year - additional	$500,000	500,000	$500,000
End 5th year - additional	$500,000	500,000	$500,000
Total	$1,450,000	1,800,000	$2,250,000

During the Option period, MDL shall undertake all actions necessary to maintain in good standing the mineral claims comprising the Property.

RES will own 100% of the Property through a purchase agreement with VMS Ventures Inc ("VMS") whereby RES issues to VMS an aggregate of 300,000 RES shares which will be free trading over the next 18 months. No other considerations are due to VMS.

WB
MS

Eden Lake Terms   Page 2
12 November 2009

MDL recognizes that an underlying property owner is to receive a 3% NSR from any production resulting from the Property. RES has a right to purchase half of the 3% (1.5%) for $1.5 million. The NSR purchase right shall be considered part of the Property; and, when and if the Property is conveyed to a Joint Venture between MDL and RES, this NSR purchase right also shall be conveyed to the Joint Venture.

MDL shall be the operator of the exploration program during the Option period. An exploration advisory committee, consisting of two MDL members and two RES members, will be constituted to assist in planning the exploration of the Property. Should the assistance of Jim Clark, VPE of RES, be required for oversight and project review, a contractor arrangement will need to be negotiated and signed with him and paid directly to him or his company. To the best of its ability, RES will attempt to provide some of Jim Clark's time for specified project tasks, when he is available. These expenditures will be part of the earn-in expenditures.

MDL, at any time up to 31 December 2013, may advance the work schedule by one year by paying to RES an additional $100,000 cash and issuing to RES an additional 200,000 MDL shares.

MDL shall make its best effort to complete an NI43-101-compliant resource estimate by the end of the third year of the Option.

When MDL completes the above schedule of cash payments, share issuances and work commitments, a Joint Venture shall be created, in which MDL owns 65% and RES owns 35% and, in which, each of the Parties shall be deemed to have contributed according to their percentage interest. Ownership of the Property will be transferred into the Joint-Venture vehicle. The Parties will use a general form of mining-industry Joint-Venture structure, such as the "Rocky Mountain Form 5" structure.

MDL shall be responsible for operational management of the Joint Venture (the Operator). A management committee will be constituted comprising two members from each partner. Each party shall have a weighted vote in the management committee according to its percentage ownership interest in the Joint Venture.



If either party is not able to participate in the project funding according to the requirements of the Joint-Venture Agreement, that party's interest shall be proportionally reduced (based on its proportion of funds provided to the Joint Venture) until its interest is reduced to 10%, at which time the Joint Venture will be dissolved and the diluted party's interest shall be converted to a 10% Net Profits Interest. Under the terms of the Net Profits Interest, the diluted party shall no longer be assessed for project funding; and, when and if production of metals or other products occurs from the Property, the non-diluted party shall annually pay to the diluted party 10% of the net profits derived from the Property.

MDL shall have a Right of First Refusal to purchase any portion of RES's interest in this Property that RES may decide to sell. RES shall have a Right of First Refusal to purchase any portion of MDL's interest in this property that MDL may decide to sell.



Exhibit 4.e

BEAR LODGE VENTURE AGREEMENT

by and between

Newmont North America Exploration Limited

and

Paso Rico (USA), Inc.

TABLE OF CONTENTS

Exhibits

THIS VENTURE AGREEMENT ("Agreement") is made and entered into effective as of *JUNE 1st* 2006 (the "Effective Date"), by and between:

Newmont North America Exploration Limited
a corporation incorporated under the laws of Delaware
1700 Lincoln Street
Denver, Colorado 80203

(hereinafter "**NEWMONT**")

and

Paso Rico (USA), Inc,
a corporation incorporated under the laws of Wyoming
P.O. Box 785
Dubois, Wyoming 82513

(hereinafter "**PASO RICO**")

RECITALS

A. PASO RICO holds an interest in certain unpatented lode mining claims situated in Crook County, Wyoming (the PASO RICO "Claims") and in a mining lease issued by the State of Wyoming (the "Lease"), all of which are described in **Exhibit A Part I**.

B. NEWMONT holds an interest in certain unpatented lode mining claims situated in Crook County, Wyoming (the "NEWMONT Claims") described in **Exhibit A Part II**. The PASO RICO claims and the NEWMONT Claims are collectively referred to as the "Claims".

C. NEWMONT and PASO RICO wish to participate in the further exploration, evaluation, and if justified, the development and mining of gold and other mineral resources, other than Reserved Minerals (as herein defined) within the lands subject to the Claims and the Lease and other property that becomes subject to this Agreement.

NOW THEREFORE, in consideration of the covenants and terms contained herein, NEWMONT and PASO RICO, intending to be legally bound, agree as follows:

AGREEMENTS

1. DEFINITIONS. As used in this Agreement, the following terms shall have the meanings assigned to them in this Section:

"Accounting Procedure" means the procedures set forth in **Exhibit C**.

"Affiliate" means an entity or person that Controls, is Controlled by, or is under common Control with the Participant.

"Agreement" means this Bear Lodge Venture Agreement, including any amendments and modifications hereof, and all appendices, schedules and exhibits which are incorporated herein by this reference.

"Area of Interest" means the area described in **Exhibit B**.

"Assets" means the Properties, Products, and all other real and personal property, tangible and intangible, held for the benefit of the Participants hereunder; but excludes Reserved Minerals.

"Budget" means a detailed estimate of all costs to be incurred by the Participants with respect to a Program and a schedule of cash advances to be made.

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"Chargee" has the meaning as a holder of an Encumbrance set forth in **Section 13.5.**

"Claims" means the PASO RICO and the NEWMONT Claims .

"Conditional Approval" has the meaning set forth in **Section 15.2.**

"Confidential Information" has the meaning set forth in **Section 16.6.**

"Continuing Obligations" means obligations or responsibilities that are reasonably expected to continue or arise after Operations on a particular area of the Properties have ceased or are suspended, including Environmental Compliance.

"Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or **(vi)** otherwise; and, when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

"Development" means all preparation (other than Exploration) for the removal and recovery of Products, including the construction or installation of leach pads, a mill or any other improvements to be used for the mining, handling, milling, beneficiation or other processing of Products.

"Earn-In Period" has the meaning set forth in **Section 5.2.**

"Effective Date" means the date set forth in the introduction to this Agreement.

"Encumbrance" or "Encumbrances" means mortgages, deeds of trust, security interests, pledges, liens, net profits interests, royalties or overriding royalty interests, other payments out of production, or other burdens of any nature.

"Environmental Compliance" means actions performed during or after Operations to comply with the requirements of all Environmental Laws or contractual commitments related to reclamation of the Properties or other compliance with Environmental Laws.

"Environmental Compliance Fund" means the fund for the costs of Environmental Compliance which shall be established, funded, and administered as provided in **Section 9.8** and **Subsection 8.2.17.**

"Environmental Laws" means Laws aimed at reclamation or restoration of the Properties; abatement of pollution; protection of the environment; monitoring environmental conditions; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances into the environment, and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

"Environmental Liabilities" means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including legal fees and costs, experts' fees and costs, and consultants' fees and costs) of any kind or of any nature whatsoever that are asserted against either Participant or the Venture, by any person or entity other than the other Participant, alleging liability (including liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Properties and/or emanating or migrating and/or threatening to emanate or migrate from the Properties to off-site properties; (ii) physical disturbance of the environment caused by or

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relating to Operations; or (iii) the violation or alleged violation of any Environmental Laws arising from or relating to Operations.

"Existing Data" means maps, drill logs and other drilling data, core tests, pulps, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and any other material or information relating to the Properties existing on the Effective Date.

"Exploration" means activities directed toward ascertaining the existence, location, quantity, quality, or commercial value of deposits of Products, including the preparation of a feasibility study.

"Exploration Expenditures" means all costs and expenses of whatever kind or nature spent or incurred in connection with Exploration and which were expended on or for the benefit of the Properties, computed in accordance with U.S. generally accepted accounting principles consistently applied, including the following: (i) actual salaries, benefit and fringe costs and wages (whether or not required by Law) of employees or contractors of NEWMONT directly assigned to and actually performing Exploration and related activities within or benefiting the Properties, including geologists, geophysicists, engineers, surveyors, engineering assistants, technicians, draftsmen, engineering clerks and other personnel performing technical services connected with Exploration of the Properties; (ii) monies expended associated with aerial flights; (iii) monies expended associated with drilling, site preparation and road construction; (iv) monies expended for the use of machinery, vehicles, equipment and supplies required for Exploration; provided, however, if NEWMONT uses equipment owned by it, charges shall be no greater than on terms available from independent third parties in the vicinity of the Properties; (v) monies expended for reasonable travel expenses and transportation of employees and contractors, materials, equipment and supplies necessary for the conduct of Exploration; (vi) any other payments to contractors for work on Exploration; (vii) monies expended for metallurgical and engineering work; geophysical, geochemical and geological surveys and assays and other costs incurred to determine the quality and quantity of Products within the Properties; (viii) monies expended to obtain permits, rights-of-ways and other similar rights as may be necessary in connection with Operations; (ix) monies expended in preparation and acquisition of environmental permits necessary to commence, carry out or complete Exploration, and otherwise spent on (but not only accrued for) activities required for Environmental Compliance; (x) monies expended in performing pre-feasibility and feasibility studies to evaluate the economic feasibility of Mining on the Properties, including expenditures for metallurgical test work, preliminary design work and hydrology studies; (xi) monies expended for taxes levied against the Properties and paid by NEWMONT and the cost of any insurance premiums, performance bonds or other forms of sureties required by the terms of this Agreement or any Law; (xii) monies expended for and including land holding costs, lease payments, assessment work, claim location, amendment and relocation costs, Government Fees, and other necessary expenditures incurred or made to preserve in good standing the status and title of the Properties; **(xiii)** claim location costs, recording and filing fees for the NEWMONT Claims **(xiv)** monies expended for curing any title defects or Encumbrances (other than Permitted Encumbrances) pertaining to the Properties; and **(xv)** the administrative charge specified in **Section 2.14 of Exhibit C** in respect of Exploration Expenditures, said charge to be credited toward the Initial Contribution of NEWMONT; and treating Exploration Expenditures as "Allowable Costs" in such section subject to the exclusions set forth therein, but provided that (i) fees paid for legal and accounting services to third parties shall not constitute "Allowable Costs" for purposes of determining the administrative charge included in the definition of Exploration Expenditures.

Financing Option" has the meaning set forth in **Subsection 9.4**.

"Government Fees" means all rentals, holding fees, location fees, maintenance payments or other payments required by any law, rule or regulation to be paid to a federal, state, or other governmental authority, in order to locate or maintain the Lease and other any mining leases or surface leases, Claims or other tenures included in the Properties.

"Initial Contribution" means that contribution each Participant agrees to make, or is deemed to have made, pursuant to **Section 5.1** and **Subsections 5.2.1 and 5.2.3**.

"Indemnified Participant" has the meaning set forth in **Subsection 2.5.1**

"Indemnifying Participant" has the meaning set forth in **Subsection 2.5.1**.

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"Joint Account" means the account maintained in accordance with the Accounting Procedure showing the charges and credits accruing to the Participants.

"Law" or "Laws" means all federal, state, and local laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, including Environmental Laws, which are applicable to the Properties, the Area of Interest, or Operations, regardless of whether or not in existence on the Effective Date or enacted or adopted hereafter; provided, however, nothing in this definition is intended to make Laws applicable to the Participants during periods when such Laws are not applicable by their terms or the timing of their enactment.

"Lease" means State Section Mineral Lease # 0-40946 as more fully described on **Exhibit A**.

"Management Committee" means the committee established under **Article 7**.

"Manager" means the entity appointed under **Article 8** to manage Operations, or any successor Manager.

"Memorandum of Agreement" means the document attached as **Exhibit E**.

"Mining" means the mining, extracting, producing, handling, milling, or other processing of Products.

"Net Profits Interest" means an interest in and running with the Properties equal to five percent (5%) of Net Profits, as that term is defined in **Exhibit D**, that is payable on the terms and conditions set forth in **Exhibit D**.

"NEWMONT" has the meaning set forth in the introduction to this Agreement.

"NEWMONT Claims" means the unpatented mining claims identified in **Exhibit A Part II.**

"NEWMONT Outside Claims" means those mining claims in which NEWMONT owns a 100% interest that lie outside of the Area of Interest, and are more particularly described on **Exhibit G**.

"Notice" or "Notices" has the meaning described in **Section 16.1**.

"Operations" means the activities carried out under this Agreement, including the activities carried out by NEWMONT in making its Initial Contribution, and does not include any activities undertaken pursuant to **Section 15.1** with respect to Reserved Minerals.

"Participant" and "Participants" mean the persons or entities that from time to time have Participating Interests.

"Participating Interest" means the percentage interest representing the ownership interest of a Participant in the Assets, and in all other rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder. Participating Interests shall be calculated to three decimal places and rounded to two (e.g., 1.519% rounded to 1.52%). Decimals of .005 or more shall be rounded up and; decimals of less than .005 shall be rounded down. The initial Participating Interests of the Participants are set forth in **Subsection 6.1.1**.

"PASO RICO" has the meaning set forth in the introduction to this Agreement.

"PASO RICO Claims" means the unpatented mining claims identified in **Exhibit A Part I.**

"PASO RICO Program" has the meaning set forth in **Section - 15.2**.

"Permitted Encumbrance" means all burdens and obligations, in so far as they apply to the Claims and Lease, arising from or relating to (i) the paramount title of the United States of America to the lands subject to the Claims, (ii) the paramount title of the State of Wyoming as to the minerals and any surface owner as the surface estate of the lands subject to the Lease, and (iii) the Phelps Dodge Agreements, and (iv) matters of record.

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"Phase-I Earn-In" means the contribution by NEWMONT to the Venture of that portion of NEWMONT's Initial Contribution set forth in **Subsection 5.2.1**.

"Phase-II Earn-In" means the contribution by NEWMONT to the Venture of that portion of NEWMONT's Initial Contribution set forth in **Subsection 5.2.3**.

"Phelps Dodge Agreements" means (i) the Acceptance and Assumption Agreement, by and between PASO RICO and Phelps Dodge Corporation, dated as of September 30, 2002, a copy of which is recorded in Book 399 Photos, at pages 638-649 (No. 559148) of the records of Crook County, Wyoming; and (ii) the Lease Termination and Environmental Indemnity Agreement by and between PASO RICO and Phelps Dodge Mining Company, dated as of September 30, 2002.

"Prime Rate" has the meaning set forth in **Section 9.9**.

"Products" means all metals, ores, concentrates, minerals, and mineral resources, including materials derived from the foregoing, produced from the Properties under this Agreement, excluding Reserved Minerals.

"Program" means a description in reasonable detail of Operations to be conducted by the Manager, as described in **Article 9**.

"Program Period" means the time period covered by an adopted Program and Budget.

"Properties" means the Claims, the Lease, and all other interests in real property within the Area of Interest that are acquired and held jointly by the Participants pursuant to **Section 14** or otherwise.

"Reserved Minerals" means (i) any of the fifteen (15) lanthanide-series elements, with the atomic numbers 57 through 71, or the fifteen (15) actinide-series elements, with the atomic numbers 89-103, (including Uranium and Thorium) all located in Group IIIB of the Periodic Table, (ii) Yttrium, atomic number 39, and (iii) Scandium, atomic number 21.

"Transferring Entity" has the meaning set forth in **Subsection 13.3.1**.

"Venture" means the contractual relationship of the parties under this Agreement.

2. REPRESENTATIONS AND WARRANTIES; RECORD TITLE; INDEMNITIES

2.1 Representations and Warranties.

2.1.1 Capacity of Participants. Each Participant represents and warrants to the other Participant as follows: (i) it is a corporation duly incorporated, qualified to transact business, and in good standing under the laws of its jurisdiction and in Wyoming; (ii) it has the full right, power and capacity to enter into and perform this Agreement and all transactions contemplated herein, and all corporate, board of directors and other actions required to authorize it to enter into and perform this Agreement have been properly taken; (iii) it will not breach any other agreement or arrangement by entering into or performing this Agreement, and this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms; and (iv) it has relied solely on its own appraisals and estimates as to the mineral potential of the Properties, and upon its own geologic, engineering and other interpretations related thereto.

2.1.2 Representations and Warranties by PASO RICO. PASO RICO represents and warrants to NEWMONT as of the Effective Date as follows:

2.1.2.1 With respect to the PASO RICO Claims, (i) all Government Fees required to hold or maintain the PASO RICO Claims have been paid through the Effective Date; (ii) all affidavits or other recordings/filings required to maintain the PASO RICO Claims in good standing have been properly and timely recorded with appropriate governmental agencies; and to the best of its knowledge (i) the PASO RICO Claims were properly laid out and monumented; and (ii) all required location and validation work was properly recorded/filed with appropriate governmental agencies.

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2.1.2.2 With respect to the Lease, Government Fees required to hold or maintain the Lease have been paid through the Effective Date.

2.1.2.3 Other than the Phelps Dodge Agreements, PASO RICO has not entered into any agreement with respect to its interest in and to the Properties that is currently valid and outstanding, and there are no leases or subleases or Encumbrances on the Properties, except Permitted Encumbrances, nor, to the best of its knowledge, any defects in title.

2.1.2.4 Except as to matters of record and subject to the Phelps Dodge Agreements, no other person or entity is claiming an interest in, or to the best of its knowledge is in conflict with, the Properties.

2.1.2.5 There are no actions, suits, claims, proceedings, litigation or investigations pending or to the best of its knowledge threatened against it that relate to the Properties, or that could, if continued, adversely affect the ability of PASO RICO or NEWMONT to fulfill its obligations under this Agreement or NEWMONT's ability to exercise its rights under this Agreement.

2.1.2.6 PASO RICO has complied in all material respects with all existing Laws in conducting its operations on the Properties.

2.1.2.7 PASO RICO has not created and to the best of its knowledge there is no condition on the Properties that could result in any Environmental Liabilities or other type of enforcement proceeding, or any recovery by any governmental agency or private party of remedial or removal costs, natural resources damages, property damages, damages for personal injuries or other costs, expenses, damages or injunctive relief arising from any alleged injury or threat of injury to health, safety or the environment.

2.1.2.8 PASO RICO has delivered or made available to NEWMONT all Existing Data in its possession or control, and true and correct copies of the Phelps Dodge Agreements.

2.1.3 Representations and Warranties by NEWMONT NEWMONT represents and warrants to PASO RICO as of the Effective Date, other than the NEWMONT Claims, it has no right, title or interest in any real property, mining or mill site claims or water or water rights within the Area of Interest.

2.2 Disclosures. Each of the Participants represents and warrants that it is not aware of any material facts or circumstances that have not been disclosed in this Agreement, which should be disclosed to the other Participant in order to prevent the representations and warranties in this Agreement from being materially misleading. Each of the Participants represents and warrants that as of the Effective Date to the best of their knowledge, they are not aware that any representation or warranty made by the other Participant is untrue or misleading.

2.3 Record Title. Until NEWMONT completes its Phase-I Earn-In, for the benefit of the Participants and subject to this Agreement, (i) PASO RICO shall hold title to the PASO RICO Claims and the Lease; and (ii) NEWMONT shall hold title to the NEWMONT Claims and all other real and personal properties included in the Assets. If NEWMONT completes its Phase I Earn-In, title to the real and personal properties included in the Assets shall be held in the name of the Manager for the benefit of the Participants and the parties shall execute appropriate instruments of conveyance transferring to the Manager title to the Properties, subject to the terms of this Agreement.

2.4 Loss of Title. Except as provided in **Section 2.5.1**, until it has completed its Phase-I Earn-In, NEWMONT shall pay all costs of defending title to the Property and such costs shall constitute Exploration Expenditures, and thereafter any failure or loss of title to the Assets, and all cost of defending the title thereto, shall be charged to the Venture.

2.5 Indemnities.

2.5.1 Each Participant shall indemnify the other Participant, its directors, officers, employees, agents and attorneys or Affiliates (collectively, an "Indemnified Participant") against any loss, cost, expense, damage or liability (including legal fees and other expenses) arising out of or based on a breach by the Participant ("Indemnifying Participant") of any representation, warranty or covenant contained in this Agreement.

2.5.2 If any claim or demand is asserted against an Indemnified Participant in respect of which such Indemnified Participant may be entitled to indemnification under this Agreement, written Notice of such claim or demand shall promptly be given to the Indemnifying Participant. If an Indemnified Participant seeks indemnity with respect to a claim or demand by a third party, the Indemnifying Participant shall have the right, but not the obligation, by notifying the Indemnified Participant within thirty (30) days after its receipt of the Notice of the claim or demand, to assume the entire control of (subject to the right of the Indemnified Participant to participate, at the Indemnified Participant's expense and with counsel of the Indemnified Participant's choice) the defense, compromise, or settlement of the matter. Any damages to the Assets or business of the Indemnified Participant caused by a failure by the Indemnifying Participant to defend, compromise, or settle a claim or demand in a reasonable and expeditious manner requested by the Indemnified Participant, after the Indemnifying Participant has given Notice that it will assume control of the defense, compromise, or settlement of the matter, shall be included in the damages for which the Indemnifying Participant shall be obligated to indemnify the Indemnified Participant. Any settlement or compromise of a matter by the Indemnifying Participant shall include a full release of claims against the Indemnified Participant which has arisen out of the indemnified claim or demand.

2.6 Existing Disturbance. PASO RICO shall be solely responsible for complying with all Laws, relating to all disturbance existing on the Properties as of the Effective Date. Without limiting the foregoing, PASO RICO shall diligently reclaim all existing disturbance in accordance with applicable Laws, and shall satisfy all applicable permit and closure requirements. PASO RICO shall indemnify and hold harmless NEWMONT, its directors, officers, employees, agents, attorneys and Affiliates against any loss, cost, expense, damage or liability (including legal fees and expenses) relating to or arising from any disturbance on the Properties existing on the Effective Date.

3. NAME, PURPOSES, AND TERM

3.1 General. NEWMONT and PASO RICO hereby enter into this Agreement for the purposes hereinafter stated. All of the Participants' rights and obligations in connection with the Assets, the Area of Interest, and all Operations shall be subject to and governed by this Agreement.

3.2 Name. The Manager shall conduct the business of the Venture in the name of the Venture, doing business as the "Bear Lodge Venture." If applicable, the Manager shall accomplish any registration required by applicable assumed or fictitious name statutes and similar statutes.

3.3 Purposes. This Agreement is entered into for the following purposes and for no others, and shall serve as the exclusive means by which the Participants, or either of them, accomplish such purposes: (i) to conduct Exploration within the Properties for gold and other minerals (other than Reserved Minerals); (ii) to acquire additional real property and other interests within the Area of Interest; (iii) to evaluate the possible Development and Mining of the Properties for gold and other minerals (other than Reserved Minerals), and if justified, to engage in such Development and Mining; (iv) to engage in Operations within the Properties; (v) to engage in disposition of Products, only to the limited extent permitted in **Article 10**; (vi) to complete and satisfy all Environmental Compliance obligations and other Continuing Obligations relating to the Properties; and (vii) to perform any other operation or activity necessary, appropriate, or incidental to any of the foregoing.

3.4 Limitation. Unless the Participants otherwise agree in writing, Operations shall be limited to the purposes described in **Section 3.3**, and nothing in this Agreement shall be construed to enlarge such purposes.

3.5 Term. The term of this Agreement shall commence on the Effective Date and, unless the Venture is earlier terminated or otherwise terminates as provided in this Agreement, shall continue for so long as any of the Properties are jointly owned by the Participants hereto and thereafter until all materials, supplies, and equipment have been salvaged and disposed of, a final accounting has been made between the Participants, and any required Environmental Compliance has been completed and accepted by the appropriate governmental agencies.

4. RELATIONSHIP OF THE PARTICIPANTS

4.1 No Partnership. Nothing contained in this Agreement shall be deemed to constitute either Participant the partner of the other, nor, except as otherwise herein expressly provided, to constitute either Participant the agent or legal representative of the other, nor to create any fiduciary relationship between them. The Participants do not intend to create, and this Agreement shall not be construed to create, any mining, commercial, tax or other partnership. Neither Participant shall have any authority to act for or to assume any obligation or responsibility on behalf of the other Participant, except as otherwise expressly provided herein. The rights, duties, obligations and liabilities of the Participants shall be several and not joint or collective. Each Participant shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein. However, the Participants understand that the arrangement and undertakings evidenced by this Agreement may result in a partnership for purposes of United States Federal income taxation and certain State income tax laws which incorporate or follow United States Federal income tax principles as to tax partnerships. Accordingly, the Participants shall make an election pursuant to Treasury Regulations §1.761-2 to be excluded from Subchapter K of the Internal Revenue Code of 1986, as amended.

4.2 Taxes. Each Participant shall be directly responsible for and shall directly pay all taxes applicable to revenues received by the Participant as a result of Operations under this Agreement. In particular, each Participant shall individually file its tax returns with the proper authorities and independently file claims for and recover any income tax credits. A Participant's decisions with respect to such tax matters shall not have any binding effect on the course of actions taken by the other Participant.

4.3 Other Business Opportunities. Except as expressly provided in this Agreement, each Participant shall have the right independently to engage in and receive full benefits from business activities, whether or not competitive with Operations, without consulting the other. The doctrines of "corporate opportunity" or "business opportunity" shall not be applied to any other activity, venture, or operation of either Participant, and, neither Participant shall have any obligation to the other with respect to any opportunity to acquire any property outside the Area of Interest at any time, or within the Area of Interest after the termination of this Agreement, except as provided in **Section 11.8**. Unless otherwise agreed in writing, no Participant shall have any obligation to mill, beneficiate, or otherwise treat any Participant's share of Products in any facility owned or controlled by such Participant.

4.4 Termination or Transfer of Rights to Properties. Except as otherwise provided in this Agreement, neither Participant shall permit or cause all or any part of its interest in the Assets or this Agreement to be sold, exchanged, encumbered, surrendered, abandoned, partitioned, divided, or otherwise terminated, by judicial means or otherwise.

4.5 Implied Covenants. The implied covenants of good faith and fair dealing are the only implied covenants in this Agreement. No other implied covenants recognized under applicable Law shall be valid or enforceable with respect to this Agreement.

4.6 No Royalty or Other Interests. Except as provided in **Section 6.4 or Section 13.5**, no Participant shall be entitled or permitted to create any royalty or similar carried interest in all or any part of the Assets.

4.7 No Third Party Beneficiary Rights. This Agreement shall be construed to benefit the Participants and their respective successors and permitted assigns only, and shall not be construed to create third party beneficiary rights in any other party, governmental agency or organization, except as provided in Subsection 2.5.1.

5. CONTRIBUTIONS BY PARTICIPANTS

5.1 PASO RICO's Initial Contribution.

> 5.1.1 Subject to **Subsection 5.1.2**, PASO RICO hereby contributes to the Venture all of its right, title and interest in and to the Properties, together with all of its respective right, title and interest in and to

8

any licenses and permits relating to the Properties and all maps, data, reports, studies, and documents relating thereto, free and clear of any Encumbrances, except Permitted Encumbrances.

5.1.2 PASO RICO reserves all Reserved Minerals on, in or under the Properties.

5.1.3 Until NEWMONT completes its Initial Contribution pursuant to **Subsection 5.2.1** or **Subsection 5.2.2**, NEWMONT shall fund one hundred percent (100%) of all costs of Operations and PASO RICO shall not be required to make any further contributions to the Venture.

5.2 NEWMONT's Initial Contribution.

5.2.1 Phase-I Earn-In. As its Initial Contribution and subject to NEWMONT's right of withdrawal as set forth in **Section 11.3** NEWMONT shall contribute (i) the NEWMONT Claims; and (ii) Exploration Expenditures totaling US$5,000,000.00 ("Phase-I Earn-In") in accordance with the following schedule:

Exploration Expenditures and Due Dates	Amount	Aggregate Amount
On or before the 1st anniversary following the Effective Date	US$500,000	US$500,000
On or before the 2nd anniversary following the Effective Date	US$700,000	US$1,200,000
On or before the 3rd anniversary following the Effective Date	US$900,000	US$2,100,000
On or before the 4th anniversary following the Effective Date	US$1,400,000	US$3,500,000
On or before the 5th anniversary following the Effective Date	US$1,500,000	US$5,000,000

Within thirty (30) days after completing the Phase-I Earn-In, NEWMONT shall give Notice to PASO RICO of such completion, accompanied by a detailed written statement of all Exploration Expenditures not previously reported to PASO RICO pursuant to this **Subsection 5.2.1.2**

5.2.1.1 Deemed Value of Initial Contributions. Subject to **Subsection 5.2.3.2**, at such time as NEWMONT has completed Phase-I Earn-In, the value of NEWMONT's Initial Contribution shall be deemed to be US$5,000,000.00 and the value of PASO RICO's Initial Contribution shall be deemed to be US$2,692,308.00.

5.2.1.2 Operations During Earn-In Period. During time in which NEWMONT is completing the Phase-I Earn-In and, if NEWMONT elects to acquire an additional Participating Interest pursuant to Subsection 5.2.3, during the time in which NEWMONT is completing the Phase-II Earn-In (the periods during which NEWMONT is completing the Phase-I Earn-In and/or Phase-II Earn-In are hereinafter collectively referred to as the "Earn-In Period"), NEWMONT shall (i) fund one hundred percent (100%) of the costs of Operations, and (ii) have the sole right to determine the nature, scope, timing and extent of Operations that are conducted to satisfy the applicable Earn-In Exploration Expenditures, without any obligation to prepare Programs and Budgets. During the Earn-In Period, NEWMONT shall, in lieu of any reporting requirements under **Section 8.2**:

5.2.1.2.1 keep PASO RICO generally informed concerning all material Operations and other material activities affecting the Properties;

5.2.1.2.2 within thirty (30) days after the end of each calendar quarter, furnish to PASO RICO a reasonably detailed written report of all Operations conducted on or for the benefit of the Properties during the preceding quarter;

5.2.1.2.3 convene an annual meeting of the Management Committee to be held no sooner than ten (10) days, but no later than thirty (30) days, after Notice to PASO RICO of the quarterly detailed written report required to be furnished to PASO RICO under **Section 5.2.1.2** for the fourth calendar quarter, at which the Operations conducted during the preceding year will be reviewed;

5.2.1.2.4 at all reasonable times make available for inspection and copying by PASO RICO, at PASO RICO's cost, all factual and interpretive reports, studies and analyses concerning the Properties, and make all core and other samples available for inspection by PASO RICO; provided that NEWMONT shall not be deemed to have made any representation or warranty, express or implied, as to the accuracy or completeness of such data and information;

5.2.1.2.5 at all reasonable times allow representatives of PASO RICO to inspect Operations, at their risk and subject to NEWMONT's reasonable safety regulations; and

5.2.1.2.6 on or before a sixty (60) days after each anniversary of the Effective Date, submit to PASO RICO a statement of Exploration Expenditures incurred during the preceding year.

PASO RICO shall provide NEWMONT with Notice of any exceptions it may have to each statement of Exploration Expenditures submitted to it as provided in this **Section 5.2.1** within sixty (60) days after receipt of the statement. Failure to provide such notice within the sixty (60) day period shall constitute acceptance by PASO RICO of the statement.

5.2.1.3 <u>Post Phase-I Earn-in Obligations</u>. If NEWMONT, after completing the Phase-I Earn-In elects not to proceed with Phase-II Earn-In and thereafter fails to propose an annual Program and Budget of at least US$1,000,000 on two (2) successive anniversaries of completing the Phase-I Earn-In, then within ninety (90) days after the second failure by NEWMONT to propose such a Program and Budget, PASO RICO may propose a Program and Budget of at least US$1,000,000 to be fully funded by PASO RICO. NEWMONT shall then have thirty (30) days to elect to participate to the full extent of its Participating Interest in such Program and Budget or have its Participating Interest diluted in accordance with **Section 6.2.** If NEWMONT elects to have its Participating Interest diluted, PASO RICO shall become the Manager, and shall remain the Manager as long as it continues to propose subsequent Programs and Budgets; provided that, if NEWMONT elects to contribute to subsequent Programs and Budgets and its Participating Interest at such time is greater than PASO RICO's, NEWMONT shall become Manager.

5.2.2 <u>Excess Credited and Cash in Lieu</u>. In the event Exploration Expenditures in any period during Phase-I Earn-In exceed the minimum amounts set forth in **Subsection 5.2.1**, the excess shall be credited toward subsequent periods or Phase-II Earn-In as applicable. If NEWMONT fails to complete the required amount of Exploration Expenditures during any annual period, NEWMONT may elect, by Notice to PASO RICO given within thirty (30) days after the end of the period, to satisfy the minimum amount for a period by paying the amount of the shortfall, in cash, to PASO RICO. If NEWMONT makes such an election it shall pay the amount of the shortfall to PASO RICO twenty (20) days after giving Notice of its election to do so, unless within fifteen (15) days after such notice is given, PASO RICO elects by Notice to NEWMONT to require NEWMONT to spend the amount of the shortfall in Exploration Expenditures during the next annual period. Upon any such election by PASO RICO, the amount of the Exploration Expenditure shortfall shall be added to the Exploration Expenditure obligation for the next annual period, as prescribed in **Subsection 5.2.1**, and NEWMONT shall be obligated to expend at least the amount of such Exploration Expenditure shortfall for Exploration during such period, or, if NEWMONT would have completed Phase-I Earn-In by payment of such shortfall to PASO RICO, NEWMONT will be deemed to have completed its Phase-I Earn-In, and the shortfall amount shall be either (i) added to the amount NEWMONT is required to expend during the first annual period under **Subsection 5.2.3.1** if NEWMONT has elected Phase-II Earn-In, or (ii) shall be added to NEWMONT's proportionate share of the costs of the initial Program and Budget, if NEWMONT has not elected Phase-II Earn-In. NEWMONT's failure to timely complete the applicable Exploration Expenditures in accordance with this Article, if not cured within thirty (30) days after written Notice by PASO RICO of such default, unless NEWMONT in good faith disputes such default, in which case if not cured within thirty (30) days after a final judicial decision finding a default, shall be deemed to be a withdrawal of NEWMONT from the Venture. Upon, such withdrawal, the Venture shall terminate and NEWMONT shall be solely responsible for reclaiming all disturbance caused by its Operations.

5.2.3 Phase-II Earn-In.

5.2.3.1 NEWMONT's Election to Earn an Additional Participating Interest.

Upon completion of Phase-I Earn-In, NEWMONT may elect, in its sole discretion, to earn an additional fifteen percent (15 %) Participating Interest, for a total of an eighty percent (80%) Participating Interest, by preparing and delivering to PASO RICO a Positive Feasibility Study, as defined in **Exhibit F**. Newmont shall within one hundred eighty (180) days following the date that NEWMONT provides Notice to PASO RICO that NEWMONT has completed Phase-I Earn-In, notify PASO RICO whether it elects to continue to Phase-II Earn-In. If NEWMONT fails to provide such Notice to PASO RICO within such one hundred eighty (180) days, NEWMONT shall be deemed to have elected to continue to Phase-II Earn-In. Following NEWMONT's election or deemed election to continue to Phase-II Earn-In, NEWMONT may then elect not to complete Phase-II Earn-In, but in such event, NEWMONT shall not have earned any additional Participating Interest. Subject to **Subsection 5.2.3.2**, at such time as NEWMONT has completed Phase-II Earn-In, the value of NEWMONT's Initial Contribution shall be deemed to be its actual expenditures during Earn-In and the value of PASO RICO's Initial Contribution shall be deemed to be determined as follows:

PASO RICO's deemed Initial Contribution=Total Deemed Contributions x 0.2

Where: Total Deemed Contributions=Newmont's Contribution divided by 0.8

If NEWMONT elects, or is deemed to elect, to commence Phase-II Earn-In, until NEWMONT completes the Positive Feasibility Study, NEWMONT shall expend at least US$1,500,000 in Exploration Expenditures on or before the first anniversary and each subsequent anniversary of the date that NEWMONT elects, or is deemed to have elected, to commence Phase-II Earn-In. In the event Exploration Expenditures in any annual period during Phase-II Earn-In exceeds US$1,500,000, the excess shall be credited toward subsequent periods of Phase-II Earn-In. If NEWMONT fails to complete the minimum Exploration Expenditures for any Phase-II Earn-in anniversary date, NEWMONT may, in its sole discretion, elect by Notice to PASO RICO given within thirty (30) days after the end of such period, to satisfy such minimum amount for such period by paying, the amount of the shortfall, in cash, to PASO RICO. If NEWMONT makes such an election it shall pay the amount of the shortfall to PASO RICO) twenty (20) days after giving Notice of its election to do so, unless within fifteen (15) days after such notice is given, PASO RICO elects by Notice to NEWMONT to require NEWMONT to spend the amount of the shortfall in Exploration Expenditures during the next annual period. Upon any such election by PASO RICO, the amount of the Exploration Expenditure shortfall shall be added to the Exploration Expenditure obligation for the next annual period and NEWMONT shall be obligated to expend at least the amount of such Exploration Expenditure shortfall for Exploration during such ensuing period. NEWMONT's default in satisfying the US$1,500,000 annual Exploration Expenditures in accordance with this Subsection, if not cured within thirty (30) days after Notice by PASO RICO of such default, unless NEWMONT in good faith disputes such default, in which case if such default is not cured within thirty (30) days after a final judicial decision finding a default, shall be deemed solely as an election by NEWMONT not to complete Phase-II Earn-In, but shall not otherwise be deemed a default under this Agreement and shall not reduce or in any way affect NEWMONT's rights under this Agreement as to its vested 65% Participating Interest.

5.2.3.2 Notice to Commence Joint Funding.

Upon completion of its Initial Contribution under the applicable Phase-I Earn-In or Phase-II Earn-In, as determined above, NEWMONT shall provide Notice to PASO RICO of each such completion at least sixty (60) days before the commencement of the period in which it proposes to commence joint funding. Such Notice shall include a proposed Program and Budget for the following Program Period. PASO RICO shall, within sixty (60) days after delivery of such Notice, notify NEWMONT in writing that it will: (i) participate in joint funding at its then Participating Interest, or (ii) dilute its Participating Interest pursuant to Section 6.2.

5.2.3.3 Interim Funding.

The Participants recognize that there will be a delay between the time when Exploration Expenditures are actually incurred or paid and when monthly accounting reports become available for such period. Accordingly, all Exploration Expenditures or other expenditures incurred by NEWMONT subsequent to the applicable Phase-I Earn-In or Phase-II Earn-In and before an election by PASO RICO pursuant to **Subsection 5.2.3.2** shall be credited to NEWMONT in the first joint funding Program and Budget.

5.2.3.4 <u>Filing Obligations</u>. Subject to **Section 12.1**, prior to the commencement of joint funding, NEWMONT shall be responsible for making all governmental recordings/filings and paying all Government Fees due during the periods that it is completing Exploration Expenditures. All such payments shall be credited toward the Exploration Expenditures specified in **Subsections 5.2.1 and 5.2.3**.

5.3 <u>Cash Contributions</u>. After completion of NEWMONT's Initial Contribution under the applicable Earn-In election by NEWMONT, the Participants shall contribute funds for adopted Programs and Budgets in proportion to their respective Participating Interests, subject to elections permitted in **Subsection 5.2.3.2** and **Section 9.4**.

6. <u>PARTICIPATING INTERESTS</u>

6.1 <u>Participating Interests</u>

6.1.1 <u>Initial Participating Interests</u>. The Participants shall have the following initial Participating Interests:

NEWMONT – 65%
PASO RICO – 35%

provided, however, that if NEWMONT successfully completes the Phase II Earn-In, the Participants shall thereupon have the following Participating Interests:

NEWMONT – 80%
PASO RICO – 20%

6.1.2 <u>Changes in Participating Interests</u>. A Participant's Participating Interest shall only be changed as follows:

6.1.2.1 as provided in Subsection 5.2.3;

6.1.2.2 upon an election or deemed election by a Participant pursuant to **Section 9.4** not to contribute to an adopted Program and Budget;

6.1.2.3 as provided in **Section 6.4**;

6.1.2.4 in the event of default by a Participant in making its agreed upon contribution to an adopted Program and Budget, followed by an election by the other Participant to invoke **Subsection 6.3.2**;

6.1.2.5 upon withdrawal, pursuant to **Article 11**;

6.1.2.6 pursuant to a transfer by a Participant of all or a portion of its Participating Interest in accordance with **Article 13**; or

6.1.2.7 upon acquisition by either Participant of part or all of the Participating Interest of the other Participant, however arising.

6.2 <u>Voluntary Reduction in Participation – Dilution</u>. After NEWMONT has completed its Initial Contribution, a Participant may elect, as provided in **Subsection 5.2.3.2** or **Section 9.4**, to limit its contributions to an adopted Program and Budget (without regard to its vote on adoption of the Program and Budget) by not contributing at all to an adopted Program and Budget.

In such event, the non-diluting Participant shall then have the option to either fully fund the remaining portion of the adopted Program and Budget; or, within fifteen (15) days following the election of the diluting Participant under **Subsections 5.2.3.2(ii), or Subsection 9.4.2**, to propose a reduced alternative Program and Budget to which the Participants shall, within seven (7) days, make a election under **Subsection 5.2.3.2, Subsection 9.4.1 or Subsection 9.4.2**. If the non-diluting Participant elects to continue with the initially adopted Program and Budget, the Participating Interest of the Participant electing not to participate shall be recalculated at the time of election by dividing the sum of (a) the value of that Participant's Initial Contribution as defined in **Sections 5.1 or 5.2**, plus (b) the total of all that Participant's contributions to previous Programs and Budgets, by the sum of (a) and (b) above for all Participants, plus (c) the amount the non-diluting Participant elects to contribute to the approved Program and Budget, and multiplying the result by 100. That is:

$$\frac{\text{(a)+(b) diluting Participant}}{\text{(a)+(b) all Participants +(c)}} \times 100 = \text{recalculated Participating Interest}$$

The Participating Interest of the other Participant shall thereupon become the difference between 100% and the recalculated Participating Interest.

PASO RICO's Participating Interest shall be not be subject to dilution with respect to any Program Periods in which PASO RICO has elected the Financing Option provided by **Section 9.4.** As soon as practicable after the necessary information is available at the end of each Program Period, the Manager shall (i) recalculate each Participant's Participating Interest in accordance with the preceding formula to adjust, as necessary, the recalculations made at the beginning of such period to reflect actual contributions made by the participating Participant during the Program Period and (ii) advise the Participants of any adjustments in the distribution of Products made during such Program Period as may be necessary to properly reflect the appropriate share of each Participant in such Products in view of the adjusted Participating Interests. If the Manager advises the Participants that an adjustment in the shares of Products distributed during the preceding Program Period is required, the Participants will cooperate to promptly affect an appropriate adjustment. Except as otherwise provided in this Agreement, a diluting Participant shall retain all of its rights and obligations under this Agreement, including the right to participate in future Programs and Budgets at its recalculated Participating Interest.

6.3 Default in Making Contributions

6.3.1 If a Participant elects to contribute to an approved Program and Budget and then defaults in making a contribution or cash call under an approved Program and Budget, the non-defaulting Participant may, but shall not be not obligated to, advance the defaulted contribution on behalf of the defaulting Participant and treat the same, together with any accrued interest, as a demand loan bearing interest from the date of the advance at the rate provided in **Section 9.9**. The failure to repay such a demand loan within ten (10) days following demand shall be a default.

6.3.2 If a Participant defaults in making a contribution to an approved Program and Budget or a cash call under **Section 9.8**, or in repaying a loan under **Subsection 6.3.1**, as required hereunder, the defaulting Participant's Participating Interest shall be diluted using the formula set forth in **Section 6.2** except the defaulting Participant's Participating Interest shall be diluted by two-times the amount of dilution as would otherwise be calculated under Section 6.2.

6.4 Conversion of Minority Participating Interest.

6.4.1 Upon the reduction of its Participating Interest to ten percent (10%) or less, a Participant shall be deemed to have withdrawn from the Venture and shall relinquish its entire Participating Interest, free and clear of any Encumbrances arising by, through or under that Participant. Such relinquished Participating Interest shall be deemed to have accrued automatically to the other Participant, and the Participating Interest of the diluted Participant shall be converted to a Net Profits Interest.

6.4.2 If any Participant fails to participate in the first Program and Budget which includes in whole or in part Development or Mining, then the non-participating Participant shall be deemed to have withdrawn from the Venture and shall relinquish its entire Participating Interest, free and clear of any

Encumbrances arising by, through or under that Participant. Such relinquished Participating Interest shall be deemed to have accrued automatically to the other Participant, and the Participating Interest of the non-participating Participant shall be converted to Net Profits Interest.

6.5 <u>Continuing Liabilities Upon Adjustments of the Participating Interests</u>. Any actual or deemed withdrawal of a Participant or any reduction of a Participant's Participating Interest under this Agreement shall not relieve such Participant of its share of any liability, whether it accrues before or after such withdrawal or reduction, arising out of Operations conducted prior to such withdrawal or reduction, including, Environmental Compliance and other Continuing Obligations. For purposes of this **Section 6.5**, such Participant's share of such liability shall be equal to its Participating Interest at the time that the events or omissions giving rise to such liability occurred. The increased Participating Interest accruing to a Participant as a result of the reduction of the other Participant's Participating Interest shall be free from royalties, liens or other Encumbrances arising by, through or under such other Participant, other than Permitted Encumbrances and those to which both Participants have given their written consent.

6.6 <u>Documentation of Adjustments to Participating Interests</u>. An adjustment to a Participating Interest need not be evidenced during the term of this Agreement by the execution and recording of appropriate instruments, but each Participant's Participating Interest shall be shown in the books of the Manager. However, either Participant, at any time upon the request of the other Participant, shall execute and acknowledge instruments necessary to evidence or effectuate such adjustment in a form sufficient for recording in the jurisdiction where the Properties are located.

6.7 <u>Grant of Lien or Security Interest</u>

6.7.1 Subject to **Section 6.8**, each Participant grants to the other Participant a lien upon and a security interest in its Participating Interest, including all of its right, title and interest in the Assets and the Participant's share of Products, whenever acquired or arising, and the proceeds from and accessions to the foregoing.

6.7.2 The liens and security interests granted by **Subsection 6.7.1** shall secure every obligation or liability of the Participant granting such lien or security interest created under this Agreement, including the obligation to repay a loan granted under **Subsection 6.3.1**. Each Participant hereby agrees to take all action necessary to perfect such lien and security interests and hereby appoints the other Participant, its attorney-in-fact, to execute, file and record all financing statements and other documents necessary to perfect or maintain such lien and security interests.

6.8 <u>Subordination of Interests</u>. Each Participant to the extent allowed by applicable laws and security regulations; and if required, subject to approval by the Participant's Board of Directors, which approval shall not be unreasonably withheld, shall, from time to time, take all necessary actions, including execution of appropriate agreements, to pledge and subordinate its Participating Interests, any liens it may hold which are created under this Agreement, other than those created pursuant to **Section 6.7** hereof, and any other right or interest it holds with respect to the Assets (other than any statutory lien of the Manager) to any secured borrowings for Operations approved by the Management Committee.

6.9 <u>Effect of Conversion to a Net Profits Interest</u>. Upon conversion of a Participant's Participating Interest to a Net Profits Interest pursuant to **Subsections, 6.4.1, 6.4.2, 11.3 or 11.4,** this Agreement shall terminate, except for the rights and obligations under **Sections 2.5, 6.5, 11.5 through 11.10, 13.3,** and this **Section 6.9**. Upon either Participant's conversion to a Net Profits Interest, the Participants shall promptly execute appropriate conveyance instruments conveying the converting Participant's interest in the Assets to the non-converting Participant, and the Participants shall execute a Royalty Deed in the form of **Exhibit D**. After termination of the Venture as provided in this **Section 6.9**, any decision to place the Properties into production shall be at the sole discretion of the party owning the working interest in the Properties and if the Properties are in or are placed into production, such party shall have the unfettered right to suspend, curtail or terminate any such operations as it in its sole discretion may determine.

7. MANAGEMENT COMMITTEE

7.1 <u>Organization and Composition</u>. Upon execution of this Agreement, the Participants shall establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement. The Management Committee shall consist of two (2) members appointed by NEWMONT and two

(2) members appointed by PASO RICO. Each Participant may appoint one or more alternates to act and vote in the absence of a regular member. Any alternate so acting shall be deemed a member. Appointments shall be made or changed by prior written Notice to the other Participant.

7.2 <u>Decisions</u>.

    7.2.1 Each Participant, acting through its appointed members, shall have votes on the Management Committee, in proportion to its Participating Interest. Unless otherwise provided in this Agreement, the vote of a Participant with a Participating Interest greater than fifty percent (50%) shall determine the decisions of the Management Committee. In the event of a tie vote, the Participant designated as Manager shall have the deciding vote of the Management Committee, after considering the legitimate concerns of the other Participant. Prior to NEWMONT's completion of Phase-I Earn-In, NEWMONT shall be deemed to have a sixty-five percent (65%) Participating Interest and PASO RICO shall be deemed to have a thirty-five percent (35%) Participating Interest for purposes of voting on the Management Committee and for determining NEWMONT's right to be Manager.

    7.2.2 Notwithstanding the provisions of **Section 7.2.1**, the following matters shall require the unanimous approval of the Management Committee:

        Approval of a settlement of a claim involving payments, commitments or obligations in excess of Five Hundred Thousand Dollars (US$500,000);

        Dissolution, termination or liquidation of the Venture;

        Adoption of any Program and Budget for a period in excess of one (1) year;

        Commencement with respect to the Venture of a voluntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect, or the consent to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets; or making a general assignment for the benefit of creditors; the appointment of, consent to, request for or acquiescence in the appointment of a receiver; or the taking of other action in furtherance of any of the foregoing.

7.3 <u>Meetings</u>. Upon the commencement of joint funding, the Management Committee shall hold regular meetings at least annually in Denver, Colorado, U.S.A. or at other mutually agreed places. The Manager shall give thirty (30) days Notice to the Participants of such regular meetings (unless such Notice is waived by the Participants). Additionally, any Participant may call a special meeting upon seven (7) days Notice to the Manager and the other Participant (unless such Notice is waived by the Participants). In case of emergency, reasonable Notice of a special meeting shall suffice. With respect to a regular or special meeting of the Management Committee, there shall be a quorum if at least one member representing each Participant having greater than a twenty percent (20%) Participating Interest is present; provided, however, that in the event that a quorum does not exist at any such meeting, any Participant may reschedule the meeting, at a time at least two (2) days following the originally scheduled meeting but no later than seven (7) days following the originally scheduled meeting, and, at such rescheduled meeting, there shall be a quorum if at least one member representing any Participant is present. Each Notice of a meeting shall include an itemized agenda prepared by the Manager in the case of a regular meeting, or by the Participant calling the meeting in the case of a special meeting, but any matter may be considered with the consent of all Participants. The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the Participants within thirty (30) days after the meeting. The Participants shall have thirty (30) days after receipt to sign and return such copies or to provide any written comments on such minutes to the Manager. If a Participant timely submits written comments on such minutes, the Management Committee shall seek, for a period not to exceed thirty (30) days, to agree upon minutes of such meeting acceptable to the Participants. At the end of such period, failing agreement by the Participants on revised minutes, the minutes of the meeting shall be the original minutes as prepared by the Manager, together with the comments on the minutes made by the other Participant. These documents shall be placed in the minutes book maintained by the Manager. If personnel employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be a Venture cost. All other costs associated with Management Committee meetings shall be paid for by the Participants individually.

7.4 <u>Action Without Meeting</u>. Subject to the Notice and quorum requirements under **Section 7.3**, the Management Committee may hold meetings by telephone conferences in lieu of meetings in person, so long as minutes are prepared in accordance with **Section 7.3**. The Management Committee may also take actions in writing signed by all members.

7.5 <u>Matters Requiring Approval</u>. Except as otherwise delegated to the Manager in **Section 8.2** or as provided in **Subsection 5.2.1** the Management Committee shall have exclusive authority to determine all management matters related to this Agreement.

8. MANAGER

8.1 <u>Appointment</u>. The Participants hereby appoint NEWMONT as the Manager with overall management responsibility for Operations and to remain as Manager until it resigns or is removed pursuant to Section 8.4.

8.2 <u>Powers and Duties of Manager</u>. Subject to the terms and provisions of this Agreement, including but not limited to **Subsection 5.2.1.2**, the Manager shall have the following powers and duties:

8.2.1 The Manager shall manage, direct, and control Operations, and shall prepare and present to the Management Committee proposed Programs and Budgets;

8.2.2 The Manager shall implement the decisions of the Management Committee, shall make all expenditures necessary to carry out adopted Programs, and shall promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement;

8.2.3 The Manager shall use reasonable efforts to: (i) purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for Operations, such purchases and acquisitions to be made on the best terms available, taking into account all of the circumstances; (ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and (iii) keep the Assets free and clear of all Encumbrances, except for those existing at the time of, or created concurrent with, the acquisition of such Assets, or mechanic's or materialmen's liens which shall be released or discharged in a diligent manner, or Encumbrances specifically approved by the Management Committee;

8.2.4 The Manager shall conduct such title examinations and cure such title defects relating to the Properties as may be advisable in the reasonable judgment of the Manager;

8.2.5 The Manager shall: (i) make or arrange for all payments required by concessions, leases, licenses, permits, contracts, and other agreements related to the Assets; (ii) pay all taxes, assessments and like charges on Operations and Assets except taxes determined or measured by a Participant's sales revenue or net income. If authorized by the Management Committee, the Manager shall have the right to contest, in the courts or otherwise, the validity or amount of any taxes, assessments, or charges if the Manager deems them to be unlawful, unjust, unequal, or excessive, or to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment, or equalization thereof before the Manager shall be required to pay them, but in no event shall the Manager permit or allow title to the Assets to be lost as the result of the non-payment of any taxes, assessments, or like charges; and (iii) do all other acts reasonably necessary to maintain the Assets;

8.2.6 The Manager shall: (i) apply for all necessary permits, licenses and approvals; (ii) comply with the Laws; (iii) notify promptly the Management Committee of any allegations of substantial violation thereof; and (iv) prepare and file all reports or notices required for Operations. In the event of any violation of permits, licenses, Laws or approvals, the Manager shall timely cure or dispose of such violation through performance, payment of fines and penalties, or both, and the cost thereof subject to Section 8.3, shall be charged to the Joint Account; provided, however that to the extent such costs are a result of Manager's failure to meet the standards of care under Section 8.3, such costs shall not be included in Exploration Expenditures;

8.2.7 The Manager shall notify the other Participant promptly of any litigation, arbitration, or administrative proceeding commenced against the Venture. The Manager shall prosecute and defend, but shall not initiate without consent of the Management Committee, all litigation or administrative proceedings arising out of Operations. The non-managing Participant shall have the right to participate, at its own expense, in such litigation or administrative proceedings. The Management Committee shall approve in advance any settlement involving payments, commitments or obligations in excess of US$100,000 in cash or value;

8.2.8 The Manager may dispose of Assets, whether by sale, assignment, abandonment or other transfer, in the ordinary course of business, except that Properties may be abandoned or surrendered only as provided in **Article 12**. However, without prior authorization from the Management Committee, the Manager shall not: **(i)** dispose of Assets in any one transaction having a value in excess of US$100,000; (ii) enter into any sales contracts or commitments for Products, except as permitted in Section 10.2; (iii) begin a liquidation of the Venture; or (iv) dispose of all or a substantial part of the Assets necessary to achieve the purposes of the Venture;

8.2.9 Subject to Section 8.6, the Manager shall have the right to carry out its responsibilities hereunder through agents, Affiliates or independent contractors;

8.2.10 The Manager shall keep and maintain all required accounting and financial records pursuant to the Accounting Procedure and in accordance with generally accepted U.S. GAAP accounting procedures consistently applied;

8.2.11 The Manager shall select and employ at competitive rates all supervision and labor necessary or appropriate to all Operations hereunder. All persons employed hereunder, the number thereof, their hours of labor and their compensation shall be determined by the Manager, and they shall be employees of the Manager and not of the Venture;

8.2.12 After joint funding commences, the Manager shall keep the Management Committee advised of all Operations by submitting in writing to the Management Committee: **(i)** quarterly progress reports which shall include a financial report, due within thirty (30) days of the end of each calendar quarter, which include statements of expenditures and comparisons of such expenditures to the adopted Budget; **(ii)** periodic summaries of data acquired; **(iii)** copies of reports concerning Operations; **(iv)** a detailed final report within sixty (60) days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures; and **(v)** such other reports as a Participant may reasonably request. At all reasonable times, the Manager shall provide the Management Committee or the representative of any Participant, upon the request of any member of the Management Committee, access to, and the right to inspect and copy, all information acquired in Operations, including maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records. In addition, the Manager shall allow the non-managing Participant, at its sole risk and expense, and subject to reasonable safety regulations, to inspect the Assets and Operations at all reasonable times, so long as the inspecting Participant does not unreasonably interfere with Operations.

8.2.13 The Manager shall arrange insurance for the benefit of the Participants, in such amounts and of such nature as the Manager acting reasonably deems necessary to protect the Assets and Operations of the Venture. The insurance arranged by the Manager for the Participants shall be not less than the following coverages and limits: (i) Public Liability and Property Damage insurance with a limit of not less than US$2,000,000 combined single limit bodily injury and property damage each occurrence, which shall include: (a) coverage for liability arising from premises, operations, independent contractors, products-completed operations, personal injury and liability assumed under an insured contract (including the tort liability of another assumed in a business contract) and where an exposure exists, explosion, collapse and underground (XCU) coverage; (b) a provision that such insurance is primary insurance with respect to the interest of each Participant and that any other insurance or self-insurance maintained by the Participants is excess and noncontributory; (c) each Participant shall be named as an Insured or Additional Insured. (ii) Automobile Liability insurance covering owned, non-owned and hired vehicles in the amount of not less than statutory limits or US$500,000, which ever is greater. (iii) Worker's Compensation and Employers Liability insurance covering all claims by or in respect to the employees of the Manager or Venture, which shall include (a) Workers Compensation coverage for the statutory limits of all claims under Law where the work is being performed; (b) Employers Liability Insurance coverage with a limit of US$500,000 for all personal injuries and death in one accident; (iv) Property Damage insurance on a "all risk" replacement cost basis with a deductible of not more than US$1,000,000 per occurrence property damage and 30 days business interruption; and (v) Aircraft Liability Insurance if an exposure exists Manager will require the aircraft to carry Comprehensive Aircraft Liability insurance, including Passenger Liability coverage of not less than US$5,000,000 combined single limit for bodily injury and property damage, per occurrence or US$1,000,000 per seat, which ever is greater. The Venture and each Participant shall be named as an additional insured;

8.2.14 Subject to **Subsection 5.2.3.4**, the Manager shall perform or cause to be performed all assessment and other work, and shall pay all Government Fees required by Law in order to maintain in good standing the Lease and all other mining leases, surface leases, the Claims and other tenures included within the Properties. The Manager shall have the right to perform the assessment work required hereunder pursuant to a common plan of exploration on other properties. The Manager shall timely record and file with the appropriate governmental office any required affidavits, notices of intent to hold and other documents in proper form attesting to the payment of Government Fees and the performance of assessment work, in each case in sufficient detail to reflect compliance with the applicable requirements;

8.2.15 If authorized by the Management Committee, the Manager may: (i) locate, amend or relocate any unpatented mining claim or mill site or tunnel site, (ii) locate any fractions resulting from such amendment or relocation, (iii) apply for patents or mining leases or other forms of mineral tenure for any such unpatented claims or sites, (iv) abandon any unpatented mining claims for the purpose of locating mill sites or otherwise acquiring from the United States rights to the ground covered thereby, (v) abandon any unpatented mill sites for the purpose of locating mining claims or otherwise acquiring from the United States rights to the ground covered thereby, (vi) exchange with or convey to the United States any of the Properties for the purpose of acquiring rights to the ground covered thereby or other adjacent ground, and (vii) convert any unpatented claims or mill sites into one or more leases or other forms of mineral tenure pursuant to any federal law hereafter enacted.

8.2.16 The Manager shall prepare an Environmental Compliance plan for all Operations consistent with the requirements of any applicable Laws or contractual obligations and shall include in each Program and Budget sufficient funding to implement the Environmental Compliance plan and to satisfy the financial assurance requirements of any applicable Law or contractual obligation pertaining to Environmental Compliance. To the extent practical, the Environmental Compliance plan shall incorporate concurrent reclamation of Properties disturbed by Operations;

8.2.17 The funds contributed by the Participants pursuant to **Section 9.8** for Environmental Compliance shall be deposited into the Environmental Compliance Fund, which shall be maintained by the Manager in a separate, interest bearing cash management account, which may include, but is not limited to, money market investments and money market funds, and/or in longer term investments if approved by the Management Committee. Funds in the Environmental Compliance Fund shall be used solely for Environmental Compliance, including the committing of such funds, interests in property, insurance or bond policies, or other security to satisfy Laws regarding financial assurance for the reclamation or restoration of the Properties, and for other Environmental Compliance requirements;

8.2.18 The Manager shall undertake to perform Continuing Obligations when and as economic and appropriate, whether before or after termination of the Venture. The Manager shall have the right to delegate performance of Continuing Obligations to persons having demonstrated skill and experience in relevant disciplines, but shall remain liable for the performance of any such Continuing Obligations to the extent herein provided. As part of each Program and Budget submittal, the Manager shall specify in such Program and Budget the measures to be taken for performance of Continuing Obligations and the cost of such measures. The Manager shall keep the other Participant reasonably informed about the Manager's efforts to discharge Continuing Obligations. Authorized representatives of each Participant shall have the right from time to time to enter the Properties to inspect work directed toward satisfaction of Continuing Obligations and audit books, records, and accounts related thereto;

8.2.19 If Participating Interests are adjusted in accordance with this Agreement the Manager shall propose from time to time one or more methods for fairly allocating costs for Continuing Obligations in a manner consistent with **Section 6.5**; and

8.2.20 The Manager shall pay on behalf of the Venture the royalty required under the Phelps Dodge Agreements insofar and only to the extent that such royalty applies to the Properties and Products under this Agreement; provided, however, in the event such royalty applies only to the Participating Interest of a Participant, the Manager shall pay the royalty only from such Participant's share of Products.

8.2.21 The Manager shall undertake all other activities reasonably necessary to fulfill the foregoing.

8.3 <u>Standard of Care</u>. The Manager shall discharge its duties under **Section 8.2** and conduct all Operations in a good, workmanlike and efficient manner, in accordance with sound mining, environmental and other applicable industry standards and practices, and in material compliance with the terms and provisions of concessions, leases, licenses, permits, contracts and other agreements pertaining to Assets. The Manager shall not be liable to the non-managing Participant for any act or omission resulting in damage, loss cost, penalty or fine to the Venture or non-managing Participant, except to the extent caused by or attributable to the Manager's willful misconduct or gross negligence. The Manager shall not be in default of its duties under this Agreement, if its inability to perform results from the failure of the non-managing Participant to perform acts or to contribute amounts required of it by this Agreement.

8.4 <u>Resignation; Deemed Offer to Resign</u>. The Manager may resign upon not less than thirty (30) day's prior Notice to the Management Committee, in which case the other Participant shall select the successor Manager by Notice to the Management Committee within thirty (30) days after the Notice of resignation, and may appoint itself as the successor Manager. If any of the following shall occur, the Manager shall be deemed to have offered to resign, which offer shall be accepted by the other Participant (along with the appointment of a successor Manager), if at all, within ninety (90) days following such deemed offer:

8.4.1 Subject to **Section 8.1**, the Participating Interest of the Manager (inclusive of any entity claiming through the Manager as provided in **Subsection 13.2.7**) ceases to be the highest between the Participants, provided; however, that in the event the Manager transfers its Participating Interest to an Affiliate, such Affiliate shall automatically become the Manager; or

8.4.2 The Manager fails to perform a material obligation imposed upon it under this Agreement, and such failure continues for a period of sixty (60) days after Notice from the other Participant demanding performance; or

8.4.3 The Manager fails to pay the Venture's bills within ninety (90) days after they are due, unless the Manager contests such bills in good faith; or

8.4.4 The appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official is appointed for a substantial part of the Manager's assets, and such appointment is neither made ineffective nor discharged within thirty (30) days after the making thereof, or such appointment is consented to, requested by, or acquiesced in by the Manager; or

8.4.5 The Manager commences a voluntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; or consents to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets; or makes a general assignment for the benefit of creditors; or takes corporate or other action in furtherance of any of the foregoing; or

8.4.6 Entry is made against the Manager of a judgment, decree or order for relief affecting its ability to serve as Manager, or a substantial part of its Participating Interest or other assets by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency or other similar law of any jurisdiction now or hereafter in effect.

Under **Subsections 8.4.4, 8.4.5 or 8.4.6** above, any appointment of a successor Manager shall be deemed to pre-date the event causing a deemed offer of resignation.

8.5 <u>Payments to Manager</u>. The Manager shall be compensated for its services and reimbursed for its costs hereunder in accordance with the Accounting Procedure set forth in **Exhibit C**. During Phase I and Phase II Earn-In Periods, the Manager shall not be compensated or reimbursed as provided in the Accounting Procedure; but rather such costs will be treated as a credit against Exploration Expenditures.

8.6 <u>Transactions With Affiliates</u>. If the Manager engages Affiliates to provide services hereunder, it shall do so on terms no less favorable than would be the case with unrelated persons in arm's-length transactions.

8.7 <u>Independent Contractor</u>. The Manager is and shall act as an independent contractor and not as the agent of the other Participant. The Manager shall maintain complete control over its employees and all of its subcontractors with respect to performance of the Operations. Nothing contained in this Agreement or any subcontract awarded by the Manager shall create any contractual relationship between any subcontractor and the other Participant. The Manager shall have complete control over and supervision of Operations and shall direct and supervise the same so as to ensure their conformity with this Agreement.

9. PROGRAMS AND BUDGETS

9.1 Operations Pursuant to Programs and Budgets. After Notice of commencement of joint funding pursuant to **Subsection 5.2.3.2**, Operations shall be conducted, expenses shall be incurred, and Assets shall be acquired only pursuant to an initial Program and Budget under **Subsection 5.2.3.2** or a subsequent - Program and Budget approved pursuant to **Section 9.2**. Every Program and Budget adopted pursuant to this Agreement shall provide for accrual of reasonably anticipated Environmental Compliance expenses for all operations contemplated under the Program and Budget.

9.2 Presentation of Programs and Budgets. Proposed Programs and Budgets shall be prepared by the Manager and shall be for six (6) month periods or any longer periods not to exceed one (1) year. Each adopted Program and Budget, regardless of length, shall be reviewed at least once per year at the annual meeting of the Management Committee. Notwithstanding whether a portion of a previous period's Program and Budget is being carried forward to fund activities continuing beyond the current year, at least forty five (45) days prior to the annual meeting of the Management Committee, a proposed Program and Budget for the succeeding period shall be prepared by the Manager and submitted to the Participants. Within twenty (20) days of receipt of the proposed Program and Budget, the Participants may submit written comments to the Manager detailing revisions or modifications that they would like to have made to the proposed Program and Budget. If such written comments are received, the Manager, working with the other Participant, shall seek for a period of time not to exceed fifteen (15) days to develop a revised Program and Budget acceptable to both Participants. The Manager shall submit any revised proposed Program and Budget to the Participants at least five (5) days prior to the meeting of the Management Committee at which the proposed Program and Budget is to be considered.

9.3 Adoption of Proposed Programs and Budgets. The Management Committee shall consider and vote on each proposed Program and Budget submitted to the Participants by the Manager pursuant to **Section 9.2**.

9.4 Election to Participate. By Notice to the Management Committee within twenty (20) days after the final vote adopting a Program and Budget, a Participant may elect to contribute to such Program and Budget as follows:

> 9.4.1 in proportion to its respective Participating Interest as of the beginning of the Program Period covered thereby; or

> 9.4.2 not at all, in which case its Participating Interest shall be recalculated as provided in **Section 6.2**, and such recalculated Participating Interest shall be effective the first day of the Program Period of the adopted Program and Budget.

A Participant must elect to either contribute in proportion to its Participating Interest or not to contribute at all to an adopted Program and Budget. A Participant may not elect to contribute at a rate that is equivalent to less than its Participating Interest. If a Participant fails to provide Notice to the Management Committee under this **Section 9.4**, the Participant will be deemed to have elected to contribute to such Program and Budget in proportion to its Participating Interest at the beginning of such Program Period.

Notwithstanding the foregoing provisions of this **Section 9.4** or any other provision of this Agreement; at any time at or after which PASO RICO's Participating Interest has been reduced to twenty percent (20%) or less as a result of either (i) NEWMONT's completion of the Phase II Earn-in or (ii) dilution of its Participating Interest as provided in **Section 6.2**, PASO RICO may elect by Notice to NEWMONT to have NEWMONT fund PASO RICO's share of all Venture expenditures until the commencement of Mining on the Properties (the "Financing Option"). If PASO RICO has elected the Financing Option, upon commencement of Mining, the Participants shall once again fund Venture expenditures in accordance with their respective Participating Interests, subject to the election provided by **Subsection 9.4.2** If PASO RICO elects the Financing Option, NEWMONT shall recover all of the Venture expenditures it incurs on PASO RICO's behalf pursuant to the Financing Option, plus interest at LIBOR + 3% from the date such expenditures are made until the date they are recovered by NEWMONT, if at all, only from ninety percent (90%) of PASO RICO's share of Products or any distributions from the Venture.

9.5 <u>Budget Overruns; Program Changes</u>. The Manager shall immediately notify the Management Committee of any material departure from an adopted Program and Budget. If the Manager exceeds the total of an adopted Budget by more than ten percent (10%), then the excess over ten percent (10%), unless directly caused by an emergency or unexpected expenditure made pursuant to **Section 9.6** or unanimously authorized or ratified by the Management Committee, shall be for the sole account of the Manager and such excess shall not be included in the calculations of the Participating Interests. Budget overruns of ten percent (10%) or less shall be borne by the Participants in proportion to their respective Participating Interests as of the time the overrun occurs.

9.6 <u>Emergency Expenditures</u>. In case of emergency, the Manager may take any action it deems necessary to protect life, limb or property, to protect the Assets or to comply with Law. The Manager may also make reasonable expenditures on behalf of the Participants for unexpected events that are beyond its reasonable control. In the case of an emergency or unexpected expenditure, the Manager shall promptly notify the Participants of the expenditure, and the Manager shall be reimbursed therefor by the Participants in proportion to their respective Participating Interests at the time the emergency or unexpected expenditure is incurred.

9.7 <u>Monthly Statements</u>. After Notice to commence joint funding, the Manager shall submit to the Management Committee monthly statements of account reflecting in reasonable detail the charges and credits to the Joint Account.

9.8 <u>Cash Calls</u>. On the basis of adopted Programs and Budgets, the Manager shall submit to each Participant, prior to the fifteenth (15th) day of each month, a billing for estimated cash and Environmental Compliance Fund requirements for the next month. Within fifteen (15) days after receipt of each billing, or a billing made pursuant to **Sections 9.6 or 11.4**, each Participant shall advance to the Manager its proportionate share of the estimated amount. Time is of the essence of payment of such billings. The Manager shall at all times maintain a cash balance approximately equal to the rate of disbursement for up to two (2) months. After a decision has been made to begin Development, all funds in excess of immediate cash requirements shall be invested in interest-bearing accounts for the benefit of the Joint Account.

9.9 <u>Failure to Meet Cash Calls</u>. A Participant that fails to meet cash calls in the amount and at the times specified in **Section 9.8** shall be in default, and the amounts of the defaulted cash call shall bear interest from the date due at an annual rate equal to five (5) percentage points over the Prime Rate or the maximum interest rate permitted by law, if less than this. "<u>Prime Rate</u>" means the annual percentage rate in effect from time to time for demand, commercial loans quoted by CITIBANK, N.A. at its main branch in New York City, New York, U.S.A. to its most credit-worthy customers. Such interest shall accrue to the benefit of and be payable to the non-defaulting Participant, but shall not be deemed as amounts contributed by the non-defaulting Participant in the event dilution occurs in accordance with **Article 6**. The non-defaulting Participant shall have those rights, remedies and elections specified in **Section 6.3**, as well as any other rights and remedies available to it by Law.

9.10 <u>Audits</u>. Upon request of any Participant made within twenty-four (24) months following the end of any calendar year (or, if the Management Committee has adopted an accounting period other than the calendar year, within twenty-four (24) months after the end of such period), the Manager shall order an audit of the accounting and financial records for such calendar year (or other accounting period). All exceptions to the audit and claims upon the Manager for discrepancies disclosed by such audit shall be made in writing not later than three (3) months after receipt of the audit report by the Participant that requested the audit. A Participant's failure to make such exceptions or claims within the three (3) month period shall **(i)** mean that the audit is correct and binding upon the Participants and **(ii)** result in a waiver of any right to make claims upon the Manager for discrepancies disclosed by the audit. The audits shall be conducted by an independent national firm of certified public/chartered accountants selected by the Manager, unless otherwise agreed by the Management Committee. In addition each Participant shall have the right to conduct an independent audit of all books, records and accounts, at the expense of the requesting Participant, and which audit right will be limited to the period not more than twenty-four (24) months prior to the calendar year in which the audit is conducted. All exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made in writing within - three (3) months after completion or delivery of such audit, or they shall be deemed waived.

10. DISPOSITION OF PRODUCTION

10.1 <u>Taking In Kind</u>. Each Participant shall take in kind or separately dispose of its share of all Products in accordance with its Participating Interest. Any extra expenditure incurred in the taking in kind or separate disposition by any Participant of its proportionate share of Products shall be borne by such Participant. Nothing in this Agreement shall be construed as providing, directly or indirectly, for any joint or cooperative marketing or selling of Products or permitting the processing of Products of anyone other than the Participants at any processing facilities constructed by the Participants pursuant to this Agreement. The Manager shall give the Participants Notice at least ten (10) days in advance of the delivery location and date upon which their respective shares of Products will be available.

10.2 <u>Failure of Participant to Take in Kind</u>. If a Participant fails to take its share of Products in kind, the Manager may, but is not obligated, to sell such share on behalf of that Participant at not less than the prevailing market price in the area for a period of time consistent with the minimum needs of the industry, but not to exceed one (1) year from the date of Notice under **Section 10.1**. Subject to the terms of any such contracts of sale then outstanding, during any period that the Manager is selling a Participant's share of production, the Participant may elect by Notice to the Manager to take in kind. The Manager shall be entitled to deduct from proceeds of any sale by it for the account of a Participant reasonable expenses incurred in such a sale.

10.3 <u>Hedging</u>. Neither Participant shall have any obligation to account to the other Participant for, nor have any interest or right of participation in any profits or proceeds, nor have any obligation to share in any losses, from future contracts, forward sales, trading in puts, calls, options or any similar hedging, price protection or marketing mechanism employed by a Participant with respect to its proportionate share of any Products produced or to be produced from the Properties.

11. WITHDRAWAL AND TERMINATION

11.1 <u>Termination by Agreement</u>. The Participants may mutually terminate the Venture at any time by written agreement.

11.2 <u>Termination Where No Program Proposed</u>. Subject to **Subsection 5.2.1.3**, if neither Participant proposes a Program and Budget - for a period of two (2) consecutive years, then the Venture shall terminate.

11.3 <u>Withdrawal and Termination by NEWMONT Prior to Completion of its Initial Contribution</u>. Prior to the completion of its Initial Contribution, NEWMONT may withdraw from the Venture for any reason, upon not less than thirty (30) days prior written Notice to PASO RICO; provided, however, that if NEWMONT has not completed US$500,000 in Exploration Expenditures, pursuant to **Subsection 5.2.1**, NEWMONT shall pay to PASO RICO an amount equal to the difference between US$500,000 and the amount of Exploration Expenditures actually made. Upon such withdrawal:

> 11.3.1 NEWMONT's Participating Interest shall be deemed to be transferred to PASO RICO and the Venture shall terminate;

> 11.3.2 NEWMONT shall promptly execute and deliver to PASO RICO a conveyance of all of NEWMONT's right, title and interest in and to the Properties, free and clear of any Encumbrance, other than Permitted Encumbrances, arising by, through or under NEWMONT;

> 11.3.3 NEWMONT shall provide to PASO RICO, at no additional cost, all data (factual, interpretative and any other internal technical information) not previously provided.

> 11.3.4 If, within fifteen (15) days following Notice that NEWMONT has elected to withdraw from the Venture, PASO RICO delivers to NEWMONT Notice that it desires to receive an assignment of any permits, licenses or access rights covering the Properties, which are then held by NEWMONT, NEWMONT shall assign such permits, licenses or rights to PASO RICO provided (i) such assignment is allowed under applicable Laws; (ii) PASO RICO posts any financial surety or bond required under such permits, licenses or rights; and (iii) the agency or other party responsible for administering the permits, licenses or rights releases any financial surety or bond posted by NEWMONT and provides a written release of NEWMONT from further obligations under the permits, licenses or rights.

11.3.5 NEWMONT shall be solely responsible for reclaiming all disturbance on the Properties caused by NEWMONT prior to or after its withdrawal, to the extent required by Law, and shall promptly conduct such reclamation; unless, (i) within fifteen (15) days following Notice that NEWMONT has elected to withdraw from the Venture, PASO RICO agrees in writing with NEWMONT to assume such responsibility; (ii) PASO RICO promptly thereafter posts any financial surety or bonding required with respect to the reclamation of such disturbance; and (iii) the agency or other party having authority to enforce such reclamation requirements provides a written release of NEWMONT for such reclamation obligations.

Following withdrawal of NEWMONT from the Venture pursuant to this **Section 11.3**, NEWMONT shall retain a reasonable right of access across the Properties for purpose of conducting reclamation it is required to perform.

11.4 <u>Withdrawal and Termination Following Completion of NEWMONT's Initial Contribution</u>. After NEWMONT completes its Initial Contribution, either Participant may elect to withdraw from the Venture upon the later of not less than sixty (60) days Notice to the other Participant, or the end of the then current Program Period. Upon such withdrawal, the Venture shall terminate, and the withdrawing Participant shall be deemed to have transferred to the remaining Participant, without cost and free and clear of royalties, liens or other Encumbrances arising by, through or under such withdrawing Participant, except those which all Participants have given their written consent after the Effective Date of this Agreement, all of its Participating Interest. Any withdrawal under this **Section 11.4** shall not relieve the withdrawing Participant of its share of liabilities to third parties (whether such accrues before or after such withdrawal) arising out of Operations conducted prior to such withdrawal. For purposes of this **Section 11.4**, the withdrawing Participant's share of such liabilities shall be equal to its Participating Interest at the time that the act or omission giving rise to such liability occurred.

11.5 <u>Continuing Obligations</u>. On termination of the Venture, the Participants shall remain liable for Continuing Obligations, including Environmental Liabilities, until final settlement of all accounts and for any liability, whether it accrues before or after termination, if it arises out of Operations during the term of the Agreement. For purposes of this **Section 11.5**, a Participant's share of such liabilities shall be equal to its Participating Interest at the time that the act or omission giving rise to such liability occurred.

11.6 <u>Disposition of Assets on Termination</u>. Promptly after termination under **Sections 11.1 or 11.2**, the Manager shall take all action necessary to wind up the activities of the Venture and to dispose of or distribute the Assets, and all costs and expenses incurred in connection with the termination of the Venture shall be expenses chargeable to the Venture.

11.7 <u>Right to Data After Termination</u>. After termination of the Venture under **Sections 11.1, 11.2, or 11.3** each Participant shall be entitled to copies of all information acquired hereunder as of the date of termination and not previously furnished to it, but a terminating or withdrawing Participant shall not be entitled to any such copies after any other termination or withdrawal.

11.8 <u>Non-Compete Covenants</u>. Neither a Participant that is deemed to have withdrawn pursuant to **Section 6.4** or has withdrawn pursuant to **Sections 11.3 or 11.4**, nor any Affiliate of such a Participant, shall directly or indirectly acquire any interest in property within the Area of Interest for two (2) years after the effective date of withdrawal. If the withdrawing Participant, or the Affiliate of a withdrawing Participant, breaches this **Section 11.8**, such Participant or Affiliate shall be obligated to offer to convey to the non-withdrawing Participant, without cost, any such property or interest so acquired. Such offer shall be made in writing and can be accepted by the non-withdrawing Participant at any time within forty-five (45) days after it is received by such non-withdrawing Participant.

11.9 <u>Continuing Authority</u>. On termination of the Venture under **Sections 6.9, 11.1, 11.2, 11.3 or 11.4,** the Participant that was the Manager prior to such termination or withdrawal (or the other Participant in the event of a withdrawal by the Manager) shall have the power and authority to do all things on behalf of both Participants which are reasonably necessary or convenient to:

11.9.1 wind-up Operations; and

11.9.2 complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal. The Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation,

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prosecute and defend actions on behalf of both Participants and the Venture, encumber Assets, and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, a common interest or a common liability.

11.10 <u>Survival of Ingress and Egress After Termination</u>. After termination of the Venture, the Participants shall continue to have rights of ingress and egress to the Properties for purposes of ensuring Environmental Compliance.

12. ABANDONMENT AND SURRENDER

12.1 The Management Committee may authorize the Manager to surrender or abandon some or all of the Properties. If the Management Committee authorizes any such surrender or abandonment over the objection of a Participant, the Participant that desires to abandon or surrender shall assign to the objecting Participant, by deed, assignment, or appropriate document, and without cost to the objecting Participant, all of the surrendering Participant's interest in the Properties to be abandoned or surrendered, and the abandoned or surrendered Properties shall cease to be part of the Properties. Provided, however, the objecting Participant shall assume all responsibility and liabilities, including but not limited to Environmental Liabilities, with regard to the surrendered or abandoned Properties, with the sole exception being when a portion of the Properties is abandoned or surrendered within thirty (30) days prior to any payment that is required to maintain such Properties. In this instance the Manager shall, on behalf of the Venture, make the payment in advance of deeding those Properties to the objecting Participant.

12.2 In the event NEWMONT decides to abandon its interest in any of the NEWMONT Outside Claims, it shall give PASO RICO Notice of such decision and PASO RICO shall have fifteen (15) days after receipt of such a Notice to notify NEWMONT in writing that it desires to acquire NEWMONT's interest in such claims. If PASO RICO elects to acquire such claims, NEWMONT shall execute and deliver to PASO RICO a quit claim deed, which (i) reserves to NEWMONT a Net Profits Interest in any production of minerals from the transferred claims, and (ii) is subject to that certain Consulting Agreement dated April 8, 2004 between Newmont Overseas Exploration Limited and Bronco Creek Exploration and Mining Incorporated. Upon delivery of such quit claim deed, PASO RICO shall assume all responsibilities and liabilities, including but not limited to Environmental Liabilities, with regard to the transferred claims. If NEWMONT delivers to PASO RICO any notice of abandonment less than thirty (30) days prior to the claim maintenance fee due date for the subject claims, and PASO RICO elects to acquire such claims, NEWMONT shall timely pay such claim maintenance fee on the claims prior to delivering the quit claim deed to PASO RICO. The provisions of this **Subsection 12.2** shall not apply to any transfer of any of the NEWMONT Outside Claims by NEWMONT to any other party, nor to any abandonment of such claims that is done for the purpose of relocating new mining claims on the subject land.

13. TRANSFER OF INTEREST

13.1 <u>General</u>. A Participant shall have the right to transfer to any third party all or any part of its interest in or to this Agreement, its Participating Interest, or the Assets solely as provided in this **Article 13**. For the purposes of this **Article 13** the word "transfer" shall mean to convey, sell, assign, grant an option, create an Encumbrance or in any manner transfer or alienate, but shall exclude creating an Encumbrance for the purposes of obtaining financing pursuant to **Section 13.5**.

13.2 <u>Limitations on Free Transferability</u>. Any transfer by a Participant under **Section 13.1** shall be subject to the following terms and conditions:

    13.2.1 No Participant shall transfer any interest in this Agreement or the Assets (including but not limited to any royalty, profits or other interest in the Products) except by transfer of part or all of a Participating Interest;

    13.2.2 No transferee of all or part of any Participating Interest shall have the rights of a Participant unless and until the transferring Participant has provided to the other Participant Notice of the transfer, and the transferee, as of the effective date of the transfer, has committed in writing to be bound by this Agreement to the same extent and nature as the transferring Participant;

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13.2.3 No transfer permitted by this **Article 13** shall relieve the transferring Participant of its share of any liability, whether accruing before or after such transfer, which arises out of Operations conducted prior to such transfer;

13.2.4 Neither Participant, without the consent of the other, shall make a transfer that would violate any Law, or result in the cancellation of any permits, licenses, or other similar authorizations;

13.2.5 The transferring Participant and the transferee shall bear all tax consequences of the transfer;

13.2.6 Any such transfer shall be subject to a preemptive right in the other Participant as provided in **Section 13.3**;

13.2.7 In the event of a transfer of less than all of a Participating Interest, the transferring Participant and its transferee shall act and be treated as one Participant, and in such event in order for the transfer to be effective, the transferring Participant and its transferee shall provide written Notice to the non-transferring Participant designating a sole authorized agent to act on behalf of their collective Participating Interest. Such Notice shall provide that (i) the agent has the sole authority to act on behalf of, and to bind the transferring Participant and its transferee on all matters pertaining to this Agreement or the Venture, (ii) the notified Participant may rely on all decisions of, Notices and other communications from, and failures to respond by, the agent, as if given (or not given) by the transferring Participant and its transferee; and (iii) all decisions of, Notices and other communications from, and failures to respond by, the notified Participant to the agent shall be deemed to have been given (or not given) to the transferring Participant and its transferee.

13.3 <u>Preemptive Right</u>. Except as otherwise provided in **Section 13.4**, if a Participant desires to transfer all or any part of its Participating Interest or a past Participant desires to transfer all or any part of a Net Profits Interest, or an Affiliate desires to transfer Control of a Participant, the other Participant shall have a preemptive right as provided in this **Section 13.3**.

13.3.1 If a past or present Participant intends to transfer all or any part of its Participating Interest or any Net Profits Interest, or an Affiliate of either Participant intends to transfer Control of such Participant, the transferring Participant or Affiliate ("<u>Transferring Entity</u>") shall promptly notify the other Participant of its intentions. The Notice shall state the price and all other pertinent terms and conditions of the intended transfer, and shall be accompanied by a copy of the offer or contract for sale. If the consideration for the intended transfer is, in whole or in part, other than monetary, the Notice shall describe such consideration and its monetary fair market value in United States currency. The other Participant shall have thirty (30) days from the date such Notice is delivered to notify the Transferring Entity whether it elects to acquire the offered interest at the same price (or its monetary equivalent) and on the same terms and conditions as set forth in the Notice. If it does so elect, the transfer shall be consummated promptly, but in no event more than thirty (30) days, after Notice of such election is delivered to the Transferring Entity.

13.3.2 If the other Participant fails to so elect within the period provided for in **Subsection 13.3.1**, the Transferring Entity shall have one hundred twenty (120) days following the expiration of such period to consummate the transfer to a third party at a price and on terms no less favorable to the Transferring Entity than those set forth in the Notice required in **Subsection 13.3.1**.

13.3.3 If the Transferring Entity fails to consummate the transfer to a third party within the period set forth in **Subsection 13.3.2**, the preemptive right of the other Participant in such offered interest shall be deemed to be revived. Any subsequent proposal to transfer such interest shall be conducted in accordance with all of the procedures set forth in this **Section 13.3**.

13.4 <u>Exceptions to Preemptive Right</u>. **Section 13.3** shall not apply to:

13.4.1 The transfer by either Participant of all or any part of its Participating Interest to an Affiliate;

13.4.2 A corporate consolidation or reorganization of either Participant by which the surviving entity shall possess substantially all of the stock or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Participant;

13.4.3 The transfer of Control of either Participant by an Affiliate to such Participant or to another Affiliate;

13.4.4 The creation by any Affiliate of either Participant of an Encumbrance that, if foreclosed, could affect its Control of such Participant, but not any transfer or conveyance in foreclosure (or in lieu of foreclosure) of such Encumbrance, which shall be subject to **Section 13.3**;

13.4.5 A sale or other commitment or disposition of Products or proceeds from sale of Products by either Participant upon distribution to it pursuant to **Article 10**; or

13.4.6 A transfer of direct or indirect Control of such Participant to a third party that is not an Affiliate of such Participant (whether in a single transaction or a series of related transactions, and regardless of the form of such transaction), but only if the fair market value of such Participant's interest in the Assets does not exceed twenty-five percent (25%) of the combined fair market value of all of the assets of such Participant and all of its Affiliates, if any, direct or indirect Control of which also is being transferred in such transaction or transactions.

13.5 Encumbrances. Except as provided in **Section 6.7**, neither Participant shall pledge, mortgage, or otherwise create an Encumbrance on its interest in this Agreement or the Assets except for the purpose of securing project financing relating to the Properties, including its share of funds for Development or Mining costs and in such event both Participants, acting reasonably, shall agree to the terms and conditions of such Encumbrance. The right of a Participant to grant such Encumbrance shall be subject to the condition that the holder of the Encumbrance ("Chargee") first enter into a written agreement with the other Participant, in a form acceptable to that Participant, acting reasonably, which provides:

13.5.1 The Chargee shall not enter into possession or institute any proceedings for foreclosure or partition of the encumbering Participant's Participating Interest except as provided in **Section 13.5.2** and that such Encumbrance shall be subject to the provisions of this Agreement;

13.5.2 The Chargee's remedies under the Encumbrance shall be limited to the sale of the whole (but only of the whole) of the encumbering Participant's Participating Interest to the other Participant, or, failing such a sale, at a public auction to be held at least forty-five (45) days after prior Notice to the other Participant, such sale to be subject to the purchaser entering into a written agreement with the other Participant whereby such purchaser assumes all obligations of the encumbering Participant under the terms of this Agreement. The price of any preemptive sale to the other Participant shall be the remaining principal amount of the loan plus accrued interest and related expenses, and such preemptive sale shall occur within sixty (60) days of the Chargee's Notice to the other Participant of its intent to sell the encumbering Participant's Participating Interest. Failure of a sale to the other Participant to close by the end of such period, unless failure is caused by the encumbering Participant or by the Chargee, shall permit the Chargee to sell the encumbering Participant's Participating Interest at a public sale; and

13.5.3 The charge shall be subordinate to any then-existing debt, including project financing previously approved by the Management Committee, encumbering the transferring Participant's Participating Interest.

14. ACQUISITION WITHIN AREA OF INTEREST

14.1 General. Any interest or right to acquire any interest in real property, mining rights, mineral tenure or water rights within the Area of Interest, including any royalty interest, acquired while this Agreement is in effect by or on behalf of a Participant or any Affiliate shall be subject to the terms and provisions of this **Article 14**. This Section shall apply to any Properties previously abandoned under **Article 12**.

14.2 Notice to Non-Acquiring Participant. Within ten (10) days after the acquisition of any interest or the right to acquire any interest in real property, mining rights, mineral tenure or water rights wholly or partially within the Area of Interest (except real property, mining rights, mineral tenure or water rights acquired by the Manager pursuant to a Program), the acquiring Participant shall notify the other Participant of such acquisition by it or its Affiliate. If the acquisition of any interest pertains to real property, mining rights, mineral tenure or water rights partially within the Area of Interest, then all property subject to the acquisition shall be subject to **Article 14**. The acquiring Participant's Notice shall describe in detail the acquisition, the lands and minerals covered thereby, the costs thereof, and the reasons why the acquiring Participant believes that the acquisition is in the best interests of the Participants under this Agreement. In addition to such Notice, the acquiring Participant shall make any and all information concerning the acquired interest available for inspection by the other Participant.

14.3 <u>Option Exercise</u>. If, within thirty (30) days after receiving the acquiring Participant's Notice, the other Participant notifies the acquiring Participant of its election to accept a proportionate interest in the acquired interest equal to its Participating Interest, then title to such acquired interest shall be conveyed as specified in **Section 2.3**, free and clear of all Encumbrances arising by, through or under the acquiring Participant or its Affiliate. The acquired interest shall become a part of the Properties for all purposes of this Agreement immediately upon the Notice of such other Participant's election to accept the proportionate interest therein. Such other Participant shall promptly pay to the acquiring Participant a proportionate share of the latter's actual out-of-pocket acquisition costs equal to such other Participant's Participating Interest. Provided, however, in the event of any acquisition by NEWMONT within the Area of Interest prior to the commencement of joint funding, all out-of-pocket acquisition costs shall be borne by NEWMONT and credited toward NEWMONT's Initial Contribution.

14.4 <u>Option Not Exercised</u>. If the other Participant does not give Notice within the thirty (30) day period set forth in **Section 14.3**, it shall have no interest in the acquired interest, and the acquired interest shall not be a part of the Properties or be subject to this Agreement.

15. <u>RESERVED MINERALS</u>

15.1 <u>Activities with Respect to Reserved Minerals</u>

15.1.1 PASO RICO may, at its sole expense, explore for, develop, mine, and process Reserved Minerals on the Properties, provided (i) such activities shall not unreasonably interfere with the Participants' rights under this Agreement, including NEWMONT's ability to fully and timely undertake Exploration Expenditures, develop and mine gold and all other minerals (other than Reserved Minerals) from the Properties, and secure permits for such activities; and (ii) PASO RICO's exploration, development or mining operations on the Properties shall be conducted only under programs approved by the Management Committee pursuant to **Section 15.2**, which approval shall not be unreasonably withheld, conditioned or delayed.

15.1.2 PASO RICO shall have the sole and absolute discretion to determine the nature, timing and extent, if any, of all exploration, development, mining, processing, sale and other activities relating to Reserved Minerals in, on or under the Properties, subject only to the provisions of **Section 15**.

15.1.3 Without limiting the provisions of **Subsection 15.1.1,** NEWMONT shall not unreasonably restrict activities undertaken by or for PASO RICO with respect to Reserved Minerals.

15.1.4 PASO RICO shall be solely responsible for obtaining and maintaining any and all permits, consents and authorizations necessary for the conduct of its activities regarding Reserved Minerals

15.1.5 PASO RICO shall perform all reclamation of areas of surface disturbance on the Properties required by Law.

15.1.6 If PASO RICO conducts any exploration, development or mining of Reserved Minerals on the Properties, PASO RICO shall deliver to NEWMONT quarterly reports summarizing such activities, within thirty (30) days following the end of each quarter during which such activities occur. NEWMONT shall treat all information furnished to it by PASO RICO pursuant to this **Subsection 15.1.6** as Confidential Information subject to **Subsection 16. 6**.

15.1.7 PASO RICO shall conduct all activities with respect to Reserved Minerals in a good, workmanlike and efficient manner, in accordance with applicable Laws and sound mining, environmental and other applicable industry standards.

15.1.8 PASO RICO shall indemnify and hold harmless NEWMONT and its directors, officers, employees and agents from and against all liabilities arising from or relating to any activities conducted by or on behalf of PASO RICO relating to or arising from the exploration, development or mining of Reserved Minerals on the Properties, except to the extent such liabilities are (i) caused by NEWMONT's gross negligence or willful misconduct or (ii) conducted by the Manager as part of and incidental to the exploration, development or mining of minerals that are not Reserved Minerals.

15.1.9 The Venture shall have the right to excavate and dispose of any Reserved Minerals contained within topsoil, overburden, ore, waste rock or tailings as an incidental part of Operations. Prior to covering or excavating any area or material containing an identified and potentially economic deposit of Reserved Minerals, the Manager shall provide PASO RICO a reasonable opportunity to mine and recover those Reserved Minerals, pursuant to **Section 15**. Each Participant shall be responsible for its pro rata share of all liabilities, costs, claims and demands arising from or relating to Environmental Compliance and Continuing Obligations with respect to waste rock, stockpiled ore, tailings and mine drainage from Operations, even though Reserved Minerals may be incidentally present in such materials.

15.2 <u>Programs and Budgets for Activities with respect to Reserved Minerals</u>. Prior to conducting any activities on the Properties relating to the exploration, development or mining of Reserved Minerals, PASO RICO shall submit to the Management Committee a program and budget covering such activities that meets the requirements of **Sections 9.1** and **9.2** ("<u>PASO RICO Program</u>"). The Management Committee shall promptly review and consider each PASO RICO Program in accordance with **Sections 9.2** and **9.3**. The Management Committee shall approve a PASO RICO Program, unless the Management Committee determines that the proposed Operations would unreasonably interfere with any Operations, including causing any unreasonable delays in permitting Operations. If the Management Committee determines that a PASO RICO Program would unreasonably interfere with any Operations, the Management Committee may either deny approval of such program and budget, or approve the PASO RICO Program, subject to all activities approved thereunder being conducted by the Manager ("<u>Conditional Approval</u>"). In the event of a Conditional Approval, the Manager and PASO RICO shall execute documents which shall generally give the Manager the powers and duties under **Section 8.2**, and shall require PASO RICO to pay to the Manager (i) all costs of implementing the PASO RICO Program, pursuant to monthly advance cash calls made by the Manager, including, payment of a Management Fee in the amount prescribed in **Section 2.14** of **Exhibit C**, and (ii) any increased costs to the Venture resulting from implementation of such PASO RICO Program. Upon a non-conditional approval of a PASO RICO Program by the Management Committee, PASO RICO may at its sole cost and expense conduct the approved activities, provided such activities are conducted consistent with **Section 15.1** and in a manner that does not unreasonably interfere with the Operations, and fully comply with all applicable Laws.

15.3 <u>Use of Assets</u>

15.3.1 Subject to applicable Laws and necessary regulatory or other third-party approvals, the Participants agree that if (i) PASO RICO determines that it would be desirable for PASO RICO's exploration, mining, development or processing of Reserved Minerals to use facilities that the Venture has constructed in connection with Operations, or (ii) the Manager determines that it would be desirable for Operations to use facilities that PASO RICO has constructed in connection with the exploration, mining, development or processing of Reserved Minerals, the Participants shall negotiate in good faith to determine whether an agreement can be reached providing mutually acceptable terms for such uses, which uses shall not be unreasonably restricted.

15.4 <u>Effect of Transfer or Conversion of PASO RICO's Participating Interest or Termination of the Venture</u> Notwithstanding any other provision of this Agreement, if (i) PASO RICO's Participating Interest is transferred to a third party, is converted into a Net Profits Interest or is otherwise terminated or (ii) the Venture is terminated, PASO RICO's shall retain the exclusive right, title and interest in and to all Reserved Minerals in the Properties and the right to conduct exploration, development, mining and processing operations on the Properties for Reserved Minerals. Furthermore, the Participants agree to enter into a definitive agreement which shall include, but not be limited to, the rights and obligations as set forth in this **Section 15.**

15.5 <u>Transfer of Reserved Minerals.</u> PASO RICO may sell, lease, assign or otherwise transfer all or part of its interest in the Reserved Minerals, including the right to explore for, mine, develop or process Reserved Minerals, only if, prior to the effective date of such transaction, the buyer, lessee, assignee or transferee has agreed in writing with NEWMONT to be bound by the terms of **Section 15**.

16. <u>GENERAL PROVISIONS</u>

16.1 <u>Notices</u>. All notices and other required communications ("<u>Notice</u>" or "<u>Notices</u>") to the Participants shall be in writing, and shall be addressed as follows;

<u>Notice to NEWMONT shall be sent to:</u>

<u>with an informational copy to:</u>

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203 USA
Attn: Land Department
Fax: 303.837.5851

<u>Notice to PASO RICO shall be sent to:</u>

Paso Rico (USA), Inc.
P.O. Box 785
Dubois, Wyoming 82513
Fax: 307 455-3779

<u>With an informational copy to:</u>

Rare Element Resources Ltd
Suite 410 – 325 Howe Street
Vancouver, BC V6C 1Z7
Attn: President
Fax: 604 688-3392

Notice may be given by (i) personal delivery to the Participant, (ii) electronic communication, with a confirmation sent by registered or certified mail, return receipt requested, (iii) registered or certified mail, return receipt requested, or (iv) overnight or other courier service. All Notices shall be effective and shall be deemed delivered if by personal delivery on the date of delivery, and deemed given on the date of receipt at the principal address specified above if received during normal business hours, and, if not received during normal business hours, on the next business day following receipt, or if by electronic communication, on the date of receipt of the electronic communication. Either Participant may change its address by Notice to the other Participant.

16.2 <u>Waiver</u>. The failure of a Participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Participant's right thereafter to enforce any provision or exercise any right.

16.3 <u>Modification</u>. No modification of this Agreement shall be valid unless made in writing and duly executed by the Participants.

16.4 <u>Force Majeure</u>. The obligations of a Participant, other than the payment of money provided hereunder, shall be suspended to the extent and for the period that performance is prevented or delayed by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Participant to grant); acts of God; Laws, or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Laws; action or inaction by any governmental entity that - delays or prevents the issuance or granting of any approval or authorization required to conduct Operations; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by citizen groups, including but not limited to environmental organizations or native rights groups; or any other cause whether similar or dissimilar to the foregoing. Notwithstanding NEWMONT's right to satisfy any Exploration Expenditure obligation by cash payment, NEWMONT's Exploration Expenditure obligations during Phase-I Earn-In and, if applicable, Phase-II Earn-In, shall be subject to this **Section 16.4**. The affected Participant shall promptly upon the occurrence of the event of force majeure give Notice to the other Participant of the suspension of performance, stating therein the nature of the suspension, the reasons therefore, and the expected duration thereof and shall use commercially reasonable efforts to remove or overcome the event of force majeure as promptly as reasonably possible. Immediately upon the cessation of force majeure the affected Participant shall notify the other Participant in writing and shall take steps to recommence and or continue the performance that was suspended as soon as reasonably possible. During the period of suspension, the obligations of the Participants to advance funds pursuant to **Section 9.8** shall be reduced to levels consistent with Operations.

16.5 Survival of Terms and Conditions. The provisions of this Agreement shall survive the transfer of any interests in the Assets under this Agreement or the termination of the Venture to the full extent necessary for their enforcement and the protection of the Participant in whose favor they run.

16.6 Confidentiality and Public Statements.

16.6.1 Except for recording of a Memorandum of Agreement pursuant to **Section 16.18** and as otherwise provided in this **Section 16.6**, the terms and conditions of this Agreement, and all data, reports, records, and other information of any kind whatsoever developed or acquired by any Participant in connection with this Venture shall be treated by the Participants as confidential (hereinafter called "Confidential Information") and no Participant shall reveal or otherwise disclose such Confidential Information to third parties without the prior written consent of the other Participant. Confidential Information that is available or that becomes available in the public domain, other than through a breach of this provision by a Participant, shall no longer be treated as Confidential Information.

16.6.2 The foregoing restrictions shall not apply to the disclosure of Confidential Information to any Affiliate, to any public or private financing agency or institution, to any contractors or subcontractors which the Participants may engage and to employees and consultants of the Participants or to any third party to which a Participant contemplates the transfer, sale, assignment, Encumbrance or other disposition of all or part of its Participating Interest pursuant to **Article 13**; provided, however, that in any such case only such Confidential Information as such third party shall have a legitimate business need to know shall be disclosed and the person to whom disclosure is made shall first undertake in writing to protect the confidential nature of such information at least to the same extent as the Participants are obligated under this **Section 16.6**.

16.6.3 In the event that a Participant or an Affiliate thereof is required to disclose Confidential Information to any government, any court, agency or department thereof, or under the applicable rules of any stock exchange, to the extent required by applicable law, rule or regulation, or in response to a legitimate request for such Confidential Information, the Participant so required shall immediately notify the other Participants hereto of such requirement and the terms thereof, and the proposed form and content of the disclosure prior to such submission. The other Participant shall have the right to review and comment upon the form and content of the disclosure and to object to such disclosure to the court, agency, exchange or department concerned, and to seek confidential treatment of any Confidential Information to be disclosed on such terms as such Participant shall, in its sole discretion, determine.

16.6.4 The provisions of **Section 16.6** shall apply during the term of this Agreement and shall continue to apply to (i) the Participants for a period of two (2) years following the effective date of any termination of this Agreement, and (ii) any Participant who withdraws, who is deemed to have withdrawn, or which forfeits, surrenders, assigns, transfers or otherwise disposes of its Participating Interest for a period of five (5) years following the occurrence of such event or two (2) years from the effective date of any termination of this Agreement, whichever is sooner.

16.6.5 A Participant shall not issue any press release relating to the Properties or this Agreement except upon giving the other Participant not less than three (3) business days advance written Notice of the contents thereof, and the Participant proposing such press release shall make any reasonable changes to such proposed press release as such changes may be timely requested by the non-issuing Participant, provided, however, the Participant proposing such press release may include in any press release without Notice any information previously reported by the Participant proposing such press release. A Participant shall not, without the consent of the other Participant, issue any press release that implies or infers that the non-issuing Participant endorses or joins the issuing Participant in statements or representations contained in any press release.

16.7 Entire Agreement; Successors and Assigns. This Agreement contains the entire understanding of the Participants and supersedes all prior agreements and understandings, whether written or oral, between the Participants relating to the subject matter hereof, with respect to the Assets subject hereto, and any and all other prior negotiations, representations, offers or understandings between PASO RICO and NEWMONT relating to the Properties, whether written or oral, including the Term Sheet between PASO RICO and NEWMONT dated January 19, 2006. This Agreement and the obligations and rights created herein shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Participants.

16.8 <u>Dispute Resolution</u>. Disputes resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof may be resolved by a court of competent jurisdiction. In any litigation between the Participants or any person claiming under them, resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof, the substantially prevailing party shall be entitled to recover all reasonable costs, expenses, legal and expert witness fees and other costs of suit incurred by it in connection with such litigation, including such costs, expenses and fees incurred prior to the commencement of the litigation, in connection with any appeals, and in collecting or otherwise enforcing any final judgment entered therein. If a party substantially prevails on some aspects of such action, but not on others, the court may apportion any award of costs and legal fees in such manner as it deems equitable.

16.9 <u>Remedies</u>. Each of the Participants agrees that its failure to comply with the covenants and restrictions set out in **Article 13** would constitute an injury and damage to the other Participant impossible to measure monetarily and, in the event of any such failure, the other Participant shall, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to injunctive relief restraining, enjoining or specifically enforcing any acquisition, sale, transfer, charge or Encumbrance save in accordance with or as required by the provisions of **Article 13**. Any Participant intending to breach the provisions of **Article 13** hereby waives any defense it might have in law or in equity to such injunctive or other equitable relief. A Participant shall be entitled to seek injunctive relief in any court of competent jurisdiction in the event of a Participant's failure or threat of a failure to comply with the covenants and restrictions set out in **Article 13**.

16.10 <u>Further Assurances</u>. Each Participant shall take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement and minimize adverse tax consequences on the Participants.

16.11 <u>Interpretation of Agreement</u>. The headings to the Sections of this Agreement and the Exhibits are inserted for convenience only and shall not affect the construction hereof. Cross-references in this Agreement to Articles, Sections, Subsections and Exhibits refer to Articles, Sections, Subsections and Exhibits of this Agreement, unless specified otherwise. Except when the context requires otherwise, words in singular will include also their plural and vice-versa. The term "including" shall mean "including, but not limited to." References to any Participant shall include its successors and permitted assigns. In the computation of periods of time from a specified date to a later specified date, the word "from" shall mean "from but excluding" and the words "until" and "to" mean "to and including."

16.12 <u>Currency</u>. All dollar amounts expressed herein refer to lawful currency of the United States of America, unless otherwise specified.

16.13 <u>Severability</u>. If any provision of this Agreement is or shall become illegal, invalid, or unenforceable, in whole or in part, the remaining provisions shall nevertheless be and remain valid and enforceable and the said remaining provisions shall be construed as if this Agreement had been executed without the illegal, invalid, or unenforceable portion.

16.14 <u>Rule Against Perpetuities</u>. The Participants do not intend that there be any violation of the rule of perpetuities, the rule against unreasonable restraints or the alienation of property, or any similar rule. Accordingly, if any right or option to acquire any interest in the Properties, in a Participating Interest, in the Assets, or in any real property exists under this Agreement, such right or option must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, such violation should inadvertently occur, the Participants hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the Participants within the limits permissible under such rules.

16.15 <u>Partition</u>. Each of the Participants waives, during the term of this Agreement, any right to partition of the Assets or any part thereof and no Participant shall seek or be entitled to partition of the Properties or other Assets whether by way of physical partition, judicial sale or otherwise during the term of this Agreement.

16.16 <u>Taxes</u>. Each Participant shall be directly responsible for and shall directly pay all taxes applicable to revenues received by the Participant through Operations under this Agreement. In particular, each Participant shall individually file its tax returns with the proper authorities and independently file claims for and recover any income tax credits. A Participant's decisions with respect to such tax matters shall not have any binding effect

on the course of actions taken by the other Participant. All costs of Operations incurred hereunder shall be for the account of the Participant or Participants making or incurring the same, if more than one then in proportion to their respective Participating Interests, and each Participant on whose behalf any costs have been so incurred shall be entitled to claim all tax benefits, write-offs and deductions with respect thereto.16.17 Governing Law. This Agreement shall be construed and governed by the laws of Wyoming, U.S.A., without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

16.18 Memorandum of Agreement. After execution of this Agreement, the Manager shall record in the records of the applicable jurisdiction where the Properties are located, a Memorandum of Agreement, in the form of **Exhibit E**. Unless both Participants otherwise agree in writing, this Agreement shall not be recorded.

16.19 Rare Element Resources Guarantee. Rare Element Resources Ltd hereby guarantees to NEWMONT the performance by PASO RICO of all of its obligations under this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEWMONT NORTH AMERICA EXPLORATION LTD



By: [signature]

Title: V.P. Exploration Business Development

Its Authorized Representative

PASO RICO (USA), INC.

By: [signature]

Title: MANAGER

Its Authorized Representative

Rare Element Resources Ltd signature below is for the purposes of guaranteeing Paso Rico (USA), Inc.'s performance under the Venture Agreement.

RARE ELEMENT RESOURCES LTD



BY: [signature]

Title: PRESIDENT

Its Authorized Representative

Exhibit A

to the Venture Agreement
for the
Bear Lodge Venture

<u>PROPERTIES</u>

PASO RICO Claims: Part I

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
BL 15	Sept 23 2004	Nov 12 2004	425/228	Dec 09 2004	WMC-262061
BL 16	Sept 23 2004	Nov 12 2004	425/229	Dec 09 2004	WMC-262062
BL 17	Sept 23 2004	Nov 12 2004	425/230	Dec 09 2004	WMC-262063
BL 18	Sept 23 2004	Nov 12 2004	425/231	Dec 09 2004	WMC-262064
BL 19	Sept 23 2004	Nov 12 2004	425/232	Dec 09 2004	WMC-262065
BL 20	Sept 23 2004	Nov 12 2004	425/233	Dec 09 2004	WMC-262066
BL 21	Sept 23 2004	Nov 12 2004	425/234	Dec 09 2004	WMC-262067
BL 22	Sept 23 2004	Nov 12 2004	425/235	Dec 09 2004	WMC-262068
BL 23	Sept 23 2004	Nov 12 2004	425/274	Dec 09 2004	WMC-262069
BL 24	Sept 23 2004	Nov 12 2004	425/273	Dec 09 2004	WMC-262070
BL 25	Sept 24 2004	Nov 12 2004	425/272	Dec 09 2004	WMC-262071
BL 26	Sept 24 2004	Nov 12 2004	425/271	Dec 09 2004	WMC-262072
BL 28	Sept 24 2004	Nov 12 2004	425/270	Dec 09 2004	WMC-262073
BL 29	Sept 24 2004	Nov 12 2004	425/269	Dec 09 2004	WMC-262074
BL 30	Sept 24 2004	Nov 12 2004	425/268	Dec 09 2004	WMC-262075
BL 31	Sept 24 2004	Nov 12 2004	425/267	Dec 09 2004	WMC-262076
BL 32	Sept 24 2004	Nov 12 2004	425/266	Dec 09 2004	WMC-262077
BL 33	Sept 24 2004	Nov 12 2004	425/265	Dec 09 2004	WMC-262078
BL 34	Oct 23 2005	Oct 24 2005	436/335	N/A	WMC-274028
BL 35	Oct 23 2005	Oct 24 2005	436/337	N/A	WMC-274029
BL 36	Oct 23 2005	Oct 24 2005	436/338	N/A	WMC-274030
BL 37	Sept 25 2004	Nov 12 2004	425/261	Dec 09 2004	WMC-262082
BL 38	Sept 25 2004	Nov 12 2004	425/260	Dec 09 2004	WMC-262083
BL 39	Sept 25 2004	Nov 12 2004	425/259	Dec 09 2004	WMC-262084
BL 45	Sept 24 2004	Nov 12 2004	425/258	Dec 09 2004	WMC-262085
BL 46	Sept 24 2004	Nov 12 2004	425/257	Dec 09 2004	WMC-262086
BL 47	Oct 23 2005	Oct 24 2005	436/339	N/A	WMC-274031
BL 48	Oct 23 2005	Oct 24 2005	436/340	N/A	WMC-274032
BL 49	Oct 23 2005	Oct 24 2005	436/341	N/A	WMC-274033

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
BL 50	Sept 25 2004	Nov 12 2004	425/253	Dec 09 2004	WMC-262090
BL 51	Sept 25 2004	Nov 12 2004	425/252	Dec 09 2004	WMC-262091
BL 52	Sept 25 2004	Nov 12 2004	425/251	Dec 09 2004	WMC-262092
BL 59	Apr 01 1994	May 09 1994	327/382	June 07 1994	WMC-247983
BL 60	Apr 01 1994	May 09 1994	327/383	June 07 1994	WMC-247984
BL 61	Apr 01 1994	May 09 1994	327/384	June 07 1994	WMC-247985
BL 62	Apr 01 1994	May 09 1994	327/385	June 07 1994	WMC-247986
BL 63	Apr 01 1994	May 09 1994	327/386	June 07 1994	WMC-247987
BL 64	Apr 01 1994	May 09 1994	327/387	June 07 1994	WMC-247988
BL 65	Apr 01 1994	May 09 1994	327/388	June 07 1994	WMC-247989
BL 72	Apr 01 1994	May 09 1994	327/395	June 07 1994	WMC-247996
BL 73	Apr 01 1994	May 09 1994	327/396	June 07 1994	WMC-247997
BL 74	Apr 01 1994	May 09 1994	327/397	June 07 1994	WMC-247998
BL 75	Apr 01 1994	May 09 1994	327/398	June 07 1994	WMC-247999
BL 76	Apr 01 1994	May 09 1994	327/399	June 07 1994	WMC-248000
BL 77	Apr 01 1994	May 09 1994	327400	June 07 1994	WMC-248001
BL 78	Apr 01 1994	May 09 1994	327/401	June 07 1994	WMC-248002
BL 85	Sept 26 2004	Nov 12 2004	425/250	Dec 09 2004	WMC-262093
BL 86	Sept 26 2004	Nov 12 2004	425/249	Dec 09 2004	WMC-262094
BL 87	Sept 26 2004	Nov 12 2004	425/248	Dec 09 2004	WMC-262095
BL 88	Sept 26 2004	Nov 12 2004	425/247	Dec 09 2004	WMC-262096
BL 89	Sept 26 2004	Nov 12 2004	425/246	Dec 09 2004	WMC-262097
BL 90	Sept 26 2004	Nov 12 2004	425/245	Dec 09 2004	WMC-262098
BL 91	Sept 26 2004	Nov 12 2004	425/244	Dec 09 2004	WMC-262099
BL 300	Sept 27 2004	Nov 12 2004	425/243	Dec 09 2004	WMC-262100
BL 301	Sept 27 2004	Nov 12 2004	425/242	Dec 09 2004	WMC-262101
BL 302	Sept 27 2004	Nov 12 2004	425/241	Dec 09 2004	WMC-262102
BL 304	Sept 27 2004	Nov 12 2004	425/240	Dec 09 2004	WMC-262103
BL 305	Aug 8 1995	Aug 16 1995	337/200	Aug 24 1995	WMC-249541
Amended 305	SAA	Oct 27 1995	339/20	Nov 30 1995	SAA
BL 306	Aug 8 1995	Aug 16 1995	337/201	Aug 24 1995	WMC-249542
Amended 306	SAA	Oct 27 1995	339/21	Nov 30 1995	SAA
BL 307	Aug 8 1995	Aug 16 1995	337/202	Aug 24 1995	WMC-249543
Amended 307	SAA	Oct 27 1995	339/22	Nov 30 1995	SAA
BL 308	Aug 8 1995	Aug 16 1995	337/203	Aug 24 1995	WMC-249544

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
Amended 308	SAA	Oct 27 1995	339/23	Nov 30 1995	SAA
BL 309	Aug 8 1995	Aug 16 1995	337/204	Aug 24 1995	WMC-249545
Amended 309	SAA	Oct 27 1995	339/24	Nov 30 1995	SAA
BL 310	Sept 27 2004	Nov 12 2004	425/239	Dec 09 2004	WMC-262104
BL 313	Sept 27 2004	Nov 12 2004	425/238	Dec 09 2004	WMC-262105
BL 314	Sept 27 2004	Nov 12 2004	425/237	Dec 09 2004	WMC-262106
BL 315	Aug 7 1995	Aug 16 1995	337/210	Aug 24 1995	WMC-249551
Amended 315	SAA	Oct 27 1995	339/27	Nov 30 1995	SAA
BL 316	Aug 7 1995	Aug 16 1995	337/211	Aug 24 1995	WMC-249552
Amended 316	SAA	Oct 27 1995	339/28	Nov 30 1995	SAA
BL 317	Aug 7 1995	Aug 16 1995	337/212	Aug 24 1995	WMC-249553
Amended 317	SAA	Oct 27 1995	339/29	Nov 30 1995	SAA
BL 318	Aug 7 1995	Aug 16 1995	337/213	Aug 24 1995	WMC-249554
Amended 318	SAA	Oct 27 1995	339/30	Nov 30 1995	SAA
BL 319	Sept 27 2004	Nov 12 2004	425/236	Dec 09 2004	WMC-262107
IVAN 1	Sept 11 2005	Oct 21 2005	436/328	N/A	WMC-270381
IVAN 2	Sept 11 2005	Oct 21 2005	436/330	N/A	WMC-270382
IVAN 3	Sept 11 2005	Oct 21 2005	436/320	N/A	WMC-270383
IVAN 4	Sept 11 2005	Oct 21 2005	436/321	N/A	WMC-270384
IVAN 5	Sept 11 2005	Oct 21 2005	436/322	N/A	WMC-270385
IVAN 7	Sept 11 2005	Oct 21 2005	436/323	N/A	WMC-270386
IVAN 8	Sept 11 2005	Oct 21 2005	436/324	N/A	WMC-270387
IVAN 9	Sept 11 2005	Oct 21 2005	436/325	N/A	WMC-270388
IVAN 10	Sept 11 2005	Oct 21 2005	436/326	N/A	WMC-270389
IVAN 11	Sept 11 2005	Oct 21 2005	436/327	N/A	WMC-270390
IVAN 13	Sept 11 2005	Oct 21 2005	436/319	N/A	WMC-270391
IVAN 14	Sept 11 2005	Oct 21 2005	436/318	N/A	WMC-270392
IVAN 15	Sept 11 2005	Oct 21 2005	436/317	N/A	WMC-270393
IVAN 16	Sept 11 2005	Oct 21 2005	436/316	N/A	WMC-270394
IVAN 17	Sept 11 2005	Oct 21 2005	436/315	N/A	WMC-270395
IVAN 19	Sept 11 2005	Oct 21 2005	436/314	N/A	WMC-270396
IVAN 20	Sept 11 2005	Oct 21 2005	436/313	N/A	WMC-270397
IVAN 21	Sept 11 2005	Oct 21 2005	436/312	N/A	WMC-270398
IVAN 22	Sept 11 2005	Oct 21 2005	436/311	N/A	WMC-270399
IVAN 23	Sept 11 2005	Oct 21 2005	436/310	N/A	WMC-270400

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
ZAP 1	Sept 2 1999	Sept 2 1999	370/161	Sept 23 1999	WMC-255183
ZAP 2	Sept 2 1999	Sept 2 1999	370/162	Sept 23 1999	WMC-255184
ZAP 3	Sept 2 1999	Sept 2 1999	370/163	Sept 23 1999	WMC-255185

Said Claims being located in Sections 7, 8, 17, 18, 19, 21, 32 and 33, Township 52 North, Range 63 West 6th PM, all in Crook County, Wyoming.

The Lease

State Section Mineral Lease # 0-40946, for Section 16, Township 52 North, Range 63 West, 6th Principal Meridian, Crook County, Wyoming.

NEWMONT Claims: Part II

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
Sun 1	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 2	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 3	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 4	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 5	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 6	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 7	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 8	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 9	April 5, 2006	May 22, 2006	Pending	Pending	Pending
Sun 10	April 5, 2006	May 22, 2006	Pending	Pending	Pending
Sun 11	April 5, 2006	May 22, 2006	Pending	Pending	Pending
Sun 12	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 13	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 14	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 15	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 16	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 17	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 18	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 19	April 5, 2006	May 22, 2006	Pending	Pending	Pending
Sun 20	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 21	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 22	April 4, 2006	May 22, 2006	Pending	Pending	Pending

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
Sun 23	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 24	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 25	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 26	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 27	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 28	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 29	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 30	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 31	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 32	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 33	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 34	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 35	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 36	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 37	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 38	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 39	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 40	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 41	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 42	April 5, 2006	May 22, 2006	Pending	Pending	Pending
Sun 43	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 44	April 5, 2006	May 22, 2006	Pending	Pending	Pending
Sun 45	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 46	April 5, 2006	May 22, 2006	Pending	Pending	Pending
Sun 47	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 48	April 5, 2006	May 22, 2006	Pending	Pending	Pending
Sun 49	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 50	April 5, 2006	May 22, 2006	Pending	Pending	Pending
Sun 51	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 52	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 53	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 54	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 55	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 56	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 57	April 1, 2006	May 22, 2006	Pending	Pending	Pending

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
Sun 58	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 59	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 60	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 61	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 62	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 63	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 64	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 65	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 66	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 67	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 68	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 69	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 70	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 71	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 72	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 73	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 74	April 5, 2006	May 22, 2006	Pending	Pending	Pending
Sun 75	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 76	April 4, 2006	May 22, 2006	Pending	Pending	Pending
Sun 77	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 78	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 79	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 80	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 81	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 82	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 83	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 84	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 85	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 86	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 87	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 88	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 89	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 90	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 91	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 92	April 1, 2006	May 22, 2006	Pending	Pending	Pending

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
Sun 93	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 94	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 95	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 96	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 97	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 98	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 99	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 100	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 101	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 102	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 103	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 104	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 105	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 106	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 107	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 108	April 1, 2006	May 22, 2006	Pending	Pending	Pending
Sun 109	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 110	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 111	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 112	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 113	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 114	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 115	April 3, 2006	May 22, 2006	Pending	Pending	Pending
Sun 116	April 4, 2006	May 22, 2006	Pending	Pending	Pending

Said claims being located in Sections 5, 6, 7, 8, 9, 17 and 18, Township 52 North, Range 63 West 6th PM in Crook County, Wyoming.

EXHIBIT B



Exhibit C

to the Venture Agreement
for the
Bear Lodge Venture
<u>**Accounting Procedure**</u>

The financial and accounting procedures to be followed by the Manager and the Participants under the Agreement are set forth below. Reference in this Accounting Procedure to Articles, Sections and Subsections are to those located in this Accounting Procedure unless it is expressly stated that they are references to the Agreement.

The purpose of this Accounting Procedure is to establish equitable methods for determining charges and credits applicable to operations under the Agreement. It is the intent of the Participants that none of them shall lose or profit by reason of their duties and responsibilities as the Manager. The Participants shall meet and in good faith endeavor to agree upon changes deemed necessary to correct any unfairness or inequity. In the event of a conflict between the provisions of this Accounting Procedure and those of the Agreement, the provisions of the Agreement shall control.

1. <u>GENERAL PROVISIONS</u>

1.1 <u>General Accounting Records</u>. The Manager shall maintain detailed and comprehensive accounting records in accordance with this Accounting Procedure, sufficient to provide a record of revenues and expenditures and periodic statements of financial position and the results of operations for managerial, tax, regulatory or other financial reporting purposes. Such records shall be retained for the duration of the period allowed the Participants for audit or the period necessary to comply with tax or other regulatory requirements. The records shall reflect all obligations, advances and credits of the Participants.

1.2 Bank Accounts. After the decision is made to begin Development, the Manager shall maintain one or more separate bank accounts for the payment of all expenses and the deposit of all receipts.

2. <u>CHARGES TO JOINT ACCOUNT</u>

Subject to the limitations hereinafter set forth, the Manager shall charge the Joint Account with the following:

2.1 <u>Rentals, Royalties and Other Payments</u>. Properties maintenance costs and other payments, including Government Rentals, necessary to maintain title to the Assets.

2.2 Labor and Employee Benefits.

>	2.2.1 Salaries and wages of the Manager's employees directly engaged in Operations, including salaries or wages of employees who are temporarily assigned to and directly employed by same.

>	2.2.2 The Manager's cost of holiday, vacation, sickness and disability benefits, and other customary allowances applicable to the salaries and wages chargeable under **Subsection 2.2.1 and Section 2.13**.

>	2.2.3 The Manager's actual cost of established plans for employees' group life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus (except production or incentive bonus plans under a union contract based on actual rates of production, cost savings and other production factors, and similar non-union bonus plans customary in the industry or necessary to attract competent employees, which bonus payments shall be considered salaries and wages under **Subsection 2.2.1 or Section 2.13**, rather than employees' benefit plans) and other benefit plans of a like nature applicable to salaries and wages chargeable under **Subsection 2.2.1 or Section 2.13**, provided that the plans are limited to the extent feasible to those customary in the industry.

>	2.2.4 Cost of assessments imposed by governmental authority which are applicable to salaries and wages chargeable under **Subsection 2.2.1 and Section 2.13**, including all penalties except those resulting from the willful misconduct or gross negligence of the Manager.

2.2.5 Those costs in **Subsections 2.2.2, 2.2.3 and 2.2.4** may be charged on a "when and as paid basis" or by "percentage assessment" on the amount of salaries and wages. If percentage assessment is used, the rate shall be applied to wages or salaries excluding overtime and bonuses. Such rate shall be based on the Manager's cost experience and it shall be periodically adjusted to ensure that the total of such charges does not exceed the actual cost thereof to the Manager.

2.3 Assets. Cost of all Assets purchased or furnished.

2.4 Transportation. Reasonable transportation costs incurred in connection with the transportation of employees, equipment, material and supplies necessary for exploration, maintenance and operation of Assets.

2.5 Services.

2.5.1 The cost of contract services and utilities procured from outside sources, other than services described in **Sections 2.10 and 2.14**. If contract services are performed by an Affiliate of the Manager, the cost charged to the Joint Account shall not be greater than that for which comparable services and utilities are available in the open market.

2.5.2 The costs of using the Manager's exclusively-owned facilities in support of Venture activities provided that the charges may not exceed those currently prevailing in the vicinity. Such costs shall include costs of maintenance, repairs, other operating expenses, insurance, taxes, and depreciation. .

2.6 Materials, Equipment and Supplies. The cost of materials, equipment and supplies (herein called "Material") purchased from unaffiliated third parties or furnished by either Participant as provided in **Section 3**. The Manager shall purchase or furnish only so much Material as may be required for use in efficient and economical Operations. The Manager shall also maintain inventory levels of Materials at reasonable levels to avoid unnecessary accumulation of surplus stock.

2.7 Environmental Compliance Fund. Costs of reasonably anticipated Environmental Compliance which, on a Program basis, shall be determined by the Management Committee and shall be based on proportionate contributions in an amount sufficient to establish a fund, which through successive proportionate contributions during the duration of the Agreement, will pay for ongoing Environmental Compliance conducted during Operations and which will cover the reasonably anticipated costs of mine closure, post-Operations Environmental Compliance and other Continuing Obligations.

2.8 Insurance Premiums. Premiums paid or accrued for insurance required for the protection of the Participants.

2.9 Damages and Losses. All costs in excess of insurance proceeds necessary to repair or replace damage or losses to any Assets resulting from any cause other than the willful misconduct or gross negligence of the Manager.

2.10 Legal Expense. All legal costs and expenses incurred in or resulting from the Operations or necessary to protect or recover the Assets. Routine legal expenses are included under **Section 2.14**.

2.11 Audit. Cost of annual audits under Section 9.10 of the Agreement.

2.12 Taxes. All taxes (except income taxes) of every kind and nature assessed or levied upon or in connection with the Assets, the production of Products or Operations, which have been paid by the Manager for the benefit of the Participants. Each Participant is separately responsible for income taxes which are attributable to its respective Participating Interest.

2.13 District and Camp Expense (Field Supervision and Camp Expenses). A pro rata portion of (i) the salaries and expenses of the Manager's superintendent and other employees serving Operations whose time is not allocated directly to such Operations, and **(ii)** the costs of maintaining and operating the Manager's project office and any suboffice (as necessary) and **(iii)** all necessary camps, including housing facilities for employees, used for Operations. The expense of those facilities, less any revenue therefrom, shall include depreciation or a fair monthly rental in lieu of depreciation of the investment. Such charges shall be apportioned for all Properties served by the employees and facilities on an equitable basis consistent with the Manager's general accounting practice and generally accepted accounting principles.

2.14 <u>Administrative Charge</u>. The Manager shall charge the Joint Account each month a sum as provided below, which shall be paid to reimburse the Manager for its home office overhead and general and administrative expenses for its conduct of Operations, which shall be in lieu of any management fee:

> 2.14.1 with respect to Operations before commencement of Development, the Manager's fee shall be ten percent (10%) of the Allowable Costs other than funds expended pursuant to any individual contract for materials for services which exceed in the aggregate US$50,000 in any Program period, for which the Manager's fee shall be five percent (5%) of Allowable Costs.

> 2.14.2 with respect to operations after the commencement of Development but before commencement of Mining, the Manager's fee shall be five percent (5%) of Allowable Cost, with the exception of those costs identified in **Section 2.14.4**;

> 2.14.3 with respect to operations after the commencement of Mining, the Manager's fee shall be US$7.00 per troy ounce of gold produced.

> 2.14.4 with respect to operations after the commencement of Development but before commencement of Mining, the Manager's fee shall be two and one-half percent (2.5%) for all engineering , procurement and construction costs.

These fee rates are based upon the principle that the Manager shall not make a profit or loss from this administrative charge but should be fairly and adequately compensated for the pro rata share of its costs and expenses. The specific rates provided for in this **Section 2.14** shall be established and may be amended from time to time by mutual agreement among the Parties hereto if, in practice, the rates are found to be insufficient or excessive.

Allowable Costs as used in this **Section 2.14** shall include all amounts accrued to the Environmental Compliance Fund, and all charges to the Joint Account except **(i)** the administrative charge defined herein; **(ii)** depreciation, depletion or amortization of tangible or intangible assets; **(iii)** funds disbursed from the Environmental Compliance Fund; **(iv)** amounts expended for acquisition, construction or installation of tangible or intangible assets after mining operations have commenced; and **(v)** land payments, taxes and assessments.

The following representative list of items comprising the Manager's principal business office expenses are expressly covered by the administrative charge provided in this **Section 2.14**: **(a)** administrative supervision, which includes services rendered by officers and directors of the Manager for Operations, except to the extent that such services represent a direct charge to the Joint Account, as provided for in **Section 2.2**; **(b)** accounting, billing and record keeping in accordance with governmental regulations and the provisions of the Agreement; **(c)** handling of all tax matters, including any protests, except any outside professional fees which the Management Committee may approve as a direct charge to the Joint Account; **(d)** Routine legal services by the Manager's legal staff; and **(e)** Records and storage space, telephone service and office supplies.

2.15 <u>Other Expenditures</u>. Any reasonable direct expenditure, other than expenditures which are covered by the foregoing provisions, incurred by the Manager for the necessary and proper conduct of Operations.

3. **BASIS OF CHARGES TO JOINT ACCOUNT**

3.1 <u>Purchases</u>. Material purchased and services procured shall be charged at prices paid by the Manager after deduction of all discounts actually received.

3.2 <u>Material Furnished by the Manager</u>. At its discretion, the Manager may furnish Material from the Manager's stocks under the following conditions:

> 3.2.1 New Material (Condition "A"): New Material transferred from the Manager's properties shall be priced f.o.b. the nearest reputable supply store or railway receiving point, where like Material is available, at current replacement cost of the same kind of Material (hereafter, "New Price").

3.2.2 Used Material (Conditions "B" and "C"):

    3.2.2.1 material in sound and serviceable condition and suitable for reuse without reconditioning shall be classified as Condition "B" and priced at seventy-five percent (75%) of New Price.

    3.2.2.2 other used Material as defined hereafter shall be classified as Condition "C" and priced at fifty percent (50%) of New Price:

        3.2.2.2.1 used Material which after reconditioning will be further serviceable for original function as good secondhand Material (Condition "B"),

        3.2.2.2.2 used Material which is serviceable for original function but not substantially suitable for reconditioning,

        3.2.2.2.3 Material which cannot be classified as Condition "B" or Condition "C" shall be priced at a value commensurate with its use,

        3.2.2.2.4 Material no longer suitable for its original purpose but usable for some other purpose shall be priced on a basis comparable with items normally used for such other purpose.

3.3 <u>Premium Prices</u>. Whenever Material is not readily obtainable at prices specified in **Sections 3.1 and 3.2**, the Manager may charge the Joint Account for the required Material on the basis of the Manager's direct cost and expenses incurred in procuring such material; provided, however, that prior Notice of the proposed charge is given to the Participants, whereupon any Participant shall have the right, by notifying the Manager within ten (10) days of the delivery of the Notice from the Manager, to furnish at the usual receiving point all or part of its share of Material suitable for use and acceptable to the Manager. If a Participant so furnishes Material in kind, the Manager shall make appropriate credits to its account.

3.4 <u>Warranty of Material Furnished by the Manager or Participants</u>. Neither the Manager nor any Participant warrants the Material furnished beyond any dealer's or manufacturer's warranty.

4. **DISPOSAL OF MATERIAL**

4.1 <u>Disposition Generally</u>. The Manager shall have no obligation to purchase a Participant's interest in Material. The Management Committee shall determine the disposition of major items of surplus Material, provided the Manager shall have the right to dispose of normal accumulations of junk and scrap Material either by transfer to the Participants as provided in **Section 4.2** or by sale. The Manager shall credit the Participants in proportion to their Participating Interest for all Material sold hereunder.

4.2 <u>Division in Kind</u>. Division of Material in kind between the Participants shall be in proportion to their respective Participating Interests, and corresponding credits shall be made to the Joint Account.

4.3 <u>Sales</u>. Sales of material to third parties shall be credited to the Joint Account at the net amount received. Any damages or claims by the Purchaser shall be charged back to the Joint Account if and when paid.

5. **INVENTORIES**

5.1 <u>Periodic Inventories, Notice and Representations</u>. At reasonable intervals, inventories shall be taken by the Manager, which shall include all such Material as is ordinarily considered controllable by operators of mining properties. The expense of conducting such periodic inventories shall be charged to the Joint Account.

5.2 <u>Reconciliation and Adjustment of Inventories</u>. Reconciliation of inventory with charges to the Joint Account shall be made, and a list of overages and shortages shall be determined by the Manager. Inventory adjustments shall be made by the Manager to the Joint Account for overages and shortages, but the Manager shall be held accountable to the Venture only for shortages due to lack of reasonable diligence.

Exhibit D
to the Venture Agreement
for the
Bear Lodge Venture

Net Profits Interest Agreement
(form 120605)

THIS NET PROFITS INTEREST AGREEMENT ("NPI Agreement") is made and entered into effective as of ________, **200__** (the "Effective Date")

BETWEEN:

a corporation incorporated under the laws of

Facsimile:

Phone:

(hereinafter "**OPERATOR**")

and

a corporation incorporated under the laws of ________________

Facsimile:

Phone:

(hereinafter "**PAYEE**")

RECITALS

A. Pursuant to the terms and conditions of that certain Bear Lodge Venture Agreement, dated effective March 31, 2006 between OPERATOR and PAYEE (collectively, the "Parties" and individually a "Party") with respect to those certain properties more particularly described in attached Schedule "A" (the "Property"), PAYEE has conveyed to OPERATOR all of its right, title, interest and obligations in and to the Property and OPERATOR has agreed to grant PAYEE a net profits interest with respect to the Property.

AGREEMENT

NOW, THEREFORE, in consideration of Ten Dollars ($10) in lawful money of the United States of America, the premises, and other good and valuable consideration, the sufficiency of which is acknowledged by each Party, the Parties agree as follows:

1. **DEFINITIONS**. CROSS-REFERENCES IN THIS NPI AGREEMENT TO ARTICLES, SECTIONS, SUBSECTIONS AND SCHEDULES REFER TO ARTICLES, SECTIONS, SUBSECTIONS AND SCHEDULES OF THIS NPI AGREEMENT, UNLESS SPECIFIED OTHERWISE.

"Affiliate" of a Party means an entity or person that Controls, is Controlled by, or is under common Control with the Party.

"Capital Costs" shall mean those categories of cost amounts expended in conducting Operations on or for the benefit of the Property described in **Sections 3.2 and 3.3.**

"Capital Items" are those items set forth in **Section 3.2** and described in **Section 3.2**.

"COMEX" has the meaning set forth in the paragraph defining "Spot Price".

"Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through **(i)** the legal or beneficial ownership of voting securities or membership interests; **(ii)** the right to appoint managers, directors or corporate management; **(iii)** contract; **(iv)** operating agreement; **(v)** voting trust; or otherwise; and, when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

"Effective Date" means the date specified on the top of page one of this NPI Agreement, and is the date of the grant of the Net Profits Interest to PAYEE.

"Gross Revenues" shall mean **(i)** for gold and silver produced from the Property and shipped in the form of doré, bullion or some other semi-refined or refined product, the Spot Price for gold or silver, as applicable multiplied by the contained ounces of gold or silver, as applicable, in the doré, bullion or other semi-refined or refined product; **(ii)** other minerals for with there is a Spot Price that are produced from the Property and shipped in the form of a semi-refined or refined product, the Spot Price for such mineral, as applicable multiplied by the contained amount of such mineral, as applicable, in the semi-refined or refined product, and **(iii)** for any other product produced from the Property and shipped in the form of a crude, intermediate or final product, such as ore, concentrates, precipitates, or leach solutions, the gross revenues actually received by OPERATOR from the purchaser from the sale or from the recipient from the other disposal of such other mineral product produced; provided, however, if the crude or intermediate mineral product produced is shipped from the Property for further refinement by or for the benefit of OPERATOR under an arrangement whereby gold doré, bullion or any other semi-refined or refined gold product is produced and OPERATOR retains title to such product following refinement, Gross Revenues shall be determined by multiplying the Spot Price for gold, silver and the other minerals for which there is a Spot Price by the contained amount of gold, silver or such other mineral in the doré, bullion or other semi-refined or refined gold product on the date such product is shipped from the point of further refinement.

"Hedging Transactions" has the meaning set forth in **Section 2.3**.

"Known Reserves" has the meaning set forth in **Section 3.4**.

"Materials" has the meaning set forth in **Section 3.3**.

"Net Profits" has the meaning set forth in **Section 2.1**.

"Net Profits Share" has the meaning set forth in **Section 2.2**.

"Operating Costs" shall mean those categories of cost amounts expended in conducting Operations on or for the benefit of the Property described in **Sections 3.1 and 3.3**.

"Operations" shall mean OPERATOR's activities in exploring for, developing, dewatering, mining, processing, refining and selling gold or other products produced from the Property, including direct and indirect costs related to permitting, mitigation and reclamation activities, whether such activities are performed on or off of the Property, but specifically excluding general administration and other activities of OPERATOR which are not attributable to such activities.

"OPERATOR" shall include OPERATOR and its successors-in-interest.

"Other Lands" has the meaning set forth in **Section 3.4**.

"Party" and "Parties" have the meanings set forth in the Recitals to this NPI Agreement.

"Payment Date" has the meaning set forth in **Section 4.3**.

"PAYEE" shall include PAYEE and its successors-in-interest.

"Payout" shall be deemed to have occurred in the calendar quarter after the Effective Date in which cumulative Gross Revenues from the Property equal or exceed the cumulative Capital Costs and cumulative Operating Costs expended on or for the benefit of the Property as of the end of that calendar quarter. If at any time in the next three (3) subsequent successive calendar quarters, cumulative Gross Revenues is less than cumulative Capital Costs and cumulative Operating Costs, Payout shall be deemed not to have occurred in the calendar quarter as previously determined. In such event, Payout will again be deemed to have been achieved in the calendar quarter that the parameters set forth in the first sentence of this definition have been met. Once Payout has been achieved in a calendar quarter and maintained for three successive subsequent calendar quarters, the determination that Payout has been achieved shall be final for all purposes under this NPI Agreement.

"Property" means the property described in **Schedule "A"**.

"Rules" has the meaning set forth in **Section 6.8**.

"Spot Price" shall mean (1) for gold and silver, the price of gold or silver, in U. S. dollars per troy ounce, as quoted by and at the closing of the Comex Division of the New York Commodity Exchange ("COMEX") on the day on which gold doré, bullion or other semi-refined or refined gold product is shipped from OPERATOR's mill or refinery on or with respect to the Property. If OPERATOR produces gold doré or bullion or some other semi-refined or refined gold product at another facility, the Spot Price shall be determined on the day such gold doré, bullion or other semi-refined or refined gold product is shipped from such facility. In the event the price of gold is not quoted on the COMEX for the shipment date, the price shall be the next price quoted on the COMEX. If the COMEX price is no longer quoted for any reason, the Spot Price shall be determined from a source generally accepted in the industry as accurately reflecting the price of gold or silver, as the case may be, on the open market on the date and at the place of shipment. (2) for any other mineral produced from the Property for which there is a publication or other source generally accepted in the industry as accurately reflecting the price of such mineral on the open market on the date and at the place of shipment, the price quoted in such publication or other source for the day on which such mineral is shipped from OPERATOR's mill or refinery on or with respect to the Property.

"Tailings" has the meaning set forth in **Section 6.1**.

"Venture Agreement" has the meaning set forth in **Recital A** above.

2. CALCULATION AND PAYMENT OF NET PROFITS

2.1 Calculation of Net Profits. "Net Profits" shall be calculated as of the end of each calendar quarter by deducting, on a cumulative basis commencing at the Effective Date, cumulative Operating Costs and cumulative Capital Costs as allocated pursuant to Section 3.4.1 from cumulative Gross Revenues. In determining Net

Profits for a calendar quarter, cumulative credits determined pursuant to this NPI Agreement shall be added to Gross Revenues or credited against Capital Costs or Operating Costs, as appropriate, in the calendar quarter in which they arise and cumulative debits determined pursuant to this NPI Agreement shall be deducted from Gross Revenues or debited against Capital Costs or Operating Costs, as appropriate, in the calendar quarter in which they arise.

2.2 Payment of Net Profits. Net Profits from the Property shall be carried forward, retained, or distributed as follows: (i) If Net Profits are negative, there shall be no retention or distribution of Net Profits and the negative balance shall be carried forward to be included in the subsequent quarter's calculation; or (ii) If Net Profits are positive, PAYEE's share ("Net Profits Share") shall be determined by (a) multiplying the positive amount of Net Profits by five percent (5%); and (b) deducting the cumulative amount of all Net Profits payments previously made to PAYEE with respect to the Property from the amount determined by **Section 2.2(ii)(a)**; and (iii) PAYEE's Net Profits Share shall be distributed to PAYEE pursuant to **Article 4** of this NPI Agreement.

2.3 Hedging Transactions. All profits and losses resulting from OPERATOR's sales of gold or other minerals, or OPERATOR's engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions including trading transactions designed to avoid losses and obtain possible gains due to metal price fluctuations (collectively, "Hedging Transactions") and the costs thereof are specifically excluded from calculations pursuant to this NPI Agreement. All Hedging Transactions by OPERATOR and the costs thereof and all profits or losses associated therewith, if any, shall be solely for OPERATOR's account. PAYEE shall have no right to participate in OPERATOR's Hedging Transactions. OPERATOR shall have absolute discretion as to how it adds to, modifies, closes out or delivers against its hedged positions. Net Profits shall in all cases be calculated based upon the Spot Price as defined in this NPI Agreement without regard to when or whether OPERATOR actually sells gold, silver or other minerals produced from the Property.

2.4 Credit for Payments Received from a Third Party. If OPERATOR receives payments or other reimbursement from any other third party pursuant to any arrangement whereby OPERATOR is paid or reimbursed for mining or other costs and such costs have been deducted from Gross Revenues in determining Net Profits, OPERATOR shall credit to Capital Costs or to Operating Costs, as appropriate, any amounts received to the extent deductions were taken in the quarter in which such payments are received.

2.5 Credit for Insurance Proceeds. If OPERATOR receives proceeds from insurance coverage, the cost of which was charged to Operations, such proceeds shall be credited as follows: (i) if the proceeds result from the loss or theft of gold or other mineral product produced, the amount of proceeds shall be added to Gross Revenues in the calendar quarter in which received; or (ii) if the proceeds result from the loss of an asset that has been charged to Operations as a Capital Cost or an Operating Cost, to the extent the proceeds are not used to repair or replace the asset, any excess (or the entire amount of such proceeds, if the asset is not repaired or replaced) shall be credited, in the calendar quarter in which received, to Capital Costs or Operating Costs, as appropriate, at the net amount received to the extent such asset has been charged as an Operating Cost or Capital Cost.

2.6 Credit for Disposition of Materials. Revenues received for assets sold or disposed of by OPERATOR or returned to vendors for credit shall be credited, in the calendar quarter in which received, to Operating Costs or Capital Costs, as appropriate, at the net amount received to the extent such asset has been charged as an Operating Cost or Capital Cost.

2.7 Debit for Net Operating Deficits and Prior Payments.

2.7.1 Net Operating Deficit as of the Effective Date. For purposes of calculating Net Profits under this NPI Agreement, a debit in the amount of $_____,**[Insert Net Operating Deficit from the Venture Agreement, if applicable on the Effective Date]** being the outstanding net operating deficit that existed with respect to the Property as of the Effective Date, shall be deducted from Gross Revenues in determining Net Profits for the Property. The Parties agree that the amount of $_____ shall be conclusive for all purposes under this NPI Agreement. The Parties further agree that if OPERATOR purchased any facilities, equipment, improvements, goods or other assets from its predecessor and such items were deducted as costs in determining Net Profits prior to the Effective Date, the cost of such facilities, equipment, improvements, goods or other assets shall not be deducted from Gross Revenues in calculating Net Profits after the Effective Date. -

2.7.2 <u>Cumulative Net Profits Payments as of the Effective Date</u>. For purposes of determining the cumulative amount of Net Profits payments previously paid under this NPI Agreement, the parties agree that the amount of such payments as of the Effective Date was $____.**[Insert Net Operating Profit from the Venture Agreement, if applicable on the Effective Date]** This amount also shall be conclusive for all purposes under this NPI Agreement.

3. <u>DETERMINATION OF OPERATING COST AND CAPITAL COST DEDUCTIONS</u>

3.1 <u>Operating Costs</u>. "<u>Operating Costs</u>" are those items set forth in this **Section 3.1**, together with costs for Materials set forth in **Section 3.3** which are not charged as Capital Costs pursuant to **Section 3.3**, but specifically excluding amortization, depreciation, depletion or other reduction in the cost of Capital Items.

3.1.1 <u>Title, License and Permit Costs</u>. All holding costs for the Property, including filing fees, license fees, costs of permits and assessment work, holding fees and all other payments made by OPERATOR to acquire, maintain or improve title to the Property including any rentals, royalties or holding costs.

3.1.2 <u>Labor and Employee Benefits</u>. **(i)** <u>Direct Salaries and Wages</u>: Salaries and wages of OPERATOR's employees directly engaged in Operations, including salaries or wages, or the applicable portion thereof, of employees who are temporarily or partially assigned to and directly employed by OPERATOR in Operations. **(ii)** <u>Direct Holiday and Other Benefits</u>: OPERATOR's actual cost of holiday, vacation, sickness, and disability benefits, and other customary allowances applicable to the salaries and wages chargeable hereunder. **(iii)** <u>Direct Benefit Plans</u>: OPERATOR's actual cost of plans for employees' group life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus and other benefit plans of like nature applicable to salaries and wages chargeable hereunder. **(iv)** <u>Governmental Assessments</u>: Cost of assessments imposed by governmental authorities which are applicable to salaries and wages chargeable hereunder, but excluding fines or penalties.

3.1.3 <u>Equipment and Facilities Furnished by OPERATOR from Other Projects</u>. The cost of machinery, equipment, and facilities owned by OPERATOR that are brought from other projects and used temporarily in Operations or used to provide support or utility services to Operations shall be charged at rates commensurate with the actual costs of ownership and operation of such machinery, equipment, and facilities for the period of use in Operations. Such rates shall include costs of maintenance, repairs, other operating expenses, insurance, taxes, and depreciation applicable to the period of such temporary or other use in Operations. Such rates shall not exceed the average rates then prevailing in the vicinity of the Property for similar machinery, equipment and facilities.

3.1.4 <u>Transportation and Subsistence</u>. Reasonable transportation and subsistence costs actually incurred in connection with the transportation of employees and Materials necessary for Operations.

3.1.5 <u>Contract Services and Utilities; Rentals and Operating Leases</u>. The cost of independent contractors who perform services, the cost of utilities, and the actual cost of Materials rented or leased under an operating lease for use in Operations. If contract services are performed by, or utilities or rentals are provided by, an Affiliate of OPERATOR, the cost charged shall be the actual cost but shall not exceed the cost for comparable, leased items, services, facilities, utilities and rentals available in the open market within the vicinity of the Property; provided, however, that such cost shall not include any amount charged as or attributable to interest for leased items or rentals provided by an Affiliate of OPERATOR.

3.1.6 <u>Insurance Premiums</u>. Premiums paid for insurance carried for Operations. If OPERATOR self-insures for Workmen's Compensation or Employer's Liability Insurance under applicable law, OPERATOR may elect to include such risks in its self-insurance program and may deduct from Gross Revenues its actual costs, excluding premiums or premium-type costs, of self-insuring such risks, including the dollar amount of claims paid under such programs.

3.1.7 <u>Damages and Losses</u>. All costs in excess of insurance proceeds necessary to repair or replace damage or losses to any Materials, improvements, structures or other capital or non-capital assets used in Operations resulting from any cause other than the willful misconduct, bad faith or gross negligence of OPERATOR.

3.1.8 Legal and Regulatory Expense. All legal and regulatory costs and expenses incurred in or resulting from Operations or necessary to protect or recover the Property, or Materials or other assets used in Operations, but excluding any legal cost or expense incurred in representing OPERATOR adversely to PAYEE in any matter relating to this NPI Agreement.

3.1.9 Audit and Accounting. Costs of annual audits and accounting services by outside accountants which are directly related to Operations.

3.1.10 Taxes. All taxes (except income taxes) of every kind and nature directly levied upon or in connection with (i) Operations, (ii) production from the Property, or (iii) Materials or other assets used in Operations. With respect to any tax for which each Party is separately responsible, including income taxes, each Party shall separately pay its share of such taxes and such taxes shall not be deducted from Gross Revenues to determine Net Profits.

3.1.11 District and Non-Site Expenses. A pro rata portion, based upon that portion of direct time of an employee spent on the Property or Operations as compared to all of that employee's time, of (i) the salaries and expenses of OPERATOR's superintendents, other supervisory employees, officers and home office employees serving Operations who do not work full time on the Property and whose time is not allocated directly to various aspects of Operations; (ii) all reasonable travel and subsistence costs of OPERATOR's home office personnel incurred in connection with Operations; and (iii) the costs of maintaining and operating one or more local offices for various aspects of Operations. Provided, however, that no costs and expenses of any of OPERATOR's offices not directly related to Operations may be deducted from Gross Revenues in determining Net Profits.

3.1.12 Interest on Project Financing. In the event third-party financing is obtained for development of the Property, all interest paid or payable by OPERATOR prior to Payout. In the event any portion of financing obtained for the development of the Property is funded by OPERATOR or any Affiliate, imputed interest (including but not limited to any accrued and unpaid interest) in respect of any such funding at LIBOR plus 3% prior to Payout.

3.1.13 Environmental and Reclamation Costs. Subject to **Section 3.7**, environmental, mitigation, and reclamation costs, including specifically all costs of permitting, incurred in connection with Operations.

3.1.14 Royalty. Any production royalty paid in accordance with agreements in effect on the Effective Date, including the royalty pursuant to that certain Acceptance and Assumption Agreement by and between PASO RICO and Phelps Dodge Mining Company dated September 30, 2002.

3.1.15 Other Operating Costs. Other operating costs not specifically identified in **Sections 3.1 or 3.3** which are not specifically excluded by **Sections 3.1, 3.2 or 3.3**, and which are not included in Capital Costs. In the event any such costs include property acquisition costs necessary for Operations which are not included in Capital Costs, any income or other consideration received from the use of such property shall be included as a credit against Operating Costs in determining Net Profits to the extent that deductions were taken for such property acquisition costs.

3.2 Capital Costs. Capital Costs are those items set forth in **Section 3.2** ("Capital Items"), together with costs for Materials set forth in **Section 3.3**, which are not charged as Operating Costs. Capital Costs shall not include (i) rentals or royalties of any kind whatsoever paid or payable or (ii) amortization, depreciation, depletion or other reduction in cost of Capital Items.

3.2.1 Mining, Dewatering and Engineering Services Capital Costs. The actual cost of all shop, maintenance and warehouse facilities; mining equipment; dewatering equipment and deferred costs; deferred development and reclamation costs, and shop and warehouse tools and equipment.

3.2.2 Processing Costs. (i) Oxide Processing Costs: mill facility; equipment; deferred pre-production costs; and tailings dam construction costs. (ii) Sulfide Processing Costs: mill, autoclave, roaster, or other processing facility; equipment; deferred pre-production costs; and tailings dam construction costs. (iii) Leach Processing Costs: Carbon, electorwin or other processing facility; crushing and agglomerating equipment and facilities; leach systems and leach pad construction costs; equipment and tools. **(iv)** <u>Common Processing</u>: lab; technical; general processing equipment and tools; and power distribution.

3.2.3 <u>General Costs</u>. All deferred development costs; impact mitigation; administration and other buildings on site; general site assets; transportation, scientific, safety, office, communication, and security equipment; capitalized on-site administration costs.

3.2.4 <u>Exploration and Condemnation Costs</u>. Costs of drilling and mine overhead directly associated with the exploration or condemnation of the Property and direct salaries not included in Operating Costs.

3.2.5 <u>Other Capital Costs</u>. Other capital costs not specifically identified in **Sections 3.2 or 3.3** which are not specifically excluded by **Sections 3.1, 3.2 or 3.3**, and which are not included in Operating Costs. In the event any such costs include property acquisition costs necessary for Operations which are not included in Operating Costs, any income or other consideration received from the use of such property shall be included as a credit against Capital Costs in determining Net Profits to the extent that deductions were taken for such property acquisition costs.

3.3 <u>Capital and Non-Capital Materials, Equipment, and Supplies</u>. In addition to those expenditures identified as Operating Costs or Capital Costs in **Sections 3.1 and 3.2**, respectively, the cost of materials, equipment, and supplies used in Operations (herein called "Materials") purchased from unaffiliated third parties or furnished by OPERATOR shall be included in Capital Costs or Operating Costs, as appropriate, using generally accepted accounting principles customarily employed by OPERATOR. If Materials are purchased by OPERATOR from OPERATOR's inventory, the cost of such Materials shall only be included in Operating Costs or Capital Costs at the time the Materials are removed from inventory for use in Operations. **(i)** <u>Purchases</u>: Materials purchased and services procured from third parties shall be charged by OPERATOR at invoiced cost, including applicable taxes, less all discounts of whatsoever nature and kind taken. **(ii)** <u>Materials Transferred from Affiliates</u>: Any Materials transferred to OPERATOR from an Affiliate of OPERATOR shall be priced on the basis of book value using the Affiliate's actual cost less accumulated depreciation calculated on a straight-line basis over the originally estimated useful life of such Materials. **(iii)** <u>Premium Prices</u>: Whenever Materials are not readily obtainable at published or listed prices, OPERATOR may charge prices actually paid to third parties for the required Materials on the basis of OPERATOR's direct cost and expenses incurred in procuring such Materials and making them suitable for use. **(iv)** <u>Warrant of Materials</u>: OPERATOR does not warrant the Materials furnished beyond any vendor's or manufacturer's warranty and no credit against Operating Costs or Capital Costs shall be given for defective Materials until adjustments are received by OPERATOR from the vendor or manufacturer. **(v)** <u>Capital Leases</u>: If OPERATOR leases any Materials under a capital lease, such Materials shall be treated for all purposes under this NPI Agreement as though they had been purchased outright by OPERATOR.

3.4 <u>Allocation of Capital and Operating Costs</u>. Capital Costs and Operating Costs incurred solely for the benefit of the Property shall be deducted from Gross Revenues from the Property in determining Net Profits from the Property. All Capital Costs and Operating Costs incurred for the benefit of the Property and other operations or activities of OPERATOR on adjacent lands owned or controlled by OPERATOR in the area and from which OPERATOR is developing or mining minerals for its own account ("Other Lands"), shall be allocated between the Property and the Other Lands on the bases set forth in this **Section 3.4 and in Section 3.5**. As used in **Sections 3.4 and 3.5**, "Known Reserves" shall mean proven and probable tons of ore reserves on the Property and the Other Lands as determined by OPERATOR from time to time. Initial allocations shall be adjusted when Known Reserves are updated, on the basis of the total tons of production to the last adjustment date together with the revised Known Reserves.

3.4.1 <u>Allocation of Capital Costs</u>. Capital Costs shall be allocated over the entire processing or other use, and altered or modified use, of a capital asset. Capital Costs shall be allocated - for the purpose of establishing Capital Costs associated with Operations and - for purposes of amortizing Capital Costs in calculation of Net Profits. Allocation shall be made as follows: **(i)** <u>Mining, Dewatering and Engineering Services Costs</u>: allocated in proportion to the number of total tons of ore and waste to be moved to extract known reserves. **(ii)** <u>Oxide Mill Processing Costs</u>: allocated in proportion to the number of oxide ore tons of known reserves. **(iii)** <u>Sulfide Mill Processing Costs</u>: allocated in proportion to the number of sulfide ore tons of known reserves. **(iv)** <u>Leach Processing Costs</u>: allocated in proportion to the number of leach ore tons of known reserves. **(v)** <u>Common Processing Costs</u>: allocated in proportion to the number of total ore tons of known reserves. **(vi)** <u>General and Other Costs</u>: allocated in proportion to the number of total tons of ore and waste to be moved to extract Known Reserves. **(vii)** <u>Exploration and Condemnation Costs</u>: allocated on a direct basis.

3.4.2 <u>Allocation of Operating Costs</u>. Operating Costs shall be allocated as follows: **(i)** <u>Mining, Dewatering and Engineering Services Costs</u>: allocated in proportion to the number of total tons of ore and waste mined. **(ii)** <u>Oxide Mill Processing Costs</u>: allocated in proportion to the number of oxide ore tons milled and in accordance with commingling of ores, if applicable. **(iii)** <u>Sulfide Mill Processing Costs</u>: allocated in proportion to the number of sulfide ore tons milled and in accordance with a commingling agreement. **(iv)** <u>Leach Processing Costs</u>: allocated in proportion to the number of leach ore tons actually placed on leach heaps and in accordance with commingling of ores, if applicable. **(v)** <u>General Costs</u>: allocated in proportion to the number of total tons of ore and waste mined. **(vi)** <u>Environmental and Reclamation Costs</u>: allocated in proportion to the cumulative number of ore and waste tons mined and to be mined. **(vii)** <u>Exploration and Condemnation Costs</u>: allocated on a direct basis. **(viii)** <u>Refining and Freight Charges</u>: allocated in proportion to the ounces shipped in each shipment. **(viii)** <u>Interest</u>: allocated in proportion to the number of total tons of ore and waste to be moved to extract known reserves.

3.5 **Allocation of Costs Related to Converted Facilities**.

3.5.1 <u>Processing Facilities</u>. If a processing facility, such as an oxide mill, is converted from one use to another, the Capital Cost of such facility shall be allocated using the following formula:

$$CC(A) = CC(F) \times TONS(A)/(TONS(A) + TONS(B))$$

$$CC(B) = CC(C) + [CC(F) \times TONS(B)/(TONS(A) + TONS(B))]$$

Where:

CC(A) = Capital Cost allocated to use A

CC(B) = Capital Cost allocated to use B

CC(F) = Capital Cost of Facility plus capital additions during period of use for use A

CC(C) = Capital Cost of Conversion of facility to use B plus capital additions during period of use for use B

Tons(A) = Tons of type A Known Reserves

Tons(B) = Tons of type B Known Reserves

3.5.2 <u>Other Facilities and Equipment</u>. If any other facility or equipment, such as a piece of mining equipment, is converted from one use to another use, the Capital Cost of such facility or equipment shall be apportioned on an equitable basis, taking into account the initial basis for allocation of costs between uses, if any, and the nature and duration of use in each operation.

3.6 <u>Cross-Mining Costs</u>. Except as expressly provided in this NPI Agreement, no cross-mining costs, which are costs incurred on the Property for exploration, development, mining, or other activities on, and processing of minerals from, property not part of the Property, shall be deducted from Gross Revenues in determining Net Profits. All costs incurred in mining or other use of lands outside of the Property which OPERATOR incurs in connection with Operations may be deducted from Gross Revenues in determining Net Profits; provided that if OPERATOR receives reimbursement for such costs it shall credit such reimbursed amounts to Operating Costs or Capital Costs, as appropriate.

3.7 <u>Accruals</u>. Notwithstanding whether costs identified in this **Article 3** are accounted for by OPERATOR on the cash or accrual basis, such costs shall be included in Capital Costs or Operating Costs to the extent such costs are accrued or actually incurred; provided, however, that supplies inventory or prepaid expenses shall not be charged in determining Net Profits until used in or written off to Operations.

4. **TIME AND MANNER OF PAYMENT**

4.1 <u>Time of Payment</u>. Net Profits shall be calculated on a calendar quarter basis and adjusted annually. Payment for each quarter shall be made no later than 30 days following the end of each calendar quarter.

4.2 <u>Interim Payments</u>. In the event that all information necessary to accurately calculate Net Profits for a calendar quarter is not available on the date payment is due, OPERATOR shall nonetheless make an interim payment which shall approximate as closely as possible the Net Profits payment due based upon the then available information. OPERATOR shall promptly thereafter determine the actual Net Profits payment and, if PAYEE has been underpaid, make the appropriate payment. If PAYEE has been overpaid, the amount of overpayment shall be deducted from the Net Profits payment for the following quarter.

4.3 <u>Payment in Gold</u>. PAYEE may, at least 30 days prior to the date that a payment of Net Profits is payable (the "<u>Payment Date</u>"), notify OPERATOR that settlement of such payment shall be made in gold bullion. Following such notice, which shall be irrevocable as to that payment, OPERATOR shall deliver the number of ounces of gold equal to the quotient of the amount of Net Profits payable in dollars to PAYEE on the payment date, divided by the Spot Price calculated to four decimal places and rounded to three (decimals of .0005 or less shall be rounded down; decimals of more than .0005 shall be rounded up), on the Payment Date. Delivery in settlement shall occur on the second business day following the Payment Date and shall be effected by credit of gold bullion to an account of PAYEE established by PAYEE with the refiner used by OPERATOR for refining gold doré or other mineral product into gold bullion or, if PAYEE is unable to establish an account at such refiner for any reason, with a member of the London Bullion Market Association that is reasonably acceptable to OPERATOR. Any and all costs and liabilities associated with conversion of the dollar amount payable to PAYEE into gold bullion and any and all costs associated with maintenance of such account shall be borne solely by PAYEE. Once OPERATOR has received a notice from PAYEE instructing OPERATOR to make payment in gold bullion, such notice shall remain in effect until OPERATOR receives a new notice from PAYEE instructing OPERATOR to make payment by check, draft or wire transfer as provided in **Section 4.4**.

4.4 <u>Account for Payment</u>. Unless PAYEE elects to receive distribution of its Net Profits in gold, payments shall be made by check, draft or wire transfer to:

PAYEE

Account Number _____

Bank Name _____

Bank Address _____

City, State, Zip Code _____

4.5 <u>Late Payments</u>. If OPERATOR fails to make a payment of Net Profits within the time set forth in **Section 4.1**, except in those cases where OPERATOR, in good faith, makes an interim payment as provided in **Section 4.2**, the payment owed shall bear interest at the rate of LIBOR plus three percent (3%) per annum commencing from and after such payment due date until paid. The payment of interest shall not apply to PAYEE or to OPERATOR for overpayments or underpayments received or made which are discovered as part of a review or audit of an otherwise timely interim or final payment, except in the event of gross negligence or willful misconduct. In the event the retroactive recalculation of Net Profits for each calendar quarter since the Effective Date shall determine that PAYEE is entitled to a payment of Net Profits, such payment shall not begin to accrue interest until 60 days after such recalculation is completed.

5. **BOOKS; RECORDS; AUDITS; ETC.**

5.1 <u>Books and Records</u>. OPERATOR shall maintain detailed and comprehensive cost accounting records and other records pertaining to Operations, including general ledgers, supporting and subsidiary journals, invoices, checks, and other customary documentation sufficient to provide a record of revenues and expenditures, and the results of Operations for reporting purposes. Such records shall be retained for the duration of the period allowed PAYEE for audit or the period necessary to comply with tax or other regulatory requirements. Books and records, as well as all accounting, shall be in accordance with generally accepted accounting principles customarily employed by OPERATOR.

5.2 <u>Audits</u>. Not more frequently than semi-annually and within 12 months after the date of receipt of the quarterly statement required by **Section 5.3**, PAYEE may, through its representatives and agents and at PAYEE's sole expense, perform an audit or other examination of such of OPERATOR's books and records kept as required by this NPI Agreement, as amended, as are necessary to verify OPERATOR's calculation of Net Profits. The right to audit shall specifically include any information received or obtained by OPERATOR from third parties with respect to costs and revenues, including any information received or obtained by OPERATOR from bio-mining with respect to processing of bioleach material or cost reimbursement pursuant to the Venture Agreement insofar as the release to PAYEE of such information does not cause a breach of any confidentiality provision to which OPERATOR is a party; provided, however, that the withholding by OPERATOR of any confidential information shall not abrogate or constitute a waiver by PAYEE of PAYEE's right to an accounting with respect to such confidential information under the Laws of the Colorado, U.S.A.. All financial information shall conclusively be deemed correct for purposes of this NPI Agreement unless PAYEE has given timely notice that it desires to audit or examine OPERATOR's books and records in the manner and within such 24 month period. PAYEE shall promptly commence any such audits and shall diligently prosecute the same to conclusion. Audits shall be conducted so as not to interfere unreasonably with Operations. OPERATOR shall have the same amount of time in which to review and audit its own books and records and to revise any prior calculation of Net Profits that was calculated incorrectly. As to any revisions so made by OPERATOR, and without abrogating PAYEE's 12 month period audit rights, PAYEE shall have 12 months from the date of notice of revision to exercise the rights set forth in this **Section 5.2**.

5.3 <u>Reports and Statements</u>. OPERATOR shall provide to PAYEE the following reports and statements:

    5.3.1 <u>Annual Report</u>: Not later than **March 1** of each year OPERATOR shall provide to PAYEE an annual report of all Operations during the preceding calendar year. Such annual report shall consist of a summary of the preceding year's activities with respect to the Property and the Other Lands insofar as such activities on such Other Lands are relevant to the calculation of Net Profits.

    5.3.2 <u>Annual Report Supplement</u>. Not later than **March 31** of each year, OPERATOR shall provide to PAYEE a supplement to the annual report that **(i)** identifies proven, probable and possible reserves by claim group and **(ii)** provides a nonbinding estimate of the production for each claim group for the current calendar year.

    5.3.3 <u>Quarterly Statement</u>. Within **30 days after the end of each calendar quarter** (or at the time a Net Profits payment is made pursuant to **Section 4.1** if a payment is due), OPERATOR shall provide to PAYEE a detailed statement explaining the manner in which Net Profits was calculated. Such statements shall clearly differentiate which portion of Capital Costs and Operating Costs are allocated to the Property and the Other Lands. Each statement shall be deemed conclusively correct unless PAYEE or OPERATOR notifies the other in writing within 24 months of the date of receipt by PAYEE of a statement of any objections to or errors in such statement.

    5.3.4 <u>Net Profits Estimate</u>. By **April 15** of each year, OPERATOR shall provide to PAYEE a preliminary, nonbinding estimate of the calculation of Net Profits for the first quarter of the year. Provision of such estimate shall not relieve OPERATOR of its obligation to provide the quarterly statement described in **Section 5.3.3** above.

    5.3.5 <u>Inspections</u>. PAYEE, or its authorized agents or representatives, on not less than two business days notice to OPERATOR, may enter upon all surface and subsurface portions of the Property under the supervision of OPERATOR for the purpose of inspecting the Property, all improvements thereto and

Operations thereon as well as inspecting and copying records and data pertaining to Operations (including any records and data that are maintained electronically) insofar as such records and data are relevant to the calculation of Net Profits and PAYEE's rights under this NPI Agreement. PAYEE, or its authorized agents or representatives, shall enter the Property at PAYEE's own risk and expense and shall not unreasonably interfere with OPERATOR's activities and Operations. PAYEE shall indemnify and hold OPERATOR harmless from any liability, damage, claim or demand by reason of injury to PAYEE or any of its agents or representatives incurred in PAYEE's exercise of its rights under this Section, except to the extent caused by OPERATOR's gross negligence or willful misconduct.

5.3.6 Confidentiality. PAYEE shall not, without the express written consent of OPERATOR, which consent shall not be unreasonably withheld, disclose to any third party any information obtained pursuant to this NPI Agreement which is not generally available to the public; provided, however, PAYEE may disclose data or information obtained under this NPI Agreement without the consent of OPERATOR: **(i)** if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over PAYEE or its parent or an Affiliate; **(ii)** to such of PAYEE's consultants as have a need to know such information; **(iii)** to any third party to whom PAYEE, in good faith, anticipates selling or assigning PAYEE's interests under this NPI Agreement; or **(iv)** to a prospective lender; provided that OPERATOR shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section.

6. **GENERAL PROVISIONS**

6.1 Ownership of Tailings. All tailings or other residues from the processing of ores ("Tailings") resulting from Operations on the Property shall be the sole property of OPERATOR, but shall remain subject to this NPI Agreement should the Tailings be processed or reprocessed, as the case may be, by OPERATOR in the future and result in the production of gold or other mineral product produced. Notwithstanding the foregoing, OPERATOR shall have the right to dispose of Tailings from the Property on or off of the Property and to commingle the same with Tailings from Other Lands. In the event Tailings are commingled and are processed or reprocessed, as the case may be, Net Profits payable thereon shall be determined on a pro rata basis as determined by using the best engineering and technical practices then available.

6.2 Entire Agreement; Continuing Effect. This NPI Agreement contains the entire agreement between OPERATOR and PAYEE related to the Property, and no oral agreement, promise, statement or representation which is not contained therein shall be binding on the Parties unless subsequently reduced to writing and signed by the Parties. Subject to the provisions of this Section, the provisions of this NPI Agreement shall supersede all previous oral or written agreements between the Parties pertaining to the subject matter hereof.

6.3 Additional Documents. The Parties shall execute such further instruments and documents and take and complete such further actions as may be necessary to effectuate the purposes of this NPI Agreement.

6.4 Binding Effect. All covenants, conditions, and terms of this NPI Agreement shall be binding upon OPERATOR and PAYEE, and shall be of benefit to the Property and the ground covered thereby including any amendment, relocation or patent of the Property. If the Property is converted to another form of possession by virtue of a change in applicable mining law, the Net Profits Interest shall attach to such possessory right.

6.5 Notices. All notices, designations or other documents required or authorized by the terms of this NPI Agreement shall be in writing and shall be personally delivered, or mailed by registered or certified mail, first class postage prepaid, return receipt requested, or transmitted by facsimile machine in a manner which confirms transmission to the recipient, addressed as follows:

If to OPERATOR:	If to PAYEE:
Facsimile:	Facsimile:
Phone:	Phone:

Either Party may change its address for notice by giving the other Party notice of such change in the manner provided in this Section. Notices personally delivered shall be deemed received on the date of such delivery. Notices given by mail in the manner specified in this Section shall be deemed received on the fifth day after the date of mailing. Notices given by facsimile transmission in the manner specified in this Section shall be deemed received on the first business day following the day on which the transmission was made.

6.6 Performance of Obligations. Each Party shall perform its obligations under this NPI Agreement in a timely manner.

6.7 Term. Where permitted by the Law specified in **Section 6.11**, the Net Profits Interest shall be deemed to be a covenant running with the land which shall attach to any amendment, relocation or patent of the Property and to any new claims or similar interests that result from a conversion of the Property in connection with a revision of applicable mining laws.

6.8 Dispute Resolution. Disputes of the parties shall be resolved by binding arbitration in Denver, Colorado U.S.A. in English in accordance with the International Rules of the American Arbitration Association (the "Rules"). For a period of at least 60 days prior to submission of a matter to arbitration, an executive officer of OPERATOR and an executive officer of PAYEE will attempt to resolve the dispute, failing which either party may refer the matter to arbitration by written notice to the other party. For disputes involving amounts of One Million Dollars (US$1,000,000) or less, the parties shall attempt, by mutual agreement, to nominate a sole arbitrator within 30 days from the date of the initiating party's written notice to the other party. If the parties cannot agree upon a sole arbitrator within such 30 day period, or in the case of disputes involving amounts of more than One Million Dollars (US$1,000,000), the arbitration shall be carried out by a panel of three arbitrators with one arbitrator being selected by the initiating party, one arbitrator being selected by the responding party and the third arbitrator being selected by mutual agreement of such two arbitrators. If such two arbitrators cannot agree within 75 days upon the appointment of the third arbitrator, the third arbitrator shall be appointed by the AAA in accordance with the Rules. Moreover, if any party shall fail to appoint an arbitrator within the specified time period, such arbitrator and the third arbitrator shall be appointed by the AAA in accordance with the Rules. Notwithstanding the foregoing, the arbitrator or arbitrators, as the case may be, shall be lawyers with at least ten year's experience with international joint venture agreements, trained in the common law tradition. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction.

6.9 Premptive Right. Except as otherwise provided in **Section 6.10**, if PAYEE desires to transfer all or any part of its Net Profits or an Affiliate of PAYEE desires to transfer control of PAYEE, OPERATOR shall have a preemptive right as provided in this **Section 6.9**.

6.9.1 If PAYEE intends to transfer all or any part of its Net Profits, or an Affiliate of PAYEE intends to transfer Control of PAYEE, PAYEE shall promptly notify OPERATOR of its intentions. The notice shall state the price and all other pertinent terms and conditions of the intended transfer, and shall be accompanied by a copy of the offer or contract for sale. If the consideration for the intended transfer is, in whole or in part, other than monetary, the notice shall describe such consideration and its monetary fair market value in United States currency. OPERATOR shall have thirty (30) days from the date such notice is delivered to notify PAYEE whether it elects to acquire the offered interest at the same price (or its monetary equivalent) and on the same terms and conditions as set forth in the notice. If it does so elect, the transfer shall be consummated promptly, but in no event more than thirty (30) days, after

notice of such election is delivered to PAYEE.

6.9.2 If OPERATOR fails to so elect within the period provided for in **Subsection 6.9.1**, PAYEE shall have ninety (90) days following the expiration of such period to consummate the transfer to a third party at a price and on terms no less favorable to PAYEE than those set forth in the notice required in **Subsection 6.9.1**.

6.9.3 If PAYEE fails to consummate the transfer to a third party within the period set forth in **Subsection 6.9.2**, the preemptive right of OPERATOR in such offered interest shall be deemed to be revived. Any subsequent proposal to transfer such interest shall be conducted in accordance with all of the procedures set forth in this **Section 6.9**.

6.10 <u>Exceptions to Preemptive Right</u>. **Section 6.9** shall not apply to:

6.10.1 the transfer by PAYEE of all or any part of its Net Profits to an Affiliate;

6.10.2 incorporation of PAYEE, or corporate consolidation or reorganization of PAYEE by which the surviving entity shall possess substantially all of the stock or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of PAYEE;

6.10.3 the transfer of Control of PAYEE by an Affiliate to PAYEE or to another Affiliate;

6.10.4 a transfer of direct or indirect Control of PAYEE to a third party that is not an Affiliate of PAYEE (whether in a single transaction or a series of related transactions, and regardless of the form of such transaction), but only if the fair market value of PAYEE's Net Profits does not exceed twenty-five percent (25%) of the combined fair market value of all of the assets of PAYEE and all of its Affiliates, if any, direct or indirect Control of which also is being transferred in such transaction.

6.11 <u>Governing Law</u>. This NPI Agreement is to be governed by and construed under the laws of Wyoming, U.S.A..

IN WITNESS WHEREOF the Parties hereto have duly executed this Agreement effective as of the Effective Date.

OPERATOR   **PAYEE**

By: _____   By: _____

Title: _____   Title: _____

Its Authorized Representative   Its Authorized Representative

[SEAL]   **[SEAL]**

Schedule A
<u>TO NET PROFITS INTEREST AGREEMENT</u>

<u>PROPERTY</u>

Exhibit E

to the Venture Agreement
for the
Bear Lodge Venture

<u>Memorandum of Agreement</u>

MEMORANDUM OF AGREEMENT

NOTICE IS HEREBY GIVEN that under that certain Bear Lodge Venture Agreement ("Agreement") made and entered into effective _____, 2006 (the "Effective Date") by and between

NEWMONT North America Exploration Limited
a corporation incorporated under the laws of Delaware
1700 Lincoln Street
Denver, Colorado 80203 USA
Attn: Land Department
Facsimile: 303.837.5851

(hereinafter "**NEWMONT**")

and

Paso Rico (USA), Inc.

a corporation incorporated under the laws of Wyoming
P.O. Box 785
Dubois, Wyoming 82513
Facsimilie: 307 455-3779

(hereinafter "**PASO RICO**")

Pursuant to the Agreement PASO RICO and NEWMONT (the "Participants") have agreed to terms for undertaking Mineral Exploration, Development and, if warranted, Mining within the exterior boundaries of the area described in **Exhibit B** hereto (the "Area of Interest"). The Agreement shall be the exclusive means by which the Participants, or either of them or any Affiliate, engage in any activity within the Area of Interest; acquire interests in real property within the Area of Interest; or engage in any other lawful purposes related or incidental to the foregoing. The Agreement shall cover the real property and interests described in **Exhibit A** hereto (the "Properties"), and shall continue for so long as any of the Properties are jointly owned by the Participants hereto and thereafter until all materials, supplies, and equipment have been salvaged and disposed of, a final accounting has been made between the Participants, and reclamation has been completed and accepted by the appropriate governmental agencies, unless the Agreement is earlier terminated according to its terms. Notwithstanding the foregoing, and subject to the limitations and obligations under the Agreement, PASO RICO has retained 100% of the ownership of and the right to explore, develop, mine, process and sell for its own account all ores, metals, concentrates, minerals and mineral products containing (i) any of the fifteen (15) lanthanide-series elements, with the atomic numbers 57 through 71, or the fifteen (15) actinide-series elements, with the atomic numbers 89-103, (including Uranium and Thorium) all located in Group IIIB of the Periodic Table, (ii) Yttrium, atomic number 39, and (iii) Scandium, atomic number 21 ("Reserved Minerals") in, on or under the Properties. Under the terms of the Agreement, NEWMONT is not entitled to acquire and shall not acquire any right, title or interest in or to the Reserved Minerals.

IN WITNESS WHEREOF the parties hereto have duly executed this Memorandum of Agreement effective as of the date first written above.

E-2

NEWMONT NORTH AMERICA EXPLORATION LTD

By: _____

Title: _____

Its Authorized Representative

[SEAL]

Paso Rico (USA), Inc.

By: _____

Title: _____

Its Authorized Representative

[SEAL]

Rare Element Resources Ltd signature below is for the purposes of guaranteeing Paso Rico (USA), Inc.'s performance under the Venture Agreement.

RARE ELEMENT RESOURCES LTD

BY:_____

Title: _____

Its Authorized Representative

Exhibit F

**to the Venture Agreement
for the
Bear Lodge Venture**

Positive Feasibility Study

"Positive Feasibility Study" means a detailed report that recommends the development of a mine on a portion of the Property and includes at least the following information:

1. A description of that part of the Property to be covered by the proposed mine;

2. The estimated recoverable reserves of minerals and the estimated composition and content thereof;

3. The proposed procedure for development and mining production;

4. Results of ore amenability tests;

5. Results of geotechnical and hydrologic evaluations;

6. The nature and extent of the mine facilities proposed to be acquired which may include mill facilities, if the size, extent and location of the ore body makes such mill facilities feasible, in which event the report shall also include a preliminary design for such mill;

7. The total costs, including capital budget, which are reasonably required to purchase, construct and install all structures, machinery and equipment required for the proposed mine, including a schedule of timing of such requirements;

8. All environmental impact studies and costs;

9. The period in which it is proposed that the Property be brought into commercial production;

10. Such other data and information as are reasonably necessary to substantiate the existence of a mineral deposit of sufficient size and grade to justify development of a mine, taking into account all relevant business, tax and other economic considerations; and

11. Working capital requirements for the initial four months of operation of the Property as a mine or such longer period as may be reasonably justified in the circumstances.

12. The information contemplated above shall be of the quality and content that is generally required to produce a feasibility study for North American lending institutions, with the purpose of determining the advisability of providing funding for the project.

**to the Venture Agreement
for the
Bear Lodge Venture**

<u>**Newmont Outside Claims**</u>

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
COLE 1	Aug 25, 2004	Oct 1, 2004	423/486	Sept 29, 2004	WMC-260901
COLE 2	Aug 25, 2004	Oct 1, 2004	423/488	Sept 29, 2004	WMC-260902
COLE 3	Aug 25, 2004	Oct 1, 2004	423/489	Sept 29, 2004	WMC-260903
COLE 4	Aug 25, 2004	Oct 1, 2004	423/490	Sept 29, 2004	WMC-260904
COLE 5	Aug 25, 2004	Oct 1, 2004	423/491	Sept 29, 2004	WMC-260905
COLE 6	Aug 25, 2004	Oct 1, 2004	423/492	Sept 29, 2004	WMC-260906
COLE 7	Aug 25, 2004	Oct 1, 2004	423/493	Sept 29, 2004	WMC-260907
COLE 8	Aug 25, 2004	Oct 1, 2004	423/494	Sept 29, 2004	WMC-260908
COLE 9	Aug 25, 2004	Oct 1, 2004	423/495	Sept 29, 2004	WMC-260909
COLE 10	Aug 25, 2004	Oct 1, 2004	423/496	Sept 29, 2004	WMC-260910
COLE 11	Aug 25, 2004	Oct 1, 2004	423/497	Sept 29, 2004	WMC-260911
COLE 12	Aug 25, 2004	Oct 1, 2004	423/498	Sept 29, 2004	WMC-260912
COLE 13	Aug 25, 2004	Oct 1, 2004	423/499	Sept 29, 2004	WMC-260913
COLE 14	Aug 25, 2004	Oct 1, 2004	423/500	Sept 29, 2004	WMC-260914
COLE 15	Aug 25, 2004	Oct 1, 2004	423/501	Sept 29, 2004	WMC-260915
COLE 16	Aug 25, 2004	Oct 1, 2004	423/502	Sept 29, 2004	WMC-260916
COLE 17	Aug 25, 2004	Oct 1, 2004	423/503	Sept 29, 2004	WMC-260917
COLE 18	Aug 25, 2004	Oct 1, 2004	423/504	Sept 29, 2004	WMC-260918
COLE 19	Aug 25, 2004	Oct 1, 2004	423/505	Sept 29, 2004	WMC-260919
COLE 20	Aug 25, 2004	Oct 1, 2004	423/506	Sept 29, 2004	WMC-260920
COLE 21	Aug 25, 2004	Oct 1, 2004	423/507	Sept 29, 2004	WMC-260921
COLE 22	Aug 25, 2004	Oct 1, 2004	423/508	Sept 29, 2004	WMC-260922
COLE 23	Aug 25, 2004	Oct 1, 2004	423/509	Sept 29, 2004	WMC-260923
COLE 24	Aug 25, 2004	Oct 1, 2004	423/510	Sept 29, 2004	WMC-260924
COLE 25	Aug 25, 2004	Oct 1, 2004	423/511	Sept 29, 2004	WMC-260925
COLE 26	Aug 25, 2004	Oct 1, 2004	423/512	Sept 29, 2004	WMC-260926
COLE 27	Aug 25, 2004	Oct 1, 2004	423/513	Sept 29, 2004	WMC-260927
COLE 28	Aug 25, 2004	Oct 1, 2004	423/514	Sept 29, 2004	WMC-260928
COLE 29	Aug 25, 2004	Oct 1, 2004	423/515	Sept 29, 2004	WMC-260929

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
COLE 30	Aug 25, 2004	Oct 1, 2004	423/516	Sept 29, 2004	WMC-260930
COLE 31	Aug 25, 2004	Oct 1, 2004	423/517	Sept 29, 2004	WMC-260931
COLE 32	Aug 25, 2004	Oct 1, 2004	423/518	Sept 29, 2004	WMC-260932
COLE 33	Aug 25, 2004	Oct 1, 2004	423/519	Sept 29, 2004	WMC-260933
COLE 34	Aug 25, 2004	Oct 1, 2004	423/520	Sept 29, 2004	WMC-260934
COLE 35	Aug 25, 2004	Oct 1, 2004	423/521	Sept 29, 2004	WMC-260935
COLE 36	Aug 25, 2004	Oct 1, 2004	423/522	Sept 29, 2004	WMC-260936
COLE 37	Aug 24, 2004	Oct 1, 2004	423/523	Sept 29, 2004	WMC-260937
COLE 38	Aug 24, 2004	Oct 1, 2004	423/524	Sept 29, 2004	WMC-260938
COLE 39	Aug 24, 2004	Oct 1, 2004	423/525	Sept 29, 2004	WMC-260939
COLE 40	Aug 24, 2004	Oct 1, 2004	423/526	Sept 29, 2004	WMC-260940
COLE 41	Aug 24, 2004	Oct 1, 2004	423/527	Sept 29, 2004	WMC-260941
COLE 42	Aug 24, 2004	Oct 1, 2004	423/528	Sept 29, 2004	WMC-260942
COLE 43	Aug 24, 2004	Oct 1, 2004	423/529	Sept 29, 2004	WMC-260943
COLE 44	Aug 24, 2004	Oct 1, 2004	423/530	Sept 29, 2004	WMC-260944
COLE 45	Aug 24, 2004	Oct 1, 2004	423/531	Sept 29, 2004	WMC-260945
COLE 46	Aug 24, 2004	Oct 1, 2004	423/532	Sept 29, 2004	WMC-260946
COLE 47	Aug 24, 2004	Oct 1, 2004	423/533	Sept 29, 2004	WMC-260947
COLE 48	Aug 24, 2004	Oct 1, 2004	423/534	Sept 29, 2004	WMC-260948
COLE 49	Aug 24, 2004	Oct 1, 2004	423/535	Sept 29, 2004	WMC-260949
COLE 50	Aug 24, 2004	Oct 1, 2004	423/536	Sept 29, 2004	WMC-260950
COLE 51	Aug 24, 2004	Oct 1, 2004	423/537	Sept 29, 2004	WMC-260951
COLE 52	Aug 24, 2004	Oct 1, 2004	423/538	Sept 29, 2004	WMC-260952
COLE 53	Aug 24, 2004	Oct 1, 2004	423/539	Sept 29, 2004	WMC-260953
COLE 54	Aug 24, 2004	Oct 1, 2004	423/540	Sept 29, 2004	WMC-260954
COLE 55	Aug 24, 2004	Oct 1, 2004	423/541	Sept 29, 2004	WMC-260955
COLE 56	Aug 24, 2004	Oct 1, 2004	423/542	Sept 29, 2004	WMC-260956
COLE 57	Aug 24, 2004	Oct 1, 2004	423/543	Sept 29, 2004	WMC-260957
COLE 58	Aug 24, 2004	Oct 1, 2004	423/544	Sept 29, 2004	WMC-260958
COLE 59	Aug 25, 2004	Oct 1, 2004	423/545	Sept 29, 2004	WMC-260959
COLE 60	Aug 26, 2004	Oct 1, 2004	423/546	Sept 29, 2004	WMC-260960
COLE 61	Aug 25, 2004	Oct 1, 2004	423/547	Sept 29, 2004	WMC-260961
COLE 62	Aug 26, 2004	Oct 1, 2004	423/548	Sept 29, 2004	WMC-260962
COLE 63	Sept 1, 2005	Oct 19, 2005	436/160	Oct 19, 2005	WMC-268910
COLE 64	Sept 1, 2005	Oct 19, 2005	436/162	Oct 19, 2005	WMC-268911

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
COLE 65	Sept 1, 2005	Oct 19, 2005	436/163	Oct 19, 2005	WMC-268912
COLE 66	Sept 1, 2005	Oct 19, 2005	436/164	Oct 19, 2005	WMC-268913
COLE 67	Sept 1, 2005	Oct 19, 2005	436/165	Oct 19, 2005	WMC-268914
COLE 68	Sept 1, 2005	Oct 19, 2005	436/166	Oct 19, 2005	WMC-268915
COLE 69	Sept 1, 2005	Oct 19, 2005	436/167	Oct 19, 2005	WMC-268916
COLE 70	Sept 1, 2005	Oct 19, 2005	436/168	Oct 19, 2005	WMC-268917
COLE 71	Sept 1, 2005	Oct 19, 2005	436/169	Oct 19, 2005	WMC-268918
COLE 72	Sept 1, 2005	Oct 19, 2005	436/170	Oct 19, 2005	WMC-268919
COLE 73	Sept 1, 2005	Oct 19, 2005	436/171	Oct 19, 2005	WMC-268920
COLE 74	Sept 1, 2005	Oct 19, 2005	436/172	Oct 19, 2005	WMC-268921
DEN 1	Oct 2, 2005	Nov 17, 2005	437/468	Nov 16, 2005	WMC-270117
DEN 2	Oct 2, 2005	Nov 17, 2005	437/471	Nov 16, 2005	WMC-270118
DEN 3	Oct 2, 2005	Nov 17, 2005	437/472	Nov 16, 2005	WMC-270119
DEN 4	Oct 2, 2005	Nov 17, 2005	437/473	Nov 16, 2005	WMC-270120
DEN 5	Oct 2, 2005	Nov 17, 2005	437/474	Nov 16, 2005	WMC-270121
DEN 6	Oct 1, 2005	Nov 17, 2005	437/475	Nov 16, 2005	WMC-270122
DEN 7	Oct 1, 2005	Nov 17, 2005	437/476	Nov 16, 2005	WMC-270123
DEN 8	Oct 1, 2005	Nov 17, 2005	437/477	Nov 16, 2005	WMC-270124
DEN 9	Oct 1, 2005	Nov 17, 2005	437/478	Nov 16, 2005	WMC-270125
DEN 10	Oct 1, 2005	Nov 17, 2005	437/479	Nov 16, 2005	WMC-270126
DEN 11	Oct 1, 2005	Nov 17, 2005	437/480	Nov 16, 2005	WMC-270127
DEN 12	Oct 1, 2005	Nov 17, 2005	437/481	Nov 16, 2005	WMC-270128
DEN 13	Oct 1, 2005	Nov 17, 2005	437/482	Nov 16, 2005	WMC-270129
DEN 14	Oct 1, 2005	Nov 17, 2005	437/483	Nov 16, 2005	WMC-270130
DEN 15	Oct 1, 2005	Nov 17, 2005	437/484	Nov 16, 2005	WMC-270131
DEN 16	Sept 30, 2005	Nov 17, 2005	437/485	Nov 16, 2005	WMC-270132
DEN 17	Sept 30, 2005	Nov 17, 2005	437/486	Nov 16, 2005	WMC-270133
DEN 18	Sept 30, 2005	Nov 17, 2005	437/487	Nov 16, 2005	WMC-270134
DEN 19	Sept 30, 2005	Nov 17, 2005	437/488	Nov 16, 2005	WMC-270135
DEN 20	Sept 30, 2005	Nov 17, 2005	437/489	Nov 16, 2005	WMC-270136
DEN 21	Sept 30, 2005	Nov 17, 2005	437/490	Nov 16, 2005	WMC-270137
DEN 22	Sept 30, 2005	Nov 17, 2005	437/491	Nov 16, 2005	WMC-270138
DEN 23	Sept 30, 2005	Nov 17, 2005	437/492	Nov 16, 2005	WMC-270139
DEN 24	Sept 30, 2005	Nov 17, 2005	437/493	Nov 16, 2005	WMC-270140

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
DEN 25	Sept 30, 2005	Nov 17, 2005	437/494	Nov 16, 2005	WMC-270141
DEN 26	Sept 30, 2005	Nov 17, 2005	437/495	Nov 16, 2005	WMC-270142
DEN 27	Sept 30, 2005	Nov 17, 2005	437/496	Nov 16, 2005	WMC-270143
DEN 28	Sept 30, 2005	Nov 17, 2005	437/497	Nov 16, 2005	WMC-270144
DEN 29	Sept 30, 2005	Nov 17, 2005	437/498	Nov 16, 2005	WMC-270145
DEN 30	Sept 30, 2005	Nov 17, 2005	437/499	Nov 16, 2005	WMC-270146
DEN 31	Sept 30, 2005	Nov 17, 2005	437/500	Nov 16, 2005	WMC-270147
DEN 32	Sept 30, 2005	Nov 17, 2005	437/501	Nov 16, 2005	WMC-270148
DEN 33	Sept 30, 2005	Nov 17, 2005	437/502	Nov 16, 2005	WMC-270149
DEN 34	Sept 30, 2005	Nov 17, 2005	437/503	Nov 16, 2005	WMC-270150
DEN 35	Sept 30, 2005	Nov 17, 2005	437/504	Nov 16, 2005	WMC-270151
DEN 36	Oct 1, 2005	Nov 17, 2005	437/505	Nov 16, 2005	WMC-270152
DEN 37	Oct 1, 2005	Nov 17, 2005	437/506	Nov 16, 2005	WMC-270153
DEN 38	Oct 1, 2005	Nov 17, 2005	437/507	Nov 16, 2005	WMC-270154
DEN 39	Oct 1, 2005	Nov 17, 2005	437/508	Nov 16, 2005	WMC-270155
DEN 40	Oct 1, 2005	Nov 17, 2005	437/510	Nov 16, 2005	WMC-270156
DEN 41	Oct 1, 2005	Nov 17, 2005	437/511	Nov 16, 2005	WMC-270157
DEN 42	Oct 1, 2005	Nov 17, 2005	437/512	Nov 16, 2005	WMC-270158
DEN 43	Oct 1, 2005	Nov 17, 2005	437/513	Nov 16, 2005	WMC-270159
DEN 44	Oct 1, 2005	Nov 17, 2005	437/515	Nov 16, 2005	WMC-270160
DEN 45	Oct 1, 2005	Nov 17, 2005	437/516	Nov 16, 2005	WMC-270161
DEN 46	Oct 1, 2005	Nov 17, 2005	437/517	Nov 16, 2005	WMC-270162
DEN 47	Oct 1, 2005	Nov 17, 2005	437/518	Nov 16, 2005	WMC-270163
DEN 48	Oct 1, 2005	Nov 17, 2005	437/519	Nov 16, 2005	WMC-270164
DEN 49	Oct 1, 2005	Nov 17, 2005	437/520	Nov 16, 2005	WMC-270165
DEN 50	Oct 1, 2005	Nov 17, 2005	437/521	Nov 16, 2005	WMC-270166
DEN 51	Oct 1, 2005	Nov 17, 2005	437/522	Nov 16, 2005	WMC-270167
DEN 52	Oct 1, 2005	Nov 17, 2005	437/523	Nov 16, 2005	WMC-270168
DEN 53	Oct 1, 2005	Nov 17, 2005	437/524	Nov 16, 2005	WMC-270169
DEN 54	Oct 1, 2005	Nov 17, 2005	437/525	Nov 16, 2005	WMC-270170
DEN 55	Oct 1, 2005	Nov 17, 2005	437/526	Nov 16, 2005	WMC-270171
DEN 56	Oct 1, 2005	Nov 17, 2005	437/527	Nov 16, 2005	WMC-270172
DEN 57	Oct 1, 2005	Nov 17, 2005	437/528	Nov 16, 2005	WMC-270173
DEN 58	Oct 1, 2005	Nov 17, 2005	437/529	Nov 16, 2005	WMC-270174
DEN 59	Oct 1, 2005	Nov 17, 2005	437/530	Nov 16, 2005	WMC-270175

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
DEN 60	Oct 1, 2005	Nov 17, 2005	437/531	Nov 16, 2005	WMC-270176
DEN 61	Oct 1, 2005	Nov 17, 2005	437/532	Nov 16, 2005	WMC-270177
DEN 62	Oct 1, 2005	Nov 17, 2005	437/534	Nov 16, 2005	WMC-270178
DEN 63	Oct 1, 2005	Nov 17, 2005	437/535	Nov 16, 2005	WMC-270179
DEN 64	Oct 1, 2005	Nov 17, 2005	437/536	Nov 16, 2005	WMC-270180
DEN 65	Oct 1, 2005	Nov 17, 2005	437/537	Nov 16, 2005	WMC-270181
DEN 66	Oct 1, 2005	Nov 17, 2005	437/538	Nov 16, 2005	WMC-270182
DEN 67	Oct 1, 2005	Nov 17, 2005	437/539	Nov 16, 2005	WMC-270183
DEN 68	Oct 1, 2005	Nov 17, 2005	437/540	Nov 16, 2005	WMC-270184
DEN 69	Oct 1, 2005	Nov 17, 2005	437/541	Nov 16, 2005	WMC-270185
DEN 70	Oct 1, 2005	Nov 17, 2005	437/542	Nov 16, 2005	WMC-270186
DEN 71	Oct 1, 2005	Nov 17, 2005	437/543	Nov 16, 2005	WMC-270187
DEN 72	Oct 1, 2005	Nov 17, 2005	437/544	Nov 16, 2005	WMC-270188
DEN 73	Oct 1, 2005	Nov 17, 2005	437/545	Nov 16, 2005	WMC-270189
DEN 74	Oct 1, 2005	Nov 17, 2005	437/546	Nov 16, 2005	WMC-270190
DEN 75	Oct 1, 2005	Nov 17, 2005	437/547	Nov 16, 2005	WMC-270191
DEN 76	Oct 1, 2005	Nov 17, 2005	437/548	Nov 16, 2005	WMC-270192
DEN 77	Oct 1, 2005	Nov 17, 2005	437/549	Nov 16, 2005	WMC-270193
DEN 78	Oct 1, 2005	Nov 17, 2005	437/550	Nov 16, 2005	WMC-270194
DEN 79	Oct 1, 2005	Nov 17, 2005	437/551	Nov 16, 2005	WMC-270195
DEN 80	Oct 1, 2005	Nov 17, 2005	437/552	Nov 16, 2005	WMC-270196
DEN 81	Oct 1, 2005	Nov 17, 2005	437/553	Nov 16, 2005	WMC-270197
DEN 82	Oct 1, 2005	Nov 17, 2005	437/554	Nov 16, 2005	WMC-270198
DEN 83	Oct 1, 2005	Nov 17, 2005	437/555	Nov 16, 2005	WMC-270199
DEN 84	Oct 1, 2005	Nov 17, 2005	437/556	Nov 16, 2005	WMC-270200
DEN 85	Oct 1, 2005	Nov 17, 2005	437/557	Nov 16, 2005	WMC-270201
DEN 86	Oct 1, 2005	Nov 17, 2005	437/558	Nov 16, 2005	WMC-270202
DEN 87	Oct 1, 2005	Nov 17, 2005	437/559	Nov 16, 2005	WMC-270203
DEN 88	Oct 2, 2005	Nov 17, 2005	437/560	Nov 16, 2005	WMC-270204
DEN 89	Oct 2, 2005	Nov 17, 2005	437/561	Nov 16, 2005	WMC-270205
DEN 90	Oct 2, 2005	Nov 17, 2005	437/562	Nov 16, 2005	WMC-270206
DEN 91	Oct 2, 2005	Nov 17, 2005	437/563	Nov 16, 2005	WMC-270207
DEN 92	Oct 2, 2005	Nov 17, 2005	437/564	Nov 16, 2005	WMC-270208
DEN 93	Oct 2, 2005	Nov 17, 2005	437/565	Nov 16, 2005	WMC-270209
DEN 94	Oct 2, 2005	Nov 17, 2005	437/566	Nov 16, 2005	WMC-270210

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
DEN 95	Oct 2, 2005	Nov 17, 2005	437/567	Nov 16, 2005	WMC-270211
DEN 96	Oct 3, 2005	Nov 17, 2005	437/568	Nov 16, 2005	WMC-270212
DEN 97	Oct 1, 2005	Nov 17, 2005	437/569	Nov 16, 2005	WMC-270213
DEN 98	Oct 1, 2005	Nov 17, 2005	437/570	Nov 16, 2005	WMC-270214
DEN 99	Oct 1, 2005	Nov 17, 2005	437/571	Nov 16, 2005	WMC-270215
DEN 100	Oct 1, 2005	Nov 17, 2005	437/572	Nov 16, 2005	WMC-270216
DEN 101	Oct 1, 2005	Nov 17, 2005	437/573	Nov 16, 2005	WMC-270217
DEN 102	Oct 1, 2005	Nov 17, 2005	437/574	Nov 16, 2005	WMC-270218
DEN 103	Oct 1, 2005	Nov 17, 2005	437/575	Nov 16, 2005	WMC-270219
DEN 104	Oct 1, 2005	Nov 17, 2005	437/576	Nov 16, 2005	WMC-270220
DEN 105	Oct 1, 2005	Nov 17, 2005	437/577	Nov 16, 2005	WMC-270221
DEN 106	Oct 1, 2005	Nov 17, 2005	437/578	Nov 16, 2005	WMC-270222
DEN 107	Oct 1, 2005	Nov 17, 2005	437/579	Nov 16, 2005	WMC-270223
DEN 108	Oct 1, 2005	Nov 17, 2005	437/580	Nov 16, 2005	WMC-270224
DEN 109	Oct 1, 2005	Nov 17, 2005	437/581	Nov 16, 2005	WMC-270225
DEN 110	Oct 1, 2005	Nov 17, 2005	437/582	Nov 16, 2005	WMC-270226
DEN 111	Oct 1, 2005	Nov 17, 2005	437/583	Nov 16, 2005	WMC-270227
DEN 112	Oct 1, 2005	Nov 17, 2005	437/584	Nov 16, 2005	WMC-270228
DEN 113	Oct 1, 2005	Nov 17, 2005	437/585	Nov 16, 2005	WMC-270229
DEN 114	Oct 1, 2005	Nov 17, 2005	437/586	Nov 16, 2005	WMC-270230
DEN 115	Oct 1, 2005	Nov 17, 2005	437/587	Nov 16, 2005	WMC-270231
DEN 116	Oct 1, 2005	Nov 17, 2005	437/588	Nov 16, 2005	WMC-270232
DEN 117	Oct 1, 2005	Nov 17, 2005	437/589	Nov 16, 2005	WMC-270233
DEN 118	Oct 1, 2005	Nov 17, 2005	437/590	Nov 16, 2005	WMC-270234
DEN 119	Oct 1, 2005	Nov 17, 2005	437/591	Nov 16, 2005	WMC-270235
DEN 120	Oct 1, 2005	Nov 17, 2005	437/592	Nov 16, 2005	WMC-270236
DEN 121	Oct 1, 2005	Nov 17, 2005	437/593	Nov 16, 2005	WMC-270237
DEN 122	Oct 1, 2005	Nov 17, 2005	437/594	Nov 16, 2005	WMC-270238
DEN 123	Oct 1, 2005	Nov 17, 2005	437/595	Nov 16, 2005	WMC-270239
DEN 124	Oct 1, 2005	Nov 17, 2005	437/596	Nov 16, 2005	WMC-270240
DEN 125	Oct 1, 2005	Nov 17, 2005	437/597	Nov 16, 2005	WMC-270241
DEN 126	Oct 1, 2005	Nov 17, 2005	437/598	Nov 16, 2005	WMC-270242
DEN 127	Oct 1, 2005	Nov 17, 2005	437/599	Nov 16, 2005	WMC-270243
DEN 128	Sept 30, 2005	Nov 17, 2005	437/600	Nov 16, 2005	WMC-270244
DEN 129	Sept 30, 2005	Nov 17, 2005	437/601	Nov 16, 2005	WMC-270245

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
DEN 130	Sept 30, 2005	Nov 17, 2005	437/602	Nov 16, 2005	WMC-270246
DEN 131	Sept 30, 2005	Nov 17, 2005	437/603	Nov 16, 2005	WMC-270247
DEN 132	Sept 30, 2005	Nov 17, 2005	437/604	Nov 16, 2005	WMC-270248
DEN 133	Sept 30, 2005	Nov 17, 2005	437/605	Nov 16, 2005	WMC-270249
DEN 134	Sept 30, 2005	Nov 17, 2005	437/606	Nov 16, 2005	WMC-270250
DEN 135	Sept 30, 2005	Nov 17, 2005	437/607	Nov 16, 2005	WMC-270251
DEN 136	Sept 30, 2005	Nov 17, 2005	437/608	Nov 16, 2005	WMC-270252
DEN 137	Sept 30, 2005	Nov 17, 2005	437/609	Nov 16, 2005	WMC-270253
DEN 138	Sept 30, 2005	Nov 17, 2005	437/610	Nov 16, 2005	WMC-270254
DEN 139	Sept 30, 2005	Nov 17, 2005	437/611	Nov 16, 2005	WMC-270255
DEN 140	Sept 30, 2005	Nov 17, 2005	437/612	Nov 16, 2005	WMC-270256
DEN 141	Sept 30, 2005	Nov 17, 2005	437/613	Nov 16, 2005	WMC-270257
DEN 142	Sept 30, 2005	Nov 17, 2005	437/614	Nov 16, 2005	WMC-270258
DEN 143	Sept 30, 2005	Nov 17, 2005	437/615	Nov 16, 2005	WMC-270259
DEN 144	Sept 30, 2005	Nov 17, 2005	437/616	Nov 16, 2005	WMC-270260
DEN 145	Sept 30, 2005	Nov 17, 2005	437/617	Nov 16, 2005	WMC-270261
DEN 146	Sept 30, 2005	Nov 17, 2005	437/618	Nov 16, 2005	WMC-270262
DEN 147	Sept 30, 2005	Nov 17, 2005	437/619	Nov 16, 2005	WMC-270263
DEN 148	Sept 30, 2005	Nov 17, 2005	437/620	Nov 16, 2005	WMC-270264
DEN 149	Sept 30, 2005	Nov 17, 2005	437/621	Nov 16, 2005	WMC-270265
DEN 150	Sept 30, 2005	Nov 17, 2005	437/622	Nov 16, 2005	WMC-270266
DEN 151	Sept 30, 2005	Nov 17, 2005	437/623	Nov 16, 2005	WMC-270267
DEN 152	Sept 30, 2005	Nov 17, 2005	437/624	Nov 16, 2005	WMC-270268
DEN 153	Sept 30, 2005	Nov 17, 2005	437/625	Nov 16, 2005	WMC-270269
DEN 154	Sept 30, 2005	Nov 17, 2005	437/626	Nov 16, 2005	WMC-270270
DEN 155	Sept 30, 2005	Nov 17, 2005	437/627	Nov 16, 2005	WMC-270271
DEN 156	Sept 30, 2005	Nov 17, 2005	437/628	Nov 16, 2005	WMC-270272
DEN 157	Sept 30, 2005	Nov 17, 2005	437/629	Nov 16, 2005	WMC-270273
DEN 158	Sept 30, 2005	Nov 17, 2005	437/630	Nov 16, 2005	WMC-270274
DEN 159	Sept 30, 2005	Nov 17, 2005	437/631	Nov 16, 2005	WMC-270275
DEN 160	Sept 30, 2005	Nov 17, 2005	437/632	Nov 16, 2005	WMC-270276
DEN 161	Sept 30, 2005	Nov 17, 2005	437/633	Nov 16, 2005	WMC-270277
DEN 162	Sept 30, 2005	Nov 17, 2005	437/634	Nov 16, 2005	WMC-270278
DEN 163	Sept 30, 2005	Nov 17, 2005	437/635	Nov 16, 2005	WMC-270279
DEN 164	Oct 2, 2005	Nov 17, 2005	437/636	Nov 16, 2005	WMC-270280

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
DEN 165	Oct 2, 2005	Nov 17, 2005	437/637	Nov 16, 2005	WMC-270281
DEN 166	Oct 2, 2005	Nov 17, 2005	437/638	Nov 16, 2005	WMC-270282
DEN 167	Oct 2, 2005	Nov 17, 2005	437/639	Nov 16, 2005	WMC-270283
DEN 168	Oct 2, 2005	Nov 17, 2005	437/640	Nov 16, 2005	WMC-270284
DEN 169	Oct 2, 2005	Nov 17, 2005	437/641	Nov 16, 2005	WMC-270285
DEN 170	Oct 2, 2005	Nov 17, 2005	437/642	Nov 16, 2005	WMC-270286
DEN 171	Oct 2, 2005	Nov 17, 2005	437/643	Nov 16, 2005	WMC-270287
DEN 172	Oct 2, 2005	Nov 17, 2005	437/644	Nov 16, 2005	WMC-270288
OGDEN 1	Aug 22, 2005	Oct 19, 2005	436/147	Oct 19, 2005	WMC-268922
OGDEN 2	Aug 22, 2005	Oct 19, 2005	436/149	Oct 19, 2005	WMC-268923
OGDEN 3	Aug 22, 2005	Oct 19, 2005	436/150	Oct 19, 2005	WMC-268924
OGDEN 4	Aug 22, 2005	Oct 19, 2005	436/151	Oct 19, 2005	WMC-268925
OGDEN 5	Aug 22, 2005	Oct 19, 2005	436/152	Oct 19, 2005	WMC-268926
OGDEN 6	Aug 22, 2005	Oct 19, 2005	436/153	Oct 19, 2005	WMC-268927
OGDEN 7	Aug 22, 2005	Oct 19, 2005	436/154	Oct 19, 2005	WMC-268928
OGDEN 8	Aug 22, 2005	Oct 19, 2005	436/155	Oct 19, 2005	WMC-268929
OGDEN 9	Aug 22, 2005	Oct 19, 2005	436/156	Oct 19, 2005	WMC-268930
OGDEN 10	Aug 22, 2005	Oct 19, 2005	436/157	Oct 19, 2005	WMC-268931
OGDEN 11	Aug 22, 2005	Oct 19, 2005	436/158	Oct 19, 2005	WMC-268932
OGDEN 12	Aug 22, 2005	Oct 19, 2005	436/159	Oct 19, 2005	WMC-268933
OGDEN 13	Sept 28, 2005	Nov 17, 2005	437/645	Nov 16, 2005	WMC-270289
OGDEN 14	Sept 28, 2005	Nov 17, 2005	437/647	Nov 16, 2005	WMC-270290
OGDEN 15	Sept 28, 2005	Nov 17, 2005	437/648	Nov 16, 2005	WMC-270291
OGDEN 16	Sept 28, 2005	Nov 17, 2005	437/649	Nov 16, 2005	WMC-270292
OGDEN 17	Sept 28, 2005	Nov 17, 2005	437/650	Nov 16, 2005	WMC-270293
OGDEN 18	Sept 28, 2005	Nov 17, 2005	437/651	Nov 16, 2005	WMC-270294
OGDEN 19	Sept 28, 2005	Nov 17, 2005	437/652	Nov 16, 2005	WMC-270295
OGDEN 20	Sept 28, 2005	Nov 17, 2005	437/653	Nov 16, 2005	WMC-270296
OGDEN 21	Sept 28, 2005	Nov 17, 2005	437/654	Nov 16, 2005	WMC-270297
OGDEN 22	Sept 28, 2005	Nov 17, 2005	437/655	Nov 16, 2005	WMC-270298
OGDEN 23	Sept 28, 2005	Nov 17, 2005	437/656	Nov 16, 2005	WMC-270299
OGDEN 24	Sept 28, 2005	Nov 17, 2005	437/657	Nov 16, 2005	WMC-270300
OGDEN 25	Sept 29, 2005	Nov 17, 2005	437/658	Nov 16, 2005	WMC-270301
OGDEN 26	Sept 29, 2005	Nov 17, 2005	437/659	Nov 16, 2005	WMC-270302

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
OGDEN 27	Sept 29, 2005	Nov 17, 2005	437/660	Nov 16, 2005	WMC-270303
OGDEN 28	Sept 29, 2005	Nov 17, 2005	437/661	Nov 16, 2005	WMC-270304
OGDEN 29	Sept 29, 2005	Nov 17, 2005	437/662	Nov 16, 2005	WMC-270305
OGDEN 30	Sept 29, 2005	Nov 17, 2005	437/663	Nov 16, 2005	WMC-270306
OGDEN 31	Oct 12, 2005	Nov 17, 2005	437/664	Nov 16, 2005	WMC-270307
OGDEN 32	Oct 12, 2005	Nov 17, 2005	437/665	Nov 16, 2005	WMC-270308
OGDEN 33	Oct 12, 2005	Nov 17, 2005	437/666	Nov 16, 2005	WMC-270309
OGDEN 34	Oct 3, 2005	Nov 17, 2005	437/667	Nov 16, 2005	WMC-270310
OGDEN 35	Oct 3, 2005	Nov 17, 2005	437/668	Nov 16, 2005	WMC-270311
OGDEN 36	Oct 3, 2005	Nov 17, 2005	437/669	Nov 16, 2005	WMC-270312
OGDEN 37	Oct 3, 2005	Nov 17, 2005	437/670	Nov 16, 2005	WMC-270313
OGDEN 38	Oct 3, 2005	Nov 17, 2005	437/671	Nov 16, 2005	WMC-270314
OGDEN 39	Oct 3, 2005	Nov 17, 2005	437/672	Nov 16, 2005	WMC-270315
OGDEN 40	Oct 3, 2005	Nov 17, 2005	437/673	Nov 16, 2005	WMC-270316
OGDEN 41	Oct 3, 2005	Nov 17, 2005	437/674	Nov 16, 2005	WMC-270317
OGDEN 42	Oct 3, 2005	Nov 17, 2005	437/675	Nov 16, 2005	WMC-270318
OGDEN 43	Oct 3, 2005	Nov 17, 2005	437/676	Nov 16, 2005	WMC-270319
OGDEN 44	Oct 3, 2005	Nov 17, 2005	437/677	Nov 16, 2005	WMC-270320
OGDEN 45	Oct 3, 2005	Nov 17, 2005	437/678	Nov 16, 2005	WMC-270321
OGDEN 46	Oct 3, 2005	Nov 17, 2005	437/679	Nov 16, 2005	WMC-270322
OGDEN 47	Oct 3, 2005	Nov 17, 2005	437/680	Nov 16, 2005	WMC-270323
OGDEN 48	Oct 3, 2005	Nov 17, 2005	437/681	Nov 16, 2005	WMC-270324
OGDEN 49	Oct 2, 2005	Nov 17, 2005	437/682	Nov 16, 2005	WMC-270325
OGDEN 50	Oct 2, 2005	Nov 17, 2005	437/683	Nov 16, 2005	WMC-270326
OGDEN 51	Oct 2, 2005	Nov 17, 2005	437/684	Nov 16, 2005	WMC-270327
OGDEN 52	Oct 2, 2005	Nov 17, 2005	437/685	Nov 16, 2005	WMC-270328
OGDEN 53	Oct 2, 2005	Nov 17, 2005	437/686	Nov 16, 2005	WMC-270329
OGDEN 54	Oct 3, 2005	Nov 17, 2005	437/687	Nov 16, 2005	WMC-270330
OGDEN 55	Oct 3, 2005	Nov 17, 2005	437/688	Nov 16, 2005	WMC-270331
OGDEN 56	Oct 3, 2005	Nov 17, 2005	437/689	Nov 16, 2005	WMC-270332
OGDEN 57	Oct 3, 2005	Nov 17, 2005	437/690	Nov 16, 2005	WMC-270333
OGDEN 58	Oct 3, 2005	Nov 17, 2005	437/691	Nov 16, 2005	WMC-270334
OGDEN 59	Oct 1, 2005	Nov 17, 2005	437/692	Nov 16, 2005	WMC-270335
OGDEN 60	Oct 1, 2005	Nov 17, 2005	437/693	Nov 16, 2005	WMC-270336
OGDEN 61	Oct 1, 2005	Nov 17, 2005	437/694	Nov 16, 2005	WMC-270337

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
OGDEN 62	Oct 1, 2005	Nov 17, 2005	437/695	Nov 16, 2005	WMC-270338
OGDEN 63	Oct 1, 2005	Nov 17, 2005	437/696	Nov 16, 2005	WMC-270339
OGDEN 64	Oct 6, 2005	Nov 17, 2005	437/697	Nov 16, 2005	WMC-270340
OGDEN 65	Sept 29, 2005	Nov 17, 2005	437/698	Nov 16, 2005	WMC-270341
OGDEN 66	Sept 29, 2005	Nov 17, 2005	437/699	Nov 16, 2005	WMC-270342
OGDEN 67	Sept 29, 2005	Nov 17, 2005	437/700	Nov 16, 2005	WMC-270343
OGDEN 68	Sept 29, 2005	Nov 17, 2005	437/701	Nov 16, 2005	WMC-270344
OGDEN 69	Sept 29, 2005	Nov 17, 2005	437/702	Nov 16, 2005	WMC-270345
OGDEN 70	Oct 1, 2005	Nov 17, 2005	437/703	Nov 16, 2005	WMC-270346
OGDEN 71	Oct 1, 2005	Nov 17, 2005	437/704	Nov 16, 2005	WMC-270347
OGDEN 72	Oct 1, 2005	Nov 17, 2005	437/705	Nov 16, 2005	WMC-270348
OGDEN 73	Oct 1, 2005	Nov 17, 2005	437/706	Nov 16, 2005	WMC-270349
OGDEN 74	Oct 1, 2005	Nov 17, 2005	437/707	Nov 16, 2005	WMC-270350
OGDEN 75	Sept 28, 2005	Nov 17, 2005	437/708	Nov 16, 2005	WMC-270351
OGDEN 76	Sept 28, 2005	Nov 17, 2005	437/709	Nov 16, 2005	WMC-270352
OGDEN 77	Sept 28, 2005	Nov 17, 2005	437/710	Nov 16, 2005	WMC-270353
OGDEN 78	Sept 28, 2005	Nov 17, 2005	437/711	Nov 16, 2005	WMC-270354
OGDEN 79	Sept 29, 2005	Nov 17, 2005	437/712	Nov 16, 2005	WMC-270355
OGDEN 80	Sept 29, 2005	Nov 17, 2005	437/713	Nov 16, 2005	WMC-270356
OGDEN 81	Oct 12, 2005	Nov 17, 2005	437/714	Nov 16, 2005	WMC-270357
OGDEN 82	Oct 12, 2005	Nov 17, 2005	437/715	Nov 16, 2005	WMC-270358
OGDEN 83	Oct 12, 2005	Nov 17, 2005	437/716	Nov 16, 2005	WMC-270359
OGDEN 84	Oct 12, 2005	Nov 17, 2005	437/717	Nov 16, 2005	WMC-270360
OGDEN 85	Oct 12, 2005	Nov 17, 2005	437/718	Nov 16, 2005	WMC-270361
OGDEN 86	Oct 12, 2005	Nov 17, 2005	437/719	Nov 16, 2005	WMC-270362
OGDEN 87	Oct 12, 2005	Nov 17, 2005	437/720	Nov 16, 2005	WMC-270363
OGDEN 1A	Oct 13, 2005	Nov 17, 2005	437/721	Nov 16, 2005	WMC-270364
OGDEN 7A	Oct 13, 2005	Nov 17, 2005	437/722	Nov 16, 2005	WMC-270365
REU 1	Aug 22, 2004	Oct 1, 2004	423/549	Sept 29, 2004	WMC-260963
REU 2	Aug 22, 2004	Oct 1, 2004	423/551	Sept 29, 2004	WMC-260964
REU 3	Aug 22, 2004	Oct 1, 2004	423/552	Sept 29, 2004	WMC-260965
REU 4	Aug 22, 2004	Oct 1, 2004	423/553	Sept 29, 2004	WMC-260966
REU 5	Aug 22, 2004	Oct 1, 2004	423/554	Sept 29, 2004	WMC-260967
REU 6	Aug 22, 2004	Oct 1, 2004	423/555	Sept 29, 2004	WMC-260968

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
REU 7	Aug 22, 2004	Oct 1, 2004	423/556	Sept 29, 2004	WMC-260969
REU 8	Aug 22, 2004	Oct 1, 2004	423/557	Sept 29, 2004	WMC-260970
REU 9	Aug 22, 2004	Oct 1, 2004	423/558	Sept 29, 2004	WMC-260971
REU 10	Aug 22, 2004	Oct 1, 2004	423/559	Sept 29, 2004	WMC-260972
REU 11	Aug 22, 2004	Oct 1, 2004	423/560	Sept 29, 2004	WMC-260973
REU 12	Aug 22, 2004	Oct 1, 2004	423/561	Sept 29, 2004	WMC-260974
REU 13	Aug 22, 2004	Oct 1, 2004	423/562	Sept 29, 2004	WMC-260975
REU 14	Aug 22, 2004	Oct 1, 2004	423/563	Sept 29, 2004	WMC-260976
REU 15	Aug 22, 2004	Oct 1, 2004	423/564	Sept 29, 2004	WMC-260977
REU 16	Aug 22, 2004	Oct 1, 2004	423/565	Sept 29, 2004	WMC-260978
REU 17	Aug 22, 2004	Oct 1, 2004	423/566	Sept 29, 2004	WMC-260979
REU 18	Aug 22, 2004	Oct 1, 2004	423/567	Sept 29, 2004	WMC-260980
REU 19	Aug 21, 2004	Oct 1, 2004	423/568	Sept 29, 2004	WMC-260981
REU 20	Aug 21, 2004	Oct 1, 2004	423/569	Sept 29, 2004	WMC-260982
REU 21	Aug 21, 2004	Oct 1, 2004	423/570	Sept 29, 2004	WMC-260983
REU 22	Aug 21, 2004	Oct 1, 2004	423/571	Sept 29, 2004	WMC-260984
REU 23	Aug 21, 2004	Oct 1, 2004	423/572	Sept 29, 2004	WMC-260985
REU 24	Aug 21, 2004	Oct 1, 2004	423/573	Sept 29, 2004	WMC-260986
REU 25	Aug 21, 2004	Oct 1, 2004	423/574	Sept 29, 2004	WMC-260987
REU 26	Aug 21, 2004	Oct 1, 2004	423/575	Sept 29, 2004	WMC-260988
REU 27	Aug 21, 2004	Oct 1, 2004	423/576	Sept 29, 2004	WMC-260989
REU 28	Aug 21, 2004	Oct 1, 2004	423/577	Sept 29, 2004	WMC-260990
REU 29	Aug 21, 2004	Oct 1, 2004	423/578	Sept 29, 2004	WMC-260991
REU 30	Aug 21, 2004	Oct 1, 2004	423/579	Sept 29, 2004	WMC-260992
REU 31	Aug 21, 2004	Oct 1, 2004	423/580	Sept 29, 2004	WMC-260993
REU 32	Aug 21, 2004	Oct 1, 2004	423/581	Sept 29, 2004	WMC-260994
REU 33	Aug 21, 2004	Oct 1, 2004	423/582	Sept 29, 2004	WMC-260995
REU 34	Aug 21, 2004	Oct 1, 2004	423/583	Sept 29, 2004	WMC-260996
REU 35	Aug 21, 2004	Oct 1, 2004	423/584	Sept 29, 2004	WMC-260997
REU 36	Aug 21, 2004	Oct 1, 2004	423/585	Sept 29, 2004	WMC-260998
REU 37	Aug 23, 2004	Oct 1, 2004	423/586	Sept 29, 2004	WMC-260999
REU 38	Aug 23, 2004	Oct 1, 2004	423/587	Sept 29, 2004	WMC-261000
REU 39	Aug 23, 2004	Oct 1, 2004	423/588	Sept 29, 2004	WMC-261001
REU 40	Aug 23, 2004	Oct 1, 2004	423/589	Sept 29, 2004	WMC-261002
REU 41	Aug 23, 2004	Oct 1, 2004	423/590	Sept 29, 2004	WMC-261003

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
REU 42	Aug 23, 2004	Oct 1, 2004	423/591	Sept 29, 2004	WMC-261004
REU 43	Aug 23, 2004	Oct 1, 2004	423/592	Sept 29, 2004	WMC-261005
REU 44	Aug 23, 2004	Oct 1, 2004	423/593	Sept 29, 2004	WMC-261006
REU 45	Aug 23, 2004	Oct 1, 2004	423/594	Sept 29, 2004	WMC-261007
REU 46	Aug 23, 2004	Oct 1, 2004	423/595	Sept 29, 2004	WMC-261008
REU 47	Aug 23, 2004	Oct 1, 2004	423/596	Sept 29, 2004	WMC-261009
REU 48	Aug 23, 2004	Oct 1, 2004	423/597	Sept 29, 2004	WMC-261010
REU 49	Aug 23, 2004	Oct 1, 2004	423/598	Sept 29, 2004	WMC-261011
REU 50	Aug 23, 2004	Oct 1, 2004	423/599	Sept 29, 2004	WMC-261012
REU 51	Aug 22, 2004	Oct 1, 2004	423/600	Sept 29, 2004	WMC-261013
REU 52	Aug 22, 2004	Oct 1, 2004	423/601	Sept 29, 2004	WMC-261014
REU 53	Aug 22, 2004	Oct 1, 2004	423/602	Sept 29, 2004	WMC-261015
REU 54	Aug 22, 2004	Oct 1, 2004	423/603	Sept 29, 2004	WMC-261016
REU 55	Aug 22, 2004	Oct 1, 2004	423/604	Sept 29, 2004	WMC-261017
REU 56	Aug 22, 2004	Oct 1, 2004	423/605	Sept 29, 2004	WMC-261018
REU 57	Aug 22, 2004	Oct 1, 2004	423/606	Sept 29, 2004	WMC-261019
REU 58	Aug 22, 2004	Oct 1, 2004	423/607	Sept 29, 2004	WMC-261020
REU 59	Aug 22, 2004	Oct 1, 2004	423/608	Sept 29, 2004	WMC-261021
REU 60	Aug 22, 2004	Oct 1, 2004	423/609	Sept 29, 2004	WMC-261022
REU 61	Aug 22, 2004	Oct 1, 2004	423/610	Sept 29, 2004	WMC-261023
REU 62	Aug 22, 2004	Oct 1, 2004	423/611	Sept 29, 2004	WMC-261024
REU 63	Aug 22, 2004	Oct 1, 2004	423/612	Sept 29, 2004	WMC-261025
REU 64	Aug 22, 2004	Oct 1, 2004	423/613	Sept 29, 2004	WMC-261026
REU 65	Aug 22, 2004	Oct 1, 2004	423/614	Sept 29, 2004	WMC-261027
REU 66	Aug 22, 2004	Oct 1, 2004	423/615	Sept 29, 2004	WMC-261028
REU 67	Aug 22, 2004	Oct 1, 2004	423/616	Sept 29, 2004	WMC-261029
REU 68	Aug 22, 2004	Oct 1, 2004	423/617	Sept 29, 2004	WMC-261030
REU 69	Aug 23, 2004	Oct 1, 2004	423/618	Sept 29, 2004	WMC-261031
REU 70	Aug 23, 2004	Oct 1, 2004	423/619	Sept 29, 2004	WMC-261032
REU 71	Aug 23, 2004	Oct 1, 2004	423/620	Sept 29, 2004	WMC-261033
REU 72	Aug 23, 2004	Oct 1, 2004	423/621	Sept 29, 2004	WMC-261034
REU 73	Aug 23, 2004	Oct 1, 2004	423/622	Sept 29, 2004	WMC-261035
REU 74	Aug 23, 2004	Oct 1, 2004	423/623	Sept 29, 2004	WMC-261036
REU 75	Aug 23, 2004	Oct 1, 2004	423/624	Sept 29, 2004	WMC-261037
REU 76	Aug 23, 2004	Oct 1, 2004	423/625	Sept 29, 2004	WMC-261038

Claim Name	Location Date	County Rec. Date	County Book/Page	BLM Filing Date	BLM Serial No.
REU 77	Aug 23, 2004	Oct 1, 2004	423/626	Sept 29, 2004	WMC-261039
REU 78	Aug 23, 2004	Oct 1, 2004	423/627	Sept 29, 2004	WMC-261040

Said claims being located in Sections 2, 3, 4 and 5, Township 51 North, Range 63 West 6th PM; and Sections 14, 15, 18, 19, 21, 22, 23, 26, 27, 28, 29, 30, 31, 32, 33, 34 and 35, Township 52 North Range 63 West 6th PM; and Sections 13, 25 and 36, Township 52 North, Range 64 West 6th PM, all in Crook County, Wyoming.

Exhibit 12.1

I, <u>Donald E. Ranta</u>, President/CEO, certify that:

1. I have reviewed this amended Registration Statement on Form 20-FR
   of <u>Rare Element Resources Ltd.;</u>

2. Based on my knowledge, this report does not contain any untrue statement of
   a material fact or omit to state a material fact necessary to make the
   statements made, in light of the circumstances under which such statements
   were made, not misleading with respect to the period covered by this
   report;

3. Based on my knowledge, the financial statements, and other financial
   information included in this report, fairly present in all material
   respects the financial condition, results of operations and cash flows of
   the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for
   establishing and maintaining disclosure controls and procedures (as defined
   in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over
   financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-
   15(f)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such
       disclosure controls and procedures to be designed under our
       supervision, to ensure that material information relating to the
       company, including its consolidated subsidiaries, is made known to us
       by others within those entities, particularly during the period in
       which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused
       such internal control over financial reporting to be designed under
       our supervision, to provide reasonable assurance regarding the
       reliability of financial reporting and the preparation of financial
       statements for external purposes in accordance with generally accepted
       accounting principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and
       procedures and presented in this report our conclusions about the
       effectiveness of the disclosure controls and procedures, as of the end
       of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control
       over financial reporting that occurred during the period covered by
       the annual report that has materially affected, or is reasonably
       likely to materially affect, the company's internal control over
       financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on
   our most recent evaluation of internal control over financial reporting, to
   the company's auditors and the audit committee of the company's board of
   directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or
       operation of internal control over financial reporting which are
       reasonably likely to adversely affect the company's ability to record,
       process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other
       employees who have a significant role in the company's internal
       control over financial reporting.

Date: <u>December 21, 2009</u>

/s/ Donaald E. Ranta
Donald E. Ranta, President/CEO/Director

Exhibit 12.2

I, <u>Mark T. Brown</u>, Chief Financial Officer, certify that:

1. I have reviewed this amended Registration Statement on Form 20-FR of <u>Rare Element Resources Ltd.</u>;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: <u>December 21, 2009</u>

<u>/s/ Mark T. Brown</u>
Mark T. Brown, Chief Financial Officer

EXHIBIT 13.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of
2002

In connection with this amended Registration Statement on Form 20-FR of Rare Element Resources Ltd., a company organized under the *British Columbia Corporations Act* (the "Company"), as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Donald E. Ranta, President/CEO and Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Donald E. Ranta
Donald E. Ranta, President/CEO/Director

Date: December 21, 2009

EXHIBIT 13.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of
2002

In connection with this Amended Registration Statement on Form 20-FR of Rare Element Resources Ltd., a company organized under the *British Columbia Corporations Act* (the "Company"), as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Mark T. Brown, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Mark T. Brown
Mark T. Brown, Chief Financial Officer

Date: December 21, 2009